As filed with the Securities and Exchange Commission on October 1, 2008
                    Registration No. 333-______ and 811-08997


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

                         Pre-Effective Amendment No. [ ]

                        Post-Effective Amendment No. [ ]

                                     and/or

              REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                 ACT 0F 1940 [ ]

                               Amendment No. 3 [X]


                   TRANSAMERICA LIFE SEPARATE ACCOUNT VUL-2 OF
                       TRANSAMERICA LIFE INSURANCE COMPANY
                       (Formerly Separate Account VUL-2 of
                Transamerica Occidental Life Insurance Company)
                           (Exact Name of Registrant)

                       TRANSAMERICA LIFE INSURANCE COMPANY
                       -----------------------------------
       (Former Depositor, Transamerica Occidental Life Insurance Company)
                               (Name of Depositor)

             4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-0001
                    (Address of Depositor's Executive Office)

        Depositor's Telephone Number, including Area Code: (727) 299-1800

Name and Address of Agent for Service:               Copies to:
--------------------------------------               ----------
David M. Goldstein, Esq.                             Frederick R. Bellamy, Esq.
Senior Vice President and Deputy General Counsel Sutherland Asbill & Brennan LLP
Transamerica Life Insurance Company              1275 Pennsylvania Avenue, N. W.
1150 South Olive Street                          Washington, D.C.  20004
Los Angeles, CA 90015

                  Approximate date of proposed public offering:
    As soon as practicable after effectiveness of this registration statement
                                 ---------------

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      Title of securities being registered:
            Modified Single Payment Variable Life Insurance Contract

The Prospectus and Statement of Additional Information for Transamerica Lineage(R) Variable Life Insurance are hereby incorporated by reference to Post-Effective Amendment No. 8 to the Form N-6 Registration Statement (File Nos. 333-63215 and 811-08997) filed on April 29, 2003.

                             TRANSAMERICA LINEAGE(R)


      A Modified Single Payment Variable Universal Life Insurance Contract

                  Issued by Transamerica Life Insurance Company
       (Formerly Issued by Transamerica Occidental Life Insurance Company)

                        Supplement Dated October 1, 2008
                                     to the
                          Prospectus dated May 1, 2003

Transamerica Occidental Life Insurance Company ("Transamerica Occidental Life") merged with and into Transamerica Life Insurance Company ("Transamerica Life") on or about October 1, 2008. Transamerica Occidental Life and Transamerica Life are affiliates. Please note that the merger will not affect your rights under your contract, there are no income tax consequences for you due to the merger, and you will not be charged any additional fees or expenses as a result of the merger.

Upon consummation of the merger, Transamerica Occidental Life's separate corporate existence ceased by operation of law, and Transamerica Life assumed legal ownership of all of the assets of Transamerica Occidental Life, including the separate account funding a modified single payment variable universal life insurance contract ("contract") formerly issued by Transamerica Occidental Life, and the assets of that separate account. As a result of the merger, Transamerica Life became responsible for all liabilities and obligations of Transamerica Occidental Life, including those created under the contract. The contract has thereby become a variable life insurance contract funded by a separate account of Transamerica Life, and each contract owner has become a contract owner of Transamerica Life.

Transamerica Life is engaged in the sale of life and health insurance and annuity contracts. Transamerica Life is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Transamerica Life is licensed in all states except New York, and is also licensed in the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands.

Transamerica Life was purchased from NN Corporation, Milwaukee, Wisconsin on January 1, 1975 and was redomiciled in Iowa on June 30, 1976. The Company was initially named NN Investors Life Insurance Company, Inc. NN Investors Life Insurance Company, Inc. changed its name to PFL Life Insurance Company effective January 1, 1991. PFL Life Insurance Company then changed its name to Transamerica Life Insurance Company effective March 1, 2001.



Contact Information for Transamerica Life's Administrative and Service Office:

Attention: VUL Unit
4333 Edgewood Road NE
Cedar Rapids, IA 52499-0001
(866) TIIG-VUL or (866) 844-4885

It is anticipated that, on or about October 2, 2008, Life Investors Insurance Company of America (also an affiliate of Transamerica Life) will merge into Transamerica Life.

The following hereby supplements the Prospectus and replaces any inconsistent information:

Change to Name of Separate Account

Effective October 1, 2008, Separate Account VUL-2 of Transamerica Occidental Life Insurance Company was renamed Transamerica Life Insurance Company Separate Account VUL-2.

Changes to Names of the AEGON/Transamerica Series Trust, the Investment Adviser to the Trust and the Portfolios of the Trust

Effective January 1, 2008, Transamerica Fund Advisors, Inc. was renamed Transamerica Asset Management, Inc. And, effective May 1, 2008,
AEGON/Transamerica Series Trust (formerly, AEGON/Transamerica Series Fund, Inc.) was renamed Transamerica Series Trust. Also, effective May 1, 2008, the portfolios of Transamerica Series Trust were renamed by deleting
"AEGON/Transamerica" from the portfolios' names. The Transamerica Equity portfolio and the Transamerica Money Market portfolio are portfolios of Transamerica Series Trust, and are the underlying investment options of, respectively, the Transamerica Equity sub-account and the Transamerica Money Market sub-account.

Changes to Portfolios Associated with Sub-accounts

Some of the portfolios associated with the sub-accounts of Separate Account VUL-2 have changed. The portfolios currently associated with the sub-accounts are as follows:

                     Portfolios Associated with Sub-accounts
Alger American Income & Growth Portfolio               MFS(R) Research Series
AllianceBernstein VP Growth and Income Portfolio       PIMCO VIT StocksPLUS Growth & Income Portfolio
AllianceBernstein VP Large Cap Growth Portfolio        Premier VIT OpCap Managed Portfolio
                                                       Premier VIT OpCap Small Cap Portfolio
Dreyfus VIF Appreciation Portfolio                     Transamerica Equity VP
Dreyfus VIF Developing Leaders Portfolio               Transamerica Money Market VP
Janus Aspen Series Balanced Portfolio                  Van Kampen's UIF Emerging Markets Equity Portfolio
Janus Aspen Series Worldwide Growth Portfolio          Van Kampen's UIF Core Plus Fixed Income Portfolio
MFS(R) Growth Series
MFS(R) Investors Trust Series                          Van Kampen's UIF High Yield Portfolio
                                                       Van Kampen's UIF International Magnum Portfolio
                                                            Portfolio

Changes to Names and Investment Objectives of Certain Portfolios

Van Kampen's UIF Core Plus Fixed Income Portfolio and Van Kampen's UIF High Yield Portfolio were formerly called, respectively, Miller Anderson UIF Core Plus Fixed Income-Class 1 Portfolio and Miller Anderson UIF High Yield-Class 1 Portfolio. Morgan Stanley Investment Management is the advisor to these Portfolios and renamed the Portfolios by deleting the name Miller Anderson and replacing it with the name Van Kampen. However, the Portfolios' investment objectives did not materially change.

MFS(R) Growth Series Portfolio was formerly called MFS(R) Emerging Growth Series Portfolio. The Portfolio's name was changed to reflect a change in investment strategy from seeking growth through companies that are early in their life cycles to seeking growth through companies in all life cycles. The investment adviser to the Portfolio did not change.

Changes to Tables of Fees and Expenses

                           TABLES OF FEES AND EXPENSES

The following tables describe the fees and expenses that you may pay when owning and surrendering the contract. If the amount of the charge depends on the personal characteristics of the insured(s) or the owner, then the fee table lists the minimum and maximum charges we assess under the contract, and the fees and charges of a typical insured(s) or owner, as applicable, with the characteristics set forth below. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that you will pay at the time that you fully or partially surrender the contract, transfer accumulation value among the investment options, receive an accelerated death benefit, or take a contract loan.

                                Transaction Fees

----------------------------- -------------------------- ----------------------------------------------------
Charge                        When Charge is Deducted                      Amount Deducted
----------------------------- -------------------------- ----------------------------------------------------
----------------------------- -------------------------- -------------------------- -------------------------
                                                             Guaranteed Charge         Current Charge(1)
----------------------------- -------------------------- -------------------------- -------------------------
----------------------------- -------------------------- -------------------------- -------------------------
Surrender Charge:             Upon full surrender and    9.00% of payments made     Same as Guaranteed
                              partial withdrawals in     to the contract(4).        Charge.
                              excess of the Free 10% Withdrawal Amount2 during
                              the first nine3 contract years.
----------------------------- -------------------------- -------------------------- -------------------------
----------------------------- -------------------------- -------------------------- -------------------------
Withdrawal Transaction Fee:   Upon each partial          2.00% of the amount        None. Charge is
                              withdrawal.                withdrawn, not to exceed   currently waived.
                                                         $25.

----------------------------- -------------------------- -------------------------- -------------------------
----------------------------- -------------------------- -------------------------- -------------------------
Transfer Charge:              On each transfer after     $25 from transfer amount.  None. Charge is
                              18 in a contract year.                                currently waived.

----------------------------- -------------------------- -------------------------- -------------------------
----------------------------- -------------------------- -------------------------- -------------------------
Option to Accelerate Death    At time of accelerated     $150                       Same as Guaranteed
Benefits (Living Benefits     death benefit payment.                                Charge.
Rider-SPVUL) Charge(5):
----------------------------- -------------------------- -------------------------- -------------------------


(1) We may use rates lower than the maximum guaranteed charges. Current charges are the fees and other expenses currently in effect. Any change in current charges will be prospective only and will not exceed the guaranteed maximum charges.

(2) In any contract year, Free 10% Withdrawal Amount is equal to 10% of the contract value minus the total of any prior free withdrawals made in the same contract year.

(3) If the contract lapses or the outstanding loan is foreclosed, and the contract is subsequently reinstated, the surrender charges at reinstatement will be those in effect on the date of default. The remaining period during which surrender charges apply, as well as the percentage charge applicable, will be adjusted accordingly.

(4) Surrender charges applies during the first nine contract years. Surrender charges are assessed as a percentage of the premium payments made to the contract. The maximum surrender charge of 9% applies in the first contract year. The surrender charge decreases annually in subsequent contract years as follows:
8% in year 2; 7% in year 3; 6% in year 4; 5% in year 5; 4% in year 6; 3% in year 7; 2% in year 8 and 1% in year 9. Beginning in the tenth contract year and continuing thereafter, there are no company-imposed surrender charges.

(5) The Option to Accelerate Death Benefits (Living Benefits Rider-SPVUL) is only available on single life contracts.



The following table describes the fees and charges that you will pay periodically during the time that you own the contract. This does not include portfolio fees and expenses.

        Periodic Charges Other than Portfolio Company Operating Expenses

------------------------------ -------------------------- ---------------------------------------------------
           Charge               When Charge is Deducted                    Amount Deducted
------------------------------ -------------------------- ---------------------------------------------------
------------------------------ -------------------------- ------------------------- -------------------------
                                                             Guaranteed Charge         Current Charge(1)
------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
Mortality and Expense Risk     Daily deduction            0.80% annualized on net   Same as Guaranteed
Charge:                        reflected in the           assets in each            Charge.
                               sub-account unit value     sub-account.(6)
                               calculation.

------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
Monthly Deduction - The        On each monthly
Monthly Deduction is           processing date starting
comprised of the sum of the    with the contract date
following charges(7):          until the contract
                               anniversary coinciding
                               with or immediately
                               following the
                               insured's(8) 100th birthday.
------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
1.                                                        Administration Charge:
                                                          1/12 of 0.30% of Same
                                                          as Guaranteed contract
                                                          value. Charge.

------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
2.  Monthly Insurance                                                               Please see Table of
Protection Charge(9):                                                               Current Monthly

                                                                                    Insurance
                                                                                    Protection
                                                                                    Charges
                                                                                    following
                                                                                    the
                                                                                    endnotes
                                                                                    to
                                                                                    this
                                                                                    table
                                                                                    for
                                                                                    the
                                                                                    current
                                                                                    monthly
                                                                                    insurance
                                                                                    protection
                                                                                    charges.
------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
Single Life Contracts
                                                          $83.3333 times each
                                                          $1,000 of the insurance
                                                          protection amount.(10)

                                                          $0.0567 times each
                                                          $1,000 of the insurance
                                                          protection amount.(11)

                                                          $1.1075 times each
                                                          $1,000 of the insurance
                                                          protection amount.

------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
Maximum monthly insurance protection charge:


Minimum monthly insurance protection charge:


Monthly insurance protection charge during the first contract year for a male, age 60 at issue, who qualifies for our standard, non-smoker underwriting class:

------------------------------ -------------------------- ------------------------- -------------------------





------------------------------ -------------------------- ---------------------------------------------------
           Charge               When Charge is Deducted                    Amount Deducted
------------------------------ -------------------------- ---------------------------------------------------
------------------------------ -------------------------- ------------------------- -------------------------
                                                             Guaranteed Charge         Current Charge(1)
------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
Second-to-Die Contracts
                                                          $83.3333 times each
                                                          $1,000 of the insurance
                                                          protection amount.(12)

                                                          $0.000043 times each
                                                          $1,000 of the insurance
                                                          protection amount.(13)

                                                          $0.057925 times each
                                                          $1,000 of the insurance
                                                          protection amount.





------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
Maximum monthly insurance protection charge:


Minimum monthly insurance protection charge:


Monthly insurance protection charge during the first contract year for a contract insuring two individuals, one male and one female, both age 69 at issue, both of whom qualify for our standard, non-smoker underwriting class:
------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
3.  Distribution Fee:          On each monthly            1/12 of 0.40% of          Same as Guaranteed
                               processing date starting   contract value.           Charge.
                               with the contract date,
                               during Contract Years
                               1-10.
------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
4.  Tax Charge:                On each monthly            1/12 of 0.20% of          Same as Guaranteed
                               processing date starting   contract value.           Charge.
                               with the contract date,
                               during Contract Years
                               1-10.
------------------------------ -------------------------- ------------------------- -------------------------
------------------------------ -------------------------- ------------------------- -------------------------
Net Loan Interest Charges:     While a contract loan is   2.00%                     Same as Guaranteed
                               outstanding.(14)                                     Charge.
------------------------------ -------------------------- ------------------------- -------------------------


(6) The Mortality and Expense Risk Charges are taken at the daily equivalent rate (0.00218308%) for the number of days in the valuation period of net assets in each sub-account.

(7) The monthly deduction charges are deducted pro-rata from the contract values net of contract loans.

(8) For second-to-die contracts, the monthly deduction charges will apply until the contract anniversary coinciding with or immediately following the younger insured's 100th birthday.

(9) Monthly insurance protection charges, on a guaranteed basis, are a monthly rate times each $1,000 of the insurance protection amount on the monthly processing date. The insurance protection amount is the difference between (a) the death benefit amount and (b) the contract value. Monthly insurance protection charges vary by the age at issue of the insured (or, on a second-to-die contract, the age at issue of each of the joint insureds); the gender of the insured on a single life contract (unless unisex rates apply); the underwriting class approved for the insured or, on a second-to-die contract, the underwriting class approved for each of the joint insureds, including smoker or non-smoker status; any adjustments for extra ratings on contracts approved based on full underwriting criteria; whether the contract is a single life or a second-to-die contract; and how long the contract has been in-force. Extra ratings are additional charges assessed on contracts insuring individuals considered to have higher mortality risks based on our underwriting standards and guidelines. Generally, guaranteed monthly insurance protection charges for a specific contract will increase annually based on the attained age of the insured (or, on a second-to-die contract, the attained age of each of the joint insureds). The guaranteed monthly insurance protection charges shown in the table may not be representative of the charges you will pay. The specification pages of your contract will indicate the guaranteed monthly insurance protection charges applicable to your contract.

(10) The maximum monthly insurance protection charge shown will apply on all contracts during the contract year in which the insured is age 99. The maximum monthly deduction rate shown may also apply in other, earlier contract years if the contract is issued with extra ratings. See note 9 above for an explanation of "extra ratings".

(11) The minimum monthly deduction rate shown will apply during the first contract year for a contract insuring a female, age 10 at issue, qualifying for our standard underwriting class.

(12) The maximum monthly deduction rate shown will apply on all contracts during the contract year in which the younger of the joint insureds is age 99. The maximum monthly deduction rate shown may also apply in other, earlier contract years if the contract is issued with extra ratings. See note 9 above for an explanation of "extra ratings".

(13) The minimum monthly deduction rate shown will apply on all contracts during the first contract year for a contract insuring two individuals, both age 9 at issue and both qualifying for our standard underwriting class.

(14) The net loan interest charges are the difference between the loan interest rate charged and the rate at which we credit interest with respect to the outstanding loan. While a contract loan is outstanding, loan interest accrues daily and is charged in arrears at the end of each contract year or such shorter period as the loan exists. Loan interest is charged at an annual effective rate of 6.00% for both regular loans and for preferred loans. In addition, interest with respect to outstanding loans is credited to the fixed account while a loan is outstanding. Such interest is earned daily. Interest is earned with respect to regular loans at an annual effective rate of 4.00% on a guaranteed and current basis. Interest is earned with respect to preferred loans at an annual effective rate of 5.50% on a guaranteed basis and at an annual effective rate of 6.00% on a current basis. As a result, the net loan interest charges for regular loans are 2.00% (6.00% minus 4.00%) on both a guaranteed basis and a current basis. The net loan interest charges for preferred loans are 0.50% (6.00% minus 5.50%) on a guaranteed basis and 0.00% (6.00% minus 6.00%) on a current basis.







This table supplements the table titled "Periodic Charges Other than Portfolio
Company Operating Expenses". The following table describes the current monthly insurance protection charges that are payable periodically during the time that you own the contract. Monthly insurance protection charges are part of the monthly deductions under the contract.

              Table of Current Monthly Insurance Protection Charges

---------------------------------------------------------- --------------------------------------------------
Current Monthly Insurance Protection Charge(15) Amount Deducted - Current
Charge(1) Deducted on each monthly processing date starting with the contract date until the contract anniversary coinciding with or immediately following the insured's(16) 100th birthday.
---------------------------------------------------------- --------------------------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Underwriting Class Approved    Contract Years     Monthly Amount
                            for the Insured
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
Single Life Contracts
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Simplified Issue - Standard    1-10               1/12th of 1.05% of contract
                            Non-smoker                     11+                value
                                                                              1/12th of 0.85% of contract
                                                                              value
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Simplified Issue - Standard    1-10               1/12th of 1.05% of contract
                            Smoker                         11+                value
                                                                              1/12th of 0.85% of contract
                                                                              value
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Fully Underwritten -           1-10               1/12th of 0.50% of contract
                            Standard Non-Smoker            11+                value
                                                                              1/12th of 0.30% of contract
                                                                              value
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Fully Underwritten -           1-10               1/12th of 1.00% of contract
                            Standard Smoker                11+                value
                                                                              1/12th of 0.80% of contract
                                                                              value
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
Second-to-Die Contracts
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Simplified Issue - Both        1-10               1/12th of 0.30% of contract
                            insureds Standard Non-smoker   11+                value
                                                                              1/12th of 0.20% of contract
                                                                              value
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Simplified Issue - One         1-10               1/12th of 0.40% of contract
                            insured Standard Non-smoker    11+                value
                            and one insured Standard                          1/12th of 0.30% of contract
                            Smoker                                            value
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Simplified Issue - Both        1-10               1/12th of 0.50% of contract
                            insureds Standard Smoker       11+                value
                                                                              1/12th of 0.40% of contract
                                                                              value
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Fully Underwritten - Both      1-10               1/12th of 0.20% of contract
                            insureds Standard Non-Smoker   11+                value
                                                                              1/12th of 0.10% of contract
                                                                              value
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Fully Underwritten - One       1-10               1/12th of 0.30% of contract
                            insured Standard Non-Smoker    11+                value
                            and one insured Standard                          1/12th of 0.20% of contract
                            Smoker                                            value
--------------------------- ------------------------------ ------------------ -------------------------------
--------------------------- ------------------------------ ------------------ -------------------------------
                            Fully Underwritten - Both      1-10               1/12th of 0.40% of contract
                            insured Standard Smoker        11+                value
                                                                              1/12th of 0.30% of contract
                                                                              value
--------------------------- ------------------------------ ------------------ -------------------------------


(15) The current monthly insurance protection charge varies by the smoker or non-smoker status of the insured (or of each joint insured on a second-to-die contract); whether the contract is a single life contract or a second-to-die contract; and whether the contract was approved subject to simplified underwriting criteria or full underwriting criteria; adjustments for any extra ratings; and how long the contract has been in-force. See note 9 above for an explanation of "extra ratings." The current monthly insurance protection charge is equal to a percentage of the contract value on the monthly processing date. The contract value is the total accumulation value of the contract, and includes the contract's value in the sub-accounts plus the contract's value in the fixed account, including the contract loan amount. The percentages shown are the annual rates. The monthly rate is equal to 1/12th of the annual rate. Higher rates than those shown will apply to fully underwritten contracts issued with extra ratings.

(16) For second-to-die contracts, insured means the younger insured.


                               Portfolio Expenses

Total Annual Portfolio Expenses

The minimum and maximum total annual portfolio operating expenses (before waiver or reimbursement) charged by the portfolios for the fiscal year ended December 31, 2007, are shown below, including management fees, distribution (12b-1) fees, and other expenses.

      ---------------------------- ----------------------------

                Minimum                      Maximum
      ---------------------------- ----------------------------
      ---------------------------- ----------------------------

                 0.40%                        1.60%
      ---------------------------- ----------------------------



The  following   hereby   supplements  the  "Transfer   Privilege,"  the  "Other
Restrictions on Transfers," and the "Transfer Privileges Subject to Possible Limits" sections of the Prospectus and replaces any inconsistent information:

                  Risks of Market Timing and Disruptive Trading

This contract and the underlying fund portfolios are not designed for market timers. However, there is no assurance that we will be able to identify and prevent all market timing and other forms of disruptive trading in the contracts and the underlying fund portfolios. For a discussion of our policies and procedures on market timing and of the potential costs and risks to you that can result if market timing or disruptive trading occurs in the underlying fund portfolios, see the "Market Timing and Disruptive Trading" section.

Market Timing and Disruptive Trading

Statement of Policy: The contract was not designed for the use of market timers or other investors who make programmed, large, frequent or short-term transfers, or engage in other types of disruptive trading. Such transfers may be disruptive to the underlying fund portfolios and increase transaction costs.

Market timing and disruptive trading among the sub-accounts of the Separate Account, or between the sub-accounts of the Separate Account and the fixed account, can cause risks with adverse effects for other contract owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1) dilution of the interests of long-term investors in the sub-accounts of the Separate Account if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the portfolio's investments (some market timers attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage");

(2) an adverse effect on portfolio management, such as:

         (a) impeding a portfolio manager's ability to sustain an investment objective;

         (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

         (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the fund portfolio; and

(3) increased brokerage and administrative expenses.

These costs are borne by all contract owners invested in the sub-accounts of the Separate Account, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which may vary for certain sub-accounts of the Separate Account at the request of the underlying fund portfolios), and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not purchase a contract from us if you intend to conduct market timing or potentially disruptive trading.

Detection: We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among the sub-accounts of the separate accounts of variable products issued by these other insurance companies or retirement plans.

Deterrence: If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction. As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We currently consider only transfers by telephone, fax or overnight mail to be "expedited transfers," but we could decide to treat other forms of communication as expedited transfers. This means that we would accept only written transfer requests with an original signature transmitted to us by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio's operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any contract owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case by case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer within two days if an underlying fund portfolio refuses or reverses our order; in such instances some contract owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more contracts that we believe are connected.

In addition to our internal policies and procedures, we will administer your contract to comply with any applicable state, federal and other regulatory requirements concerning transfers. We reserve the right to implement, administer and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

o        Impose redemption fees on transfers;

o Expressly limit the number or size of transfers in a given period except for certain sub-accounts of the Separate Account when an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size.

Redemption fees, transfer limits and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the sub-accounts of our Separate Account, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such contract owners or intermediaries acting on their behalf. And, while the contract's provisions give us the right to set and change various rules regarding transfer privileges, including, but not limited to, the amounts that may be transferred, the frequency of such transfers and the acceptable form and manner in which transfers may be requested, these restrictions may not always be effective to prevent market timing or disruptive trading. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate to: (1) better detect and deter market timing or other harmful trading that may adversely affect other contract owners, other persons with material rights under the contract, or underlying fund shareholders generally, (2) comply with state or federal regulatory requirements or (3) impose additional or alternative restrictions on contract owners engaging in market timing or disruptive trading among the sub-accounts of our Separate Account. In addition, we may not honor transfer requests if any sub-accounts of our Separate Account that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies: The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted to discourage market timing and disruptive trading in the sub-accounts of our Separate Account. Contract owners should be aware that we may not have the contractual ability or the operational capacity to monitor contract owners' transfer requests and apply the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers. Accordingly, contract owners and other persons who have material rights under our policies should assume that any protection they may have against potential harm from market timing or disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for the contract to discourage market timing and disruptive trading.

Contract owners should be aware that we are required to provide to an underlying fund portfolio or its designee, promptly upon request, certain information about the trading activity of individual contract owners, and to restrict or prohibit further purchases or transfers by specific contract owners identified by an underlying fund portfolio as violating the frequent trading policies established for that underlying fund portfolio.

Omnibus Orders: Contract owners and other persons with material rights under the contracts also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual contract owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance contracts, including ours, whose variable investment choices correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from contract owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

The following hereby replaces the disclosure under the heading "FURTHER INFORMATION - Statement of Additional Information (SAI)" in the Prospectus.

The statutory basis financial statements and schedules of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America, and the U.S. G.A.A.P.-basis financial statements of the separate account, as well as the Independent Registered Public Accounting Firm's reports thereon, are included in the Statement of Additional Information. Unaudited pro forma combined financial statements for Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America for the period ending December 31, 2007, are also included.

                           TRANSAMERICA LINEAGE(R) VUL

      A Modified Single Payment Variable Universal Life Insurance Contract

                  Issued by Transamerica Life Insurance Company
       (Formerly Issued by Transamerica Occidental Life Insurance Company)

                        Supplement Dated October 1, 2008
                                     to the
              Statement of Additional Information dated May 1, 2003


The following hereby supplements the Statement of Additional Information and replaces any inconsistent information:

This Statement of Additional Information ("SAI") expands upon subjects discussed in the current prospectus for the Transamerica Lineage" modified single payment variable universal life insurance contract offered by Transamerica Life Insurance Company (formerly Transamerica Occidental Life Insurance Company). (Note: This Policy is no longer for sale to new purchasers.) You may obtain a copy of the prospectus dated May 1, 2003, by:

o    calling (866) 844-4885;

o writing to our administrative and service office at Transamerica Life Insurance Company, Attention: VUL Unit, 4333 Edgewood Rd. NE, Cedar Rapids, IA 52499; or

o    sending us an e-mail request to TIIGVUL.customerservice@transamerica.com.


The prospectus sets forth information that a prospective investor should know before investing in a contract. Terms used in this SAI have the same meanings as in the prospectus for the contract. This SAI is not a prospectus and should be read only in conjunction with the prospectus for the Transamerica Lineage" contract and the underlying fund portfolios.


The  following   hereby   supplements   the   information   under  the  headings
"Services--Independent   Public   Accountant"  and  "Independent   Auditors  and
Financial Statements," and replaces any inconsistent information

The financial statements of the Separate Account at December 31, 2007, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company, and Life Investors Insurance Company of America (which, it is anticipated, will merge into its affiliate Transamerica Life Insurance Company, on October 2, 2008), at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing herein, have been audited by Ernst & Young, LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, an Independent Registered Public Accounting Firm, as set forth in the firm's respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


Financial Statements

The statutory basis financial statements and schedules of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America, and the U.S. G.A.A.P.-basis financial statements of the Separate Account, as well as the Independent Registered Public Accounting Firm's reports thereon, are included in this Statement of Additional Information. The financial statements of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America, which are included in this Statement of Additional Information, should be distinguished from the financial statements of the Separate Account and should be considered only as bearing on the ability of Transamerica Life Insurance Company to meet its obligations under the contracts. The financial statements of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America should not be considered as bearing on the safety or investment performance of the assets held in the Separate Account.

Unaudited Pro Forma Condensed Financial Information

The following schedules show financial information after giving effect to the mergers of Life Investors Insurance Company of America and Transamerica Occidental Life Insurance Company into Transamerica Life Insurance Company as if those mergers had occurred on an earlier date (which we refer to as "pro forma" information).

In presenting the pro forma balance sheet, we assumed that the mergers had occurred by December 31, 2007. In presenting the pro forma income statement information for each of the three years ended December 31, 2007, we assumed that the mergers had occurred on January 1, 2005, January 1, 2006, and January 1, 2007, respectively.

The unaudited pro forma condensed financial data are not intended to represent or to be indicative of our consolidated results of operations or financial position that we would have reported had the mergers occurred as of the dates presented, and should not be taken as a representation of our future consolidated results of operations or financial position. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and/or cost savings that we may achieve with respect to the combined companies.

The unaudited pro forma condensed financial data should be read in conjunction with the historical financial statements and accompanying notes of Life Investors Insurance Company of America, Transamerica Occidental Life Insurance Company, and Transamerica Life Insurance Company, which are included in this Statement of Additional Information in this registration statement on Form N-6.



Proforma  Unaudited  Consolidated  Statutory  Balance  Sheet  Transamerica  Life
Insurance  Company,  Transamerica  Occidental  Life  Insurance  Company and Life
Investors Insurance Company of America

As of December 31, 2007

ASSETS                                                                                  TOLIC             LIICA

1.      Bonds                                                                        $16,471,095,521     $6,976,787,445
2.      Stocks:

         2.1   Preferred stocks                                                         554,862,947       145,648,034

         2.2   Common stocks                                                          2,227,768,280        12,382,045
3.      Mortgage loans on real estate:

         3.1   First liens                                                            4,545,013,789     1,080,994,130
         3.2   Other than first liens                                                             0                 0
4.      Real estate

         4.1   Properties occupied by the company                                                 0        71,309,002

         4.2   Properties held for production of income                                     186,207        37,275,908

         4.3   Properties held for sale                                                   8,812,169           693,481

5.      Cash, cash equivalents and short-term investments                               574,047,643       157,173,685

6.      Contract loans (including $ 0 premium notes)                                    390,493,955       207,383,207

7.      Other invested assets                                                         1,832,339,752       249,165,460

8.      Receivable for securities                                                         1,799,374           849,084
9.      Aggregate write-ins for invested assets                                                   0                 0
                                                                                  ------------------ -----------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                            26,606,419,637     8,939,661,481
                                                                                  ------------------ -----------------
11.    Title plants less $......0 charged off (for Title insurers only)                           0                 0

12.    Investment income due and accrued                                                295,138,837        93,437,711
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                              120,328,047         (511,278)
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                               123,325,884        28,212,751
         13.3.  Accrued retrospective premiums                                                    0                 0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                       67,100,681         6,888,631
         14.2  Funds held by or deposited with reinsured companies                       57,060,075                 0
         14.3  Other amounts receivable under reinsurance contracts                     194,609,658               562
15.    Amounts receivable relating to uninsured plans                                             0                 0
16.1  Current federal and foreign income tax recoverable and interest thereon                     0                 0
16.2  Net deferred tax asset                                                            132,025,702        65,663,340
17.    Guaranty funds receivable or on deposit                                              323,361           580,105
18.    Electronic data processing equipment and software                                          0                 0
19.    Furniture and equipment, including health care delivery assets ($0)                        0                 0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                     0                 0
21.    Receivable from parent, subsidiaries and affiliates                              169,099,032       105,565,050
22.    Health care ($0) and other amounts receivable                                              0                 0
23.    Aggregate write-ins for other than invested assets                               469,782,109       283,386,232

                                                                                  ------------------ -----------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)
                                                                                     28,235,213,023     9,522,884,585
                                                                                  ------------------ -----------------
25.    From Separate Accounts Statement                                               2,776,744,947       505,064,943
                                                                                  ------------------ -----------------
26.    Total (Lines 24 and 25)                                                     $31,011,957,970    $10,027,949,528

                                                                                  ================== =================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $0                  $0

                                                                                  ------------------ -----------------

                                                                                  $0                  $0
TOTAL OF ASSETS WRITE-INS FOR LINES 9
                                                                                  ================== =================

DETAILS OF ASSET WRITE-INS (Line 23)
  Accounts receivable                                                                 $  58,214,391     $   9,308,500
  Company owned life insurance                                                                    0       269,910,412
  Reinsurance deposit receivable                                                        120,581,750                 0
  Modco Asset                                                                           107,558,829                 0
Estimated premium tax offsets related to the provision for future GFA                             0         2,569,573
  Goodwill from assumption reinsurance with subsidiary                                   69,719,253                 0
  General Agent Pension fund                                                             76,748,178                 0
  Investment broker receivables                                                           2,029,029                 0

  Investment receivables                                                                 34,930,679         1,597,747
                                                                                  ------------------ -----------------

TOTAL OF ASSETS WRITE-INS FOR LINES 23                                               $  469,782,109       $283,386,232
                                                                                  ================== =================

LIABILITIES                                                                             TOLIC             LIICA

1.      Aggregate reserve for life contracts                                         $12,715,170,945  $6,317,025,786

2.      Aggregate reserve for accident and health contracts                             219,556,406     1,936,157,947

3.      Liability for deposit-type contracts                                          9,198,790,890       172,945,108
4.      Contract claims:

         4.1   Life                                                                     282,711,435        37,240,224

         4.2   Accident and health                                                       47,080,205        86,284,014

5.      Policyholders' dividends and coupons due and unpaid                                 101,647           188,611
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment                                         10,045,885         1,935,433
         6.2   Dividends not yet apportioned                                                      0                 0
         6.3   Coupons and similar benefits                                                       0                 0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                         0                 0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                      6,084,553         4,936,985
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                            0                 0

          9.2   Provision for experience rating refunds                                  18,038,966        4,045,883

          9.3   Other amounts payable on reinsurance                                     80,302,979       17,540,201

          9.4   Interest Maintenance Reserve                                            236,189,340      53,009,815

10.     Commissions to agents due or accrued                                              4,242,900        17,192,911

11.     Commissions and expense allowances payable on reinsurance assumed                84,744,662                0

12.     General expenses due or accrued                                                  25,441,746       55,805,831

13 .    Transfers to Separate Accounts due or accrued                                   (78,921,306)     (8,158,431)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes          24,093,685       16,761,182

15.1.  Current federal and foreign income taxes                                          68,806,798       28,170,196
15.2.  Net deferred tax liability                                                                 0         0

16.     Unearned investment income                                                       10,082,051        1,213,079

17.     Amounts withheld or retained by company as agent or trustee                      53,454,095       54,927,019

18.     Amounts held for agents' account, including agents' credit balance                5,899,676         2,684,995

19.     Remittances and items not allocated                                             183,471,609       9,178,406
20.     Net adjustment in assets and liabilities due to foreign exchange rates                    0                 0
21.     Liability for benefits for employees and agents if not included above            79,755,255                 0
22.     Borrowed money and interest thereon                                                       0                 0
23.     Dividends to stockholders declared and unpaid                                             0                 0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                 548,657,355       180,815,663
          24.2  Reinsurance in unauthorized companies                                    48,805,499         2,486,536
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                              236,452,209        45,074,354
          24.4  Payable to parent, subsidiaries and affiliates                          158,861,026        54,663,750
          24.5  Drafts outstanding                                                                0                 0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                             0                 0
          24.7  Funds held under coinsurance                                             14,695,237         6,456,560
          24.8  Payable for securities                                                   21,599,643         8,476,343
          24.9  Capital notes and interest thereon                                                0                 0
25.     Aggregate write-ins for liabilities                                             419,521,995       (6,648,035)
                                                                                  ------------------
                                                                                                     -----------------
26.     Total liabilities excluding Separate Accounts business (Lines 1-25)
                                                                                  24,723,737,386     9,100,410,366
                                                                                  ------------------ -----------------
27.     From Separate Accounts Statement                                              2,690,282,323       505,064,943
                                                                                  ------------------ -----------------
28.     Total liabilities (Line 26 and 27)
                                                                                  $27,414,019,709    $9,605,475,309   $
                                                                                  ================== =================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

  Deferred derivative gain/loss                                                         $34,151,375        $0
  Derivatives                                                                            39,691,781           653,849
  Municipal reverse repurchase agreement                                                270,370,204                 0
  Securities lending liability                                                           76,850,608                 0
  Case level liability                                                                            0                 0

 Amounts incurred related to separate account reinsurance agreements              (1,541,973)             (9,551,884)
  Interest payable on surplus notes                                                               0         2,250,000
  Provision for liquidity guarantees                                                              0                 0
                                                                                  ------------------ -----------------


TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                        $419,521,995        $(6,648,035)
                                                                                  ================== =================

SURPLUS AND OTHER FUNDS

29.     Common capital stock                                                            $13,801,463        $1,685,910

30.     Preferred capital stock                                                          13,793,325         1,250,000
31.     Aggregate write-ins for other than special surplus funds                                  0                 0
32.     Surplus notes                                                                             0       150,000,000
33.     Gross paid in and contributed surplus                                         1,672,352,407       236,007,130
34.     Aggregate write-ins for special surplus funds                                             0                 0
35.     Unassigned funds (surplus)                                                    1,897,991,066        33,531,179
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                     0                 0
          36.2  Preferred shares                                                                  0                 0
37.     Surplus (Total lines 31+32+33+34+35-36)                                       3,570,343,473       419,538,309
                                                                                  ------------------ -----------------
38.     Totals of Lines 29, 30 and 37                                                 3,597,938,261       422,474,219
                                                                                  ------------------ -----------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)
                                                                                  $31,011,957,970     $10,027,949,528
                                                                                  ================== =================


*This  balance  sheet is a  consolidation  of the  December 31, 2007 NAIC Annual
Statement  balance sheets for Transamerica  Occidental Life Insurance  Company ,
Transamerica  Life  Insurance  Company and Life Investors  Insurance  Company of
America.

Note:  Eliminations would all be on Investment and Corporate centers


Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2007


                                                                                         TOLIC               LIICA
Premiums and annuity considerations for life and accident and health
contracts                                                                              $2,141,476,715        $ 649,355,631

Considerations for supplementary contracts with life contingencies                         2,249,072             3,806,501

Net investment income                                                                  1,399,174,410           519,953,214

Amortization of Interest Maintenance Reserve (IMR)                                        20,514,274             6,773,775
Separate Accounts net gain from operations excluding unrealized gains or
losses                                                                                             -                     0

Commissions and expense allowances on reinsurance ceded                                   50,454,233            26,503,415

Reserve adjustments on reinsurance ceded                                               (116,343,582)           156,087,276
Miscellaneous Income:
Income from fees associated with investment management, administration and contract guarantees

from Separate Accounts                                                                    20,373,287             1,187,879
Charges and fees for deposit-type contracts                                                        0                     0

Aggregate write-ins for miscellaneous income                                              48,600,570           158,109,757
                                                                                    ----------------- ---------------------

Totals (Lines 1 to 8.3)                                                                3,566,498,979         1,521,777,448
                                                                                    ----------------- ---------------------
Death benefits                                                                                                 142,352,351
                                                                                         919,055,481

Matured endowments (excluding guaranteed annual pure endowments)                             733,803                19,368

Annuity benefits                                                                         558,322,804            73,973,016

Disability benefits and benefits under accident and health contracts                      36,021,536           192,775,061

Coupons, guaranteed annual pure endowments and similar benefits                              294,991                     0

Surrender benefits and withdrawals for life contracts                                    949,303,022
Group conversions                                                                                  0                     0

Interest and adjustments on contract or deposit-type contract funds                      522,225,095            12,740,280

Payments on supplementary contracts with life contingencies                                  788,640            10,503,489
Increase in aggregate reserves for life and accident and health contracts                179,024,519         (282,924,028)
                                                                                    ----------------- ---------------------
Totals (Lines 10 to 19)                                                                 3,165,769,891          149,439,537

Commissions on premiums, annuity considerations and deposit-type contract
funds (direct business only)                                                             295,370,354           151,185,372

Commissions and expense allowances on reinsurance assumed                                440,757,712             5,247,636

General insurance expenses                                                               271,424,231           137,172,128

Insurance taxes, licenses and fees, excluding federal income taxes                        55,354,643            37,949,473

Increase in loading on deferred and uncollected premiums                                   (740,961)             (610,457)

Net transfers to or (from) Separate Accounts net of reinsurance                        (285,933,858)           135,085,264

Aggregate write-ins for deductions                                                     (294,395,170)           225,774,395
                                                                                    ----------------- ---------------------

Totals (Lines 20 to 27)                                                                3,647,606,842           841,243,348
                                                                                    ----------------- ---------------------
Net gain from operations before dividends to policyholders and federal
income taxes (Line 9 minus Line 28)                                                     (81,107,863)           680,534,100
Dividends to policyholders                                                                14,928,629             1,954,570
                                                                                    ----------------- ---------------------
Net gain from operations after dividends to policyholders and before                                           678,579,530
federal income taxes (Line 29 minus Line 30)                                            (96,036,492)
Federal and foreign income taxes incurred (excluding tax on capital gains)                53,910,554            77,825,003
                                                                                    ----------------- ---------------------
Net gain from operations after dividends to policyholders and federal income taxes and before realized

capital gains or (losses) (Line 31 minus Line 32)                                      (149,947,046)            87,017,347
Net realized capital gains or (losses) less capital gains tax and
transferred to the IMR                                                                    51,961,527            32,114,918
                                                                                    -----------------
                                                                                                      ---------------------
Net income (Line 33 plus Line 34)                                                      $(97,985,519)         $ 119,132,265


                                                                                    ================= =====================

Capital and surplus, December 31, prior year                                          $2,892,148,063       $   633,891,809

Net income (Line 35)                                                                    (97,985,519)           119,132,265

Change in net unrealized capital gains (losses)                                          622,460,069            57,021,984

Change in net unrealized foreign exchange capital gain (loss)                            (1,178,693)             9,385,532

Change in net deferred income tax                                                          3,469,371           147,058,467

Change in nonadmitted assets and related items                                            49,561,249         (131,793,805)

Change in liability for reinsurance in unauthorized companies                           (17,324,610)               330,486
Change in reserve on account of change in valuation basis, (increase) or
decrease                                                                                (12,676,668)           (2,178,864)

Change in asset valuation reserve                                                       (15,025,583)          (72,500,139)
Change in treasury stock                                                                           0                     0
Surplus (contributed to) withdrawn from Separate Accounts during period                            0                     0

Other changes in surplus in Separate Accounts Statement                                   11,706,314                     0
Change in surplus notes                                                                            0                     0
Cumulative effect of changes in accounting principles                                              0                     0
Capital changes:
Paid in                                                                                            0                     0
Transferred from surplus (Stock Dividend)                                                          0                     0
Transferred to surplus                                                                             0                     0
Surplus adjustment:

Paid in                                                                                  (1,522,262)         (274,101,730)
Transferred to capital (Stock Dividend)                                                            0                     0
Transferred from capital                                                                           0                     0

Change in surplus as a result of reinsurance                                             364,306,530            66,228,214

Dividends to stockholders                                                              (200,000,000)         (130,000,000)
Aggregate write-ins for gains and losses in surplus                                                0                     0
                                                                                    ----------------- ---------------------

Net change in capital and surplus (Lines 37 through 53)                                  705,790,198         (211,417,590)
                                                                                    ----------------- ---------------------
Capital and surplus as of statement date (Lines 36 + 54)                               $3,597,938,261      $   422,474,219

                                                                                    ================= =====================


Miscellanous income                                                                     $ 37,317,517         $      13,384
Income earned on company owned life insurance                                                      0            10,085,039
Reinsurance transaction - Modco interest adjustment                                                0             3,346,270
Foreign currency translation adjustment                                                     (59,811)                     0
Reinsurance premium on inforce transaction                                                         0                     0
Receivable for deposit accounting of reinsurance treaty                                    7,625,686                     0
Amoritization of goodwill                                                                  1,433,396                     0
Consideration on reinsurance transaction                                                   2,283,782           144,665,064
                                                                                    -----------------     -----------------

TOTAL WRITE-INS FOR LINE 8.3
                                                                                    $48,600,570          $   158,109,757
                                                                                    ================= =====================




Consideration paid on reinsurance transaction                                                     $0                    $0

Experience refunds                                                                      (44,728,866)               754,946
Fines and penalties                                                                          277,149                 5,075
Recapture commission expense allowance                                                             0                     0
Funds withheld ceded investment income                                                     8,943,792            16,426,984
Reinsurance transaction-Modco interest adjustment                                      (258,887,245)            38,399,116
Change in case liability                                                                           0                     0
Interest on surplus notes                                                                          0             9,001,200
Modco reinsurance premium paid                                                                     0           173,147,401
Reinsurance transaction - Modco reserve adjustment reinsurance assumed                             0             (900,117)
Foreign currency translation adjustment                                                            0          (11,060,210)
Change in provision for liquidity guarantees                                                       0                     0
                                                                                    ----------------- ---------------------


TOTAL WRITE-INS FOR LINE 27                                                         $(294,395,170)     $225,774,395
                                                                                    ================= =====================




Non life subsidiary transaction                                                                   $0                    $0
Correction to an error                                                                             0                     0
Contributed surplus related to stock appreciation rights plan of indirect
parent                                                                                             0                     0
                                                                                    ----------------- ---------------------


TOTAL WRITE-INS FOR LINE 53                                                                        $0                    $0
                                                                                    ================= =====================



Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America

As of December 31, 2007

ASSETS                                                                                 TLIC            Elimination

1.      Bonds                                                                   5    $ 8,499,852,882        $    0
2.      Stocks:

         2.1   Preferred stocks                                                      1,329,680,509

         2.2   Common stocks                                                           260,304,528    (1,685,599,498)
3.      Mortgage loans on real estate:

         3.1   First liens                                                           6,038,593,884
         3.2   Other than first liens                                                            0
4.      Real estate

         4.1   Properties occupied by the company                                        6,160,325

         4.2   Properties held for production of income                                  2,463,189

         4.3   Properties held for sale                                                 20,268,161

5.      Cash, cash equivalents and short-term investments                            1,182,364,444       (60,900,000)

6.      Contract loans (including $ 0 premium notes)                                    92,977,680

7.      Other invested assets                                                        2,152,611,049

8.      Receivable for securities                                                       55,362,935
9.      Aggregate write-ins for invested assets                                                  0
                                                                                 ------------------ ------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                           39,640,639,586    (1,746,499,498)
                                                                                 ------------------ ------------------
11.    Title plants less $......0 charged off (for Title insurers only)                          0                  0

12.    Investment income due and accrued                                               767,992,938
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                               6,629,403
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                               14,193,127
         13.3.  Accrued retrospective premiums                                                   0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                       4,763,923
         14.2  Funds held by or deposited with reinsured companies                          70,000
         14.3  Other amounts receivable under reinsurance contracts                        243,730
15.    Amounts receivable relating to uninsured plans                                            0
16.1  Current federal and foreign income tax recoverable and interest thereon                    0
16.2  Net deferred tax asset                                                           139,589,476
17.    Guaranty funds receivable or on deposit                                           3,496,937
18.    Electronic data processing equipment and software                                         0
19.    Furniture and equipment, including health care delivery assets ($0)                       0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                    0
21.    Receivable from parent, subsidiaries and affiliates                              69,693,839       (62,722,047)
22.    Health care ($0) and other amounts receivable                                             0
23.    Aggregate write-ins for other than invested assets                              101,887,416      (134,210,826)
                                                                                                    ------------------
                                                                                 ------------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)                             (1,943,432,371)
                                                                                    40,749,200,375
                                                                                 ------------------ ------------------
25.    From Separate Accounts Statement                                             32,759,905,182                  0
                                                                                 ------------------ ------------------
26.    Total (Lines 24 and 25)                                                      $73,509,105,557    $(1,943,432,371)

                                                                                 ================== ==================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                   $0                  $0

                                                                                 ------------------ ------------------

                                                                                   $0                  $0
TOTAL OF ASSETS WRITE-INS FOR LINES 9
                                                                                 ================== ==================

DETAILS OF ASSET WRITE-INS (Line 23)
  Accounts receivable                                                                $  78,782,393         $        0
  Company owned life insurance                                                                   0      (134,210,826)
  Reinsurance deposit receivable                                                                 0
  Modco Asset                                                                                    0
Estimated premium tax offsets related to the provision for future GFA                    7,029,975
  Goodwill from assumption reinsurance with subsidiary                                           0
  General Agent Pension fund                                                                     0
  Investment broker receivables                                                          7,250,726

  Investment receivables                                                                 8,824,322
                                                                                 ------------------ ------------------

TOTAL OF ASSETS WRITE-INS FOR LINES 23                                               $ 101,887,416    $ (134,210,826)
                                                                                 ================== ==================

LIABILITIES                                                                            TLIC            Elimination

1.      Aggregate reserve for life contracts                                          $23,185,076,188    $ (134,210,826)

2.      Aggregate reserve for accident and health contracts                            896,257,764

3.      Liability for deposit-type contracts                                         5,962,782,893
4.      Contract claims:

         4.1   Life                                                                     33,849,123

         4.2   Accident and health                                                      43,078,282

5.      Policyholders' dividends and coupons due and unpaid                                  6,127
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment                                           548,983
         6.2   Dividends not yet apportioned                                                     0
         6.3   Coupons and similar benefits                                                      0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                        0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                     1,986,883
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                           0

          9.2   Provision for experience rating refunds                                12,077,405

          9.3   Other amounts payable on reinsurance                                   37,532,947

          9.4   Interest Maintenance Reserve                                         176,159,947

10.     Commissions to agents due or accrued                                            13,124,143

11.     Commissions and expense allowances payable on reinsurance assumed                  22,179

12.     General expenses due or accrued                                                32,903,886

13 .    Transfers to Separate Accounts due or accrued                               (472,791,102)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes        24,404,591

15.1.  Current federal and foreign income taxes                                       111,200,474
15.2.  Net deferred tax liability                                                        0

16.     Unearned investment income                                                     89,998,484

17.     Amounts withheld or retained by company as agent or trustee                    59,819,779

18.     Amounts held for agents' account, including agents' credit balance               3,107,218

19.     Remittances and items not allocated                                          135,840,492
20.     Net adjustment in assets and liabilities due to foreign exchange rates                   0
21.     Liability for benefits for employees and agents if not included above                    0
22.     Borrowed money and interest thereon                                                      0
23.     Dividends to stockholders declared and unpaid                                            0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                816,294,536
          24.2  Reinsurance in unauthorized companies                                   15,612,246
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                           6,940,284,362
          24.4  Payable to parent, subsidiaries and affiliates                         251,087,408      (123,622,047)
          24.5  Drafts outstanding                                                               0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                            0
          24.7  Funds held under coinsurance                                            68,460,817
          24.8  Payable for securities                                                 133,302,829
          24.9  Capital notes and interest thereon                                               0
25.     Aggregate write-ins for liabilities                                            187,472,626
                                                                                 ------------------ ------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)                             (257,832,873)
                                                                                 38,759,501,510
                                                                                 ------------------ ------------------
27.     From Separate Accounts Statement                                            32,759,854,549                  0
                                                                                 ------------------ ------------------
28.     Total liabilities (Line 26 and 27)
                                                                                $71,519,356,059     $(257,832,873)
                                                                                 ================== ==================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

  Deferred derivative gain/loss                                                        $0                  $0
  Derivatives                                                                         174,390,920
  Municipal reverse repurchase agreement                                              127,332,670
  Securities lending liability                                                                  0
  Case level liability                                                                 20,560,978

 Amounts incurred related to separate account reinsurance agreements            (135,361,547)
  Interest payable on surplus notes                                                             0
  Provision for liquidity guarantees                                                      549,605
                                                                                ------------------ ------------------


TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                       $ 187,472,626        $0
                                                                                ================== ==================

SURPLUS AND OTHER FUNDS

29.     Common capital stock                                                           $3,169,550      $(18,656,923)

30.     Preferred capital stock                                                         1,302,550       (15,043,325)
31.     Aggregate write-ins for other than special surplus funds                                0
32.     Surplus notes                                                                           0
33.     Gross paid in and contributed surplus                                       1,437,881,244      (644,717,586)
34.     Aggregate write-ins for special surplus funds                                           0
35.     Unassigned funds (surplus)                                                  1,178,796,154    (1,007,181,665)
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                   0
          36.2  Preferred shares                                                      631,400,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                     1,985,277,398    (1,651,899,251)
                                                                                ------------------ ------------------
38.     Totals of Lines 29, 30 and 37                                               1,989,749,498    (1,685,599,498)
                                                                                ------------------ ------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)
                                                                                  $73,509,105,557     $(1,943,432,371)
                                                                                ================== ==================


*This  balance  sheet is a  consolidation  of the  December 31, 2007 NAIC Annual
Statement  balance sheets for Transamerica  Occidental Life Insurance  Company ,
Transamerica  Life  Insurance  Company and Life Investors  Insurance  Company of
America.

Note:  Eliminations would all be on Investment and Corporate centers


Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2007


                                                                                        TLIC            Elimination
Premiums and annuity considerations for life and accident and health
contracts                                                                           $ 5,464,048,598           $      0

Considerations for supplementary contracts with life contingencies                       15,880,918

Net investment income                                                                 2,293,195,690

Amortization of Interest Maintenance Reserve (IMR)                                       14,770,752
Separate Accounts net gain from operations excluding unrealized gains or
losses                                                                                        1,001

Commissions and expense allowances on reinsurance ceded                                  55,684,458

Reserve adjustments on reinsurance ceded                                              1,246,064,488
Miscellaneous Income:
Income from fees associated with investment management, administration and contract guarantees

from Separate Accounts                                                                  418,290,862
Charges and fees for deposit-type contracts                                                  70,178

Aggregate write-ins for miscellaneous income                                            358,165,135        (4,986,107)
                                                                                  ------------------ ------------------

Totals (Lines 1 to 8.3)                                                               9,866,172,080        (4,986,107)
                                                                                  ------------------ ------------------
Death benefits                                                                          143,572,323


Matured endowments (excluding guaranteed annual pure endowments)                              5,000

Annuity benefits                                                                      1,106,015,973

Disability benefits and benefits under accident and health contracts                    129,402,208

Coupons, guaranteed annual pure endowments and similar benefits                                   0

Surrender benefits and withdrawals for life contracts                                 8,253,614,972
Group conversions                                                                                 0

Interest and adjustments on contract or deposit-type contract funds                     308,633,389

Payments on supplementary contracts with life contingencies                              11,329,893
Increase in aggregate reserves for life and accident and health contracts           (3,812,586,391)        (4,986,107)
                                                                                  ------------------ ------------------
Totals (Lines 10 to 19)                                                               6,139,987,367        (4,986,107)

Commissions on premiums, annuity considerations and deposit-type contract
funds (direct business only)                                                            443,352,341

Commissions and expense allowances on reinsurance assumed                                 8,908,124

General insurance expenses                                                              268,194,532

Insurance taxes, licenses and fees, excluding federal income taxes                       39,076,280

Increase in loading on deferred and uncollected premiums                                (1,928,632)

Net transfers to or (from) Separate Accounts net of reinsurance                       1,649,322,749

Aggregate write-ins for deductions                                                    1,251,486,141
                                                                                  ------------------ ------------------

Totals (Lines 20 to 27)                                                               9,798,398,902        (4,986,107)
                                                                                  ------------------ ------------------
Net gain from operations before dividends to policyholders and federal                                               0
income taxes (Line 9 minus Line 28)                                                      67,773,178
Dividends to policyholders                                                                  533,716
                                                                                  ------------------ ------------------
Net gain from operations after dividends to policyholders and before                     67,239,462                  0
federal income taxes (Line 29 minus Line 30)
Federal and foreign income taxes incurred (excluding tax on capital gains)               55,469,797
                                                                                  ------------------ ------------------
Net gain from operations after dividends to policyholders and federal income taxes and before realized

capital gains or (losses) (Line 31 minus Line 32)                                        11,769,665                  0
Net realized capital gains or (losses) less capital gains tax and
transferred to the IMR                                                                  229,722,404                  0
                                                                                  ------------------ ------------------

Net income (Line 33 plus Line 34)                                                    $  241,492,069                  $

                                                                                                                     0
                                                                                  ================== ==================

Capital and surplus, December 31, prior year                                        $ 2,042,778,170     $(486,810,337)

Net income (Line 35)                                                                    241,492,069                  0

Change in net unrealized capital gains (losses)                                         122,039,227      (520,371,328)

Change in net unrealized foreign exchange capital gain (loss)                             6,860,909

Change in net deferred income tax                                                       (6,995,750)

Change in nonadmitted assets and related items                                           51,328,586

Change in liability for reinsurance in unauthorized companies                          (15,612,246)
Change in reserve on account of change in valuation basis, (increase) or
decrease                                                                                (1,735,513)

Change in asset valuation reserve                                                      (13,282,538)
Change in treasury stock                                                              (573,400,000)
Surplus (contributed to) withdrawn from Separate Accounts during period                       1,001

Other changes in surplus in Separate Accounts Statement                                    (65,415)
Change in surplus notes                                                                           0
Cumulative effect of changes in accounting principles                                             0
Capital changes:
Paid in                                                                                           0       (33,700,248)
Transferred from surplus (Stock Dividend)                                                         0
Transferred to surplus                                                                            0
Surplus adjustment:

Paid in                                                                                     112,850      (644,717,586)
Transferred to capital (Stock Dividend)                                                           0
Transferred from capital                                                                          0

Change in surplus as a result of reinsurance                                            187,828,148

Dividends to stockholders                                                              (51,600,000)
Aggregate write-ins for gains and losses in surplus                                               0
                                                                                  ------------------ ------------------

Net change in capital and surplus (Lines 37 through 53)                                (53,028,672)    (1,198,789,161)
                                                                                  ------------------ ------------------
Capital and surplus as of statement date (Lines 36 + 54)                            $ 1,989,749,498  $ (1,685,599,498)

                                                                                  ================== ==================


Miscellanous income                                                                  $  104,222,957          $       0
Income earned on company owned life insurance                                                     0
Reinsurance transaction - Modco interest adjustment                                               0        (4,986,107)
Foreign currency translation adjustment                                                           0
Reinsurance premium on inforce transaction                                                        0
Receivable for deposit accounting of reinsurance treaty                                           0
Amoritization of goodwill                                                                         0
Consideration on reinsurance transaction                                                253,942,178
                                                                                 ---------------------------------------

TOTAL WRITE-INS FOR LINE 8.3
                                                                                        358,165,135        (4,986,107)
                                                                                  ================== ==================




Consideration paid on reinsurance transaction                                          $607,720,860        $0

Experience refunds                                                                  $     2,826,905
Fines and penalties                                                                         317,371
Recapture commission expense allowance                                                            0
Funds withheld ceded investment income                                                  557,486,733
Reinsurance transaction-Modco interest adjustment                                        66,113,752
Change in case liability                                                                 20,560,978
Interest on surplus notes                                                                         0
Modco reinsurance premium paid                                                                    0
Reinsurance transaction - Modco reserve adjustment reinsurance assumed                            0
Foreign currency translation adjustment                                                           0
Change in provision for liquidity guarantees                                            (3,540,458)
                                                                                  ------------------ ------------------


TOTAL WRITE-INS FOR LINE 27                                                         $1,251,486,141      $0
                                                                                  ================== ==================




Non life subsidiary transaction                                                                $0                $0
Correction to an error                                                                          0
Contributed surplus related to stock appreciation rights plan of indirect
parent                                                                                          0
                                                                                ------------------ ------------------


TOTAL WRITE-INS FOR LINE 53                                                                     $0               $0
                                                                                ================== ==================


Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America

As of December 31, 2007

ASSETS                                                                                   Dec 31, 2007 Total

1.      Bonds                                                                              $51,947,735,848
2.      Stocks:

         2.1   Preferred stocks                                                               2,030,191,490

         2.2   Common stocks                                                          A         814,855,355
3.      Mortgage loans on real estate:

         3.1   First liens                                                                   11,664,601,803
         3.2   Other than first liens                                                                     0
4.      Real estate

         4.1   Properties occupied by the company                                                77,469,327

         4.2   Properties held for production of income                                          39,925,304

         4.3   Properties held for sale                                                          29,773,811

5.      Cash, cash equivalents and short-term investments                             E       1,852,685,772

6.      Contract loans (including $ 0 premium notes)                                            690,854,842

7.      Other invested assets                                                                 4,234,116,261

8.      Receivable for securities                                                                58,011,393
9.      Aggregate write-ins for invested assets                                                           0
                                                                                 ------- -------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                                    73,440,221,206
                                                                                 ------- -------------------
11.    Title plants less $......0 charged off (for Title insurers only)                                   0

12.    Investment income due and accrued                                                      1,156,569,486
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                                      126,446,172
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                                       165,731,762
         13.3.  Accrued retrospective premiums                                                            0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                               78,753,235
         14.2  Funds held by or deposited with reinsured companies                               57,130,075
         14.3  Other amounts receivable under reinsurance contracts                             194,853,950
15.    Amounts receivable relating to uninsured plans                                                     0
16.1  Current federal and foreign income tax recoverable and interest thereon                             0
16.2  Net deferred tax asset                                                                    337,278,518
17.    Guaranty funds receivable or on deposit                                                    4,400,403
18.    Electronic data processing equipment and software                                                  0
19.    Furniture and equipment, including health care delivery assets ($0)                                0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                             0
21.    Receivable from parent, subsidiaries and affiliates                         E            281,635,874
22.    Health care ($0) and other amounts receivable                                                      0
23.    Aggregate write-ins for other than invested assets                          D            720,844,931
                                                                                 ------- -------------------

24.    Total assets excluding Separate Accounts business (Lines 10 to 23)                    76,563,865,612

                                                                                 ------- -------------------
25.    From Separate Accounts Statement                                                      36,041,715,072
                                                                                 ------- -------------------
26.    Total (Lines 24 and 25)                                                             $112,605,580,684

                                                                                 ======= ===================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                             $0

                                                                                 ------- -------------------

                                                                                             $0
TOTAL OF ASSETS WRITE-INS FOR LINES 9
                                                                                 ======= ===================

DETAILS OF ASSET WRITE-INS (Line 23)
  Accounts receivable                                                                       $   146,305,284
  Company owned life insurance                                                        D         135,699,586
  Reinsurance deposit receivable                                                                120,581,750
  Modco Asset                                                                                   107,558,829
Estimated premium tax offsets related to the provision for future GFA                             9,599,548
  Goodwill from assumption reinsurance with subsidiary                                           69,719,253
  General Agent Pension fund                                                                     76,748,178
  Investment broker receivables                                                                   9,279,755

  Investment receivables                                                                         45,352,748
                                                                                 ------- -------------------

TOTAL OF ASSETS WRITE-INS FOR LINES 23                                                      $   720,844,931
                                                                                 ======= ===================

LIABILITIES                                                                              Dec 31, 2007 Total

1.      Aggregate reserve for life contracts                                         D     $ 42,083,062,093

2.      Aggregate reserve for accident and health contracts                                   3,051,972,117

3.      Liability for deposit-type contracts                                                 15,334,518,891
4.      Contract claims:

         4.1   Life                                                                             353,800,782

         4.2   Accident and health                                                              176,442,501

5.      Policyholders' dividends and coupons due and unpaid                                         296,385
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment                                                 12,530,301
         6.2   Dividends not yet apportioned                                                              0
         6.3   Coupons and similar benefits                                                               0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                                 0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                             13,008,421
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                                    0

          9.2   Provision for experience rating refunds                                         34,162,254

          9.3   Other amounts payable on reinsurance                                           135,376,127

          9.4   Interest Maintenance Reserve                                                  465,359,102

10.     Commissions to agents due or accrued                                                     34,559,954

11.     Commissions and expense allowances payable on reinsurance assumed                       84,766,841

12.     General expenses due or accrued                                                        114,151,463

13 .    Transfers to Separate Accounts due or accrued                                        (559,870,839)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes                 65,259,458

15.1.  Current federal and foreign income taxes                                                208,177,468
15.2.  Net deferred tax liability                                                                 0

16.     Unearned investment income                                                             101,293,614

17.     Amounts withheld or retained by company as agent or trustee                            168,200,893

18.     Amounts held for agents' account, including agents' credit balance                       11,691,889

19.     Remittances and items not allocated                                                   328,490,507
20.     Net adjustment in assets and liabilities due to foreign exchange rates                            0
21.     Liability for benefits for employees and agents if not included above                    79,755,255
22.     Borrowed money and interest thereon                                                               0
23.     Dividends to stockholders declared and unpaid                                                     0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                       1,545,767,554
          24.2  Reinsurance in unauthorized companies                                            66,904,281
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                                    7,221,810,925
          24.4  Payable to parent, subsidiaries and affiliates                     D            340,990,137
          24.5  Drafts outstanding                                                                        0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                                     0
          24.7  Funds held under coinsurance                                                     89,612,614
          24.8  Payable for securities                                                          163,378,815
          24.9  Capital notes and interest thereon                                                        0
25.     Aggregate write-ins for liabilities                                                     600,346,586
                                                                                 ------- -------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)                  72,325,816,389

                                                                                 ------- -------------------
27.     From Separate Accounts Statement                                                     35,955,201,815
                                                                                 ------- -------------------
28.     Total liabilities (Line 26 and 27)
                                                                                         $ 108,281,018,204
                                                                                 ======= ===================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

  Deferred derivative gain/loss                                                                $34,151,375
  Derivatives                                                                                  214,736,550
  Municipal reverse repurchase agreement                                                       397,702,874
  Securities lending liability                                                                  76,850,608
  Case level liability                                                                          20,560,978

 Amounts incurred related to separate account reinsurance agreements                         (146,455,404)
  Interest payable on surplus notes                                                              2,250,000
  Provision for liquidity guarantees                                                               549,605
                                                                                ------- -------------------


TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                                    $600,346,586
                                                                                ======= ===================

SURPLUS AND OTHER FUNDS

29.     Common capital stock                                                     A/B/C                   $0

30.     Preferred capital stock                                                   B/C             1,302,550
31.     Aggregate write-ins for other than special surplus funds                                          0
32.     Surplus notes                                                                           150,000,000
33.     Gross paid in and contributed surplus                                    A/B/C        2,701,523,196
34.     Aggregate write-ins for special surplus funds                                                     0
35.     Unassigned funds (surplus)                                                 A          2,103,136,734
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                             0
          36.2  Preferred shares                                                                631,400,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                               4,323,259,930
                                                                                 ------- -------------------
38.     Totals of Lines 29, 30 and 37                                                         4,324,562,480
                                                                                 ------- -------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)
                                                                                            $112,605,580,684
                                                                                 ======= ===================
                                                                                                        (0)

*This  balance  sheet is a  consolidation  of the  December 31, 2007 NAIC Annual
Statement  balance sheets for Transamerica  Occidental Life Insurance  Company ,
Transamerica  Life  Insurance  Company and Life Investors  Insurance  Company of
America.

Note:  Eliminations would all be on Investment and Corporate centers


Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2007

                                                                                             Dec 31, 2007
                                                                                              Total
Premiums and annuity considerations for life and accident and health
contracts                                                                                 $ 8,254,880,944

Considerations for supplementary contracts with life contingencies                             21,936,491

Net investment income                                                                       4,212,323,314

Amortization of Interest Maintenance Reserve (IMR)                                             42,058,801
Separate Accounts net gain from operations excluding unrealized gains or
losses                                                                                              1,001

Commissions and expense allowances on reinsurance ceded                                       132,642,106

Reserve adjustments on reinsurance ceded                                                    1,285,808,182
Miscellaneous Income:
Income from fees associated with investment management, administration and contract guarantees

from Separate Accounts                                                                        439,852,028
Charges and fees for deposit-type contracts                                                        70,178

Aggregate write-ins for miscellaneous income                                         D        559,889,355
                                                                                - ----- ------------------

Totals (Lines 1 to 8.3)                                                                    14,949,462,400
                                                                                - ----- ------------------
Death benefits                                                                              1,204,980,155


Matured endowments (excluding guaranteed annual pure endowments)                                  758,171

Annuity benefits                                                                            1,738,311,793

Disability benefits and benefits under accident and health contracts                          358,198,805

Coupons, guaranteed annual pure endowments and similar benefits                                   294,991

Surrender benefits and withdrawals for life contracts                                       9,202,917,994
Group conversions                                                                                       0

Interest and adjustments on contract or deposit-type contract funds                           843,598,764

Payments on supplementary contracts with life contingencies                                    22,622,022
Increase in aggregate reserves for life and accident and health contracts            D    (3,921,472,007)
                                                                                - ----- ------------------
Totals (Lines 10 to 19)                                                                     9,450,210,688

Commissions on premiums, annuity considerations and deposit-type contract
funds (direct business only)                                                                  889,908,067

Commissions and expense allowances on reinsurance assumed                                     454,913,472

General insurance expenses                                                                    676,790,891

Insurance taxes, licenses and fees, excluding federal income taxes                            132,380,396

Increase in loading on deferred and uncollected premiums                                      (3,280,050)

Net transfers to or (from) Separate Accounts net of reinsurance                             1,498,474,155

Aggregate write-ins for deductions                                                          1,182,865,366
                                                                                - ----- ------------------

Totals (Lines 20 to 27)                                                                    14,282,262,985
                                                                                - ----- ------------------
Net gain from operations before dividends to policyholders and federal                        667,199,415
income taxes (Line 9 minus Line 28)
Dividends to policyholders                                                                     17,416,915
                                                                                - ----- ------------------
Net gain from operations after dividends to policyholders and before                          649,782,500
federal income taxes (Line 29 minus Line 30)
Federal and foreign income taxes incurred (excluding tax on capital gains)                    187,205,354
                                                                                - ----- ------------------
Net gain from operations after dividends to policyholders and federal income taxes and before realized

capital gains or (losses) (Line 31 minus Line 32)                                             462,577,146
Net realized capital gains or (losses) less capital gains tax and
transferred to the IMR                                                                        313,798,849
                                                                                - ----- ------------------

Net income (Line 33 plus Line 34)                                                          $  776,375,995


                                                                                = ===== ==================

Capital and surplus, December 31, prior year                                         A    $ 5,082,007,705

Net income (Line 35)                                                                          776,375,995

Change in net unrealized capital gains (losses)                                      A        281,149,952

Change in net unrealized foreign exchange capital gain (loss)                                  15,067,748

Change in net deferred income tax                                                             143,532,088

Change in nonadmitted assets and related items                                               (30,903,970)

Change in liability for reinsurance in unauthorized companies                                (32,606,370)
Change in reserve on account of change in valuation basis, (increase) or
decrease                                                                                     (16,591,045)

Change in asset valuation reserve                                                           (100,808,260)
Change in treasury stock                                                                    (573,400,000)
Surplus (contributed to) withdrawn from Separate Accounts during period                             1,001

Other changes in surplus in Separate Accounts Statement                                        11,640,899
Change in surplus notes                                                                                 0
Cumulative effect of changes in accounting principles                                                   0
Capital changes:
Paid in                                                                                      (33,700,248)
Transferred from surplus (Stock Dividend)                                                               0
Transferred to surplus                                                                                  0
Surplus adjustment:

Paid in                                                                                     (920,228,728)
Transferred to capital (Stock Dividend)                                                                 0
Transferred from capital                                                                                0

Change in surplus as a result of reinsurance                                                  618,362,892

Dividends to stockholders                                                                   (381,600,000)
Aggregate write-ins for gains and losses in surplus                                                     0
                                                                                - ----- ------------------

Net change in capital and surplus (Lines 37 through 53)                                     (243,708,045)
                                                                                - ----- ------------------
Capital and surplus as of statement date (Lines 36 + 54)                                  $ 4,838,299,660

                                                                                = ===== ==================


Miscellanous income                                                                        $  141,553,858
Income earned on company owned life insurance                                                  10,085,039
Reinsurance transaction - Modco interest adjustment                                  D        (1,639,837)
Foreign currency translation adjustment                                                          (59,811)
Reinsurance premium on inforce transaction                                                              0
Receivable for deposit accounting of reinsurance treaty                                         7,625,686
Amoritization of goodwill                                                                       1,433,396
Consideration on reinsurance transaction                                                      400,891,024
                                                                                ------------------------------

TOTAL WRITE-INS FOR LINE 8.3
                                                                                              559,889,355
                                                                                = ===== ==================




Consideration paid on reinsurance transaction                                                $607,720,860

Experience refunds                                                                           (41,147,015)
Fines and penalties                                                                               599,595
Recapture commission expense allowance                                                                  0
Funds withheld ceded investment income                                                        582,857,509
Reinsurance transaction-Modco interest adjustment                                           (154,374,377)
Change in case liability                                                                       20,560,978
Interest on surplus notes                                                                       9,001,200
Modco reinsurance premium paid                                                                173,147,401
Reinsurance transaction - Modco reserve adjustment reinsurance assumed                          (900,117)
Foreign currency translation adjustment                                                      (11,060,210)
Change in provision for liquidity guarantees                                                  (3,540,458)
                                                                                - ----- ------------------


TOTAL WRITE-INS FOR LINE 27                                                               $1,182,865,366
                                                                                = ===== ==================




Non life subsidiary transaction                                                                      $0
Correction to an error                                                                                0
Contributed surplus related to stock appreciation rights plan of indirect
parent                                                                                                0
                                                                                ----- ------------------


TOTAL WRITE-INS FOR LINE 53                                                                          $0
                                                                                ===== ==================


Note:  Eliminations would all be on Investment and Corporate centers



Eliminations due to merger of TOLIC and LIICA into TLIC on 10/1 and 10/2/08, respectively

A - Back-off TOLIC's ownership of TLIC's common shares:

         Original par paid for TLIC stock (316,955 shares w/par value of $10)               3,169,550
         Excess paid for TLIC stock beyond par value                                      675,248,283
                                                                                     ----------------------------
           Total cost of TLIC stock                                                       678,417,833
                                                                                     ----------------------------
         TOLIC's value in TLIC as of 12/31/07                                          1,685,599,498
         TOLIC's value in TLIC as of 12/31/06                                          1,165,228,170
         Unrealized gain as of 12/31/07                                                1,007,181,665
         Unrealized gain as of 12/31/06                                                   486,810,337


DR       Pg 3, Ln 29 - Common Capital Stock                                                 3,169,550
DR       Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus                                  675,248,283
DR       Pg 4, Ln 38 - Chg in net unrealized capital gain -- Pg 3, Ln 35 -
                        Unassigned surplus                                                520,371,328
DR       Pg 4, Ln 36 - C&S as of 12/31/06 -- Pg 3, Ln 35 - Unassigned surplus             486,810,337
CR       Pg 2, Ln 2.2 - Investment in TLIC common stock                                                               1,685,599,498


B - Reflect cancellation of TOLIC's common stock held by TIHI and preferred stock held by TA Corp:

         TIHI owned 1,104,117 shares of common stock at $12.50 par value                    13,801,463
         TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value   0          13,793,325
                                                                                     ----------------------------
                                                                                            27,594,788
                                                                                     ============================
TIHI:
DR       Pg 3, ln 29 - Common Capital Stock                                                 13,801,463
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                  13,801,463

TA Corp:
DR       Pg 3, ln 30 - Preferred Capital Stock                                              13,793,325
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                         13,793,325

TOLIC stock shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge TOLIC into TLIC, TIHI shall receive TLIC
Common Stock equal in value to the fair market value of the TOLIC Common Stock that is deemed cancelled and TA Corp shall receive Series B Preferred Stock from TLIC equal in value to the fair market value of the TOLIC Voting Preferred Stock that is deemed cancelled.


C    - Reflect  cancellation of LIICA's common and preferred stock held by AEGON
     USA, Inc.:

        AEGON USA, Inc. owned 679,802 shares of common stock at $2.48 par value              1,685,910
     AEGON USA, Inc. owned 504,033 shares of preferred stock at $2.48 par value              1,250,000
                                                                                     ----------------------------
                                                                                              2,935,910
                                                                                     ============================
AEGON USA, Inc. common stock:
DR       Pg 3, ln 29 - Common Capital Stock                                                   1,685,910
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                  1,685,910

AEGON USA, Inc. preferred stock:
DR       Pg 3, ln 30 - Preferred Capital Stock                                                1,250,000
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus(not housed here though)                                          1,250,000

LIICA's common and preferred shares shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge LIICA into TLIC, AEGON
USA shall receive TIHI common stock equal in value to the fair market value of the LIICA common stock that is deemed cancelled.


D - Reverse LOLI contracts issued by TLIC to LIICA:

DR       Pg 3, Ln 1 - Aggregate reserve for life contracts                                   134,210,826
CR       Pg 2, Ln 23 - Write -in -- Company owned life insurance                                                        134,210,826

DR       Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance             4,986,107
CR       Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident
                        and health contracts                                                  4,986,107


E - Reverse intercompany recievables/payables between TLIC, TOLIC and LIICA outstanding:

DR       Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                   123,622,047
CR       Pg 2, Ln 5 - Cash, cash equivalents and short-term investments                                                  60,900,000
CR       Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                                               62,722,047



----------------------------------------------------------------------------------- -------------------------------
Overview of entries by statutory financial lines:
         Pg 2, Ln 2.2 - Investment in TLIC common stock                                 (1,685,599,498)
         Pg 2, Ln 5 - Cash, cash equivalents and short-term investments                      (60,900,000)
         Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                   (62,722,047)
         Pg 2, Ln 23 - Write -in -- Company owned life insurance                           (134,210,826)
                                                                                    -------------------------------
           Total Asset Adjustment                                                       (1,943,432,371)
                                                                                    ===============================

         Pg 3, Ln 1 - Aggregate reserve for life contracts                                 (134,210,826)
         Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                    (123,622,047)
                                                                                    -------------------------------
           Total Liability Adjustment                                                      (257,832,873)
                                                                                    -------------------------------


         Pg 3, ln 29 - Common Capital Stock                                                  (18,656,923)
         Pg 3, ln 30 - Preferred Capital Stock                                               (15,043,325)
         Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                   (644,717,586)
         Pg 3, Ln 35 - Unassigned                                                       (1,007,181,665)
                                                                                    -------------------------------
           Total Equity Adjustment                                                      (1,685,599,498)
                                                                                    -------------------------------

                                                                                    -------------------------------
           Total Equity & Liability Adjustment                                          (1,943,432,371)
                                                                                    ===============================


         Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance          (4,986,107)
         Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and
                                health contracts                                            (4,986,107)
                                                                                     -------------------------------
           Total Net Income                                                                          -
                                                                                     ===============================


         Pg 4, Ln 36 - C&S as of 12/31/06                                                 (486,810,337)
         Pg 4, Ln 37 - Net Income                                                                    -
         Pg 4, Ln 38 - Chg in net unrealized capital gain                                 (520,371,328)
         Pg 4, Ln 41 - Change in non-admitted assets                                                 -
         Pg 4, Ln 50.1 - Capital paid in                                                   (33,700,248)
         Pg 4, Ln 51.1 - Surplus paid in                                                  (644,717,586)
                                                                                   -------------------------------
           Total Unassigned Adjustment                                                  (1,685,599,498)
                                                                                   ===============================


Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company and
Transamerica Occidental Life Insurance Company
As of December 31, 2006


ASSETS                                                                                 TOLIC             TLIC

1.      Bonds                                                                     $16,762,581,664    $32,604,471,993
2.      Stocks:

         2.1   Preferred stocks                                                       727,952,578      1,690,179,269

         2.2   Common stocks                                                        1,716,705,647        475,377,594
3.      Mortgage loans on real estate:

         3.1   First liens                                                          4,332,561,859      5,760,667,026
         3.2   Other than first liens                                                           0                  0
4.      Real estate

         4.1   Properties occupied by the company                                               0          6,237,324

         4.2   Properties held for production of income                                   186,207          2,466,437

         4.3   Properties held for sale                                                 8,684,731         21,508,271

5.      Cash, cash equivalents and short-term investments                             280,874,752      1,214,965,122

6.      Contract loans (including $ 0 premium notes)                                  387,464,911        130,144,075

7.      Other invested assets                                                       1,580,243,337      1,543,091,168

8.      Receivable for securities                                                      70,258,897          6,651,022
9.      Aggregate write-ins for invested assets                                                 0                  0
                                                                                  ---------------- ------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                          25,867,514,583     43,455,759,301
                                                                                  ---------------- ------------------
11.    Title plants less $......0 charged off (for Title insurers only)                         0                  0

12.    Investment income due and accrued                                              308,325,607        853,243,642
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                            196,261,210          4,715,867
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                             128,295,432         15,728,356
         13.3.  Accrued retrospective premiums                                                  0                  0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                     32,452,595          1,546,723
         14.2  Funds held by or deposited with reinsured companies                     54,749,174             70,000
         14.3  Other amounts receivable under reinsurance contracts                   109,461,662          1,296,984
15.    Amounts receivable relating to uninsured plans                                           0                  0
16.1  Current federal and foreign income tax recoverable and interest thereon                   0                  0
16.2  Net deferred tax asset                                                           99,886,396        108,342,046
17.    Guaranty funds receivable or on deposit                                            341,840          3,931,107
18.    Electronic data processing equipment and software                                        0                  0
19.    Furniture and equipment, including health care delivery assets ($0)                      0                  0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                   0                  0
21.    Receivable from parent, subsidiaries and affiliates                            506,949,329        503,880,836
22.    Health care ($0) and other amounts receivable                                            0                  0
23.    Aggregate write-ins for other than invested assets                             464,162,158        106,007,386

                                                                                  ---------------- ------------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)
                                                                                  27,768,399,986   45,054,522,248
                                                                                  ---------------- ------------------
25.    From Separate Accounts Statement                                             2,575,661,321     28,875,012,600
                                                                                  ---------------- ------------------
26.    Total (Lines 24 and 25)                                                                      $73,929,534,848
                                                                                  $30,344,061,307
                                                                                  ================ ==================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $                $
                                                                                  0                0
                                                                                  ---------------- ------------------

                                                                                  $                $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                             0                0
                                                                                  ================ ==================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                   $                $
  Accounts receivable                                                             44,374,258       65,267,826
  Reinsurance deposit receivable                                                      112,956,064                  0
  Modco Asset                                                                          98,998,390                  0
  Estimated premium tax offsets related to the provision for future GFA                         0          7,043,040
  Goodwill from assumption reinsurance with subsidiary                                 78,993,433                  0
  General Agent Pension fund                                                           73,035,576                  0
  Investment broker receivables                                                         5,786,537         19,941,048

  Investment receivables                                                               50,017,900         13,755,472
                                                                                  ---------------- ------------------

                                                                                   $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                            464,162,158       $   106,007,386
                                                                                  ================ ==================


LIABILITIES                                                                            TOLIC              TLIC
                                                                                                   $
1.      Aggregate reserve for life contracts                                      $12,552,586,605  27,079,068,369

2.      Aggregate reserve for accident and health contracts                           190,439,558        812,961,117

3.      Liability for deposit-type contracts                                        9,230,956,687      7,085,285,142
4.      Contract claims:

         4.1   Life                                                                   227,838,913         35,142,878

         4.2   Accident and health                                                     74,552,208         39,502,288

5.      Policyholders' dividends and coupons due and unpaid                                92,744              6,393
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                  10,034,341            536,067
         6.2   Dividends not yet apportioned                                                    0                  0
         6.3   Coupons and similar benefits                                                     0                  0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                       0                  0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                    4,952,877          2,103,609
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                          0                  0

          9.2   Provision for experience rating refunds                                17,896,716         11,186,840

          9.3   Other amounts payable on reinsurance                                  133,993,269          9,746,446

          9.4   Interest Maintenance Reserve                                          228,881,905        159,355,848

10.     Commissions to agents due or accrued                                            3,146,576         16,636,229

11.     Commissions and expense allowances payable on reinsurance assumed              72,917,943                  0

12.     General expenses due or accrued                                                38,396,805         22,906,246

13 .    Transfers to Separate Accounts due or accrued                                (71,838,094)      (482,081,615)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes        19,941,708         29,511,344

15.1.  Current federal and foreign income taxes                                        66,302,847         20,922,654
15.2.  Net deferred tax liability                                                               0                  0

16.     Unearned investment income                                                     15,840,242        103,497,911

17.     Amounts withheld or retained by company as agent or trustee                    39,564,607         67,882,591

18.     Amounts held for agents' account, including agents' credit balance             16,803,932          1,080,462

19.     Remittances and items not allocated                                           180,032,663        167,888,989
20.     Net adjustment in assets and liabilities due to foreign exchange rates                  0                  0
21.     Liability for benefits for employees and agents if not included above          75,778,184                  0
22.     Borrowed money and interest thereon                                           312,668,680        493,335,650
23.     Dividends to stockholders declared and unpaid                                           0                  0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                               533,631,772        803,011,998
          24.2  Reinsurance in unauthorized companies                                  31,480,889                  0
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                            174,398,042      5,884,895,649
          24.4  Payable to parent, subsidiaries and affiliates                        157,228,320        230,656,261
          24.5  Drafts outstanding                                                              0                  0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                           0                  0
          24.7  Funds held under coinsurance                                           14,682,614         66,074,566
          24.8  Payable for securities                                                  1,358,662         90,397,550
          24.9  Capital notes and interest thereon                                              0                  0
25.     Aggregate write-ins for liabilities                                           596,446,018        260,347,643
                                                                                  ---------------- ------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)       24,951,008,233   43,011,859,125
                                                                                  ---------------- ------------------
27.     From Separate Accounts Statement                                            2,500,905,011     28,874,897,553
                                                                                  ---------------- ------------------
28.     Total liabilities (Line 26 and 27)                                                          $
                                                                                  $27,451,913,244  71,886,756,678
                                                                                  ================ ==================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                   $               $
  Deferred derivative gain/loss                                                   36,394,375       0
  Derivatives                                                                          34,389,187        157,036,930
  Municipal reverse repurchase agreement                                              455,262,336        156,180,401
  Securities lending liability                                                         72,131,594                  0

Amounts incurred related to separate account reinsurance agreements                   (1,731,474)       (56,959,751)
  Provision for liquidity guarantees                                                            0          4,090,063
                                                                                  ---------------- ------------------

                                                                                   $                $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                        596,446,018      260,347,643
                                                                                  ================ ==================

SURPLUS AND OTHER FUNDS
                                                                                   $                $
29.     Common capital stock                                                      13,801,463       3,169,550

30.     Preferred capital stock                                                        13,793,325          1,302,550
31.     Aggregate write-ins for other than special surplus funds                                0                  0
32.     Surplus notes                                                                           0                  0
33.     Gross paid in and contributed surplus                                       1,673,874,669      1,437,768,394
34.     Aggregate write-ins for special surplus funds                                           0                  0
35.     Unassigned funds (surplus)                                                  1,190,678,606        658,537,676
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                   0                  0
          36.2  Preferred shares                                                                0         58,000,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                     2,864,553,275      2,038,306,070
                                                                                  ---------------- ------------------
38.     Totals of Lines 29, 30 and 37                                               2,892,148,063      2,042,778,170
                                                                                  ---------------- ------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                        $                $
                                                                                  30,344,061,307   73,929,534,848
                                                                                  ================ ==================



Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company
As of December 31, 2006

                                                                                                              TLIC Dec 31,
ASSETS                                                                            Elimination                 2006 Total

1.      Bonds                                                                                 $0             $49,367,053,657
2.      Stocks:

         2.1   Preferred stocks                                                                                2,418,131,847

         2.2   Common stocks                                                     (1,165,227,935)        A      1,026,855,306
3.      Mortgage loans on real estate:

         3.1   First liens                                                                                    10,093,228,885
         3.2   Other than first liens                                                                                      0
4.      Real estate

         4.1   Properties occupied by the company                                                                  6,237,324

         4.2   Properties held for production of income                                                            2,652,644

         4.3   Properties held for sale                                                                           30,193,002

5.      Cash, cash equivalents and short-term investments                                                      1,495,839,874

6.      Contract loans (including $ 0 premium notes)                                                             517,608,986

7.      Other invested assets                                                                                  3,123,334,505

8.      Receivable for securities                                                                                 76,909,919
9.      Aggregate write-ins for invested assets                                                0                           0
                                                                                ----------------- -------- ------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                        (1,165,227,935)              68,158,045,949
                                                                                ----------------- -------- ------------------
11.    Title plants less $......0 charged off (for Title insurers only)                        0                           0

12.    Investment income due and accrued                                                                       1,161,569,249
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                                                       200,977,077
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                                                        144,023,788
         13.3.  Accrued retrospective premiums                                                                             0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                                                33,999,318
         14.2  Funds held by or deposited with reinsured companies                                                54,819,174
         14.3  Other amounts receivable under reinsurance contracts                                              110,758,646
15.    Amounts receivable relating to uninsured plans                                                                      0
16.1  Current federal and foreign income tax recoverable and interest thereon                                              0
16.2  Net deferred tax asset                                                                                     208,228,442
17.    Guaranty funds receivable or on deposit                                                                     4,272,947
18.    Electronic data processing equipment and software                                                                   0
19.    Furniture and equipment, including health care delivery assets ($0)                                                 0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                                              0
21.    Receivable from parent, subsidiaries and affiliates                         (156,125,732)  C              854,704,433
22.    Health care ($0) and other amounts receivable                                                                       0
23.    Aggregate write-ins for other than invested assets                                      0                 570,169,544
                                                                                ----------------- -------- ------------------

24.    Total assets excluding Separate Accounts business (Lines 10 to 23)        (1,321,353,667)              71,501,568,567

                                                                                ----------------- -------- ------------------
25.    From Separate Accounts Statement                                                        0              31,450,673,921
                                                                                ----------------- -------- ------------------
26.    Total (Lines 24 and 25)                                                                              $
                                                                                $(1,321,353,667)           102,952,242,488
                                                                                ================= ======== ==================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                $                          $
                                                                                0                          0
                                                                                ----------------- -------- ------------------

                                                                                $                          $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                           0                          0
                                                                                ================= ======== ==================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                $                           $
  Accounts receivable                                                           0                          109,642,084
  Reinsurance deposit receivable                                                                                 112,956,064
  Modco Asset                                                                                                     98,998,390
  Estimated premium tax offsets related to the provision for future GFA                                            7,043,040
  Goodwill from assumption reinsurance with subsidiary                                                            78,993,433
  General Agent Pension fund                                                                                      73,035,576
  Investment broker receivables                                                                                   25,727,585

  Investment receivables                                                                                          63,773,372
                                                                                ----------------- -------- ------------------

                                                                                $                           $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                          0                          570,169,544
                                                                                ================= ======== ==================

                                                                                                             TLIC Dec 31,
LIABILITIES                                                                       Elimination                 2006 Total
                                                                                $                          $
1.      Aggregate reserve for life contracts                                    0                          39,631,654,974

2.      Aggregate reserve for accident and health contracts                                                    1,003,400,675

3.      Liability for deposit-type contracts                                                                  16,316,241,829
4.      Contract claims:

         4.1   Life                                                                                              262,981,791

         4.2   Accident and health                                                                               114,054,496

5.      Policyholders' dividends and coupons due and unpaid                                                           99,137
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                                             10,570,408
         6.2   Dividends not yet apportioned                                                                               0
         6.3   Coupons and similar benefits                                                                                0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                                                  0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                                               7,056,486
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                                                     0

          9.2   Provision for experience rating refunds                                                           29,083,556

          9.3   Other amounts payable on reinsurance                                                             143,739,715

          9.4   Interest Maintenance Reserve                                                                     388,237,753

10.     Commissions to agents due or accrued                                                                      19,782,805

11.     Commissions and expense allowances payable on reinsurance assumed                                         72,917,943

12.     General expenses due or accrued                                                                           61,303,051

13 .    Transfers to Separate Accounts due or accrued                                                          (553,919,709)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes                                   49,453,052

15.1.  Current federal and foreign income taxes                                                                   87,225,501
15.2.  Net deferred tax liability                                                                                          0

16.     Unearned investment income                                                                               119,338,153

17.     Amounts withheld or retained by company as agent or trustee                                              107,447,198

18.     Amounts held for agents' account, including agents' credit balance                                        17,884,394

19.     Remittances and items not allocated                                                                      347,921,652
20.     Net adjustment in assets and liabilities due to foreign exchange rates                                             0
21.     Liability for benefits for employees and agents if not included above                                     75,778,184
22.     Borrowed money and interest thereon                                                                      806,004,330
23.     Dividends to stockholders declared and unpaid                                                                      0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                                        1,336,643,770
          24.2  Reinsurance in unauthorized companies                                                             31,480,889
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                                                     6,059,293,691
          24.4  Payable to parent, subsidiaries and affiliates                     (156,125,732)  C              231,758,849
          24.5  Drafts outstanding                                                                                         0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                                                      0
          24.7  Funds held under coinsurance                                                                      80,757,180
          24.8  Payable for securities                                                                            91,756,212
          24.9  Capital notes and interest thereon                                                                         0
25.     Aggregate write-ins for liabilities                                                    0                 856,793,661
                                                                                ----------------- -------- ------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)        (156,125,732)              67,806,741,626
                                                                                ----------------- -------- ------------------
27.     From Separate Accounts Statement                                                       0              31,375,802,564
                                                                                ----------------- -------- ------------------
28.     Total liabilities (Line 26 and 27)                                       $                          $
                                                                                (156,125,732)              99,182,544,190
                                                                                ================= ======== ==================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                $                           $
  Deferred derivative gain/loss                                                 0                          36,394,375
  Derivatives                                                                                                    191,426,117
  Municipal reverse repurchase agreement                                                                         611,442,737
  Securities lending liability                                                                                    72,131,594

Amounts incurred related to separate account reinsurance agreements                                             (58,691,225)
  Provision for liquidity guarantees                                                                               4,090,063
                                                                                ----------------- -------- ------------------

                                                                                $                           $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                      0                          856,793,661
                                                                                ================= ======== ==================

SURPLUS AND OTHER FUNDS
                                                                                 $                          $
29.     Common capital stock                                                    (10,209,113)       A/B/D   6,761,900

30.     Preferred capital stock                                                     (12,927,425)    B/D            2,168,450
31.     Aggregate write-ins for other than special surplus funds                                                           0
32.     Surplus notes                                                                                                      0
33.     Gross paid in and contributed surplus                                      (655,281,296)   A/B/D       2,456,361,768
34.     Aggregate write-ins for special surplus funds                                                                      0
35.     Unassigned funds (surplus)                                                 (486,810,102)     A         1,362,406,180
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                                              0
          36.2  Preferred shares                                                                                  58,000,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                  (1,142,091,398)               3,760,767,948
                                                                                ----------------- -------- ------------------
38.     Totals of Lines 29, 30 and 37                                            (1,165,227,935)               3,769,698,298
                                                                                ----------------- -------- ------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                      $                          $
                                                                                (1,321,353,667)            102,952,242,488
                                                                                ================= ======== ==================
                                                                                                                         (0)







Note:  Eliminations would all be on Investment and Corporate centers




Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company
For Year Ending December 31, 2006


                                                                                                     TOLIC             TLIC

                                                                                                                  $
      1  Premiums and annuity considerations for life and accident and health contracts          $1,963,450,184  4,898,100,892

      2  Considerations for supplementary contracts with life contingencies                             721,615        11,684,477

      3  Net investment income                                                                    1,376,785,455     2,376,911,350

      4  Amortization of Interest Maintenance Reserve (IMR)                                          21,348,694        21,795,120

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                124,869           (2,100)

      6  Commissions and expense allowances on reinsurance ceded                                  (337,912,739)       187,362,953

      7  Reserve adjustments on reinsurance ceded                                                 (179,964,354)     1,234,063,701
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                      22,237,353       369,935,745
    8.2  Charges and fees for deposit-type contracts                                                          0            82,844

    8.3  Aggregate write-ins for miscellaneous income                                             1,128,918,537        93,688,498
                                                                                                 --------------- -----------------

      9  Totals (Lines 1 to 8.3)                                                                  3,995,709,614  9,193,623,480
                                                                                                 --------------- -----------------
     10  Death benefits                                                                                               115,216,706
                                                                                                    842,926,755

     11  Matured endowments (excluding guaranteed annual pure endowments)                               817,405                 0

     12  Annuity benefits                                                                           575,850,069     1,150,495,630

     13  Disability benefits and benefits under accident and health contracts                        31,935,438       113,547,063

     14  Coupons, guaranteed annual pure endowments and similar benefits                                296,311                 0

     15  Surrender benefits and withdrawals for life contracts                                      911,212,326     7,291,737,852
     16  Group conversions                                                                                    0                 0

     17  Interest and adjustments on contract or deposit-type contract funds                        482,615,737       308,799,178

     18  Payments on supplementary contracts with life contingencies                                    824,969        28,393,846
     19  Increase in aggregate reserves for life and accident and health contracts                1,122,286,031   (3,732,972,401)
                                                                                                 --------------- -----------------
     20  Totals (Lines 10 to 19)                                                                                    5,275,217,874
                                                                                                  3,968,765,041
         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                             325,580,603       427,951,350

     22  Commissions and expense allowances on reinsurance assumed                                  341,087,035         7,467,419

     23  General insurance expenses                                                                 233,280,302       253,635,985

     24  Insurance taxes, licenses and fees, excluding federal income taxes                          46,292,981        41,256,338

     25  Increase in loading on deferred and uncollected premiums                                   (4,104,109)         (347,984)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                          (221,422,238)     2,417,520,893

     27  Aggregate write-ins for deductions                                                       (230,113,221)       416,041,471
                                                                                                 --------------- -----------------

     28  Totals (Lines 20 to 27)                                                                  4,459,366,394     8,838,743,346
                                                                                                 --------------- -----------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)
                                                                                                   (463,656,780)       354,880,134
     30  Dividends to policyholders                                                                  14,297,883           557,281
                                                                                                   --------------- -----------------
1  Net gain from operations after dividends to policyholders and before federal income taxes                            354,322,853
   (Line 29 minus Line 30)                                                                          (477,954,663)
2  Federal and foreign income taxes incurred (excluding tax on capital gains)                          10,624,371       136,412,051
                                                                                                   --------------- -----------------
3  Net gain from operations after dividends to policyholders and federal income taxes and before realized

   capital gains or (losses) (Line 31 minus Line 32)                                                (488,579,034)       217,910,802
4  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR            27,241,898       114,487,577
                                                                                                   --------------- -----------------
5  Net income (Line 33 plus Line 34)

                                                                                                $(461,337,136)  $332,398,379
                                                                                                =============== =================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                                $
     36  Capital and surplus, December 31, prior year                                           $2,132,653,000  2,418,045,214

     37  Net income (Line 35)                                                                   (461,337,136)        332,398,379

     38  Change in net unrealized capital gains (losses)                                        868,313,628          105,009,753

     39  Change in net unrealized foreign exchange capital gain (loss)                          1,371,641            (3,601,764)

     40  Change in net deferred income tax                                                      88,455,087            91,020,729

     41  Change in nonadmitted assets and related items                                         (61,645,473)        (98,041,129)

     42  Change in liability for reinsurance in unauthorized companies                          (9,082,141)           17,263,978
     43  Change in reserve on account of change in valuation basis, (increase) or decrease          0                 0

     44  Change in asset valuation reserve                                                       (153,971,050)     (139,820,742)
     45  Change in treasury stock                                                                            0      (58,000,000)

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                       449,869            17,907

     47  Other changes in surplus in Separate Accounts Statement                                     5,042,846            60,329

     48  Change in surplus notes                                                                 (200,000,000)     (575,000,000)

     49  Cumulative effect of changes in accounting principles                                         303,856       (1,665,036)
     50  Capital changes:

   50.1  Paid in                                                                                         8,125                 0
   50.2  Transferred from surplus (Stock Dividend)                                                           0                 0
   50.3  Transferred to surplus                                                                              0                 0
     51  Surplus adjustment:

   51.1  Paid in                                                                                     5,595,501         1,008,412
   51.2  Transferred to capital (Stock Dividend)                                                             0                 0
   51.3  Transferred from capital                                                                            0                 0

   51.4  Change in surplus as a result of reinsurance                                              735,081,660         4,640,038

     52  Dividends to stockholders                                                                (54,068,236)      (69,803,167)

     53  Aggregate write-ins for gains and losses in surplus                                       (5,023,114)        19,245,269
                                                                                             --------------- -----------------

     54  Net change in capital and surplus (Lines 37 through 53)                                759,495,063     (375,267,044)
                                                                                             --------------- -----------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                            $2,892,148,063   $2,042,778,170

                                                                                             =============== =================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                              $               $
         Miscellanous income                                                                 26,027,168      93,688,498
         Foreign currency translation adjustment                                                (2,529,101)                 0
         Reinsurance premium on inforce transaction                                             141,417,787                 0
         Receivable for deposit accounting of reinsurance treaty                                  7,141,664                 0
         Amoritization of goodwill                                                                1,433,396                 0
         Consideration on reinsurance transaction                                               955,427,623                 0
                                                                                             --------------- -----------------

         TOTAL WRITE-INS FOR LINE 8.3                                                        $1,128,918,537   $ 93,688,498

                                                                                             =============== =================

DETAILS OF  WRITE-INS (Line 27)


         Experience refunds                                                                     $(23,921,643)    $(322,717)
         Fines and penalties                                                                       (50,399)           389,189
         Recapture commission expense allowance                                                  56,734,000                 0
         Funds withheld ceded investment income                                                  28,655,467       295,277,359
         Reinsurance transaction-Modco interest adjustment                                    (303,163,986)        87,204,477
         Interest on surplus notes                                                               11,633,340        33,446,433
         Change in provision for liquidity guarantees                                                     0            46,730
                                                                                             --------------- -----------------

                                                                                                              $
         TOTAL WRITE-INS FOR LINE 27                                                         $(230,113,221)  416,041,471
                                                                                             =============== =================

DETAILS OF  WRITE-INS (Line 53)

                                                                                              $              $
         Non life subsidiary transaction                                                     (8,125)         0
         Correction to an error                                                                           0        20,480,332
         Contributed surplus related to stock appreciation rights plan of indirect parent       (5,014,989)       (1,235,063)
                                                                                             --------------- -----------------

                                                                                              $               $
         TOTAL WRITE-INS FOR LINE 53                                                         (5,023,114)     19,245,269
                                                                                             =============== =================


         Note:  Eliminations would all be on Investment and Corporate centers




Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company
For Year Ending December 31, 2006


                                                                                                 Elimination

                                                                                               $
      1  Premiums and annuity considerations for life and accident and health contracts        0

      2  Considerations for supplementary contracts with life contingencies

      3  Net investment income

      4  Amortization of Interest Maintenance Reserve (IMR)

      5  Separate Accounts net gain from operations excluding unrealized gains or losses

      6  Commissions and expense allowances on reinsurance ceded

      7  Reserve adjustments on reinsurance ceded
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts
    8.2  Charges and fees for deposit-type contracts

    8.3  Aggregate write-ins for miscellaneous income
                                                                                               ---------------- -------

      9  Totals (Lines 1 to 8.3)                                                                             0
                                                                                               ---------------- -------
     10  Death benefits


     11  Matured endowments (excluding guaranteed annual pure endowments)

     12  Annuity benefits

     13  Disability benefits and benefits under accident and health contracts

     14  Coupons, guaranteed annual pure endowments and similar benefits

     15  Surrender benefits and withdrawals for life contracts
     16  Group conversions

     17  Interest and adjustments on contract or deposit-type contract funds

     18  Payments on supplementary contracts with life contingencies
     19  Increase in aggregate reserves for life and accident and health contracts
                                                                                               ---------------- -------
     20  Totals (Lines 10 to 19)                                                                             0

     21  Commissions on premiums, annuity considerations and deposit-type contract funds direct business only)

     22  Commissions and expense allowances on reinsurance assumed

     23  General insurance expenses

     24  Insurance taxes, licenses and fees, excluding federal income taxes

     25  Increase in loading on deferred and uncollected premiums

     26  Net transfers to or (from) Separate Accounts net of reinsurance

     27  Aggregate write-ins for deductions
                                                                                               ---------------- -------

     28  Totals (Lines 20 to 27)                                                                             0
                                                                                               ---------------- -------
     29  Net gain from operations before dividends to policyholders and federal
                income taxes (Line 9 minus Line 28)                                                           0

     30  Dividends to policyholders
                                                                                               ---------------- -------
     31  Net gain from operations after dividends to policyholders and
                before federal income taxes (Line 29 minus Line 30)                                          0

     32  Federal and foreign income taxes incurred (excluding tax on capital gains)
                                                                                               ---------------- -------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized
         capital gains or (losses) (Line 31 minus Line 32)                                                   0
     34  Net realized capital gains or (losses) less capital gains tax and                                   0
           transferred to the IMR                                                               ---------------- -------
     35  Net income (Line 33 plus Line 34)                                                                  $0
                                                                                               ================ =======

CAPITAL AND SURPLUS ACCOUNT

     36  Capital and surplus, December 31, prior year                                           $(229,077,631)       A

     37  Net income (Line 35)

     38  Change in net unrealized capital gains (losses)                                         (257,732,471)       A

     39  Change in net unrealized foreign exchange capital gain (loss)

     40  Change in net deferred income tax

     41  Change in nonadmitted assets and related items

     42  Change in liability for reinsurance in unauthorized companies
     43  Change in reserve on account of change in valuation basis, (increase)
                or decrease
     44  Change in asset valuation reserve
     45  Change in treasury stock

     46  Surplus (contributed to) withdrawn from Separate Accounts during period

     47  Other changes in surplus in Separate Accounts Statement

     48  Change in surplus notes

     49  Cumulative effect of changes in accounting principles
     50  Capital changes:

   50.1  Paid in                                                                                  (23,136,538)  A/B/D
   50.2  Transferred from surplus (Stock Dividend)
   50.3  Transferred to surplus
     51  Surplus adjustment:

   51.1  Paid in                                                                                 (655,281,296)  A/B/D
   51.2  Transferred to capital (Stock Dividend)
   51.3  Transferred from capital

   51.4  Change in surplus as a result of reinsurance

     52  Dividends to stockholders

     53  Aggregate write-ins for gains and losses in surplus
                                                                                               ---------------- -------

     54  Net change in capital and surplus (Lines 37 through 53)                                 (936,150,304)
                                                                                               ---------------- -------
     55  Capital and surplus as of statement date (Lines 36 + 54)
                                                                                               $(1,165,227,935)
                                                                                               ================ =======

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                               $
         Miscellanous income                                                                   0
         Foreign currency translation adjustment
         Reinsurance premium on inforce transaction
         Receivable for deposit accounting of reinsurance treaty
         Amoritization of goodwill
         Consideration on reinsurance transaction

                                                                                               ---------------- -------
         TOTAL WRITE-INS FOR LINE 8.3
                                                                                               $
                                                                                               0
                                                                                               ================ =======

DETAILS OF  WRITE-INS (Line 27)

                                                                                               $
         Experience refunds                                                                    0
         Fines and penalties
         Recapture commission expense allowance
         Funds withheld ceded investment income
         Reinsurance transaction-Modco interest adjustment
         Interest on surplus notes
         Change in provision for liquidity guarantees
                                                                                               ---------------- -------

                                                                                               $
         TOTAL WRITE-INS FOR LINE 27                                                           0
                                                                                               ================ =======

DETAILS OF  WRITE-INS (Line 53)

                                                                                               $
         Non life subsidiary transaction                                                                  0
         Correction to an error
         Contributed surplus related to stock appreciation rights plan of indirect parent
                                                                                               ---------------- -------

                                                                                               $
         TOTAL WRITE-INS FOR LINE 53                                                           0
                                                                                               ================ =======


         Note:  Eliminations would all be on Investment and Corporate centers



Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company
For Year Ending December 31, 2006

                                                                                               TLIC Dec 31, 2006
                                                                                                     Totals


      1  Premiums and annuity considerations for life and accident and health contracts            $ 6,861,551,076

      2  Considerations for supplementary contracts with life contingencies                             12,406,092

      3  Net investment income                                                                       3,753,696,805

      4  Amortization of Interest Maintenance Reserve (IMR)                                             43,143,814

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                   122,769

      6  Commissions and expense allowances on reinsurance ceded                                     (150,549,786)

      7  Reserve adjustments on reinsurance ceded                                                    1,054,099,347
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                        392,173,098
    8.2  Charges and fees for deposit-type contracts                                                        82,844

    8.3  Aggregate write-ins for miscellaneous income                                                1,222,607,035
                                                                                               --------------------

      9  Totals (Lines 1 to 8.3)                                                                    13,189,333,094
                                                                                               --------------------
     10  Death benefits                                                                                958,143,461


     11  Matured endowments (excluding guaranteed annual pure endowments)                                  817,405

     12  Annuity benefits                                                                            1,726,345,699

     13  Disability benefits and benefits under accident and health contracts                          145,482,501

     14  Coupons, guaranteed annual pure endowments and similar benefits                                   296,311

     15  Surrender benefits and withdrawals for life contracts                                       8,202,950,178
     16  Group conversions                                                                                       0

     17  Interest and adjustments on contract or deposit-type contract funds                           791,414,915

     18  Payments on supplementary contracts with life contingencies                                    29,218,815
     19  Increase in aggregate reserves for life and accident and health contracts                 (2,610,686,370)
                                                                                               --------------------
     20  Totals (Lines 10 to 19)                                                                     9,243,982,915

     21  Commissions on premiums, annuity considerations and deposit-type contract funds
     direct business only)                                                                             753,531,953

     22  Commissions and expense allowances on reinsurance assumed                                     348,554,454

     23  General insurance expenses                                                                    486,916,287

     24  Insurance taxes, licenses and fees, excluding federal income taxes                             87,549,319

     25  Increase in loading on deferred and uncollected premiums                                      (4,452,093)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                             2,196,098,655

     27  Aggregate write-ins for deductions                                                            185,928,250
                                                                                               --------------------

     28  Totals (Lines 20 to 27)                                                                    13,298,109,740
                                                                                               --------------------
     29  Net gain from operations before dividends to policyholders and federal
                income taxes (Line 9 minus Line 28)                                                   (108,776,646)

     30  Dividends to policyholders                                                                     14,855,164
                                                                                               --------------------
     31  Net gain from operations after dividends to policyholders and
                before federal income taxes (Line 29 minus Line 30)                                  (123,631,810)

     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                    147,036,422
                                                                                               --------------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized
         capital gains or (losses) (Line 31 minus Line 32)                                           (270,668,232)
     34  Net realized capital gains or (losses) less capital gains tax and                             141,729,475
           transferred to the IMR                                                               --------------------
     35  Net income (Line 33 plus Line 34)                                                            (128,938,757)
                                                                                               ====================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                $
     36  Capital and surplus, December 31, prior year                                          4,321,620,583

     37  Net income (Line 35)                                                                        (128,938,757)

     38  Change in net unrealized capital gains (losses)                                               715,590,910

     39  Change in net unrealized foreign exchange capital gain (loss)                                 (2,230,123)

     40  Change in net deferred income tax                                                             179,475,816

     41  Change in nonadmitted assets and related items                                              (159,686,602)

     42  Change in liability for reinsurance in unauthorized companies                                   8,181,837
     43  Change in reserve on account of change in valuation basis, (increase)                                   0
                or decrease
     44  Change in asset valuation reserve                                                           (293,791,792)
     45  Change in treasury stock                                                                     (58,000,000)

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                           467,776

     47  Other changes in surplus in Separate Accounts Statement                                         5,103,175

     48  Change in surplus notes                                                                     (775,000,000)

     49  Cumulative effect of changes in accounting principles                                         (1,361,180)
     50  Capital changes:

   50.1  Paid in                                                                                      (23,128,413)
   50.2  Transferred from surplus (Stock Dividend)                                                               0
   50.3  Transferred to surplus                                                                                  0
     51  Surplus adjustment:

   51.1  Paid in                                                                                     (648,677,383)
   51.2  Transferred to capital (Stock Dividend)                                                                 0
   51.3  Transferred from capital                                                                                0

   51.4  Change in surplus as a result of reinsurance                                                  739,721,698

     52  Dividends to stockholders                                                                   (123,871,403)

     53  Aggregate write-ins for gains and losses in surplus                                            14,222,155
                                                                                               --------------------

     54  Net change in capital and surplus (Lines 37 through 53)                                     (551,922,285)
                                                                                               --------------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                               $
                                                                                                       3,769,698,298
                                                                                               ====================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                $
         Miscellanous income                                                                          119,715,666
         Foreign currency translation adjustment                                                       (2,529,101)
         Reinsurance premium on inforce transaction                                                    141,417,787
         Receivable for deposit accounting of reinsurance treaty                                         7,141,664
         Amoritization of goodwill                                                                       1,433,396
         Consideration on reinsurance transaction                                                      955,427,623

                                                                                               --------------------
         TOTAL WRITE-INS FOR LINE 8.3                                                           $

                                                                                                       1,222,607,035
                                                                                               ====================

DETAILS OF  WRITE-INS (Line 27)

                                                                                                $
         Experience refunds                                                                            (24,244,360)
         Fines and penalties                                                                               338,790
         Recapture commission expense allowance                                                         56,734,000
         Funds withheld ceded investment income                                                        323,932,826
         Reinsurance transaction-Modco interest adjustment                                           (215,959,509)
         Interest on surplus notes                                                                      45,079,773
         Change in provision for liquidity guarantees                                                       46,730
                                                                                               --------------------

                                                                                                $
         TOTAL WRITE-INS FOR LINE 27                                                                    185,928,250
                                                                                               ====================

DETAILS OF  WRITE-INS (Line 53)

                                                                                                $
         Non life subsidiary transaction                                                                  (8,125)
         Correction to an error                                                                         20,480,332
         Contributed surplus related to stock appreciation rights plan of
                indirect parent                                                                        (6,250,052)
                                                                                               --------------------

                                                                                                $
         TOTAL WRITE-INS FOR LINE 53                                                           14,222,155
                                                                                               ====================


         Note:  Eliminations would all be on Investment and Corporate centers



4Q06 - Eliminations due to merger of TOLIC into TLIC on 10/1/08

A - Back-off TOLIC's ownership of TLIC's common shares:


          Original par paid for TLIC stock (316,955 shares w/par value of $10)                           3,169,550
          Excess paid for TLIC stock beyond par value                                                  675,248,283
                                                                                                -------------------
            Total cost of TLIC stock                                                                   678,417,833   Per GL
                                                                                                -------------------
          TOLIC's value in TLIC as of 12/31/06                                                       1,165,227,935
          TOLIC's value in TLIC as of 12/31/05 per audit (TLIC valuation issue)                        907,495,464
          Unrealized gain as of 12/31/06                                                               486,810,102
          Unrealized gain as of 12/31/05                                                               229,077,631



DR        Pg 3, Ln 29 - Common Capital Stock                                                             3,169,550
DR        Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus                                              675,248,283
DR        Pg 4, Ln 38 - Chg in net unrealized capital gain -- Pg 3, Ln 35 - Unassigned surplus         257,732,471
DR        Pg 4, Ln 36 - C&S as of 12/31/05 -- Pg 3, Ln 35 - Unassigned surplus                         229,077,631
CR        Pg 2, Ln 2.2 - Investment in TLIC common stock                                                              1,165,227,935


          B - Reflect cancellation of TOLIC's common stock held by TSC (TIHI) and preferred stock held by TA Corp:


          TSC (TIHI) owned 1,104,117 shares of common stock at $12.50 par value                         13,801,463

          TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value                         13,793,325
                                                                                                -------------------

                                                                                                        27,594,788
                                                                                                ===================
TSC:

DR        Pg 3, ln 29 - Common Capital Stock                                                            13,801,463

CR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                13,801,463

TA Corp:

DR        Pg 3, ln 30 - Preferred Capital Stock                                                         13,793,325

CR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                       13,793,325


          C - Reverse intercompany recievables/payables between TOLIC and TLIC outstanding:

DR        Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                               156,125,732
CR        Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                                             156,125,732


          D - Issue common and preferred shares of TLIC to previous owners of TOLIC (TSC (TIHI) and TA Corp)


          TSC (TIHI) granted 676,190 shares of common stock at $10.00 par value                          6,761,900

          TA Corp granted 86,590 shares of preferred stock at $10.00 par value                             865,900
                                                                                                -------------------

                                                                                                         7,627,800
                                                                                                ===================


DR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in               6,761,900

CR        Pg 3, ln 29 - Common Capital Stock, Pg 4, ln 50.1 Capital paid in                                               6,761,900


DR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in                 865,900

CR        Pg 3, ln 30 - Preferred Capital Stock,  Pg 4, ln 50.1 Capital paid in                                             865,900


----------------------------------------------------------------------------------------------- -------------------
Overview of entries by statutory financial lines:
          Pg 2, Ln 2.2 - Investment in TLIC common stock                                           (1,165,227,935)

          Pg 2, Ln 5 - Cash, cash equivalents and short-term investments                                         -
          Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                          (156,125,732)
                                                                                                -------------------
            Total Asset Adjustment                                                                 (1,321,353,667)
                                                                                                ===================

                                                                                                -------------------
          Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                             (156,125,732)
                                                                                                -------------------


          Pg 3, ln 29 - Common Capital Stock                                                          (10,209,113)

          Pg 3, ln 30 - Preferred Capital Stock                                                       (12,927,425)
          Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                            (655,281,296)
          Pg 3, Ln 35 - Unassigned                                                                   (486,810,102)
                                                                                                -------------------
            Total Equity Adjustment                                                                (1,165,227,935)
                                                                                                -------------------

                                                                                                -------------------
            Total Equity & Liability Adjustment                                                    (1,321,353,667)
                                                                                                ===================

          Pg 4, Ln 36 - C&S as of 12/31/06                                                           (229,077,631)
          Pg 4, Ln 38 - Chg in net unrealized capital gain                                           (257,732,471)

          Pg 4, Ln 41 - Change in non-admitted assets                                                            -

          Pg 4, Ln 50.1 - Capital paid in                                                             (23,136,538)
          Pg 4, Ln 51.1 - Surplus paid in                                                            (655,281,296)
                                                                                                -------------------
            Total Unassigned Adjustment                                                            (1,165,227,935)
                                                                                                ===================

--------- ----------------------------------------------------------------------------------- - -------------------



Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
As of December 31, 2006


ASSETS                                                                                  TOLIC             LIICA             TLIC


1.      Bonds                                                                  $16,762,581,664     $7,364,291,793   $32,604,471,993
2.      Stocks:

         2.1   Preferred stocks                                                   727,952,578         150,936,799     1,690,179,269

         2.2   Common stocks                                                      1,716,705,647       15,477,768      475,377,594
3.      Mortgage loans on real estate:

         3.1   First liens                                                        4,332,561,859       1,074,000,024   5,760,667,026
         3.2   Other than first liens                                                              0               0
4.      Real estate

         4.1   Properties occupied by the company                                                  0      70,957,387  6,237,324

         4.2   Properties held for production of income                           186,207             33,925,890      2,466,437

         4.3   Properties held for sale                                           8,684,731           4,695,869       21,508,271

5.      Cash, cash equivalents and short-term investments                         280,874,752         293,004,616     1,214,965,122

6.      Contract loans (including $ 0 premium notes)                              387,464,911         203,982,779     130,144,075

7.      Other invested assets                                                     1,580,243,337       313,812,735     1,543,091,168

8.      Receivable for securities                                                 70,258,897          74,828          6,651,022
9.      Aggregate write-ins for invested assets                                                    0               0
                                                                                  ------------------- --------------- --------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                        25,867,514,583      9,525,160,488   43,455,759,301
                                                                                  ------------------- --------------- --------------
11.    Title plants less $........0 charged off (for Title insurers only)                          0               0

12.    Investment income due and accrued                                          308,325,607         101,753,247     853,243,642
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                        196,261,210         2,348,177       4,715,867
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                         128,295,432      30,102,791         15,728,356
         13.3.  Accrued retrospective premiums                                              0               0                  0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                 32,452,595       7,320,813          1,546,723
         14.2  Funds held by or deposited with reinsured companies                 54,749,174               0             70,000
         14.3  Other amounts receivable under reinsurance contracts               109,461,662           2,247          1,296,984
15.    Amounts receivable relating to uninsured plans                                       0               0                  0
16.1  Current federal and foreign income tax recoverable and interest thereon               0               0                  0
16.2  Net deferred tax asset                                                       99,886,396      58,416,907        108,342,046
17.    Guaranty funds receivable or on deposit                                        341,840         898,680          3,931,107
18.    Electronic data processing equipment and software                                    0               0                  0
19.    Furniture and equipment, including health care delivery assets ($0)                  0               0                  0
20.    Net adjustment in assets and liabilities due to foreign exchange rates               0               0                  0
21.    Receivable from parent, subsidiaries and affiliates                        506,949,329     104,656,178        503,880,836
22.    Health care ($0) and other amounts receivable                                        0               0                  0
23.    Aggregate write-ins for other than invested assets                         464,162,158     288,852,823        106,007,386
                                                                                                                                  --
                                                                                -------------- --------------- ------------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)
                                                                                 27,768,399,986      10,119,512,351  45,054,522,248
                                                                                 ------------------- --------------- ---------------
25.    From Separate Accounts Statement                                           2,575,661,321     186,704,196     28,875,012,600
                                                                                 ------------------- --------------- ---------------
26.    Total (Lines 24 and 25)                                                    $                   $               $
                                                                                 30,344,061,307      10,306,216,547  73,929,534,848
                                                                                 =================== =============== ===============

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $                   $               $
                                                                                  0                   0               0
                                                                                  ------------------- --------------- --------------

                                                                                  $                   $               $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                             0                   0               0
                                                                                  =================== =============== ==============

DETAILS OF ASSET WRITE-INS (Line 23)


  Accounts receivable                                                            $44,374,258      $16,977,701      $65,267,826
  Company owned life insurance                                                             0     260,462,460                  0
  Reinsurance deposit receivable                                                112,956,064               0                  0
  Modco Asset                                                                    98,998,390               0                  0
  Estimated premium tax offsets related to the provision for future GFA                   0       2,591,012          7,043,040
  Prepaid reinsurance payable                                                             0             298                  0
  Goodwill from assumption reinsurance with subsidiary                           78,993,433               0                  0
  General Agent Pension fund                                                     73,035,576               0                  0
  Investment broker receivables                                                   5,786,537       6,192,285         19,941,048

  Investment receivables                                                         50,017,900       2,629,067           13,755,472
                                                                                  ----------------- --------------- ---------------

TOTAL OF ASSETS WRITE-INS FOR LINES 23                                           $464,162,158        $288,852,823     $106,007,386
                                                                                  ================= =============== ===============


LIABILITIES                                                                             TOLIC             LIICA              TLIC

1.      Aggregate reserve for life contracts                                  $12,552,586,605      $6,797,410,467   $27,079,068,369

2.      Aggregate reserve for accident and health contracts                       190,439,558         1,736,518,431   812,961,117

3.      Liability for deposit-type contracts                                      9,230,956,687       179,016,187     7,085,285,142
4.      Contract claims:

         4.1   Life                                                               227,838,913         33,305,402      35,142,878

         4.2   Accident and health                                                74,552,208          119,571,338     39,502,288

5.      Policyholders' dividends and coupons due and unpaid                       92,744              150,608         6,393
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005            10,034,341       2,054,941            536,067
         6.2   Dividends not yet apportioned                                              0               0                  0
         6.3   Coupons and similar benefits                                               0               0                  0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                 0               0                  0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                              4,952,877       4,268,817          2,103,609
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                    0               0                  0

          9.2   Provision for experience rating refunds                           17,896,716          3,290,937          11,186,840

          9.3   Other amounts payable on reinsurance                              133,993,269         15,673,503          9,746,446

          9.4   Interest Maintenance Reserve                                      228,881,905         56,002,456        159,355,848

10.     Commissions to agents due or accrued                                      3,146,576           18,628,005         16,636,229

11.     Commissions and expense allowances payable on reinsurance assumed         72,917,943          -                           0

12.     General expenses due or accrued                                           38,396,805          24,987,943         22,906,246

13 .    Transfers to Separate Accounts due or accrued                             (71,838,094)        (9,044,678)     (482,081,615)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes   19,941,708          14,057,070         29,511,344

15.1.  Current federal and foreign income taxes                                   66,302,847          22,490,708         20,922,654
15.2.  Net deferred tax liability                                                         0               0              0

16.     Unearned investment income                                                15,840,242          1,254,356         103,497,911

17.     Amounts withheld or retained by company as agent or trustee               39,564,607          80,583,371         67,882,591

18.     Amounts held for agents' account, including agents' credit balance        16,803,932          2,758,041           1,080,462

19.     Remittances and items not allocated                                       180,032,663         10,318,963        167,888,989
20.     Net adjustment in assets and liabilities due to foreign exchange rates            0               0                0
21.     Liability for benefits for employees and agents if not included above    75,778,184               0                  0
22.     Borrowed money and interest thereon                                     312,668,680      21,789,862        493,335,650
23.     Dividends to stockholders declared and unpaid                                     0               0                  0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                         533,631,772     108,315,524        803,011,998
          24.2  Reinsurance in unauthorized companies                            31,480,889       2,817,022                  0
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                      174,398,042      42,433,055      5,884,895,649
          24.4  Payable to parent, subsidiaries and affiliates                  157,228,320     117,070,450        230,656,261     (
          24.5  Drafts outstanding                                                        0               0                  0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                     0               0                  0
          24.7  Funds held under coinsurance                                     14,682,614       5,804,376         66,074,566
          24.8  Payable for securities                                            1,358,662      74,657,588         90,397,550
          24.9  Capital notes and interest thereon                                        0               0                  0

25.     Aggregate write-ins for liabilities                                     596,446,018     (564,201)             260,347,643
                                                                                  -------------------                 -------------
                                                                                                      ---------------
26.     Total liabilities excluding Separate Accounts business (Lines 1-25)
                                                                                 24,951,008,233      9,485,620,542   43,011,859,125
                                                                                  ------------------- --------------- -------------
27.     From Separate Accounts Statement                                           2,500,905,011     186,704,196     28,874,897,553
                                                                                  ------------------- --------------- -------------
28.     Total liabilities (Line 26 and 27)                                         $                   $               $
                                                                                27,451,913,244      9,672,324,738   71,886,756,678
                                                                                  =================== =============== =============

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                   $                  $               $
  Deferred derivative gain/loss                                                   36,394,375          0               0
  Derivatives                                                                        34,389,187         940,234        157,036,930
  Municipal reverse repurchase agreement                                            455,262,336               0        156,180,401
  Securities lending liability                                                       72,131,594               0                  0
  Interest payable on surplus notes                                                           0       2,250,000                  0

  Amounts incurred related to separate account reinsurance agreements             (1,731,474)         (3,754,435)     (56,959,751)
  Provision for liquidity guarantees                                                          0               0          4,090,063
                                                                                  ------------------- --------------- -------------

                                                                                   $                   $               $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                        596,446,018         (564,201)       260,347,643
                                                                                  =================== =============== =============

SURPLUS AND OTHER FUNDS
                                                                                   $                   $               $
29.     Common capital stock                                                      13,801,463          1,685,910       3,169,550

30.     Preferred capital stock                                                   13,793,325          1,250,000        1,302,550
31.     Aggregate write-ins for other than special surplus funds                                   0               0
32.     Surplus notes                                                                          0     150,000,000                  0
33.     Gross paid in and contributed surplus                                      1,673,874,669     510,108,860      1,437,768,394
34.     Aggregate write-ins for special surplus funds                                          0               0                  0
35.     Unassigned funds (surplus)                                                 1,190,678,606    (29,152,961)        658,537,676
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                  0               0                  0
          36.2  Preferred shares                                                               0               0         58,000,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                    2,864,553,275     630,955,899      2,038,306,070
                                                                                ----------------- --------------- ------------------
38.     Totals of Lines 29, 30 and 37                                              2,892,148,063     633,891,809      2,042,778,170
                                                                                ----------------- --------------- ------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                        $                   $               $
                                                                                30,344,061,307      10,306,216,547  73,929,534,848
                                                                                =================== =============== ================


Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
As of December 31, 2006

                                                                                                               TLIC Dec 31, 2006
ASSETS                                                                              Elimination                      Total


1.      Bonds                                                                     $0                            $56,731,345,450
2.      Stocks:

         2.1   Preferred stocks                                                                                     2,569,068,646

         2.2   Common stocks                                                       (1,165,227,935)      A           1,042,333,074
3.      Mortgage loans on real estate:

         3.1   First liens                                                                                         11,167,228,909
         3.2   Other than first liens                                          0                                                0
4.      Real estate

         4.1   Properties occupied by the company                                                                      77,194,711

         4.2   Properties held for production of income                                                                36,578,534

         4.3   Properties held for sale                                                                                34,888,871

5.      Cash, cash equivalents and short-term investments                                                           1,788,844,490

6.      Contract loans (including $ 0 premium notes)                                                                  721,591,765

7.      Other invested assets                                                                                       3,437,147,240

8.      Receivable for securities                                                                                      76,984,747
9.      Aggregate write-ins for invested assets                                0                                                0
                                                                              --- ----------------- ---------- -------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                          (1,165,227,935)                 77,683,206,437
                                                                              --- ----------------- ---------- -------------------
11.    Title plants less $........0 charged off (for Title insurers only)      0                 0                              0

12.    Investment income due and accrued                                                                       1,263,322,496
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                                                            203,325,254
         13.2   Deferred premiums, agents' balances and installments booked bu deferred and not yet due (including $0 earned but unbilled
premiums)                                                                                                    174,126,579
         13.3.  Accrued retrospective premiums                                                                         0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                                            41,320,131
         14.2  Funds held by or deposited with reinsured companies                                            54,819,174
         14.3  Other amounts receivable under reinsurance contracts                                          110,760,893
15.    Amounts receivable relating to uninsured plans                                                                  0
16.1  Current federal and foreign income tax recoverable and interest thereon                                          0
16.2  Net deferred tax asset                                                                                 266,645,349
17.    Guaranty funds receivable or on deposit                                                                 5,171,627
18.    Electronic data processing equipment and software                                                               0
19.    Furniture and equipment, including health care delivery assets ($0)                                             0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                                          0
21.    Receivable from parent, subsidiaries and affiliates                    97,408,079)      E             918,078,264
22.    Health care ($0) and other amounts receivable                                                                   0
23.    Aggregate write-ins for other than invested assets                     29,861,806)      D             729,160,561
                                                                              ------------ ---------- -------------------

24.    Total assets excluding Separate Accounts business (Lines 10 to 23)          (1,492,497,820)                 81,449,936,765

                                                                              - ----------------- ---------- -------------------
25.    From Separate Accounts Statement                                                     0                 31,637,378,117
                                                                              - ----------------- ---------- -------------------
26.    Total (Lines 24 and 25)                                                   $                            $
                                                                                (1,492,497,820)              113,087,314,882
                                                                              = ================= ========== ===================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $                            $
                                                                                  0                            0
                                                                              --- ----------------- ---------- -------------------

                                                                                  $                            $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                             0                            0
                                                                              === ================= ========== ===================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                  $                             $
  Accounts receivable                                                             0                            126,619,785
  Company owned life insurance                                                   (129,861,806)      D             130,600,654
  Reinsurance deposit receivable                                                                            112,956,064
  Modco Asset                                                                                                98,998,390
  Estimated premium tax offsets related to the provision for future GFA                                       9,634,052
  Prepaid reinsurance payable                                                                                       298
  Goodwill from assumption reinsurance with subsidiary                                                       78,993,433
  General Agent Pension fund                                                                                 73,035,576
  Investment broker receivables                                                                              31,919,870

  Investment receivables                                                                                     66,402,439
                                                                              ----------- ---------- -------------------
                                                                                   $                            $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                            (129,861,806)                729,160,561
                                                                              === ================= ========== ===================

                                                                                                               TLIC Dec 31, 2006
LIABILITIES                                                                         Elimination                      Total
                                                                                   $                            $
1.      Aggregate reserve for life contracts                                      (129,861,806)         D      46,299,203,635

2.      Aggregate reserve for accident and health contracts                                                         2,739,919,106

3.      Liability for deposit-type contracts                                                                       16,495,258,016
4.      Contract claims:

         4.1   Life                                                                                                   296,287,193

         4.2   Accident and health                                                                                    233,625,834

5.      Policyholders' dividends and coupons due and unpaid                                                               249,745
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                                          12,625,349
         6.2   Dividends not yet apportioned                                                                            0
         6.3   Coupons and similar benefits                                                                             0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                                               0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                                           11,325,303
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                                                  0

          9.2   Provision for experience rating refunds                                                             32,374,493

          9.3   Other amounts payable on reinsurance                                                               159,413,218

          9.4   Interest Maintenance Reserve                                                                       444,240,209

10.     Commissions to agents due or accrued                                                                        38,410,810

11.     Commissions and expense allowances payable on reinsurance assumed                                           72,917,943

12.     General expenses due or accrued                                                                             86,290,994

13 .    Transfers to Separate Accounts due or accrued                                                            (562,964,387)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxe                                      63,510,122

15.1.  Current federal and foreign income taxes                                                                    109,716,209
15.2.  Net deferred tax liability                                                                                            0

16.     Unearned investment income                                                                                 120,592,509

17.     Amounts withheld or retained by company as agent or trustee                                                188,030,569

18.     Amounts held for agents' account, including agents' credit balance                                          20,642,435

19.     Remittances and items not allocated                                                                        358,240,615
20.     Net adjustment in assets and liabilities due to foreign exchange rates                                           0
21.     Liability for benefits for employees and agents if not included above                                   75,778,184
22.     Borrowed money and interest thereon                                                                    827,794,192
23.     Dividends to stockholders declared and unpaid                                                                    0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                                      1,444,959,294
          24.2  Reinsurance in unauthorized companies                                                           34,297,911
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                                                   6,101,726,746
          24.4  Payable to parent, subsidiaries and affiliates                (197,408,079)      E             307,546,952
          24.5  Drafts outstanding                                                                                       0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                                                    0
          24.7  Funds held under coinsurance                                                                    86,561,556
          24.8  Payable for securities                                                                         166,413,800
          24.9  Capital notes and interest thereon                                                                       0

25.     Aggregate write-ins for liabilities                                               0                    856,229,460
                                                                              -------------- ---------- -------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)          (327,269,885)                 77,121,218,015

                                                                              - ----------------- ---------- -------------------
27.     From Separate Accounts Statement                                                    0                 31,562,506,760
                                                                              - ----------------- ---------- -------------------
28.     Total liabilities (Line 26 and 27)                                       $                            $
                                                                                (327,269,885)                108,683,724,775
                                                                              = ================= ========== ===================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                $                             $
  Deferred derivative gain/loss                                                 0                            36,394,375
  Derivatives                                                                                                192,366,351
  Municipal reverse repurchase agreement                                                                     611,442,737
  Securities lending liability                                                                                72,131,594
  Interest payable on surplus notes                                                                            2,250,000

  Amounts incurred related to separate account reinsurance agreements                                              (62,445,660)
  Provision for liquidity guarantees                                                                                 4,090,063
                                                                              - ----------------- ---------- -------------------

                                                                                $                             $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                      0                            856,229,460
                                                                              = ================= ========== ===================

SURPLUS AND OTHER FUNDS
                                                                                   $                            $
29.     Common capital stock                                                      (11,895,023)       A/B/C/F   6,761,900

30.     Preferred capital stock                                                  (14,177,425)    B/C/F             2,168,450
31.     Aggregate write-ins for other than special surplus funds                                                             0
32.     Surplus notes                                                                                              150,000,000
33.     Gross paid in and contributed surplus                                     (652,345,386)   A/B/C/F        2,969,406,538
34.     Aggregate write-ins for special surplus funds                                                                        0
35.     Unassigned funds (surplus)                                                (486,810,102)      A           1,333,253,219
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                                                0
          36.2  Preferred shares                                                                                    58,000,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                 (1,139,155,488)                  4,394,659,757
                                                                               ----------------- ---------- -------------------
38.     Totals of Lines 29, 30 and 37                                           (1,165,227,935)                  4,403,590,107
                                                                               ----------------- ---------- -------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                     $                            $
                                                                               (1,492,497,820)              113,087,314,882
                                                                               ================= ========== ===================
                                                                                                                     (0)







Note:  Eliminations would all be on Investment and Corporate centers

Note:  Eliminations would all be on Investment and Corporate centers


Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006


                                                                                                             TOLIC           LIICA

                                                                                                         $                $
      1  Premiums and annuity considerations for life and accident and health contracts               1,963,450,184    657,372,084

      2  Considerations for supplementary contracts with life contingencies                             721,615          4,741,987

      3  Net investment income                                                                        1,376,785,455    526,157,374

      4  Amortization of Interest Maintenance Reserve (IMR)                                             21,348,694       9,435,498

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                124,869          4,193

      6  Commissions and expense allowances on reinsurance ceded                                        (337,912,739)    82,767,843

      7  Reserve adjustments on reinsurance ceded                                                    (179,964,354)    (181,776,369)
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                         22,237,353       325,259
    8.2  Charges and fees for deposit-type contracts                                                            0               0

    8.3  Aggregate write-ins for miscellaneous income                                                   1,128,918,537    24,754,396
                                                                                                        ---------------- -----------

      9  Totals (Lines 1 to 8.3)                                                                     3,995,709,614    1,123,782,265
                                                                                                        ---------------- -----------
     10  Death benefits
                                                                                                      842,926,755      170,097,428

     11  Matured endowments (excluding guaranteed annual pure endowments)                               817,405          8,704

     12  Annuity benefits                                                                               575,850,069      88,695,980

     13  Disability benefits and benefits under accident and health contracts                           31,935,438      250,669,701

     14  Coupons, guaranteed annual pure endowments and similar benefits                                296,311                 0

     15  Surrender benefits and withdrawals for life contracts                                          911,212,326     662,604,761
     16  Group conversions                                                                                      0               0

     17  Interest and adjustments on contract or deposit-type contract funds                            482,615,737      5,653,872

     18  Payments on supplementary contracts with life contingencies                                    824,969          13,589,189
     19  Increase in aggregate reserves for life and accident and health contracts                    1,122,286,031   (645,595,108)
                                                                                                   ---------------- ---------------
     20  Totals (Lines 10 to 19)
                                                                                                      3,968,765,041    545,724,527
         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                               325,580,603      158,112,766

     22  Commissions and expense allowances on reinsurance assumed                                    341,087,035      14,949,410

     23  General insurance expenses                                                                   233,280,302      112,001,506

     24  Insurance taxes, licenses and fees, excluding federal income taxes                           46,292,981       27,378,505

     25  Increase in loading on deferred and uncollected premiums                                     (4,104,109)      (502,588)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                              (221,422,238)    86,791,265

     27  Aggregate write-ins for deductions                                                           (230,113,221)    67,683,109
                                                                                                   ---------------- ---------------

     28  Totals (Lines 20 to 27)                                                                    4,459,366,394    1,012,138,500
                                                                                                  ---------------- ---------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9
         minus Line 28)                                                                               (463,656,780)    111,643,765
     30  Dividends to policyholders                                                                     14,297,883       2,115,938
                                                                                                   ---------------- ---------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes
         (Line 29 minus Line 30)                                                                     (477,954,663)    109,527,827
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                    10,624,371      15,102,876
                                                                                                   ---------------- ---------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                          (488,579,034)        94,424,951
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR        27,241,898       7,657,745
                                                                                                        ---------------- ----------
     35  Net income (Line 33 plus Line 34)                                                         $                $

                                                                                                  (461,337,136)    102,082,696
                                                                                                  ================ ===============

CAPITAL AND SURPLUS ACCOUNT
                                                                                                   $                $
     36  Capital and surplus, December 31, prior year                                             2,132,653,000    568,053,644

     37  Net income (Line 35)                                                                     (461,337,136)    102,082,696

     38  Change in net unrealized capital gains (losses)                                          868,313,628      (232,877,120)

     39  Change in net unrealized foreign exchange capital gain (loss)                            1,371,641        1,125,912

     40  Change in net deferred income tax                                                        88,455,087       80,627,805

     41  Change in nonadmitted assets and related items                                           (61,645,473)     (77,269,854)

     42  Change in liability for reinsurance in unauthorized companies                            (9,082,141)      (713,896)
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                      0               0

     44  Change in asset valuation reserve                                                        (153,971,050)    52,356,093
     45  Change in treasury stock                                                                               0               0

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                  449,869          33,194

     47  Other changes in surplus in Separate Accounts Statement                                  5,042,846        (35,574)

     48  Change in surplus notes                                                                  (200,000,000)                 0

     49  Cumulative effect of changes in accounting principles                                    303,856          (6,127,392)
     50  Capital changes:

   50.1  Paid in                                                                                  8,125                         0
   50.2  Transferred from surplus (Stock Dividend)                                                              0               0
   50.3  Transferred to surplus                                                                                 0               0
     51  Surplus adjustment:

   51.1  Paid in                                                                                  5,595,501        154,916,794
   51.2  Transferred to capital (Stock Dividend)                                                                0               0
   51.3  Transferred from capital                                                                               0               0

   51.4  Change in surplus as a result of reinsurance                                             735,081,660      (462,468)

     52  Dividends to stockholders                                                                (54,068,236)                  0

     53  Aggregate write-ins for gains and losses in surplus                                      (5,023,114)      (7,818,025)
                                                                                                  ---------------- ---------------

     54  Net change in capital and surplus (Lines 37 through 53)                                  759,495,063      65,838,165
                                                                                                  ---------------- ---------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                  $                $
                                                                                                  2,892,148,063    633,891,809
                                                                                                  ================ ===============

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                   $               $
         Miscellanous income                                                                      26,027,168       380,385
         Foreign currency translation adjustment                                                      (2,529,101)               0
         Reinsurance premium on inforce transaction                                                   141,417,787               0
         Reinsurance transaction - Modco interest adjustment                                                    0      14,521,857
         Income earned on company owned life insurance                                                          0       9,852,154
         Receivable for deposit accounting of reinsurance treaty                                        7,141,664               0
         Amoritization of goodwill                                                                      1,433,396               0
         Consideration on reinsurance transaction                                                     955,427,623               0
                                                                                                  ---------------- ---------------

         TOTAL WRITE-INS FOR LINE 8.3                                                              $
                                                                                                                   $
                                                                                                  1,128,918,537    24,754,396
                                                                                                  ================ ===============

DETAILS OF  WRITE-INS (Line 27)

                                                                                                   $               $
         Experience refunds                                                                       (23,921,643)     1,716,251
         Fines and penalties                                                                             (50,399)         180,687
         Recapture commission expense allowance                                                        56,734,000               0
         Funds withheld ceded investment income                                                        28,655,467       8,044,101
         Reinsurance transaction-Modco interest adjustment                                          (303,163,986)      48,516,574
         Reinsurance transaction-Modco reserve adjustment                                                       0     (1,580,993)
         Interest on surplus notes                                                                     11,633,340       9,001,200
         Foreign currency translation adjustment                                                                0       1,805,289
         Change in provision for liquidity guarantees                                                           0               0
                                                                                                  ---------------- ---------------

                                                                                                   $               $
         TOTAL WRITE-INS FOR LINE 27                                                              (230,113,221)    67,683,109
                                                                                                  ================ ===============

DETAILS OF  WRITE-INS (Line 53)

                                                                                                  $                $
         Non life subsidiary transaction                                                                  (8,125)            0
         Correction to an error                                                                                 0            0
         Contributed surplus related to stock appreciation rights plan of indirect parent             (5,014,989)     (7,818,025)
                                                                                                  ---------------- ---------------

                                                                                                   $               $
         TOTAL WRITE-INS FOR LINE 53                                                              (5,023,114)      (7,818,025)
                                                                                                  ================ ===============


         Note:  Eliminations would all be on Investment and Corporate centers



Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006


                                                                                                              TLIC

                                                                                                         $
      1  Premiums and annuity considerations for life and accident and health contracts                 4,898,100,892

      2  Considerations for supplementary contracts with life contingencies                                   11,684,477

      3  Net investment income                                                                             2,376,911,350

      4  Amortization of Interest Maintenance Reserve (IMR)                                                   21,795,120

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                         (2,100)

      6  Commissions and expense allowances on reinsurance ceded                                             187,362,953

      7  Reserve adjustments on reinsurance ceded                                                          1,234,063,701
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                              369,935,745
    8.2  Charges and fees for deposit-type contracts                                                              82,844

    8.3  Aggregate write-ins for miscellaneous income                                                         93,688,498
                                                                                                        -----------------

      9  Totals (Lines 1 to 8.3)                                                                        9,193,623,480
                                                                                                        -----------------
     10  Death benefits                                                                                      115,216,706


     11  Matured endowments (excluding guaranteed annual pure endowments)                                              0

     12  Annuity benefits                                                                                  1,150,495,630

     13  Disability benefits and benefits under accident and health contracts                                113,547,063

     14  Coupons, guaranteed annual pure endowments and similar benefits                                               0

     15  Surrender benefits and withdrawals for life contracts                                             7,291,737,852
     16  Group conversions                                                                                             0

     17  Interest and adjustments on contract or deposit-type contract funds                                 308,799,178

     18  Payments on supplementary contracts with life contingencies                                          28,393,846
     19  Increase in aggregate reserves for life and accident and health contracts                       (3,732,972,401)
                                                                                                        -----------------
     20  Totals (Lines 10 to 19)                                                                           5,275,217,874

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                                      427,951,350

     22  Commissions and expense allowances on reinsurance assumed                                             7,467,419

     23  General insurance expenses                                                                          253,635,985

     24  Insurance taxes, licenses and fees, excluding federal income taxes                                   41,256,338

     25  Increase in loading on deferred and uncollected premiums                                              (347,984)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                                   2,417,520,893

     27  Aggregate write-ins for deductions                                                                  416,041,471
                                                                                                        -----------------

     28  Totals (Lines 20 to 27)                                                                        8,838,743,346
                                                                                                        -----------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9
         minus Line 28)                                                                                 354,880,134
     30  Dividends to policyholders                                                                              557,281
                                                                                                        -----------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes           354,322,853
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                          136,412,051
                                                                                                        -----------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                   217,910,802
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR            114,487,577
                                                                                                        -----------------
     35  Net income (Line 33 plus Line 34)                                                               $

                                                                                                        332,398,379
                                                                                                        =================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                         $
     36  Capital and surplus, December 31, prior year                                                   2,418,045,214

     37  Net income (Line 35)                                                                                332,398,379

     38  Change in net unrealized capital gains (losses)                                                     105,009,753

     39  Change in net unrealized foreign exchange capital gain (loss)                                       (3,601,764)

     40  Change in net deferred income tax                                                                    91,020,729

     41  Change in nonadmitted assets and related items                                                     (98,041,129)

     42  Change in liability for reinsurance in unauthorized companies                                        17,263,978
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                             0

     44  Change in asset valuation reserve                                                                 (139,820,742)
     45  Change in treasury stock                                                                           (58,000,000)

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                                  17,907

     47  Other changes in surplus in Separate Accounts Statement                                                  60,329

     48  Change in surplus notes                                                                           (575,000,000)

     49  Cumulative effect of changes in accounting principles                                               (1,665,036)
     50  Capital changes:

   50.1  Paid in                                                                                                       0
   50.2  Transferred from surplus (Stock Dividend)                                                                     0
   50.3  Transferred to surplus                                                                                        0
     51  Surplus adjustment:

   51.1  Paid in                                                                                               1,008,412
   51.2  Transferred to capital (Stock Dividend)                                                                       0
   51.3  Transferred from capital                                                                                      0

   51.4  Change in surplus as a result of reinsurance                                                          4,640,038

     52  Dividends to stockholders                                                                          (69,803,167)

     53  Aggregate write-ins for gains and losses in surplus                                                  19,245,269
                                                                                                        -----------------

     54  Net change in capital and surplus (Lines 37 through 53)                                        (375,267,044)
                                                                                                        -----------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                        $
                                                                                                        2,042,778,170
                                                                                                        =================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                         $
         Miscellanous income                                                                            93,688,498
         Foreign currency translation adjustment                                                                       0
         Reinsurance premium on inforce transaction                                                                    0
         Reinsurance transaction - Modco interest adjustment                                                           0
         Income earned on company owned life insurance                                                                 0
         Receivable for deposit accounting of reinsurance treaty                                                       0
         Amoritization of goodwill                                                                                     0
         Consideration on reinsurance transaction                                                                      0
                                                                                                        -----------------

         TOTAL WRITE-INS FOR LINE 8.3                                                                    $

                                                                                                        93,688,498
                                                                                                        =================

DETAILS OF  WRITE-INS (Line 27)

                                                                                                        $
         Experience refunds                                                                             (322,717)
         Fines and penalties                                                                                     389,189
         Recapture commission expense allowance                                                                        0
         Funds withheld ceded investment income                                                              295,277,359
         Reinsurance transaction-Modco interest adjustment                                                    87,204,477
         Reinsurance transaction-Modco reserve adjustment                                                              0
         Interest on surplus notes                                                                            33,446,433
         Foreign currency translation adjustment                                                                       0
         Change in provision for liquidity guarantees                                                             46,730
                                                                                                        -----------------

                                                                                                         $
         TOTAL WRITE-INS FOR LINE 27                                                                    416,041,471
                                                                                                        =================

DETAILS OF  WRITE-INS (Line 53)

                                                                                                        $
         Non life subsidiary transaction                                                                0
         Correction to an error                                                                               20,480,332
         Contributed surplus related to stock appreciation rights plan of indirect parent                    (1,235,063)
                                                                                                        -----------------

                                                                                                         $
         TOTAL WRITE-INS FOR LINE 53                                                                    19,245,269
                                                                                                        =================


         Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006


                                                                                                        Elimination

                                                                                                      $
      1  Premiums and annuity considerations for life and accident and health contracts               0

      2  Considerations for supplementary contracts with life contingencies

      3  Net investment income

      4  Amortization of Interest Maintenance Reserve (IMR)

      5  Separate Accounts net gain from operations excluding unrealized gains or losses

      6  Commissions and expense allowances on reinsurance ceded

      7  Reserve adjustments on reinsurance ceded
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts
    8.2  Charges and fees for deposit-type contracts

    8.3  Aggregate write-ins for miscellaneous income                                                    (4,856,452)     D
                                                                                                      --------------- --------

      9  Totals (Lines 1 to 8.3)                                                                         (4,856,452)
                                                                                                      --------------- --------
     10  Death benefits


     11  Matured endowments (excluding guaranteed annual pure endowments)

     12  Annuity benefits

     13  Disability benefits and benefits under accident and health contracts

     14  Coupons, guaranteed annual pure endowments and similar benefits

     15  Surrender benefits and withdrawals for life contracts
     16  Group conversions

     17  Interest and adjustments on contract or deposit-type contract funds

     18  Payments on supplementary contracts with life contingencies
     19  Increase in aggregate reserves for life and accident and health contracts                       (4,856,452)     D
                                                                                                      --------------- --------
     20  Totals (Lines 10 to 19)                                                                         (4,856,452)

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)

     22  Commissions and expense allowances on reinsurance assumed

     23  General insurance expenses

     24  Insurance taxes, licenses and fees, excluding federal income taxes

     25  Increase in loading on deferred and uncollected premiums

     26  Net transfers to or (from) Separate Accounts net of reinsurance

     27  Aggregate write-ins for deductions                                                                        0
                                                                                                      --------------- --------

     28  Totals (Lines 20 to 27)                                                                         (4,856,452)
                                                                                                      --------------- --------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9               0
         minus Line 28)
     30  Dividends to policyholders
                                                                                                      --------------- --------
     31  Net gain from operations after dividends to policyholders and before federal income taxes                 0
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)
                                                                                                      --------------- --------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                         0
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR
                                                                                                      --------------- --------
     35  Net income (Line 33 plus Line 34)
                                                                                                      $
                                                                                                      0
                                                                                                      =============== ========

CAPITAL AND SURPLUS ACCOUNT
                                                                                                       $
     36  Capital and surplus, December 31, prior year                                                 (229,077,631)      A

     37  Net income (Line 35)

     38  Change in net unrealized capital gains (losses)                                               (257,732,471)     A

     39  Change in net unrealized foreign exchange capital gain (loss)

     40  Change in net deferred income tax

     41  Change in nonadmitted assets and related items

     42  Change in liability for reinsurance in unauthorized companies
     43  Change in reserve on account of change in valuation basis, (increase) or decrease

     44  Change in asset valuation reserve
     45  Change in treasury stock

     46  Surplus (contributed to) withdrawn from Separate Accounts during period

     47  Other changes in surplus in Separate Accounts Statement

     48  Change in surplus notes

     49  Cumulative effect of changes in accounting principles
     50  Capital changes:

   50.1  Paid in                                                                                        (26,072,448)  A/B/C/F
   50.2  Transferred from surplus (Stock Dividend)
   50.3  Transferred to surplus
     51  Surplus adjustment:

   51.1  Paid in                                                                                       (652,345,386)  A/B/C/F
   51.2  Transferred to capital (Stock Dividend)
   51.3  Transferred from capital

   51.4  Change in surplus as a result of reinsurance

     52  Dividends to stockholders

     53  Aggregate write-ins for gains and losses in surplus
                                                                                                      --------------- --------

     54  Net change in capital and surplus (Lines 37 through 53)                                       (936,150,304)
                                                                                                      --------------- --------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                      $
                                                                                                      (1,165,227,935)
                                                                                                      =============== ========

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                      $
         Miscellanous income                                                                          0
         Foreign currency translation adjustment
         Reinsurance premium on inforce transaction
         Reinsurance transaction - Modco interest adjustment
         Income earned on company owned life insurance                                                   (4,856,452)     D
         Receivable for deposit accounting of reinsurance treaty
         Amoritization of goodwill
         Consideration on reinsurance transaction

                                                                                                      --------------- --------
         TOTAL WRITE-INS FOR LINE 8.3
                                                                                                      $
                                                                                                      (4,856,452)
                                                                                                      =============== ========

DETAILS OF  WRITE-INS (Line 27)

                                                                                                      $
         Experience refunds                                                                           0
         Fines and penalties
         Recapture commission expense allowance
         Funds withheld ceded investment income
         Reinsurance transaction-Modco interest adjustment
         Reinsurance transaction-Modco reserve adjustment
         Interest on surplus notes
         Foreign currency translation adjustment
         Change in provision for liquidity guarantees
                                                                                                      --------------- --------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 27                                                                  0
                                                                                                      =============== ========

DETAILS OF  WRITE-INS (Line 53)

                                                                                                      $
         Non life subsidiary transaction                                                              0
         Correction to an error
         Contributed surplus related to stock appreciation rights plan of indirect parent
                                                                                                      --------------- --------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 53                                                                  0
                                                                                                      =============== ========


         Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006

                                                                                                      TLIC Dec 31, 2006
                                                                                                             Totals

                                                                                                      $
      1  Premiums and annuity considerations for life and accident and health contracts              7,518,923,160

      2  Considerations for supplementary contracts with life contingencies                                      17,148,079

      3  Net investment income                                                                                4,279,854,179

      4  Amortization of Interest Maintenance Reserve (IMR)                                                      52,579,312

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                            126,962

      6  Commissions and expense allowances on reinsurance ceded                                               (67,781,943)

      7  Reserve adjustments on reinsurance ceded                                                               872,322,978
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                                 392,498,357
    8.2  Charges and fees for deposit-type contracts                                                                 82,844

    8.3  Aggregate write-ins for miscellaneous income                                                         1,242,504,979
                                                                                                     -----------------------

      9  Totals (Lines 1 to 8.3)                                                                             14,308,258,907
                                                                                                     -----------------------
     10  Death benefits                                                                                       1,128,240,889


     11  Matured endowments (excluding guaranteed annual pure endowments)                                           826,109

     12  Annuity benefits                                                                                     1,815,041,679

     13  Disability benefits and benefits under accident and health contracts                                   396,152,202

     14  Coupons, guaranteed annual pure endowments and similar benefits                                            296,311

     15  Surrender benefits and withdrawals for life contracts                                                8,865,554,939
     16  Group conversions                                                                                                0

     17  Interest and adjustments on contract or deposit-type contract funds                                    797,068,787

     18  Payments on supplementary contracts with life contingencies                                             42,808,004
     19  Increase in aggregate reserves for life and accident and health contracts                          (3,261,137,930)
                                                                                                     -----------------------
     20  Totals (Lines 10 to 19)                                                                              9,784,850,990

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                                         911,644,719

     22  Commissions and expense allowances on reinsurance assumed                                              363,503,864

     23  General insurance expenses                                                                             598,917,793

     24  Insurance taxes, licenses and fees, excluding federal income taxes                                     114,927,824

     25  Increase in loading on deferred and uncollected premiums                                               (4,954,681)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                                      2,282,889,920

     27  Aggregate write-ins for deductions                                                                     253,611,359
                                                                                                     -----------------------

     28  Totals (Lines 20 to 27)                                                                             14,305,391,788
                                                                                                     -----------------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9              2,867,119
         minus Line 28)
     30  Dividends to policyholders                                                                              16,971,102
                                                                                                     -----------------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes             (14,103,983)
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                             162,139,298
                                                                                                     -----------------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                    (176,243,281)
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR               149,387,220
                                                                                                     -----------------------
     35  Net income (Line 33 plus Line 34)                                                            $

                                                                                                     (26,856,061)
                                                                                                     =======================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                      $
     36  Capital and surplus, December 31, prior year                                                4,889,674,227

     37  Net income (Line 35)                                                                                  (26,856,061)

     38  Change in net unrealized capital gains (losses)                                                        482,713,790

     39  Change in net unrealized foreign exchange capital gain (loss)                                          (1,104,211)

     40  Change in net deferred income tax                                                                      260,103,621

     41  Change in nonadmitted assets and related items                                                       (236,956,456)

     42  Change in liability for reinsurance in unauthorized companies                                            7,467,941
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                                0

     44  Change in asset valuation reserve                                                                    (241,435,699)
     45  Change in treasury stock                                                                              (58,000,000)

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                                    500,970

     47  Other changes in surplus in Separate Accounts Statement                                                  5,067,601

     48  Change in surplus notes                                                                              (775,000,000)

     49  Cumulative effect of changes in accounting principles                                                  (7,488,572)
     50  Capital changes:

   50.1  Paid in                                                                                               (26,064,323)
   50.2  Transferred from surplus (Stock Dividend)                                                                        0
   50.3  Transferred to surplus                                                                                           0
     51  Surplus adjustment:

   51.1  Paid in                                                                                              (490,824,679)
   51.2  Transferred to capital (Stock Dividend)                                                                          0
   51.3  Transferred from capital                                                                                         0

   51.4  Change in surplus as a result of reinsurance                                                           739,259,230

     52  Dividends to stockholders                                                                            (123,871,403)

     53  Aggregate write-ins for gains and losses in surplus                                                      6,404,130
                                                                                                     -----------------------

     54  Net change in capital and surplus (Lines 37 through 53)                                              (486,084,120)
                                                                                                     -----------------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                     $
                                                                                                     4,403,590,107
                                                                                                     =======================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                      $
         Miscellanous income                                                                         120,096,051
         Foreign currency translation adjustment                                                                (2,529,101)
         Reinsurance premium on inforce transaction                                                             141,417,787
         Reinsurance transaction - Modco interest adjustment                                                     14,521,857
         Income earned on company owned life insurance                                                            4,995,702
         Receivable for deposit accounting of reinsurance treaty                                                  7,141,664
         Amoritization of goodwill                                                                                1,433,396
         Consideration on reinsurance transaction                                                               955,427,623

                                                                                                     -----------------------
         TOTAL WRITE-INS FOR LINE 8.3                                                                 $

                                                                                                     1,242,504,979
                                                                                                     =======================

DETAILS OF  WRITE-INS (Line 27)

                                                                                                      $
         Experience refunds                                                                          (22,528,109)
         Fines and penalties                                                                                        519,477
         Recapture commission expense allowance                                                                  56,734,000
         Funds withheld ceded investment income                                                                 331,976,927
         Reinsurance transaction-Modco interest adjustment                                                    (167,442,935)
         Reinsurance transaction-Modco reserve adjustment                                                       (1,580,993)
         Interest on surplus notes                                                                               54,080,973
         Foreign currency translation adjustment                                                                  1,805,289
         Change in provision for liquidity guarantees                                                                46,730
                                                                                                     -----------------------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 27                                                                 253,611,359
                                                                                                     =======================

DETAILS OF  WRITE-INS (Line 53)

                                                                                                     $
         Non life subsidiary transaction                                                             (8,125)
         Correction to an error                                                                                  20,480,332
         Contributed surplus related to stock appreciation rights plan of indirect parent                      (14,068,077)
                                                                                                     -----------------------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 53                                                                 6,404,130
                                                                                                     =======================


         Note:  Eliminations would all be on Investment and Corporate centers






4Q06 - Eliminations due to merger of TOLIC and LIICA into TLIC on 10/1 and 10/2/08, respectively

A - Back-off TOLIC's ownership of TLIC's common shares:

         Original par paid for TLIC stock (316,955 shares w/par value of $10)                            3,169,550
         Excess paid for TLIC stock beyond par value                                                 675,248,283
                                                                                                ----------------------------
           Total cost of TLIC stock                                                                  678,417,833            Per GL
                                                                                                ----------------------------
         TOLIC's value in TLIC as of 12/31/06                                                     1,165,227,935
         TOLIC's value in TLIC as of 12/31/05 per audit (TLIC valuation issue)                       907,495,464
         Unrealized gain as of 12/31/06                                                              486,810,102
         Unrealized gain as of 12/31/05                                                              229,077,631


DR       Pg 3, Ln 29 - Common Capital Stock                                                              3,169,550
DR       Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus                                             675,248,283
DR       Pg 4, Ln 38 - Chg in net unrealized capital gain -- Pg 3, Ln 35 - Unassigned surplus        257,732,471
DR       Pg 4, Ln 36 - C&S as of 12/31/05 -- Pg 3, Ln 35 - Unassigned surplus                        229,077,631
CR       Pg 2, Ln 2.2 - Investment in TLIC common stock                                                              1,165,227,935


B - Reflect cancellation of TOLIC's common stock held by TSC and preferred stock held by TA Corp

         TSC owned 1,104,117 shares of common stock at $12.50 par value                                13,801,463
         TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value                         13,793,325
                                                                                                ----------------------------
                                                                                                       27,594,788
                                                                                                ============================
TSC:
DR       Pg 3, ln 29 - Common Capital Stock                                                            13,801,463
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                13,801,463

TA Corp:
DR       Pg 3, ln 30 - Preferred Capital Stock                                                         13,793,325
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                        13,793,325


C - Reflect cancellation of LIICA's common and preferred stock held by AEGON USA, Inc.:

         AEGON USA, Inc. owned 679,802 shares of common stock at $2.48 par value                         1,685,910
         AEGON USA, Inc. owned 504,033 shares of preferred stock at $2.48 par value                      1,250,000
                                                                                                ----------------------------
                                                                                                         2,935,910
                                                                                                ============================
AEGON USA, Inc. common stock:
DR       Pg 3, ln 29 - Common Capital Stock                                                              1,685,910
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                 1,685,910

AEGON USA, Inc. preferred stock:
DR       Pg 3, ln 30 - Preferred Capital Stock                                                           1,250,000
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                         1,250,000

LIICA's common and preferred shares shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge LIICA into TLIC, AEGON
USA shall receive TIHI common stock equal in value to the fair market value of the LIICA common stock that is deemed cancelled.


D - Reverse LOLI contracts issued by TLIC to LIICA:

DR       Pg 3, Ln 1 - Aggregate reserve for life contracts                                              129,861,806
CR       Pg 2, Ln 23 - Write -in -- Company owned life insurance                                                        129,861,806

DR       Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance                           4,856,452
CR       Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts                          4,856,452


E - Reverse intercompany recievables/payables between TOLIC and TLIC outstanding:

DR       Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                                 197,408,079
CR       Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                                              197,408,079


F - Issue common and preferred shares of TLIC to previous owners of TOLIC (TIHI and TA Corp)

         TIHI granted 676,190 shares of common stock at $10.00 par value                                    6,761,900
         TA Corp granted 86,590 shares of preferred stock at $10.00 par value                                 865,900
                                                                                                  -----------------------------
                                                                                                            7,627,800
                                                                                                  =============================

DR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in                   6,761,900
CR       Pg 3, ln 29 - Common Capital Stock, Pg 4, ln 50.1 Capital paid in                                                6,761,900

DR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in                     865,900
CR       Pg 3, ln 30 - Preferred Capital Stock,  Pg 4, ln 50.1 Capital paid in                                              865,900


----------------------------------------------------------------------------------------------- - -----------------------------
Overview of entries by statutory financial lines:
         Pg 2, Ln 2.2 - Investment in TLIC common stock                                            (1,165,227,935)
         Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                            (197,408,079)
         Pg 2, Ln 23 - Write -in -- Company owned life insurance                                      (129,861,806)
                                                                                                 -----------------------------
           Total Asset Adjustment                                                                  (1,492,497,820)
                                                                                                 =============================

         Pg 3, Ln 1 - Aggregate reserve for life contracts                                            (129,861,806)
         Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                               (197,408,079)
                                                                                                 -----------------------------
           Total Liability Adjustment                                                                 (327,269,885)
                                                                                                 -----------------------------


         Pg 3, ln 29 - Common Capital Stock                                                             (11,895,023)
         Pg 3, ln 30 - Preferred Capital Stock                                                          (14,177,425)
         Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                              (652,345,386)
         Pg 3, Ln 35 - Unassigned                                                                     (486,810,102)
                                                                                                 -----------------------------
           Total Equity Adjustment                                                                 (1,165,227,935)
                                                                                                 -----------------------------

                                                                                                 -----------------------------
           Total Equity & Liability Adjustment                                                     (1,492,497,820)
                                                                                                 =============================


         Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance                         (4,856,452)
         Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts           (4,856,452)
                                                                                                 -----------------------------
           Total Net Income                                                                                           -
                                                                                                 =============================


         Pg 4, Ln 36 - C&S as of 12/31/06                                                             (229,077,631)
         Pg 4, Ln 37 - Net Income                                                                                     -
         Pg 4, Ln 38 - Chg in net unrealized capital gain                                             (257,732,471)
         Pg 4, Ln 41 - Change in non-admitted assets                                                                  -
         Pg 4, Ln 50.1 - Capital paid in                                                                (26,072,448)
         Pg 4, Ln 51.1 - Surplus paid in                                                              (652,345,386)
                                                                                                 -----------------------------
           Total Unassigned Adjustment                                                             (1,165,227,935)
                                                                                                 =============================

-------- ---------------------------------------------------------------------------------- --- ------------------------------


Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America
As of December 31, 2005

ASSETS                                                                                 TOLIC              TLIC

1.      Bonds                                                                      $17,972,060,581   $35,851,714,885
2.      Stocks:

         2.1   Preferred stocks                                                        130,724,790       338,422,802

         2.2   Common stocks                                                           767,234,495       342,262,663
3.      Mortgage loans on real estate:

         3.1   First liens                                                           4,375,864,331     5,770,722,690
         3.2   Other than first liens                                                            0                 0
4.      Real estate

         4.1   Properties occupied by the company                                                0         6,464,646

         4.2   Properties held for production of income                                    186,207         5,234,691

         4.3   Properties held for sale                                                 14,354,895        22,822,187
5.      Cash, cash equivalents and short-term investments                              355,844,407       326,027,406

6.      Contract loans (including $ 0 premium notes)                                   386,594,732       123,221,330

7.      Other invested assets                                                        1,207,896,207     1,116,749,339

8.      Receivable for securities                                                                0        13,473,730
9.      Aggregate write-ins for invested assets                                                  0                 0
                                                                                  ----------------- -----------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                           25,210,760,645    43,917,116,369
                                                                                  ----------------- -----------------
11.    Title plants less $........0 charged off (for Title insurers only)                        0                 0

12.    Investment income due and accrued                                               309,474,806       847,090,841
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                             191,686,732         5,403,724
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                              144,169,255        15,750,455
         13.3.  Accrued retrospective premiums                                                   0                 0
14.      Reinsurance:
         14.1  Amounts recoverable from reinsurers                                      17,021,218         3,175,821
         14.2  Funds held by or deposited with reinsured companies                      80,379,976            70,000
         14.3  Other amounts receivable under reinsurance contracts                     36,670,484           748,971
15.    Amounts receivable relating to uninsured plans                                            0                 0
16.1  Current federal and foreign income tax recoverable and interest thereon                    0       112,500,463
16.2  Net deferred tax asset                                                            99,060,310       116,391,484
17.    Guaranty funds receivable or on deposit                                             296,480         5,091,655
18.    Electronic data processing equipment and software                                         0                 0
19.    Furniture and equipment, including health care delivery assets ($0)                       0                 0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                    0                 0
21.    Receivable from parent, subsidiaries and affiliates                             328,020,174        54,260,790
22.    Health care ($0) and other amounts receivable                                             0                 0
23.    Aggregate write-ins for other than invested assets                              442,061,294       187,274,680

                                                                                  ----------------- -----------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)
                          26,859,601,374 45,264,875,253
                                                                                  ----------------- -----------------
25.    From Separate Accounts Statement                                              2,827,671,194    23,662,197,968
                                                                                  ----------------- -----------------
26.    Total (Lines 24 and 25)                                                     $                $68,927,073,221
                                                                                  29,687,272,568
                                                                                  ================= =================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $                 $
                                                                                  0                 0
                                                                                  ----------------- -----------------

                                                                                  $                 $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                             0                 0
                                                                                  ================= =================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                   $                 $
  Accounts receivable                                                             110,900,038       50,442,160
  Company owned life insurance                                                                   0                 0
  Reinsurance deposit receivable                                                       105,814,400                 0
  Accounts receivable from reinsurers                                                   19,934,644                 0
  Modco Asset                                                                           80,637,416                 0
  Estimated premium tax offsets related to the provision for future GFA                          0         7,075,346
  Prepaid reinsurance payable                                                                    0                 0
  Goodwill from assumption reinsurance with subsidiary                                           0                 0
  General Agent Pension fund                                                            71,631,949                 0
  Investment broker receivables                                                            997,072       121,623,396

  Investment receivables                                                                52,145,775  8,133,778
                                                                                  ----------------- -----------------

                                                                                   $                 $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                            442,061,294       187,274,680
                                                                                  ================= =================

LIABILITIES                                                                            TOLIC              TLIC

                                                                                   $
1.      Aggregate reserve for life contracts                                      12,383,294,403    $30,910,479,787

2.      Aggregate reserve for accident and health contracts                            165,926,306       714,373,268

3.      Liability for deposit-type contracts                                         9,365,106,343     7,755,652,331
4. Contract claims:

         4.1   Life                                                                    225,949,410        37,337,273

         4.2   Accident and health                                                      84,744,646        40,207,188

5.      Policyholders' dividends and coupons due and unpaid                                103,485             6,525
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                   11,939,649           501,342
         6.2   Dividends not yet apportioned                                                     0                 0
         6.3   Coupons and similar benefits                                                      0                 0
7. Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                        0                 0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                     3,846,456         2,054,100
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                           0                 0

          9.2   Provision for experience rating refunds                           25,723,941               9,591,332

          9.3   Other amounts payable on reinsurance                              69,934,026                       0

          9.4   Interest Maintenance Reserve                                      250,907,860            214,961,532

10.     Commissions to agents due or accrued                                      3,730,580               14,846,086

11.     Commissions and expense allowances payable on reinsurance assumed         61,366,261                 101,152

12.     General expenses due or accrued                                           52,941,785              25,318,499

13 .    Transfers to Separate Accounts due or accrued                             (26,414,344)         (443,973,999)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes   15,259,330              27,925,744

15.1.  Current federal and foreign income taxes                                   88,932,972                       0
15.2.  Net deferred tax liability                                                                0                 0

16.     Unearned investment income                                                13,017,774              89,761,551

17.     Amounts withheld or retained by company as agent or trustee               69,021,233              61,578,437

18.     Amounts held for agents' account, including agents' credit balance        17,471,351                 678,975

19.     Remittances and items not allocated                                            174,680,475       104,925,439
20.     Net adjustment in assets and liabilities due to foreign exchange rates                   0                 0
21.     Liability for benefits for employees and agents if not included above           71,631,949                 0
22.     Borrowed money and interest thereon                                                      0         8,492,040
23.     Dividends to stockholders declared and unpaid                                            0                 0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                379,660,721       663,191,256
          24.2  Reinsurance in unauthorized companies                                   22,398,748        17,263,976
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                             416,379,304     2,230,200,396
          24.4  Payable to parent, subsidiaries and affiliates                                   0                 0
          24.5  Drafts outstanding                                                               0                 0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                            0                 0
          24.7  Funds held under coinsurance                                            23,030,533        63,231,098
          24.8  Payable for securities                                                  18,739,178       104,110,532
          24.9  Capital notes and interest thereon                                               0                 0

25.     Aggregate write-ins for liabilities                                            807,212,594  194,070,990
                                                                                  -----------------
                                                                                                    -----------------
26.     Total liabilities excluding Separate Accounts business (Lines 1-25)
                          24,796,536,969 42,846,886,850
                                                                                  ----------------- -----------------
27.     From Separate Accounts Statement                                             2,758,082,599    23,662,141,157
                                                                                  ----------------- -----------------
28.     Total liabilities (Line 26 and 27)

                                                                                  27,554,619,568    $66,509,028,007
                                                                                  ================= =================

DETAILS OF LIABILITIES WRITE-INS (Line 25)


  Deferred derivative gain/loss                                                         4,634,997         0
  Derivatives                                                                           17,010,581       108,922,906
  Municipal reverse repurchase agreement                                               715,011,969        66,072,177
  Securities lending liability                                                          67,555,047                 0
  Interest payable on surplus notes                                                      3,000,000         8,625,000
  Due to reinsurer                                                                               0         6,407,574
  Provision for liquidity guarantees                                                             0         4,043,333
                                                                                  ----------------- -----------------


TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                        807,212,594       194,070,990
                                                                                  ================= =================

SURPLUS AND OTHER FUNDS

29.     Common capital stock                                                      13,793,338        3,169,550

30.     Preferred capital stock                                                   13,793,325               1,302,550
31.     Aggregate write-ins for other than special surplus funds                                 0                 0
32.     Surplus notes                                                                  200,000,000       575,000,000
33.     Gross paid in and contributed surplus                                        1,668,279,168     1,436,759,982
34.     Aggregate write-ins for special surplus funds                                            0                 0
35.     Unassigned funds (surplus)                                                     236,787,169       401,813,132
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                    0                 0
          36.2  Preferred shares                                                                 0                 0
37.     Surplus (Total lines 31+32+33+34+35-36)                                      2,105,066,337     2,413,573,114
                                                                                  ----------------- -----------------
38.     Totals of Lines 29, 30 and 37                                                2,132,653,000     2,418,045,214
                                                                                  ----------------- -----------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                        $
                                                                                  29,687,272,568    $68,927,073,221
                                                                                  ================= =================




Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America
As of December 31, 2005

                                                                                                                TLIC
ASSETS                                                                           Elimination               Dec 31, 2005 Total

1.      Bonds                                                                         $     0               $ 53,823,775,466
2.      Stocks:

         2.1   Preferred stocks                                                                                   469,147,592

         2.2   Common stocks                                                     (907,495,464)          A         202,001,694
3.      Mortgage loans on real estate:

         3.1   First liens                                                                                     10,146,587,021
         3.2   Other than first liens                                                                                       0
4.      Real estate

         4.1   Properties occupied by the company                                                                   6,464,646

         4.2   Properties held for production of income                                                             5,420,898

         4.3   Properties held for sale                                                                            37,177,082
5.      Cash, cash equivalents and short-term investments                                                         681,871,813

6.      Contract loans (including $ 0 premium notes)                                                              509,816,062

7.      Other invested assets                                                                                   2,324,645,546

8.      Receivable for securities                                                                                  13,473,730
9.      Aggregate write-ins for invested assets                                                                             0
                                                                                --------------- ---------- -------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                        (907,495,464)                 68,220,381,550
                                                                                --------------- ---------- -------------------
11.    Title plants less $........0 charged off (for Title insurers only)                   0                              0

12.    Investment income due and accrued                                                                        1,156,565,647
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                                                        197,090,456
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                                                         159,919,710
         13.3.  Accrued retrospective premiums                                                                              0
14.      Reinsurance:
         14.1  Amounts recoverable from reinsurers                                                                 20,197,039
         14.2  Funds held by or deposited with reinsured companies                                                 80,449,976
         14.3  Other amounts receivable under reinsurance contracts                                                37,419,455
15.    Amounts receivable relating to uninsured plans                                                                       0
16.1  Current federal and foreign income tax recoverable and interest thereon                                     112,500,463
16.2  Net deferred tax asset                                                                                      215,451,794
17.    Guaranty funds receivable or on deposit                                                                      5,388,135
18.    Electronic data processing equipment and software                                                                    0
19.    Furniture and equipment, including health care delivery assets ($0)                                                  0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                                               0
21.    Receivable from parent, subsidiaries and affiliates                                                        382,280,964
22.    Health care ($0) and other amounts receivable                                                                        0
23.    Aggregate write-ins for other than invested assets                                    0                    629,335,974
                                                                                --------------- ---------- -------------------

24.    Total assets excluding Separate Accounts business (Lines 10 to 23)        (907,495,464)                 71,216,981,163
                          26,859,601,374 45,264,875,253
                                                                                --------------- ---------- -------------------
25.    From Separate Accounts Statement                                                      0                 26,489,869,162
                                                                                --------------- ---------- -------------------
26.    Total (Lines 24 and 25)                                                                             $
                                                                                $(907,495,464)             97,706,850,325
                                                                                =============== ========== ===================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                $                          $
                                                                                0                          0
                                                                                --------------- ---------- -------------------

                                                                                $                          $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                           0                          0
                                                                                =============== ========== ===================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                $                           $
  Accounts receivable                                                           0                                161,342,198
  Company owned life insurance                                                               0                             0
  Reinsurance deposit receivable                                                                                  105,814,400
  Accounts receivable from reinsurers
  Modco Asset                                                                                                      80,637,416
  Estimated premium tax offsets related to the provision for future GFA                                             7,075,346
  Prepaid reinsurance payable                                                                                               0
  Goodwill from assumption reinsurance with subsidiary                                                                      0
  General Agent Pension fund                                                                                       71,631,949
  Investment broker receivables                                                                                   122,620,468

  Investment receivables                                                                                           60,279,553
                                                                                --------------- ---------- -------------------

                                                                                $                           $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                          0                                629,335,974
                                                                                =============== ========== ===================

                                                                                                                  TLIC
LIABILITIES                                                                      Elimination               Dec 31, 2005 Total

                                                                                $                           $
1.      Aggregate reserve for life contracts                                    0                           43,293,774,190

2.      Aggregate reserve for accident and health contracts                                                       880,299,574

3.      Liability for deposit-type contracts                                                                   17,120,758,674
4. Contract claims:

         4.1   Life                                                                                               263,286,683

         4.2   Accident and health                                                                                124,951,834

5.      Policyholders' dividends and coupons due and unpaid                                                           110,010
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                                              12,440,991
         6.2   Dividends not yet apportioned                                                                                0
         6.3   Coupons and similar benefits                                                                                 0
7. Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                                                   0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                                                5,900,556
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                                                      0

          9.2   Provision for experience rating refunds                                                            35,315,273

          9.3   Other amounts payable on reinsurance                                                               69,934,026

          9.4   Interest Maintenance Reserve                                                                      465,869,392

10.     Commissions to agents due or accrued                                                                       18,576,666

11.     Commissions and expense allowances payable on reinsurance assumed                                          61,467,413

12.     General expenses due or accrued                                                                            78,260,284

13 .    Transfers to Separate Accounts due or accrued                                                           (470,388,343)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes                                    43,185,074

15.1.  Current federal and foreign income taxes                                                                    88,932,972
15.2.  Net deferred tax liability                                                                                           0

16.     Unearned investment income                                                                                102,779,325

17.     Amounts withheld or retained by company as agent or trustee                                               130,599,670

18.     Amounts held for agents' account, including agents' credit balance                                         18,150,326

19.     Remittances and items not allocated                                                                       279,605,914
20.     Net adjustment in assets and liabilities due to foreign exchange rates                                              0
21.     Liability for benefits for employees and agents if not included above                                      71,631,949
22.     Borrowed money and interest thereon                                                                         8,492,040
23.     Dividends to stockholders declared and unpaid                                                                       0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                                         1,042,851,977
          24.2  Reinsurance in unauthorized companies                                                              39,662,724
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                                                      2,646,579,700
          24.4  Payable to parent, subsidiaries and affiliates                                                              0
          24.5  Drafts outstanding                                                                                          0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                                                       0
          24.7  Funds held under coinsurance                                                                       86,261,631
          24.8  Payable for securities                                                                            122,849,710
          24.9  Capital notes and interest thereon                                                                          0

25.     Aggregate write-ins for liabilities                                                  0                  1,001,283,584
                                                                                --------------- ---------- -------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)                  0                 67,643,423,819
                          24,796,536,969 42,846,886,850
                                                                                --------------- ---------- -------------------
27.     From Separate Accounts Statement                                                     0                 26,420,223,756
                                                                                --------------- ---------- -------------------
28.     Total liabilities (Line 26 and 27)

                                                                                0                               94,063,647,575
                                                                                =============== ========== ===================

DETAILS OF LIABILITIES WRITE-INS (Line 25)


  Deferred derivative gain/loss                                                           0                         4,634,997
  Derivatives                                                                                                     125,933,487
  Municipal reverse repurchase agreement                                                                          781,084,146
  Securities lending liability                                                                                     67,555,047
  Interest payable on surplus notes                                                                                11,625,000
  Due to reinsurer                                                                                                  6,407,574
  Provision for liquidity guarantees                                                                                4,043,333
                                                                                --------------- ---------- -------------------


TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                      0                               1,001,283,584
                                                                                =============== ========== ===================

SURPLUS AND OTHER FUNDS

29.     Common capital stock                                                    (10,200,988)        A/B/C           6,761,900

30.     Preferred capital stock                                                   (12,927,425)      B/C/            2,168,450
31.     Aggregate write-ins for other than special surplus funds                                                            0
32.     Surplus notes                                                                                             775,000,000
33.     Gross paid in and contributed surplus                                    (655,289,421)     A/B/C        2,449,749,730
34.     Aggregate write-ins for special surplus funds                                                                       0
35.     Unassigned funds (surplus)                                               (229,077,631)      A             409,522,670
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                                               0
          36.2  Preferred shares                                                                                            0
37.     Surplus (Total lines 31+32+33+34+35-36)                                  (884,367,052)                  3,634,272,400
                                                                                --------------- ---------- -------------------
38.     Totals of Lines 29, 30 and 37                                            (907,495,464)                  3,643,202,750
                                                                                --------------- ---------- -------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                                                 $
                                                                                $(907,495,464)             97,706,850,325
                                                                                =============== ========== ===================
                                                                                                                        (0)




Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2005


                                                                                                   TOLIC                TLIC

                                                                                              $                   $
      1  Premiums and annuity considerations for life and accident and health contracts         2,041,050,195       5,081,584,434

      2  Considerations for supplementary contracts with life contingencies                              55,528          23,633,189

      3  Net investment income                                                                    1,317,882,884       2,390,053,691

      4  Amortization of Interest Maintenance Reserve (IMR)                                          22,025,108          39,487,939

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                (4,313)                 320

      6  Commissions and expense allowances on reinsurance ceded                                     64,089,325         105,759,084

      7  Reserve adjustments on reinsurance ceded                                                 (184,963,889)       (219,020,868)
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                      25,227,928         276,683,877
    8.2  Charges and fees for deposit-type contracts                                                          0              85,108

    8.3  Aggregate write-ins for miscellaneous income                                               448,729,150          62,658,327
                                                                                             ------------------- -------------------

      9  Totals (Lines 1 to 8.3)                                                                  3,734,091,916       7,760,925,101
                                                                                             ------------------- -------------------
     10  Death benefits                                                                                                 118,905,769
                                                                                                    724,677,322

     11  Matured endowments (excluding guaranteed annual pure endowments)                               734,211            (33,781)

     12  Annuity benefits                                                                           592,315,997       1,079,364,879

     13  Disability benefits and benefits under accident and health contracts                        32,324,159         102,075,397

     14  Coupons, guaranteed annual pure endowments and similar benefits                                244,496                   0

     15  Surrender benefits and withdrawals for life contracts                                      841,439,984       5,415,085,313
     16  Group conversions                                                                                    0                   0

     17  Interest and adjustments on contract or deposit-type contract funds                         326,692,708        274,037,126

     18  Payments on supplementary contracts with life contingencies                                 872,466             27,231,395
     19  Increase in aggregate reserves for life and accident and health contracts                  747,808,752     (1,842,463,361)
                                                                                            ------------------- -------------------
     20  Totals (Lines 10 to 19)                                                                 3,267,110,095        5,174,202,737

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                              524,311,111        418,098,971

     22  Commissions and expense allowances on reinsurance assumed                                   309,106,072          7,335,477

     23  General insurance expenses                                                                  256,497,950        242,493,185

     24  Insurance taxes, licenses and fees, excluding federal income taxes                          52,308,720          27,899,406

     25  Increase in loading on deferred and uncollected premiums                                    (14,285,097)         (620,940)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                             (256,274,192)    1,365,516,404

     27  Aggregate write-ins for deductions                                                          (172,850,951)      231,821,323
                                                                                            ------------------- -------------------

     28  Totals (Lines 20 to 27)                                                                  3,965,923,708       7,466,746,563
                                                                                            ------------------- -------------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line
         9 minus Line 28)                                                                          (231,831,792)       294,178,538
     30  Dividends to policyholders                                                                 15,289,613             454,687
                                                                                            ------------------- -------------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes (247,121,405)        293,723,851
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                 168,714,463           4,301,974
                                                                                            ------------------- -------------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                       (415,835,868)          289,421,877
         Net realized capital gains or (losses) less capital gains tax and transferred to
     34  the IMR                                                                                    36,470,901           9,222,807
                                                                                          ------------------- -------------------
     35  Net income (Line 33 plus Line 34)                                                      (379,364,967)       298,644,684
                                                                                          =================== ===================

CAPITAL AND SURPLUS ACCOUNT

     36  Capital and surplus, December 31, prior year                                         2,742,060,503       2,570,611,210

     37  Net income (Line 35)                                                                 (379,364,967)       298,644,684

     38  Change in net unrealized capital gains (losses)                                      (441,555,847)        44,453,539

     39  Change in net unrealized foreign exchange capital gain (loss)                        78,059                       0

     40  Change in net deferred income tax                                                    (55,352,984)               29,719,209

     41  Change in nonadmitted assets and related items                                       96,536,289                (1,716,641)

     42  Change in liability for reinsurance in unauthorized companies                        26,662,033               (17,011,463)
     43  Change in reserve on account of change in valuation basis, (increase) or decrease    14,328,047                   0

     44  Change in asset valuation reserve                                                    (104,592,539)           (146,776,227)
     45  Change in treasury stock                                                                        0                   0

     46  Surplus (contributed to) withdrawn from Separate Accounts during period              120,688                    39,990,320

     47  Other changes in surplus in Separate Accounts Statement                              9,407,549                 (39,791,208)

     48  Change in surplus notes                                                              0                                   0

     49  Cumulative effect of changes in accounting principles                                17,933,672                (6,668,241)
     50  Capital changes:

   50.1  Paid in                                                                              0                                 0
   50.2  Transferred from surplus (Stock Dividend)                                            0                                 0
   50.3  Transferred to surplus                                                               0                                 0
     51  Surplus adjustment:

   51.1  Paid in                                                                              0                       (348,051,000)
   51.2  Transferred to capital (Stock Dividend)                                              0                                 0
   51.3  Transferred from capital                                                             0                                 0

   51.4  Change in surplus as a result of reinsurance                                         503,268,508               (5,982,031)

     52  Dividends to stockholders                                                            (300,000,000)                       0
     53  Aggregate write-ins for gains and losses in surplus                                  3,123,989                     623,063
                                                                                              ------------------- ------------------

     54  Net change in capital and surplus (Lines 37 through 53)                              (609,407,503)       (152,565,996)
                                                                                              ------------------- -----------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                              $                   $
                                                                                              2,132,653,000       2,418,045,214
                                                                                              =================== =================

DETAILS OF  WRITE-INS (Line 8.3)


         Miscellanous income                                                                          32,969,597         62,658,327
         Foreign currency translation adjustment                                                        (19,419)                  0
         Reinsurance premium on inforce transaction                                                (103,946,153)                  0
         Receivable for deposit accounting of reinsurance treaty                                     105,814,400                  0
         Consideration on reinsurance transaction                                                    413,910,725                  0
                                                                                              ------------------- ------------------

         TOTAL WRITE-INS FOR LINE 8.3
                                                                                              448,729,150         62,658,327
                                                                                              =================== =================

DETAILS OF  WRITE-INS (Line 27)


         Experience refunds                                                                          (20,839,052)         1,327,910
         Fines and penalties                                                                              21,525             16,639
         Reinsurance reserve recapture                                                                         0            812,752
         Funds withheld ceded investment income                                                       26,698,803         96,407,900
         Reinsurance transaction-Modco interest adjustment                                         (190,732,227)         99,108,422
         Interest on surplus notes                                                                    12,000,000         34,531,722
         Foreign currency translation adjustment                                                               0                  0
         Change in liability for employee benefits                                                             0            (45,476)
         Change in provision for liquidity guarantees                                                          0           (338,546)
                                                                                              ------------------- ------------------

                                                                                               $                   $
         TOTAL WRITE-INS FOR LINE 27                                                          (172,850,951)       231,821,323
                                                                                              =================== =================

DETAILS OF  WRITE-INS (Line 53)


         Non life subsidiary transaction                                                      $               0   $              0
         Correction to an error                                                                               0                  0
         Contributed surplus related to stock appreciation rights plan of indirect parent              3,123,989            623,063
                                                                                              ------------------ -------------------

                                                                                               $                   $
         TOTAL WRITE-INS FOR LINE 53                                                                  3,123,989           623,063
                                                                                              ================= ===================


         Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2005

                                                                                                                        TLIC
                                                                                                                   Dec 31, 2005
                                                                                             Elimination                Totals

                                                                                            $                         $
      1  Premiums and annuity considerations for life and accident and health contracts     0                       7,122,634,629

      2  Considerations for supplementary contracts with life contingencies                                              23,688,717

      3  Net investment income                                                                                        3,707,936,575

      4  Amortization of Interest Maintenance Reserve (IMR)                                                              61,513,047

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                                    (3,993)

      6  Commissions and expense allowances on reinsurance ceded                                                        169,848,409

      7  Reserve adjustments on reinsurance ceded                                                                     (403,984,757)
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                                         301,911,805
    8.2  Charges and fees for deposit-type contracts                                                                         85,108

    8.3  Aggregate write-ins for miscellaneous income                                                      0            511,387,477
                                                                                            --------------------- ------------------

      9  Totals (Lines 1 to 8.3)                                                                           0         11,495,017,017
                                                                                            ----------------------------------------
     10  Death benefits                                                                                                 843,583,091


     11  Matured endowments (excluding guaranteed annual pure endowments)                                                   700,430

     12  Annuity benefits                                                                                             1,671,680,876

     13  Disability benefits and benefits under accident and health contracts                                           134,399,556

     14  Coupons, guaranteed annual pure endowments and similar benefits                                                    244,496

     15  Surrender benefits and withdrawals for life contracts                                                        6,256,525,297
     16  Group conversions                                                                                                        0

     17  Interest and adjustments on contract or deposit-type contract funds                                            600,729,834

     18  Payments on supplementary contracts with life contingencies                                                     28,103,861
     19  Increase in aggregate reserves for life and accident and health contracts                          0       (1,094,654,609)
                                                                                  ------------------- --------- -------------------
     20  Totals (Lines 10 to 19)                                                                           0          8,441,312,832

      Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                                                 942,410,082

     22  Commissions and expense allowances on reinsurance assumed                                                      316,441,549

     23  General insurance expenses                                                                                     498,991,135

     24  Insurance taxes, licenses and fees, excluding federal income taxes                                              80,208,126

     25  Increase in loading on deferred and uncollected premiums                                                      (14,906,037)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                                              1,109,242,212

     27  Aggregate write-ins for deductions                                                                   0          58,970,372
                                                                                ------------------ --------- -------------------

     28  Totals (Lines 20 to 27)                                                                    0                11,432,670,271
                                                                                   ------------------ --------- -------------------
  29  Net gain from operations before dividends to policyholders and federal income taxes (Line    0                    62,346,746
         9 minus Line 28)
     30  Dividends to policyholders                                                                                     15,744,300
                                                                                       ------------- --------- -------------------
  31  Net gain from operations after dividends to policyholders and before federal income taxes     0                    46,602,446
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                                     173,016,437
                                                                                       --------------- --------- -------------------
  33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                         0                 (126,413,991)
         Net realized capital gains or (losses) less capital gains tax and transferred to
     34  the IMR                                                                                                         45,693,708
                                                                                      --------------- --------- -------------------
     35  Net income (Line 33 plus Line 34)                                              0                              (80,720,283)
                                                                                ==================== ========= ===================

CAPITAL AND SURPLUS ACCOUNT
     36  Capital and surplus, December 31, prior year                            (199,340,622)            A     5,113,331,091

     37  Net income (Line 35)                                                                                     (80,720,283)

     38  Change in net unrealized capital gains (losses)                            (29,737,009)      A          (426,839,317)

     39  Change in net unrealized foreign exchange capital gain (loss)                                                  78,059

     40  Change in net deferred income tax                                                                        (25,633,775)

     41  Change in nonadmitted assets and related items                                                             94,819,648

     42  Change in liability for reinsurance in unauthorized companies                                               9,650,570
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                      14,328,047

     44  Change in asset valuation reserve                                                                   (251,368,766)
     45  Change in treasury stock                                                                                        0

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                                40,111,008

     47  Other changes in surplus in Separate Accounts Statement                                              (30,383,659)

     48  Change in surplus notes                                                                                            0

     49  Cumulative effect of changes in accounting principles                                                11,265,431
     50  Capital changes:

   50.1  Paid in                                                                    (23,128,413)    A/B/C         (23,128,413)
   50.2  Transferred from surplus (Stock Dividend)                                                                           0
   50.3  Transferred to surplus                                                                                              0
     51  Surplus adjustment:

   51.1  Paid in                                                                     (655,289,421)  A/B/C        (1,003,340,421)
   51.2  Transferred to capital (Stock Dividend)                                                                                 0
   51.3  Transferred from capital                                                                                                0

   51.4  Change in surplus as a result of reinsurance                                                                  497,286,477

     52  Dividends to stockholders                                                                                   (300,000,000)

     53  Aggregate write-ins for gains and losses in surplus                                                             3,747,052
                                                                                 ---------------- --------- -------------------

     54  Net change in capital and surplus (Lines 37 through 53)                     (708,154,842)               (1,470,128,341)
                                                                                 -------------------- --------- -------------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                    $                              $
                                                                                    (907,495,464)                  3,643,202,750
                                                                                 ==================== ========= ===================

DETAILS OF  WRITE-INS (Line 8.3)


         Miscellanous income                                                             0                              95,627,924
         Foreign currency translation adjustment                                                                          (19,419)
         Reinsurance premium on inforce transaction                                                                  (103,946,153)
         Receivable for deposit accounting of reinsurance treaty                                                       105,814,400
         Consideration on reinsurance transaction                                                                      413,910,725

                                                                                 -------------------- --------- -------------------
         TOTAL WRITE-INS FOR LINE 8.3
                                                                                 0                              511,387,477
                                                                                 ==================== ========= ===================

DETAILS OF  WRITE-INS (Line 27)


         Experience refunds                                                                 0                          (19,511,142)
         Fines and penalties                                                                                                 38,164
         Reinsurance reserve recapture                                                                                      812,752
         Funds withheld ceded investment income                                                                         123,106,703
         Reinsurance transaction-Modco interest adjustment                                                            (91,623,805)
         Interest on surplus notes                                                                                       46,531,722
         Foreign currency translation adjustment                                                                                  0
         Change in liability for employee benefits                                                                         (45,476)
         Change in provision for liquidity guarantees                                                                     (338,546)
                                                                                   ---------------------------- -------------------

                                                                                   $                               $
         TOTAL WRITE-INS FOR LINE 27                                               0                              58,970,372
                                                                                   ==================== ===========================

DETAILS OF  WRITE-INS (Line 53)


         Non life subsidiary transaction                                                          $0                            $0
         Correction to an error                                                                                                  0
         Contributed surplus related to stock appreciation rights plan of indirect parent                               3,747,052
                                                                                 -------------------- --------- -------------------

                                                                                  $                               $
         TOTAL WRITE-INS FOR LINE 53                                              0                              3,747,052
                                                                                  ==================== ========= ===================


         Note:  Eliminations would all be on Investment and Corporate centers



4Q05 - Eliminations due to merger of TOLIC into TLIC on 10/1/08

A - Back-off TOLIC's ownership of TLIC's common shares:


          Original par paid for TLIC stock (316,955 shares w/par value of $10)                          3,169,550

          Excess paid for TLIC stock beyond par value                                                   675,248,283
                                                                                                        ------------------

            Total cost of TLIC stock                                                                    678,417,833         Per GL
                                                                                                        ------------------
          TOLIC's value in TLIC as of 12/31/05 per audit (TLIC valuation issue)
                                                                                                        907,495,464

          TOLIC's value in TLIC (TALIAC) as of 12/31/04                                                 877,758,455

          Unrealized gain as of 12/31/05                                                                229,077,631

          Unrealized gain as of 12/31/04                                                                199,340,622



DR        Pg 3, Ln 29 - Common Capital Stock                                                            3,169,550

DR        Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus                                               675,248,283

DR        Pg 4, Ln 38 - Chg in net unrealized capital gain -- Pg 3, Ln 35 - Unassigned surplus          29,737,009

DR        Pg 4, Ln 36 - C&S as of 12/31/05 -- Pg 3, Ln 35 - Unassigned surplus                          199,340,622
CR        Pg 2, Ln 2.2 - Investment in TLIC common stock                                                                907,495,464


B - Reflect cancellation of TOLIC's common stock held by TSC (TIHI) and preferred stock held by TA Corp:


          TSC owned 1,103,467 shares of common stock at $12.50 par value                                13,793,338

          TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value                         13,793,325
                                                                                                        ------------------

                                                                                                        27,586,663
                                                                                                        ==================
TSC:

DR        Pg 3, ln 29 - Common Capital Stock                                                            13,793,338
CR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                13,793,338

TA Corp:

DR        Pg 3, ln 30 - Preferred Capital Stock                                                         13,793,325
CR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                       13,793,325


E - Issue common and preferred shares of TLIC to previous owners of TOLIC (TSC and TA Corp)


          TSC (TIHI) granted 676,190 shares of common stock at $10.00 par value                         6,761,900

          TA Corp granted 86,590 shares of preferred stock at $10.00 par value                          865,900
                                                                                                        ------------------

                                                                                                        7,627,800
                                                                                                        ==================


DR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in              6,761,900

CR        Pg 3, ln 29 - Common Capital Stock, Pg 4, ln 50.1 Capital paid in                                               6,761,900


DR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in              865,900

CR        Pg 3, ln 30 - Preferred Capital Stock,  Pg 4, ln 50.1 Capital paid in                                            865,900


--------------------------------------------------------------------------------------------------  --- ------------------
Overview of entries by statutory financial lines:

          Pg 2, Ln 2.2 - Investment in TLIC common stock                                                (907,495,464)

          Pg 2, Ln 23 - Write -in -- Company owned life insurance                                       -
                                                                                                        ------------------

            Total Asset Adjustment                                                                      (907,495,464)
                                                                                                        ==================


          Pg 3, Ln 1 - Aggregate reserve for life contracts                                             -
                                                                                                        ------------------

            Total Liability Adjustment                                                                  -
                                                                                                        ------------------



          Pg 3, ln 29 - Common Capital Stock                                                            (10,200,988)

          Pg 3, ln 30 - Preferred Capital Stock                                                         (12,927,425)

          Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                               (655,289,421)

          Pg 3, Ln 35 - Unassigned                                                                      (229,077,631)
                                                                                                        ------------------

            Total Equity Adjustment                                                                     (907,495,464)
                                                                                                        ------------------

                                                                                                        ------------------

            Total Equity & Liability Adjustment                                                         (907,495,464)
                                                                                                        ==================



          Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance                      -

          Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts        -
                                                                                                        ------------------

            Total Net Income                                                                            -
                                                                                                        ==================



          Pg 4, Ln 36 - C&S as of 12/31/06                                                              (199,340,622)

          Pg 4, Ln 37 - Net Income                                                                      -

          Pg 4, Ln 38 - Chg in net unrealized capital gain                                              (29,737,009)

          Pg 4, Ln 41 - Change in non-admitted assets                                                   -

          Pg 4, Ln 50.1 - Capital paid in                                                               (23,128,413)

          Pg 4, Ln 51.1 - Surplus paid in                                                               (655,289,421)
                                                                                                        ------------------

            Total Unassigned Adjustment                                                                 (907,495,464)
                                                                                                        ==================

--------- ------------------------------------------------------------------------------------ ---  --- ------------------




Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
As of December 31, 2006


ASSETS                                                                                  TOLIC             LIICA             TLIC


1.      Bonds                                                                  $16,762,581,664     $7,364,291,793   $32,604,471,993
2.      Stocks:

         2.1   Preferred stocks                                                   727,952,578         150,936,799     1,690,179,269

         2.2   Common stocks                                                      1,716,705,647       15,477,768      475,377,594
3.      Mortgage loans on real estate:

         3.1   First liens                                                        4,332,561,859       1,074,000,024   5,760,667,026
         3.2   Other than first liens                                                              0               0
4.      Real estate

         4.1   Properties occupied by the company                                                  0      70,957,387  6,237,324

         4.2   Properties held for production of income                           186,207             33,925,890      2,466,437

         4.3   Properties held for sale                                           8,684,731           4,695,869       21,508,271

5.      Cash, cash equivalents and short-term investments                         280,874,752         293,004,616     1,214,965,122

6.      Contract loans (including $ 0 premium notes)                              387,464,911         203,982,779     130,144,075

7.      Other invested assets                                                     1,580,243,337       313,812,735     1,543,091,168

8.      Receivable for securities                                                 70,258,897          74,828          6,651,022
9.      Aggregate write-ins for invested assets                                                    0               0
                                                                                  ------------------- --------------- --------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                        25,867,514,583      9,525,160,488   43,455,759,301
                                                                                  ------------------- --------------- --------------
11.    Title plants less $........0 charged off (for Title insurers only)                          0               0

12.    Investment income due and accrued                                          308,325,607         101,753,247     853,243,642
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                        196,261,210         2,348,177       4,715,867
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                         128,295,432      30,102,791         15,728,356
         13.3.  Accrued retrospective premiums                                              0               0                  0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                 32,452,595       7,320,813          1,546,723
         14.2  Funds held by or deposited with reinsured companies                 54,749,174               0             70,000
         14.3  Other amounts receivable under reinsurance contracts               109,461,662           2,247          1,296,984
15.    Amounts receivable relating to uninsured plans                                       0               0                  0
16.1  Current federal and foreign income tax recoverable and interest thereon               0               0                  0
16.2  Net deferred tax asset                                                       99,886,396      58,416,907        108,342,046
17.    Guaranty funds receivable or on deposit                                        341,840         898,680          3,931,107
18.    Electronic data processing equipment and software                                    0               0                  0
19.    Furniture and equipment, including health care delivery assets ($0)                  0               0                  0
20.    Net adjustment in assets and liabilities due to foreign exchange rates               0               0                  0
21.    Receivable from parent, subsidiaries and affiliates                        506,949,329     104,656,178        503,880,836
22.    Health care ($0) and other amounts receivable                                        0               0                  0
23.    Aggregate write-ins for other than invested assets                         464,162,158     288,852,823        106,007,386
                                                                                                                                  --
                                                                                -------------- --------------- ------------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)
                                                                                 27,768,399,986      10,119,512,351  45,054,522,248
                                                                                 ------------------- --------------- ---------------
25.    From Separate Accounts Statement                                           2,575,661,321     186,704,196     28,875,012,600
                                                                                 ------------------- --------------- ---------------
26.    Total (Lines 24 and 25)                                                    $                   $               $
                                                                                 30,344,061,307      10,306,216,547  73,929,534,848
                                                                                 =================== =============== ===============

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $                   $               $
                                                                                  0                   0               0
                                                                                  ------------------- --------------- --------------

                                                                                  $                   $               $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                             0                   0               0
                                                                                  =================== =============== ==============

DETAILS OF ASSET WRITE-INS (Line 23)


  Accounts receivable                                                            $44,374,258      $16,977,701      $65,267,826
  Company owned life insurance                                                             0     260,462,460                  0
  Reinsurance deposit receivable                                                112,956,064               0                  0
  Modco Asset                                                                    98,998,390               0                  0
  Estimated premium tax offsets related to the provision for future GFA                   0       2,591,012          7,043,040
  Prepaid reinsurance payable                                                             0             298                  0
  Goodwill from assumption reinsurance with subsidiary                           78,993,433               0                  0
  General Agent Pension fund                                                     73,035,576               0                  0
  Investment broker receivables                                                   5,786,537       6,192,285         19,941,048

  Investment receivables                                                         50,017,900       2,629,067           13,755,472
                                                                                  ----------------- --------------- ---------------

TOTAL OF ASSETS WRITE-INS FOR LINES 23                                           $464,162,158        $288,852,823     $106,007,386
                                                                                  ================= =============== ===============


LIABILITIES                                                                             TOLIC             LIICA              TLIC

1.      Aggregate reserve for life contracts                                  $12,552,586,605      $6,797,410,467   $27,079,068,369

2.      Aggregate reserve for accident and health contracts                       190,439,558         1,736,518,431   812,961,117

3.      Liability for deposit-type contracts                                      9,230,956,687       179,016,187     7,085,285,142
4.      Contract claims:

         4.1   Life                                                               227,838,913         33,305,402      35,142,878

         4.2   Accident and health                                                74,552,208          119,571,338     39,502,288

5.      Policyholders' dividends and coupons due and unpaid                       92,744              150,608         6,393
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005            10,034,341       2,054,941            536,067
         6.2   Dividends not yet apportioned                                              0               0                  0
         6.3   Coupons and similar benefits                                               0               0                  0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                 0               0                  0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                              4,952,877       4,268,817          2,103,609
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                    0               0                  0

          9.2   Provision for experience rating refunds                           17,896,716          3,290,937          11,186,840

          9.3   Other amounts payable on reinsurance                              133,993,269         15,673,503          9,746,446

          9.4   Interest Maintenance Reserve                                      228,881,905         56,002,456        159,355,848

10.     Commissions to agents due or accrued                                      3,146,576           18,628,005         16,636,229

11.     Commissions and expense allowances payable on reinsurance assumed         72,917,943          -                           0

12.     General expenses due or accrued                                           38,396,805          24,987,943         22,906,246

13 .    Transfers to Separate Accounts due or accrued                             (71,838,094)        (9,044,678)     (482,081,615)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes   19,941,708          14,057,070         29,511,344

15.1.  Current federal and foreign income taxes                                   66,302,847          22,490,708         20,922,654
15.2.  Net deferred tax liability                                                         0               0              0

16.     Unearned investment income                                                15,840,242          1,254,356         103,497,911

17.     Amounts withheld or retained by company as agent or trustee               39,564,607          80,583,371         67,882,591

18.     Amounts held for agents' account, including agents' credit balance        16,803,932          2,758,041           1,080,462

19.     Remittances and items not allocated                                       180,032,663         10,318,963        167,888,989
20.     Net adjustment in assets and liabilities due to foreign exchange rates            0               0                0
21.     Liability for benefits for employees and agents if not included above    75,778,184               0                  0
22.     Borrowed money and interest thereon                                     312,668,680      21,789,862        493,335,650
23.     Dividends to stockholders declared and unpaid                                     0               0                  0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                         533,631,772     108,315,524        803,011,998
          24.2  Reinsurance in unauthorized companies                            31,480,889       2,817,022                  0
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                      174,398,042      42,433,055      5,884,895,649
          24.4  Payable to parent, subsidiaries and affiliates                  157,228,320     117,070,450        230,656,261     (
          24.5  Drafts outstanding                                                        0               0                  0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                     0               0                  0
          24.7  Funds held under coinsurance                                     14,682,614       5,804,376         66,074,566
          24.8  Payable for securities                                            1,358,662      74,657,588         90,397,550
          24.9  Capital notes and interest thereon                                        0               0                  0

25.     Aggregate write-ins for liabilities                                     596,446,018     (564,201)             260,347,643
                                                                                  -------------------                 -------------
                                                                                                      ---------------
26.     Total liabilities excluding Separate Accounts business (Lines 1-25)
                                                                                 24,951,008,233      9,485,620,542   43,011,859,125
                                                                                  ------------------- --------------- -------------
27.     From Separate Accounts Statement                                           2,500,905,011     186,704,196     28,874,897,553
                                                                                  ------------------- --------------- -------------
28.     Total liabilities (Line 26 and 27)                                         $                   $               $
                                                                                27,451,913,244      9,672,324,738   71,886,756,678
                                                                                  =================== =============== =============

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                   $                  $               $
  Deferred derivative gain/loss                                                   36,394,375          0               0
  Derivatives                                                                        34,389,187         940,234        157,036,930
  Municipal reverse repurchase agreement                                            455,262,336               0        156,180,401
  Securities lending liability                                                       72,131,594               0                  0
  Interest payable on surplus notes                                                           0       2,250,000                  0

  Amounts incurred related to separate account reinsurance agreements             (1,731,474)         (3,754,435)     (56,959,751)
  Provision for liquidity guarantees                                                          0               0          4,090,063
                                                                                  ------------------- --------------- -------------

                                                                                   $                   $               $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                        596,446,018         (564,201)       260,347,643
                                                                                  =================== =============== =============

SURPLUS AND OTHER FUNDS
                                                                                   $                   $               $
29.     Common capital stock                                                      13,801,463          1,685,910       3,169,550

30.     Preferred capital stock                                                   13,793,325          1,250,000        1,302,550
31.     Aggregate write-ins for other than special surplus funds                                   0               0
32.     Surplus notes                                                                          0     150,000,000                  0
33.     Gross paid in and contributed surplus                                      1,673,874,669     510,108,860      1,437,768,394
34.     Aggregate write-ins for special surplus funds                                          0               0                  0
35.     Unassigned funds (surplus)                                                 1,190,678,606    (29,152,961)        658,537,676
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                  0               0                  0
          36.2  Preferred shares                                                               0               0         58,000,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                    2,864,553,275     630,955,899      2,038,306,070
                                                                                ----------------- --------------- ------------------
38.     Totals of Lines 29, 30 and 37                                              2,892,148,063     633,891,809      2,042,778,170
                                                                                ----------------- --------------- ------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                        $                   $               $
                                                                                30,344,061,307      10,306,216,547  73,929,534,848
                                                                                =================== =============== ================


Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
As of December 31, 2006

                                                                                                               TLIC Dec 31, 2006
ASSETS                                                                              Elimination                      Total


1.      Bonds                                                                     $0                            $56,731,345,450
2.      Stocks:

         2.1   Preferred stocks                                                                                     2,569,068,646

         2.2   Common stocks                                                       (1,165,227,935)      A           1,042,333,074
3.      Mortgage loans on real estate:

         3.1   First liens                                                                                         11,167,228,909
         3.2   Other than first liens                                          0                                                0
4.      Real estate

         4.1   Properties occupied by the company                                                                      77,194,711

         4.2   Properties held for production of income                                                                36,578,534

         4.3   Properties held for sale                                                                                34,888,871

5.      Cash, cash equivalents and short-term investments                                                           1,788,844,490

6.      Contract loans (including $ 0 premium notes)                                                                  721,591,765

7.      Other invested assets                                                                                       3,437,147,240

8.      Receivable for securities                                                                                      76,984,747
9.      Aggregate write-ins for invested assets                                0                                                0
                                                                              --- ----------------- ---------- -------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                          (1,165,227,935)                 77,683,206,437
                                                                              --- ----------------- ---------- -------------------
11.    Title plants less $........0 charged off (for Title insurers only)      0                 0                              0

12.    Investment income due and accrued                                                                       1,263,322,496
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                                                            203,325,254
         13.2   Deferred premiums, agents' balances and installments booked bu deferred and not yet due (including $0 earned but unbilled
premiums)                                                                                                    174,126,579
         13.3.  Accrued retrospective premiums                                                                         0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                                            41,320,131
         14.2  Funds held by or deposited with reinsured companies                                            54,819,174
         14.3  Other amounts receivable under reinsurance contracts                                          110,760,893
15.    Amounts receivable relating to uninsured plans                                                                  0
16.1  Current federal and foreign income tax recoverable and interest thereon                                          0
16.2  Net deferred tax asset                                                                                 266,645,349
17.    Guaranty funds receivable or on deposit                                                                 5,171,627
18.    Electronic data processing equipment and software                                                               0
19.    Furniture and equipment, including health care delivery assets ($0)                                             0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                                          0
21.    Receivable from parent, subsidiaries and affiliates                    97,408,079)      E             918,078,264
22.    Health care ($0) and other amounts receivable                                                                   0
23.    Aggregate write-ins for other than invested assets                     29,861,806)      D             729,160,561
                                                                              ------------ ---------- -------------------

24.    Total assets excluding Separate Accounts business (Lines 10 to 23)          (1,492,497,820)                 81,449,936,765

                                                                              - ----------------- ---------- -------------------
25.    From Separate Accounts Statement                                                     0                 31,637,378,117
                                                                              - ----------------- ---------- -------------------
26.    Total (Lines 24 and 25)                                                   $                            $
                                                                                (1,492,497,820)              113,087,314,882
                                                                              = ================= ========== ===================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $                            $
                                                                                  0                            0
                                                                              --- ----------------- ---------- -------------------

                                                                                  $                            $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                             0                            0
                                                                              === ================= ========== ===================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                  $                             $
  Accounts receivable                                                             0                            126,619,785
  Company owned life insurance                                                   (129,861,806)      D             130,600,654
  Reinsurance deposit receivable                                                                            112,956,064
  Modco Asset                                                                                                98,998,390
  Estimated premium tax offsets related to the provision for future GFA                                       9,634,052
  Prepaid reinsurance payable                                                                                       298
  Goodwill from assumption reinsurance with subsidiary                                                       78,993,433
  General Agent Pension fund                                                                                 73,035,576
  Investment broker receivables                                                                              31,919,870

  Investment receivables                                                                                     66,402,439
                                                                              ----------- ---------- -------------------
                                                                                   $                            $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                            (129,861,806)                729,160,561
                                                                              === ================= ========== ===================

                                                                                                               TLIC Dec 31, 2006
LIABILITIES                                                                         Elimination                      Total
                                                                                   $                            $
1.      Aggregate reserve for life contracts                                      (129,861,806)         D      46,299,203,635

2.      Aggregate reserve for accident and health contracts                                                         2,739,919,106

3.      Liability for deposit-type contracts                                                                       16,495,258,016
4.      Contract claims:

         4.1   Life                                                                                                   296,287,193

         4.2   Accident and health                                                                                    233,625,834

5.      Policyholders' dividends and coupons due and unpaid                                                               249,745
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                                          12,625,349
         6.2   Dividends not yet apportioned                                                                            0
         6.3   Coupons and similar benefits                                                                             0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                                               0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                                           11,325,303
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                                                  0

          9.2   Provision for experience rating refunds                                                             32,374,493

          9.3   Other amounts payable on reinsurance                                                               159,413,218

          9.4   Interest Maintenance Reserve                                                                       444,240,209

10.     Commissions to agents due or accrued                                                                        38,410,810

11.     Commissions and expense allowances payable on reinsurance assumed                                           72,917,943

12.     General expenses due or accrued                                                                             86,290,994

13 .    Transfers to Separate Accounts due or accrued                                                            (562,964,387)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxe                                      63,510,122

15.1.  Current federal and foreign income taxes                                                                    109,716,209
15.2.  Net deferred tax liability                                                                                            0

16.     Unearned investment income                                                                                 120,592,509

17.     Amounts withheld or retained by company as agent or trustee                                                188,030,569

18.     Amounts held for agents' account, including agents' credit balance                                          20,642,435

19.     Remittances and items not allocated                                                                        358,240,615
20.     Net adjustment in assets and liabilities due to foreign exchange rates                                           0
21.     Liability for benefits for employees and agents if not included above                                   75,778,184
22.     Borrowed money and interest thereon                                                                    827,794,192
23.     Dividends to stockholders declared and unpaid                                                                    0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                                      1,444,959,294
          24.2  Reinsurance in unauthorized companies                                                           34,297,911
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                                                   6,101,726,746
          24.4  Payable to parent, subsidiaries and affiliates                (197,408,079)      E             307,546,952
          24.5  Drafts outstanding                                                                                       0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                                                    0
          24.7  Funds held under coinsurance                                                                    86,561,556
          24.8  Payable for securities                                                                         166,413,800
          24.9  Capital notes and interest thereon                                                                       0

25.     Aggregate write-ins for liabilities                                               0                    856,229,460
                                                                              -------------- ---------- -------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)          (327,269,885)                 77,121,218,015

                                                                              - ----------------- ---------- -------------------
27.     From Separate Accounts Statement                                                    0                 31,562,506,760
                                                                              - ----------------- ---------- -------------------
28.     Total liabilities (Line 26 and 27)                                       $                            $
                                                                                (327,269,885)                108,683,724,775
                                                                              = ================= ========== ===================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                $                             $
  Deferred derivative gain/loss                                                 0                            36,394,375
  Derivatives                                                                                                192,366,351
  Municipal reverse repurchase agreement                                                                     611,442,737
  Securities lending liability                                                                                72,131,594
  Interest payable on surplus notes                                                                            2,250,000

  Amounts incurred related to separate account reinsurance agreements                                              (62,445,660)
  Provision for liquidity guarantees                                                                                 4,090,063
                                                                              - ----------------- ---------- -------------------

                                                                                $                             $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                      0                            856,229,460
                                                                              = ================= ========== ===================

SURPLUS AND OTHER FUNDS
                                                                                   $                            $
29.     Common capital stock                                                      (11,895,023)       A/B/C/F   6,761,900

30.     Preferred capital stock                                                  (14,177,425)    B/C/F             2,168,450
31.     Aggregate write-ins for other than special surplus funds                                                             0
32.     Surplus notes                                                                                              150,000,000
33.     Gross paid in and contributed surplus                                     (652,345,386)   A/B/C/F        2,969,406,538
34.     Aggregate write-ins for special surplus funds                                                                        0
35.     Unassigned funds (surplus)                                                (486,810,102)      A           1,333,253,219
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                                                0
          36.2  Preferred shares                                                                                    58,000,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                 (1,139,155,488)                  4,394,659,757
                                                                               ----------------- ---------- -------------------
38.     Totals of Lines 29, 30 and 37                                           (1,165,227,935)                  4,403,590,107
                                                                               ----------------- ---------- -------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                     $                            $
                                                                               (1,492,497,820)              113,087,314,882
                                                                               ================= ========== ===================
                                                                                                                     (0)







Note:  Eliminations would all be on Investment and Corporate centers

Note:  Eliminations would all be on Investment and Corporate centers


Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006


                                                                                                             TOLIC           LIICA

                                                                                                         $                $
      1  Premiums and annuity considerations for life and accident and health contracts               1,963,450,184    657,372,084

      2  Considerations for supplementary contracts with life contingencies                             721,615          4,741,987

      3  Net investment income                                                                        1,376,785,455    526,157,374

      4  Amortization of Interest Maintenance Reserve (IMR)                                             21,348,694       9,435,498

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                124,869          4,193

      6  Commissions and expense allowances on reinsurance ceded                                        (337,912,739)    82,767,843

      7  Reserve adjustments on reinsurance ceded                                                    (179,964,354)    (181,776,369)
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                         22,237,353       325,259
    8.2  Charges and fees for deposit-type contracts                                                            0               0

    8.3  Aggregate write-ins for miscellaneous income                                                   1,128,918,537    24,754,396
                                                                                                        ---------------- -----------

      9  Totals (Lines 1 to 8.3)                                                                     3,995,709,614    1,123,782,265
                                                                                                        ---------------- -----------
     10  Death benefits
                                                                                                      842,926,755      170,097,428

     11  Matured endowments (excluding guaranteed annual pure endowments)                               817,405          8,704

     12  Annuity benefits                                                                               575,850,069      88,695,980

     13  Disability benefits and benefits under accident and health contracts                           31,935,438      250,669,701

     14  Coupons, guaranteed annual pure endowments and similar benefits                                296,311                 0

     15  Surrender benefits and withdrawals for life contracts                                          911,212,326     662,604,761
     16  Group conversions                                                                                      0               0

     17  Interest and adjustments on contract or deposit-type contract funds                            482,615,737      5,653,872

     18  Payments on supplementary contracts with life contingencies                                    824,969          13,589,189
     19  Increase in aggregate reserves for life and accident and health contracts                    1,122,286,031   (645,595,108)
                                                                                                   ---------------- ---------------
     20  Totals (Lines 10 to 19)
                                                                                                      3,968,765,041    545,724,527
         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                               325,580,603      158,112,766

     22  Commissions and expense allowances on reinsurance assumed                                    341,087,035      14,949,410

     23  General insurance expenses                                                                   233,280,302      112,001,506

     24  Insurance taxes, licenses and fees, excluding federal income taxes                           46,292,981       27,378,505

     25  Increase in loading on deferred and uncollected premiums                                     (4,104,109)      (502,588)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                              (221,422,238)    86,791,265

     27  Aggregate write-ins for deductions                                                           (230,113,221)    67,683,109
                                                                                                   ---------------- ---------------

     28  Totals (Lines 20 to 27)                                                                    4,459,366,394    1,012,138,500
                                                                                                  ---------------- ---------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9
         minus Line 28)                                                                               (463,656,780)    111,643,765
     30  Dividends to policyholders                                                                     14,297,883       2,115,938
                                                                                                   ---------------- ---------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes
         (Line 29 minus Line 30)                                                                     (477,954,663)    109,527,827
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                    10,624,371      15,102,876
                                                                                                   ---------------- ---------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                          (488,579,034)        94,424,951
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR        27,241,898       7,657,745
                                                                                                        ---------------- ----------
     35  Net income (Line 33 plus Line 34)                                                         $                $

                                                                                                  (461,337,136)    102,082,696
                                                                                                  ================ ===============

CAPITAL AND SURPLUS ACCOUNT
                                                                                                   $                $
     36  Capital and surplus, December 31, prior year                                             2,132,653,000    568,053,644

     37  Net income (Line 35)                                                                     (461,337,136)    102,082,696

     38  Change in net unrealized capital gains (losses)                                          868,313,628      (232,877,120)

     39  Change in net unrealized foreign exchange capital gain (loss)                            1,371,641        1,125,912

     40  Change in net deferred income tax                                                        88,455,087       80,627,805

     41  Change in nonadmitted assets and related items                                           (61,645,473)     (77,269,854)

     42  Change in liability for reinsurance in unauthorized companies                            (9,082,141)      (713,896)
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                      0               0

     44  Change in asset valuation reserve                                                        (153,971,050)    52,356,093
     45  Change in treasury stock                                                                               0               0

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                  449,869          33,194

     47  Other changes in surplus in Separate Accounts Statement                                  5,042,846        (35,574)

     48  Change in surplus notes                                                                  (200,000,000)                 0

     49  Cumulative effect of changes in accounting principles                                    303,856          (6,127,392)
     50  Capital changes:

   50.1  Paid in                                                                                  8,125                         0
   50.2  Transferred from surplus (Stock Dividend)                                                              0               0
   50.3  Transferred to surplus                                                                                 0               0
     51  Surplus adjustment:

   51.1  Paid in                                                                                  5,595,501        154,916,794
   51.2  Transferred to capital (Stock Dividend)                                                                0               0
   51.3  Transferred from capital                                                                               0               0

   51.4  Change in surplus as a result of reinsurance                                             735,081,660      (462,468)

     52  Dividends to stockholders                                                                (54,068,236)                  0

     53  Aggregate write-ins for gains and losses in surplus                                      (5,023,114)      (7,818,025)
                                                                                                  ---------------- ---------------

     54  Net change in capital and surplus (Lines 37 through 53)                                  759,495,063      65,838,165
                                                                                                  ---------------- ---------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                  $                $
                                                                                                  2,892,148,063    633,891,809
                                                                                                  ================ ===============

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                   $               $
         Miscellanous income                                                                      26,027,168       380,385
         Foreign currency translation adjustment                                                      (2,529,101)               0
         Reinsurance premium on inforce transaction                                                   141,417,787               0
         Reinsurance transaction - Modco interest adjustment                                                    0      14,521,857
         Income earned on company owned life insurance                                                          0       9,852,154
         Receivable for deposit accounting of reinsurance treaty                                        7,141,664               0
         Amoritization of goodwill                                                                      1,433,396               0
         Consideration on reinsurance transaction                                                     955,427,623               0
                                                                                                  ---------------- ---------------

         TOTAL WRITE-INS FOR LINE 8.3                                                              $
                                                                                                                   $
                                                                                                  1,128,918,537    24,754,396
                                                                                                  ================ ===============

DETAILS OF  WRITE-INS (Line 27)

                                                                                                   $               $
         Experience refunds                                                                       (23,921,643)     1,716,251
         Fines and penalties                                                                             (50,399)         180,687
         Recapture commission expense allowance                                                        56,734,000               0
         Funds withheld ceded investment income                                                        28,655,467       8,044,101
         Reinsurance transaction-Modco interest adjustment                                          (303,163,986)      48,516,574
         Reinsurance transaction-Modco reserve adjustment                                                       0     (1,580,993)
         Interest on surplus notes                                                                     11,633,340       9,001,200
         Foreign currency translation adjustment                                                                0       1,805,289
         Change in provision for liquidity guarantees                                                           0               0
                                                                                                  ---------------- ---------------

                                                                                                   $               $
         TOTAL WRITE-INS FOR LINE 27                                                              (230,113,221)    67,683,109
                                                                                                  ================ ===============

DETAILS OF  WRITE-INS (Line 53)

                                                                                                  $                $
         Non life subsidiary transaction                                                                  (8,125)            0
         Correction to an error                                                                                 0            0
         Contributed surplus related to stock appreciation rights plan of indirect parent             (5,014,989)     (7,818,025)
                                                                                                  ---------------- ---------------

                                                                                                   $               $
         TOTAL WRITE-INS FOR LINE 53                                                              (5,023,114)      (7,818,025)
                                                                                                  ================ ===============


         Note:  Eliminations would all be on Investment and Corporate centers



Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006


                                                                                                              TLIC

                                                                                                         $
      1  Premiums and annuity considerations for life and accident and health contracts                 4,898,100,892

      2  Considerations for supplementary contracts with life contingencies                                   11,684,477

      3  Net investment income                                                                             2,376,911,350

      4  Amortization of Interest Maintenance Reserve (IMR)                                                   21,795,120

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                         (2,100)

      6  Commissions and expense allowances on reinsurance ceded                                             187,362,953

      7  Reserve adjustments on reinsurance ceded                                                          1,234,063,701
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                              369,935,745
    8.2  Charges and fees for deposit-type contracts                                                              82,844

    8.3  Aggregate write-ins for miscellaneous income                                                         93,688,498
                                                                                                        -----------------

      9  Totals (Lines 1 to 8.3)                                                                        9,193,623,480
                                                                                                        -----------------
     10  Death benefits                                                                                      115,216,706


     11  Matured endowments (excluding guaranteed annual pure endowments)                                              0

     12  Annuity benefits                                                                                  1,150,495,630

     13  Disability benefits and benefits under accident and health contracts                                113,547,063

     14  Coupons, guaranteed annual pure endowments and similar benefits                                               0

     15  Surrender benefits and withdrawals for life contracts                                             7,291,737,852
     16  Group conversions                                                                                             0

     17  Interest and adjustments on contract or deposit-type contract funds                                 308,799,178

     18  Payments on supplementary contracts with life contingencies                                          28,393,846
     19  Increase in aggregate reserves for life and accident and health contracts                       (3,732,972,401)
                                                                                                        -----------------
     20  Totals (Lines 10 to 19)                                                                           5,275,217,874

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                                      427,951,350

     22  Commissions and expense allowances on reinsurance assumed                                             7,467,419

     23  General insurance expenses                                                                          253,635,985

     24  Insurance taxes, licenses and fees, excluding federal income taxes                                   41,256,338

     25  Increase in loading on deferred and uncollected premiums                                              (347,984)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                                   2,417,520,893

     27  Aggregate write-ins for deductions                                                                  416,041,471
                                                                                                        -----------------

     28  Totals (Lines 20 to 27)                                                                        8,838,743,346
                                                                                                        -----------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9
         minus Line 28)                                                                                 354,880,134
     30  Dividends to policyholders                                                                              557,281
                                                                                                        -----------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes           354,322,853
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                          136,412,051
                                                                                                        -----------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                   217,910,802
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR            114,487,577
                                                                                                        -----------------
     35  Net income (Line 33 plus Line 34)                                                               $

                                                                                                        332,398,379
                                                                                                        =================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                         $
     36  Capital and surplus, December 31, prior year                                                   2,418,045,214

     37  Net income (Line 35)                                                                                332,398,379

     38  Change in net unrealized capital gains (losses)                                                     105,009,753

     39  Change in net unrealized foreign exchange capital gain (loss)                                       (3,601,764)

     40  Change in net deferred income tax                                                                    91,020,729

     41  Change in nonadmitted assets and related items                                                     (98,041,129)

     42  Change in liability for reinsurance in unauthorized companies                                        17,263,978
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                             0

     44  Change in asset valuation reserve                                                                 (139,820,742)
     45  Change in treasury stock                                                                           (58,000,000)

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                                  17,907

     47  Other changes in surplus in Separate Accounts Statement                                                  60,329

     48  Change in surplus notes                                                                           (575,000,000)

     49  Cumulative effect of changes in accounting principles                                               (1,665,036)
     50  Capital changes:

   50.1  Paid in                                                                                                       0
   50.2  Transferred from surplus (Stock Dividend)                                                                     0
   50.3  Transferred to surplus                                                                                        0
     51  Surplus adjustment:

   51.1  Paid in                                                                                               1,008,412
   51.2  Transferred to capital (Stock Dividend)                                                                       0
   51.3  Transferred from capital                                                                                      0

   51.4  Change in surplus as a result of reinsurance                                                          4,640,038

     52  Dividends to stockholders                                                                          (69,803,167)

     53  Aggregate write-ins for gains and losses in surplus                                                  19,245,269
                                                                                                        -----------------

     54  Net change in capital and surplus (Lines 37 through 53)                                        (375,267,044)
                                                                                                        -----------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                        $
                                                                                                        2,042,778,170
                                                                                                        =================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                         $
         Miscellanous income                                                                            93,688,498
         Foreign currency translation adjustment                                                                       0
         Reinsurance premium on inforce transaction                                                                    0
         Reinsurance transaction - Modco interest adjustment                                                           0
         Income earned on company owned life insurance                                                                 0
         Receivable for deposit accounting of reinsurance treaty                                                       0
         Amoritization of goodwill                                                                                     0
         Consideration on reinsurance transaction                                                                      0
                                                                                                        -----------------

         TOTAL WRITE-INS FOR LINE 8.3                                                                    $

                                                                                                        93,688,498
                                                                                                        =================

DETAILS OF  WRITE-INS (Line 27)

                                                                                                        $
         Experience refunds                                                                             (322,717)
         Fines and penalties                                                                                     389,189
         Recapture commission expense allowance                                                                        0
         Funds withheld ceded investment income                                                              295,277,359
         Reinsurance transaction-Modco interest adjustment                                                    87,204,477
         Reinsurance transaction-Modco reserve adjustment                                                              0
         Interest on surplus notes                                                                            33,446,433
         Foreign currency translation adjustment                                                                       0
         Change in provision for liquidity guarantees                                                             46,730
                                                                                                        -----------------

                                                                                                         $
         TOTAL WRITE-INS FOR LINE 27                                                                    416,041,471
                                                                                                        =================

DETAILS OF  WRITE-INS (Line 53)

                                                                                                        $
         Non life subsidiary transaction                                                                0
         Correction to an error                                                                               20,480,332
         Contributed surplus related to stock appreciation rights plan of indirect parent                    (1,235,063)
                                                                                                        -----------------

                                                                                                         $
         TOTAL WRITE-INS FOR LINE 53                                                                    19,245,269
                                                                                                        =================


         Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006


                                                                                                        Elimination

                                                                                                      $
      1  Premiums and annuity considerations for life and accident and health contracts               0

      2  Considerations for supplementary contracts with life contingencies

      3  Net investment income

      4  Amortization of Interest Maintenance Reserve (IMR)

      5  Separate Accounts net gain from operations excluding unrealized gains or losses

      6  Commissions and expense allowances on reinsurance ceded

      7  Reserve adjustments on reinsurance ceded
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts
    8.2  Charges and fees for deposit-type contracts

    8.3  Aggregate write-ins for miscellaneous income                                                    (4,856,452)     D
                                                                                                      --------------- --------

      9  Totals (Lines 1 to 8.3)                                                                         (4,856,452)
                                                                                                      --------------- --------
     10  Death benefits


     11  Matured endowments (excluding guaranteed annual pure endowments)

     12  Annuity benefits

     13  Disability benefits and benefits under accident and health contracts

     14  Coupons, guaranteed annual pure endowments and similar benefits

     15  Surrender benefits and withdrawals for life contracts
     16  Group conversions

     17  Interest and adjustments on contract or deposit-type contract funds

     18  Payments on supplementary contracts with life contingencies
     19  Increase in aggregate reserves for life and accident and health contracts                       (4,856,452)     D
                                                                                                      --------------- --------
     20  Totals (Lines 10 to 19)                                                                         (4,856,452)

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)

     22  Commissions and expense allowances on reinsurance assumed

     23  General insurance expenses

     24  Insurance taxes, licenses and fees, excluding federal income taxes

     25  Increase in loading on deferred and uncollected premiums

     26  Net transfers to or (from) Separate Accounts net of reinsurance

     27  Aggregate write-ins for deductions                                                                        0
                                                                                                      --------------- --------

     28  Totals (Lines 20 to 27)                                                                         (4,856,452)
                                                                                                      --------------- --------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9               0
         minus Line 28)
     30  Dividends to policyholders
                                                                                                      --------------- --------
     31  Net gain from operations after dividends to policyholders and before federal income taxes                 0
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)
                                                                                                      --------------- --------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                         0
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR
                                                                                                      --------------- --------
     35  Net income (Line 33 plus Line 34)
                                                                                                      $
                                                                                                      0
                                                                                                      =============== ========

CAPITAL AND SURPLUS ACCOUNT
                                                                                                       $
     36  Capital and surplus, December 31, prior year                                                 (229,077,631)      A

     37  Net income (Line 35)

     38  Change in net unrealized capital gains (losses)                                               (257,732,471)     A

     39  Change in net unrealized foreign exchange capital gain (loss)

     40  Change in net deferred income tax

     41  Change in nonadmitted assets and related items

     42  Change in liability for reinsurance in unauthorized companies
     43  Change in reserve on account of change in valuation basis, (increase) or decrease

     44  Change in asset valuation reserve
     45  Change in treasury stock

     46  Surplus (contributed to) withdrawn from Separate Accounts during period

     47  Other changes in surplus in Separate Accounts Statement

     48  Change in surplus notes

     49  Cumulative effect of changes in accounting principles
     50  Capital changes:

   50.1  Paid in                                                                                        (26,072,448)  A/B/C/F
   50.2  Transferred from surplus (Stock Dividend)
   50.3  Transferred to surplus
     51  Surplus adjustment:

   51.1  Paid in                                                                                       (652,345,386)  A/B/C/F
   51.2  Transferred to capital (Stock Dividend)
   51.3  Transferred from capital

   51.4  Change in surplus as a result of reinsurance

     52  Dividends to stockholders

     53  Aggregate write-ins for gains and losses in surplus
                                                                                                      --------------- --------

     54  Net change in capital and surplus (Lines 37 through 53)                                       (936,150,304)
                                                                                                      --------------- --------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                      $
                                                                                                      (1,165,227,935)
                                                                                                      =============== ========

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                      $
         Miscellanous income                                                                          0
         Foreign currency translation adjustment
         Reinsurance premium on inforce transaction
         Reinsurance transaction - Modco interest adjustment
         Income earned on company owned life insurance                                                   (4,856,452)     D
         Receivable for deposit accounting of reinsurance treaty
         Amoritization of goodwill
         Consideration on reinsurance transaction

                                                                                                      --------------- --------
         TOTAL WRITE-INS FOR LINE 8.3
                                                                                                      $
                                                                                                      (4,856,452)
                                                                                                      =============== ========

DETAILS OF  WRITE-INS (Line 27)

                                                                                                      $
         Experience refunds                                                                           0
         Fines and penalties
         Recapture commission expense allowance
         Funds withheld ceded investment income
         Reinsurance transaction-Modco interest adjustment
         Reinsurance transaction-Modco reserve adjustment
         Interest on surplus notes
         Foreign currency translation adjustment
         Change in provision for liquidity guarantees
                                                                                                      --------------- --------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 27                                                                  0
                                                                                                      =============== ========

DETAILS OF  WRITE-INS (Line 53)

                                                                                                      $
         Non life subsidiary transaction                                                              0
         Correction to an error
         Contributed surplus related to stock appreciation rights plan of indirect parent
                                                                                                      --------------- --------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 53                                                                  0
                                                                                                      =============== ========


         Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006

                                                                                                      TLIC Dec 31, 2006
                                                                                                             Totals

                                                                                                      $
      1  Premiums and annuity considerations for life and accident and health contracts              7,518,923,160

      2  Considerations for supplementary contracts with life contingencies                                      17,148,079

      3  Net investment income                                                                                4,279,854,179

      4  Amortization of Interest Maintenance Reserve (IMR)                                                      52,579,312

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                            126,962

      6  Commissions and expense allowances on reinsurance ceded                                               (67,781,943)

      7  Reserve adjustments on reinsurance ceded                                                               872,322,978
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                                 392,498,357
    8.2  Charges and fees for deposit-type contracts                                                                 82,844

    8.3  Aggregate write-ins for miscellaneous income                                                         1,242,504,979
                                                                                                     -----------------------

      9  Totals (Lines 1 to 8.3)                                                                             14,308,258,907
                                                                                                     -----------------------
     10  Death benefits                                                                                       1,128,240,889


     11  Matured endowments (excluding guaranteed annual pure endowments)                                           826,109

     12  Annuity benefits                                                                                     1,815,041,679

     13  Disability benefits and benefits under accident and health contracts                                   396,152,202

     14  Coupons, guaranteed annual pure endowments and similar benefits                                            296,311

     15  Surrender benefits and withdrawals for life contracts                                                8,865,554,939
     16  Group conversions                                                                                                0

     17  Interest and adjustments on contract or deposit-type contract funds                                    797,068,787

     18  Payments on supplementary contracts with life contingencies                                             42,808,004
     19  Increase in aggregate reserves for life and accident and health contracts                          (3,261,137,930)
                                                                                                     -----------------------
     20  Totals (Lines 10 to 19)                                                                              9,784,850,990

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                                         911,644,719

     22  Commissions and expense allowances on reinsurance assumed                                              363,503,864

     23  General insurance expenses                                                                             598,917,793

     24  Insurance taxes, licenses and fees, excluding federal income taxes                                     114,927,824

     25  Increase in loading on deferred and uncollected premiums                                               (4,954,681)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                                      2,282,889,920

     27  Aggregate write-ins for deductions                                                                     253,611,359
                                                                                                     -----------------------

     28  Totals (Lines 20 to 27)                                                                             14,305,391,788
                                                                                                     -----------------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9              2,867,119
         minus Line 28)
     30  Dividends to policyholders                                                                              16,971,102
                                                                                                     -----------------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes             (14,103,983)
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                             162,139,298
                                                                                                     -----------------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                    (176,243,281)
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR               149,387,220
                                                                                                     -----------------------
     35  Net income (Line 33 plus Line 34)                                                            $

                                                                                                     (26,856,061)
                                                                                                     =======================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                      $
     36  Capital and surplus, December 31, prior year                                                4,889,674,227

     37  Net income (Line 35)                                                                                  (26,856,061)

     38  Change in net unrealized capital gains (losses)                                                        482,713,790

     39  Change in net unrealized foreign exchange capital gain (loss)                                          (1,104,211)

     40  Change in net deferred income tax                                                                      260,103,621

     41  Change in nonadmitted assets and related items                                                       (236,956,456)

     42  Change in liability for reinsurance in unauthorized companies                                            7,467,941
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                                0

     44  Change in asset valuation reserve                                                                    (241,435,699)
     45  Change in treasury stock                                                                              (58,000,000)

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                                    500,970

     47  Other changes in surplus in Separate Accounts Statement                                                  5,067,601

     48  Change in surplus notes                                                                              (775,000,000)

     49  Cumulative effect of changes in accounting principles                                                  (7,488,572)
     50  Capital changes:

   50.1  Paid in                                                                                               (26,064,323)
   50.2  Transferred from surplus (Stock Dividend)                                                                        0
   50.3  Transferred to surplus                                                                                           0
     51  Surplus adjustment:

   51.1  Paid in                                                                                              (490,824,679)
   51.2  Transferred to capital (Stock Dividend)                                                                          0
   51.3  Transferred from capital                                                                                         0

   51.4  Change in surplus as a result of reinsurance                                                           739,259,230

     52  Dividends to stockholders                                                                            (123,871,403)

     53  Aggregate write-ins for gains and losses in surplus                                                      6,404,130
                                                                                                     -----------------------

     54  Net change in capital and surplus (Lines 37 through 53)                                              (486,084,120)
                                                                                                     -----------------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                     $
                                                                                                     4,403,590,107
                                                                                                     =======================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                      $
         Miscellanous income                                                                         120,096,051
         Foreign currency translation adjustment                                                                (2,529,101)
         Reinsurance premium on inforce transaction                                                             141,417,787
         Reinsurance transaction - Modco interest adjustment                                                     14,521,857
         Income earned on company owned life insurance                                                            4,995,702
         Receivable for deposit accounting of reinsurance treaty                                                  7,141,664
         Amoritization of goodwill                                                                                1,433,396
         Consideration on reinsurance transaction                                                               955,427,623

                                                                                                     -----------------------
         TOTAL WRITE-INS FOR LINE 8.3                                                                 $

                                                                                                     1,242,504,979
                                                                                                     =======================

DETAILS OF  WRITE-INS (Line 27)

                                                                                                      $
         Experience refunds                                                                          (22,528,109)
         Fines and penalties                                                                                        519,477
         Recapture commission expense allowance                                                                  56,734,000
         Funds withheld ceded investment income                                                                 331,976,927
         Reinsurance transaction-Modco interest adjustment                                                    (167,442,935)
         Reinsurance transaction-Modco reserve adjustment                                                       (1,580,993)
         Interest on surplus notes                                                                               54,080,973
         Foreign currency translation adjustment                                                                  1,805,289
         Change in provision for liquidity guarantees                                                                46,730
                                                                                                     -----------------------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 27                                                                 253,611,359
                                                                                                     =======================

DETAILS OF  WRITE-INS (Line 53)

                                                                                                     $
         Non life subsidiary transaction                                                             (8,125)
         Correction to an error                                                                                  20,480,332
         Contributed surplus related to stock appreciation rights plan of indirect parent                      (14,068,077)
                                                                                                     -----------------------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 53                                                                 6,404,130
                                                                                                     =======================


         Note:  Eliminations would all be on Investment and Corporate centers






4Q06 - Eliminations due to merger of TOLIC and LIICA into TLIC on 10/1 and 10/2/08, respectively

A - Back-off TOLIC's ownership of TLIC's common shares:

         Original par paid for TLIC stock (316,955 shares w/par value of $10)                            3,169,550
         Excess paid for TLIC stock beyond par value                                                 675,248,283
                                                                                                ----------------------------
           Total cost of TLIC stock                                                                  678,417,833            Per GL
                                                                                                ----------------------------
         TOLIC's value in TLIC as of 12/31/06                                                     1,165,227,935
         TOLIC's value in TLIC as of 12/31/05 per audit (TLIC valuation issue)                       907,495,464
         Unrealized gain as of 12/31/06                                                              486,810,102
         Unrealized gain as of 12/31/05                                                              229,077,631


DR       Pg 3, Ln 29 - Common Capital Stock                                                              3,169,550
DR       Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus                                             675,248,283
DR       Pg 4, Ln 38 - Chg in net unrealized capital gain -- Pg 3, Ln 35 - Unassigned surplus        257,732,471
DR       Pg 4, Ln 36 - C&S as of 12/31/05 -- Pg 3, Ln 35 - Unassigned surplus                        229,077,631
CR       Pg 2, Ln 2.2 - Investment in TLIC common stock                                                              1,165,227,935


B - Reflect cancellation of TOLIC's common stock held by TSC and preferred stock held by TA Corp

         TSC owned 1,104,117 shares of common stock at $12.50 par value                                13,801,463
         TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value                         13,793,325
                                                                                                ----------------------------
                                                                                                       27,594,788
                                                                                                ============================
TSC:
DR       Pg 3, ln 29 - Common Capital Stock                                                            13,801,463
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                13,801,463

TA Corp:
DR       Pg 3, ln 30 - Preferred Capital Stock                                                         13,793,325
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                        13,793,325


C - Reflect cancellation of LIICA's common and preferred stock held by AEGON USA, Inc.:

         AEGON USA, Inc. owned 679,802 shares of common stock at $2.48 par value                         1,685,910
         AEGON USA, Inc. owned 504,033 shares of preferred stock at $2.48 par value                      1,250,000
                                                                                                ----------------------------
                                                                                                         2,935,910
                                                                                                ============================
AEGON USA, Inc. common stock:
DR       Pg 3, ln 29 - Common Capital Stock                                                              1,685,910
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                 1,685,910

AEGON USA, Inc. preferred stock:
DR       Pg 3, ln 30 - Preferred Capital Stock                                                           1,250,000
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                         1,250,000

LIICA's common and preferred shares shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge LIICA into TLIC, AEGON
USA shall receive TIHI common stock equal in value to the fair market value of the LIICA common stock that is deemed cancelled.


D - Reverse LOLI contracts issued by TLIC to LIICA:

DR       Pg 3, Ln 1 - Aggregate reserve for life contracts                                              129,861,806
CR       Pg 2, Ln 23 - Write -in -- Company owned life insurance                                                        129,861,806

DR       Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance                           4,856,452
CR       Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts                          4,856,452


E - Reverse intercompany recievables/payables between TOLIC and TLIC outstanding:

DR       Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                                 197,408,079
CR       Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                                              197,408,079


F - Issue common and preferred shares of TLIC to previous owners of TOLIC (TIHI and TA Corp)

         TIHI granted 676,190 shares of common stock at $10.00 par value                                    6,761,900
         TA Corp granted 86,590 shares of preferred stock at $10.00 par value                                 865,900
                                                                                                  -----------------------------
                                                                                                            7,627,800
                                                                                                  =============================

DR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in                   6,761,900
CR       Pg 3, ln 29 - Common Capital Stock, Pg 4, ln 50.1 Capital paid in                                                6,761,900

DR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in                     865,900
CR       Pg 3, ln 30 - Preferred Capital Stock,  Pg 4, ln 50.1 Capital paid in                                              865,900


----------------------------------------------------------------------------------------------- - -----------------------------
Overview of entries by statutory financial lines:
         Pg 2, Ln 2.2 - Investment in TLIC common stock                                            (1,165,227,935)
         Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                            (197,408,079)
         Pg 2, Ln 23 - Write -in -- Company owned life insurance                                      (129,861,806)
                                                                                                 -----------------------------
           Total Asset Adjustment                                                                  (1,492,497,820)
                                                                                                 =============================

         Pg 3, Ln 1 - Aggregate reserve for life contracts                                            (129,861,806)
         Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                               (197,408,079)
                                                                                                 -----------------------------
           Total Liability Adjustment                                                                 (327,269,885)
                                                                                                 -----------------------------


         Pg 3, ln 29 - Common Capital Stock                                                             (11,895,023)
         Pg 3, ln 30 - Preferred Capital Stock                                                          (14,177,425)
         Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                              (652,345,386)
         Pg 3, Ln 35 - Unassigned                                                                     (486,810,102)
                                                                                                 -----------------------------
           Total Equity Adjustment                                                                 (1,165,227,935)
                                                                                                 -----------------------------

                                                                                                 -----------------------------
           Total Equity & Liability Adjustment                                                     (1,492,497,820)
                                                                                                 =============================


         Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance                         (4,856,452)
         Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts           (4,856,452)
                                                                                                 -----------------------------
           Total Net Income                                                                                           -
                                                                                                 =============================


         Pg 4, Ln 36 - C&S as of 12/31/06                                                             (229,077,631)
         Pg 4, Ln 37 - Net Income                                                                                     -
         Pg 4, Ln 38 - Chg in net unrealized capital gain                                             (257,732,471)
         Pg 4, Ln 41 - Change in non-admitted assets                                                                  -
         Pg 4, Ln 50.1 - Capital paid in                                                                (26,072,448)
         Pg 4, Ln 51.1 - Surplus paid in                                                              (652,345,386)
                                                                                                 -----------------------------
           Total Unassigned Adjustment                                                             (1,165,227,935)
                                                                                                 =============================

-------- ---------------------------------------------------------------------------------- --- ------------------------------


FINANCIAL STATEMENTS AND SCHEDULES - STATUTORY BASIS

Transamerica Occidental Life Insurance Company
Years Ended December 31, 2007, 2006 and 2005

                 Transamerica Occidental Life Insurance Company

                           Financial Statements and Schedules - Statutory Basis

                  Years Ended December 31, 2007, 2006 and 2005




                                    Contents

Report of Independent Registered Public Accounting Firm..................................................1

Audited Financial Statements

Balance Sheets - Statutory Basis.........................................................................3
Statements of Operations - Statutory Basis...............................................................5
Statements of Changes in Capital and Surplus - Statutory Basis...........................................7
Statements of Cash Flow - Statutory Basis................................................................9
Notes to Financial Statements - Statutory Basis.........................................................11

Statutory-Basis Financial Statement Schedules

Schedule I - Summary of Investments - Other Than Investments in Related Parties.........................71
Schedule III - Supplementary Insurance Information......................................................72
Schedule IV - Reinsurance...............................................................................73


ERNST & YOUNG

ERNST & YOUNG LLP
Suite 3000
801 Grand Avenue
Des Moines, IA  50309-2764
Phone:  (515) 243-2727
www.ey.com


             Report of Independent Registered Public Accounting Firm

The Board of Directors
Transamerica Occidental Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Occidental Life Insurance Company (an indirect wholly owned subsidiary of AEGON N.V.) as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2007. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reports. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Occidental Life Insurance Company at December 31, 2007 and 2006, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2007.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Occidental Life Insurance Company at December 31, 2007 and 2006, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth herein.

As discussed in Note 3 to the financial statements, in 2006 Transamerica Occidental Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 3 to the financial statements, in 2005 Transamerica Occidental Life Insurance Company changed its accounting for investment in subsidiary, controlled and affiliated entities.


/s/ ERNST & YOUNG LLP


March 28, 2008


                 Transamerica Occidental Life Insurance Company

                        Balance Sheets - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                                                                   December 31
                                                                             2007              2006
                                                                       ------------------------------------
Admitted assets Cash and invested assets:
   Bonds:
     Affiliated entities                                                 $       264,908  $       273,716
     Unaffiliated                                                             16,206,188       16,488,866
   Preferred stocks:
     Affiliated entities                                                           9,728            9,452
     Unaffiliated                                                                545,135          718,501
   Common stocks:

     Affiliated entities (cost: 2007 - $1,009,764; 2006 - $974,175)            2,051,127        1,460,978
     Unaffiliated (cost: 2007 - $162,676; 2006 - $221,815)                       176,641          255,727
   Mortgage loans on real estate                                               4,545,014        4,332,562
   Real estate, at cost (land)                                                       186              186
   Properties held for sale                                                        8,812            8,685
   Policy loans                                                                  390,494          387,465
   Cash, cash equivalents and short-term investments                             574,048          556,775
   Receivables for securities                                                      1,799           70,259
   Other invested assets                                                       1,832,340        1,580,243
                                                                       ------------------------------------
Total cash and invested assets                                                26,606,420       26,143,415

Net deferred income tax asset                                                    132,026           99,886
Due and accrued investment income                                                295,139          308,326
Premiums deferred and uncollected                                                243,654          324,557
Reinsurance receivable                                                           318,770          196,663
Receivable from parent, subsidiaries and affiliates                              169,099          231,049
Accounts receivable                                                               58,214           44,374
General agents pension fund                                                       76,748           73,036
Reinsurance deposit receivable                                                   120,582          112,956
Goodwill                                                                          69,719           78,993
Other admitted assets                                                            144,842          155,145
Separate account assets                                                        2,776,745        2,575,661
                                                                       ------------------------------------
Total admitted assets                                                    $    31,011,958  $    30,344,061
                                                                       ====================================






                                                                                    December 31
                                                                               2007             2006
                                                                         -----------------------------------
Liabilities and capital and surplus
Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                                  $    8,099,723  $     7,717,859
     Annuity                                                                    4,615,448        4,834,728
     Accident and health                                                          219,556          190,440
   Liability for deposit-type contracts                                         9,198,791        9,230,957
   Policy and contract claim reserves:
     Life                                                                         282,711          227,839
     Accident and health                                                           47,080           74,552
   Other policyholders' funds                                                      16,232           15,080
   Municipal reverse repurchase agreements                                        270,370          455,262
   Remittances and items not allocated                                            263,227          255,811
   Borrowed money                                                                       -          312,669
   Asset valuation reserve                                                        548,657          533,632
   Interest maintenance reserve                                                   236,189          228,882
   Funds held under coinsurance and other reinsurance treaties
                                                                                  251,147          189,081
   Reinsurance in unauthorized reinsurers                                          48,805           31,481
   Commissions and expense allowances payable on reinsurance assumed
                                                                                   84,745           72,918
   Federal and foreign income taxes payable                                        68,807           66,303
   Payable to affiliates                                                          158,861          157,228
   Payable for securities                                                          21,600            1,359
   Securities lending liability                                                    76,851           72,132
   Transfers from separate accounts due or accrued                                (78,921)         (71,838)
   Other liabilities                                                              293,859          354,633
   Separate account liabilities                                                 2,690,282        2,500,905
                                                                         -----------------------------------
Total liabilities                                                              27,414,020       27,451,913

Capital and surplus:
   Common stock, $12.50 per share par value 4,000,000   shares
     authorized, 1,104,117 issued and outstanding                                  13,802           13,802
   Preferred stock, $12.50 per share par value, 1,103,466
     shares authorized, 1,103,466 issued and outstanding (total
     liquidation value -$825,000)                                                  13,793           13,793
   Paid-in surplus                                                              1,672,352        1,673,875
   Unassigned surplus                                                           1,897,991        1,190,678
                                                                         -----------------------------------
                                                                         -----------------------------------
Total capital and surplus                                                       3,597,938        2,892,148
                                                                         -----------------------------------
                                                                         -----------------------------------
Total liabilities and capital and surplus                                  $   31,011,958  $    30,344,061
                                                                         ===================================

See accompanying notes.


                 Transamerica Occidental Life Insurance Company

                   Statements of Operations - Statutory Basis
                             (Dollars in Thousands)

                                                                       Year Ended December 31
                                                                2007            2006            2005
                                                          -------------------------------------------------
Revenues:
   Premiums and other considerations, net of reinsurance:
     Life                                                   $  1,648,957    $  1,346,295    $  1,475,919
     Annuity                                                     407,215         542,149         515,152
     Accident and health                                          87,554          75,728          50,035
   Net investment income                                       1,399,174       1,376,785       1,317,883
   Amortization of interest maintenance reserve                   20,515          21,349          22,025
   Commissions and expense allowances on reinsurance
     ceded                                                        50,454        (337,913)         64,089
   Income from fees associated with investment
     management, administration and contract guarantees
     for separate accounts                                        20,373          22,237          25,228
   Modified coinsurance reserve adjustment                      (116,533)       (179,964)       (184,964)
   Consideration on reinsurance recapture                          2,284         955,428         413,911
   Other income                                                   46,317         173,616          34,814
                                                          -------------------------------------------------
                                                          -------------------------------------------------
                                                               3,566,310       3,995,710       3,734,092
Benefits and expenses:
   Benefits paid or provided for:
     Life and accident and health                                955,077         874,862         757,001
     Annuity benefits                                            558,323         575,850         592,316
     Surrender benefits                                          949,303         911,212         841,440
     Other benefits                                              524,042         484,555         328,545
     Increase (decrease) in aggregate reserves for
       policies and contracts:
         Life                                                    369,502       1,205,012         750,331
         Annuity                                                (219,594)       (107,240)        (31,428)
         Accident and health                                      29,117          24,514          28,905
                                                          -------------------------------------------------
                                                               3,165,770       3,968,765       3,267,110
   Insurance expenses:
     Commissions                                                 736,128         666,668         833,417
     General insurance expenses                                  271,424         233,280         256,498
     Taxes, licenses and fees                                     55,355          46,293          52,309
     Net transfer from separate accounts                        (286,123)       (221,422)       (256,274)
     Modified coinsurance interest adjustment                   (258,887)       (303,164)       (190,732)
     Other                                                       (36,249)         68,947           3,596
                                                          -------------------------------------------------
                                                          -------------------------------------------------
                                                                 481,648         490,602         698,814
                                                          -------------------------------------------------
                                                          -------------------------------------------------
Total benefits and expenses                                    3,647,418       4,459,367       3,965,924
                                                          -------------------------------------------------
Loss from operations before dividends to
   policyholders, federal income tax expense and
   net realized capital gains on investments                $    (81,108)   $   (463,657)   $   (231,832)









                 Transamerica Occidental Life Insurance Company

             Statements of Operations - Statutory Basis (continued)
                             (Dollars in Thousands)

                                                                       Year Ended December 31
                                                                2007            2006            2005
                                                          -------------------------------------------------

Dividends to policyholders                                   $    14,929     $    14,298     $    15,290
                                                          -------------------------------------------------
                                                          -------------------------------------------------
Loss from operations before federal income tax expense           (96,037)
   and net realized capital gains on investments                                (477,955)       (247,122)
Federal income tax expense                                        53,910          10,624         168,714
                                                          -------------------------------------------------
Loss from operations before net realized capital gains on       (149,947)
   investments                                                                  (488,579)       (415,836)
Net realized capital gains on investments (net of related
   federal income taxes and amounts transferred from/to
   interest maintenance reserve)                                  51,961          27,242          36,471
                                                          -------------------------------------------------
Net loss                                                     $   (97,986)    $  (461,337)    $  (379,365)
                                                          =================================================

See accompanying notes.


                 Transamerica Occidental Life Insurance Company
                        Statements of Changes in Capital
                          and Surplus - Statutory Basis
                             (Dollars in Thousands)

                                                                                                            Total
                                           Common Stock Preferred   Surplus     Paid-in     Unassigned   Capital and
                                                          Stock      Notes      Surplus      Surplus       Surplus
                                           ----------------------------------------------------------------------------
                                           ----------------------------------------------------------------------------
Balance at January 1, 2005                   $13,793    $13,793     $200,000  $1,670,170    $  844,305      $2,742,061
   Cumulative effect of change in
     accounting principles                         -          -            -           -        44,010          44,010
   Net loss                                        -          -            -           -      (379,365)       (379,365)
   Change in non-admitted assets                   -          -            -           -        96,536          96,536
   Change in unrealized capital                    -          -            -           -        36,624          36,624
     gains/losses
   Change in asset valuation reserve               -          -            -           -      (104,593)       (104,593)
   Change in liability for reinsurance in
     unauthorized companies                        -          -            -           -        26,662          26,662
   Change in surplus in separate accounts          -          -            -           -         9,528           9,528
   Change in net deferred income tax asset         -          -            -           -       (55,353)        (55,353)
   Correction of errors                            -          -            -           -       (11,748)        (11,748)
   Change in surplus due to reinsurance            -          -            -           -       503,269         503,269
   Dividend to stockholder                         -          -            -           -      (300,000)       (300,000)
   Contributed surplus related to stock
     appreciation rights plan of indirect
     parent                                        -          -            -       3,124             -           3,124
                                           ----------------------------------------------------------------------------
                                           ----------------------------------------------------------------------------
Balance at December 31, 2005                  13,793     13,793      200,000   1,673,294       709,875       2,610,755
   Cumulative effect of change in
     accounting principles                         -          -            -           -           303             303
   Net loss                                        -          -            -           -      (461,337)       (461,337)
   Change in non-admitted assets                   -          -            -           -       (42,810)        (42,810)
   Change in unrealized capital                    -          -            -           -       391,583         391,583
     gains/losses
   Change in asset valuation reserve               -          -            -           -      (153,971)       (153,971)
   Change in liability for reinsurance in
     unauthorized companies                        -          -            -           -        (9,082)         (9,082)
   Change in surplus in separate accounts          -          -            -           -         5,492           5,492
   Change in net deferred income tax asset         -          -            -           -        69,620          69,620
   Change in surplus due to reinsurance            -          -            -           -       735,082         735,082
   Redemption of surplus note                      -          -     (200,000)          -             -        (200,000)
   Dividend to stockholder                         -          -            -           -       (54,068)        (54,068)
   Dissolution of subsidiary - Ammest              9          -            -           -            (9)              -
   Contributed surplus related to stock
     appreciation rights plan of indirect
     parent                                        -          -            -         581             -             581
                                           ----------------------------------------------------------------------------
Balance at December 31, 2006                 $13,802    $13,793   $           $1,673,875    $1,190,678      $2,892,148
                                                                           -




                 Transamerica Occidental Life Insurance Company
                        Statements of Changes in Capital
                    and Surplus - Statutory Basis (continued)
                             (Dollars in Thousands)

                                           ----------------------------------------------------------------------------
                                           Common Stock Preferred   Surplus     Paid-in     Unassigned  Total Capital
                                                          Stock      Notes      Surplus      Surplus     and Surplus
                                           ----------------------------------------------------------------------------
Balance at December 31, 2006                 $13,802    $13,793   $            $1,673,875   $1,190,678      $2,892,148
                                                                          -
   Net loss                                        -          -           -             -      (97,986)        (97,986)
   Change in non-admitted assets                   -          -           -             -       30,726          30,726
   Change in unrealized capital
     gains/losses                                  -          -           -             -      621,281         621,281
   Change in asset valuation reserve               -          -           -             -      (15,025)        (15,025)
   Change in liability for reinsurance in
     unauthorized companies                        -          -           -             -      (17,324)        (17,324)
   Change in surplus in separate accounts          -          -           -             -       11,706          11,706
   Change in net deferred income tax asset         -          -           -             -       22,304          22,304
   Change in surplus due to reinsurance            -          -           -             -      364,307         364,307
   Dividend to stockholder                         -          -           -             -     (200,000)       (200,000)
   Change in reserve on account of change
     in valuation basis                            -          -           -             -      (12,676)        (12,676)
   Return of capital related to stock
     appreciation rights plan of indirect
     parent                                        -          -           -        (1,523)           -          (1,523)
                                           ----------------------------------------------------------------------------
                                           ----------------------------------------------------------------------------
Balance at December 31, 2007                 $13,802   $13,793    $          $1,672,352    $1,897,991       $3,597,938
                                                                          -
                                           ============================================================================

See accompanying notes.



                 Transamerica Occidental Life Insurance Company

                    Statements of Cash Flow - Statutory Basis
                             (Dollars in Thousands)

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
Operating activities
Premiums collected, net of reinsurance                 $    2,230,817    $    1,968,614   $    1,973,281
Net investment income received                              1,453,999         1,442,207        1,332,223
Miscellaneous income                                           21,089         1,186,448          715,533
Benefit and loss related payments                          (2,201,432)       (2,869,880)      (2,180,095)
Net transfers from separate accounts                           11,522           535,844          691,900
Commissions, expenses paid and aggregate
   write-ins for deductions                                  (699,225)         (744,092)        (894,807)
Dividends paid to policyholders                               (14,908)          (16,214)         (15,867)
Federal and foreign income taxes paid                        (114,998)          (61,106)        (102,524)
                                                     ------------------------------------------------------
Net cash provided by operating activities                     686,864         1,441,821        1,519,644

Investing activities
Proceeds from investments sold, matured or repaid:
     Bonds                                                 11,186,559        10,378,115        6,826,389
     Stocks                                                   580,620           948,031          132,636
     Mortgage loans                                           703,319           875,037          910,676
     Real estate and properties held for sale                       -            12,884                -
     Other invested assets                                    243,251           174,310          175,925
     Miscellaneous proceeds                                   102,843            16,045           12,679
                                                     ------------------------------------------------------
Total investment proceeds                                  12,816,592        12,404,422        8,058,305

Cost of investments acquired:
   Bonds                                                  (10,923,302)       (9,795,370)      (7,580,059)
   Stocks                                                    (317,232)       (1,089,068)        (128,267)
   Mortgage loans                                            (917,522)         (838,014)      (2,178,051)
   Real estate and properties held for sale                      (127)             (207)             (10)
   Other invested assets                                     (329,048)         (419,214)        (273,159)
   Miscellaneous applications                                     (23)          (87,870)         (83,107)
                                                     ------------------------------------------------------
Total cost of investments acquired                        (12,487,254)      (12,229,743)     (10,242,653)
Net (increase) decrease in policy loans                        (2,930)           (1,878)             718
                                                     ------------------------------------------------------
Net cost of investments acquired                          (12,490,184)      (12,231,621)     (10,241,935)
                                                     ------------------------------------------------------
Net cash provided by (used in) investing activities           326,408
                                                                                172,801       (2,183,630)




                 Transamerica Occidental Life Insurance Company

              Statements of Cash Flow - Statutory Basis (continued)
                             (Dollars in Thousands)

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
Financing and miscellaneous activities
Repayments of surplus and capital notes                $            -    $     (200,000)  $            -
Net borrowed funds received (repaid)                         (311,251)          311,251                -
Net deposits on deposit-type contracts and other
   insurance liabilities                                     (533,118)         (584,157)       1,557,088
Dividends to stockholder                                     (200,000)          (54,068)        (300,000)
Funds held in reinsurance treaties with
   unauthorized companies                                      62,067          (241,981)         (54,950)
Funds held under coinsurance                                      (13)           (8,348)          (5,849)
Transfer due to reinsurance novation to subsidiary
                                                                    -        (1,004,909)               -
Other cash provided (applied)                                 (13,684)          118,521         (555,152)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Net cash provided by (used in) financing and
   miscellaneous activities                                  (995,999)       (1,663,691)         641,137
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------

Net increase (decrease) in cash, cash equivalents
   and short-term investments                                  17,273           (49,069)         (22,849)

Cash, cash equivalents and short-term investments:
   Beginning of year                                          556,775           605,844          378,693
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   End of year                                         $      574,048    $      556,775   $      605,844
                                                     ======================================================
                                                     ======================================================

Non-cash proceeds:
                                                     ======================================================
   Mortgage loan transferred to real estate            $            -    $            -   $       14,345
                                                     ======================================================
                                                     ======================================================

                                                     ======================================================
                                                     ======================================================
   Hybrid schedule reclass                             $       13,324    $      584,551   $            -
                                                     ======================================================

See accompanying notes.


                 Transamerica Occidental Life Insurance Company

                             (Dollars in Thousands)

                                December 31, 2004

                 Transamerica Occidental Life Insurance Company

                (Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies

Transamerica Occidental Life Insurance Company (the Company) is a stock life insurance company domiciled in Iowa. As of December 31, 2007, the Company's common shares were wholly owned by Transamerica International Holdings, Inc.
(TIHI), and its preferred shares were wholly owned by Transamerica Corporation (Transamerica). Prior to December 31, 2007, the Company's common shares were wholly owned by Transamerica Service Company (TSC). Prior to December 29, 2006, the preferred shares of the Company were held by Scottish Equitable Finance Limited (Scottish Equitable). TIHI, Transamerica and Scottish Equitable are indirect wholly-owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company provides life insurance, pension and annuity products, reinsurance, structured settlements and investment products which are distributed through a network of independent and company-affiliated agents and independent brokers. The Company's customers are primarily in the United States, and the Company's products are distributed in 49 states and the District of Columbia, American Samoa, Guam, Puerto Rico and the U.S. Virgin Islands.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

   Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

   All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g. CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.

   Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative transactions used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, all derivatives are reported on the balance sheet at fair value. The effective and ineffective portions of a single hedge are accounted for separately, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value. The change in fair value for cash flow hedges is credited or charged directly to unassigned surplus rather than to income as required for fair value hedges.


1. Organization and Summary of Significant Accounting Policies (continued)

   Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

   Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

   Valuation allowances for mortgage loans are established, if necessary, for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

   The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

   Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the "interest maintenance reserve" (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

   The "asset valuation reserve" (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.



1. Organization and Summary of Significant Accounting Policies (continued)

     Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

   Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

   Separate Accounts with Guarantees: Some of the Company's separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

   Non-Admitted Assets: Certain assets designated as "non-admitted", primarily deferred tax assets and general agents pension fund and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

   Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received, and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.


   1. Organization and Summary of Significant Accounting Policies (continued)

   Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

   Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

   Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

   Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

   Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10 percent of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are non-admitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years and a valuation allowance is established for deferred income tax assets not expected to be realizable.

   Goodwill: Goodwill is admitted subject to an aggregate limitation of 10% of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is non-admitted. Goodwill is amortized over ten years. Under GAAP, goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

1. Organization and Summary of Significant Accounting Policies (continued)

     Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

     Surplus Notes: Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

   Preferred Stock: The preferred stock of the Company, which is mandatorily redeemable, is classified by the Company as capital and surplus. The unconditional obligation requiring the Company to redeem the stock at a specified date would require that the Company classify the stock as a liability for GAAP purposes.

   Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

Investments in both affiliated and unaffiliated redeemable preferred stocks in good standing are reported at cost or amortized cost. Investments in redeemable preferred stocks not in good standing are reported at the lower of cost, amortized cost or fair value as determined by the SVO, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Non-redeemable preferred stocks are reported at fair value or lower of cost or fair value as determined by the SVO, and the related net unrealized gains (losses) are reported in unassigned surplus along with any adjustment for federal taxes.

Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer's senior note holders. Reclassifications of securities from bonds to preferred stock have been made by the Company in the amount of $13,324 and $584,551 as of December 31, 2007 and 2006, respectively, due to the SVO identification of such securities. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with Statutory Accounting Principles (SSAP) No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value as determined by the SVO, and the related unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

The Company's insurance subsidiaries are reported at their underlying statutory equity plus the admitted portion of goodwill. All other noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.


1. Organization and Summary of Significant Accounting Policies (continued)

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

The Company has minor ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying GAAP equity of the investee. The Company did not recognize any impairment write-downs for its investments in joint ventures or limited partnerships during the years ended December 31, 2007, 2006 or 2005.

Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Investments in Low Income Housing Tax Credit (LIHTC) Properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2007 and 2006 the Company excluded investment income due and accrued of $1,045 and $58, respectively, with respect to such practices.

Investments are reviewed on an ongoing basis for impairment. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value and a specific writedown is taken. Such reductions in carrying amounts are recognized as realized losses on investments.

Derivative Instruments

Swaps that are designated in hedging relationships and meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, on the financial statements with any premium or discount amortized into income over the life of the contract. For foreign currency swaps, the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Options are marked to fair value in the balance sheet, and the fair value adjustment is recorded in unassigned surplus. Futures are marked to market on a daily basis, and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Capped floating rate commercial mortgage loans and interest rate caps that meet hedge accounting rules are carried at amortized cost in the financial statements. Gains or losses upon an early termination would be reflected in the IMR similar to the hedged instrument.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, a premium is received by the Company on a periodic basis and recognized in investment income as earned. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The Company utilizes forward-starting swaps as hedges for forecasted asset purchases. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life. If the forecasted transaction no longer qualifies for hedge accounting or if the forecasted transaction is no longer probable of occurring, the forward-starting swap will cease to be valued at amortized cost and will be marked to fair value through unassigned surplus.

The Company may issue foreign denominated assets or liabilities and use forward rate agreements to hedge foreign currency risk associated with these products. These forward agreements are marked to fair value based on the current forward rate on the financial statements, and cash payments and/or receipts are recognized as realized gain or losses.

The carrying value of derivative instruments is reflected in either the other invested assets or the derivatives (liability) line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2007 and 2006, derivatives in the amount of $39,692 and $34,389, respectively, were reflected as a liability within the financial statements.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $24,877, $30,023 and $34,812, in 2007, 2006 and 2005, respectively. In addition, the Company received $20,373, $22,237 and $25,228 in 2007, 2006 and 2005,
respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners' Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.25 to
6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.00 to
11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed interest contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement options, on a change in fund basis, according to the Commissioners' Annuity Reserve Valuation Method.

1.  Organization and Summary of Significant Accounting Policies (continued)

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals received on these contracts are recorded as an increase or decrease directly to the liability balance and are not reported as premiums, benefits or changes in reserve in the statement of operations.

The Company issues funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Reverse Repurchase Agreements

Municipal reverse repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received, and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and will be amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 through 2007, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company's employees participate in various stock appreciation rights (SAR) plans issued by the Company's indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company's employees has been charged to the Company, with an offsetting amount credited to capital and surplus. The Company recorded an expense (benefit) of $(2,451), $274 and $2,691 for the years ended December 31, 2007, 2006 and 2005, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $929, $307 and $433, for years ended December 31, 2007, 2006 and 2005, respectively.

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation.

2. Prescribed and Permitted Statutory Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. The Insurance Division, Department of Commerce, of the State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law.

The NAIC's Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits with respect to secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the Commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

The Company, with the explicit permission of the Deputy Commissioner of Insurance of the State of Iowa, records the value of its wholly owned foreign life subsidiary, Transamerica Life (Bermuda), Ltd. (TLB), based upon audited statutory equity rather than audited U.S. GAAP equity adjusted to a statutory basis of accounting, utilizing adjustments as outlined in SSAP No. 97 - Investments in Subsidiary, Controlled and Affiliated Entities, a replacement of SSAP No. 88, paragraph 9. If TLB was valued based upon GAAP equity adjusted to a statutory basis, surplus would decrease by $16,158 as of December 31, 2007 and increase by $614 as of December 31, 2006.


A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

                                                        2007                2006               2005
                                                 ----------------------------------------------------------

Net loss, State of Iowa basis                      $       (97,986)   $      (461,337)     $      (379,365)
State prescribed practice for secondary
   guarantee reinsurance                                         -                  -                    -
State permitted practice for valuation of
   foreign life subsidiary                                       -                  -                    -
                                                 ----------------------------------------------------------
Net loss, NAIC SAP                                 $       (97,986)   $      (461,337)     $      (379,365)
                                                 ==========================================================

Statutory surplus, State of Iowa basis             $     3,597,938    $     2,892,148      $     2,610,755
State prescribed practice for secondary
   guarantee reinsurance                                (1,708,192)        (1,239,657)            (324,210)
State permitted practice for value of
   wholly-owned foreign life subsidiary                    (16,158)               614                    -
                                                 ----------------------------------------------------------
                                                 ----------------------------------------------------------
Statutory surplus, NAIC SAP                        $     1,873,588    $     1,653,105      $     2,286,545
                                                 ==========================================================

3. Accounting Changes and Correction of Errors

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company's investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that increased unassigned surplus by $303 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities. According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company's investments in noninsurance entities were reported in accordance with SSAP No. 46 and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle, which increased unassigned surplus, by $44,010 in 2005.

During 2005, the Company received a "no objection" review from the Insurance Division, Department of Commerce, of the State of Iowa for correction of errors relating to the establishment of an immediate payment of claims liability and the impact of using the appropriate net premium in the valuation of certain traditional reserves.

The net impact to 2005 surplus was composed of the following items:

        Increase reserves on traditional life and universal life policies issued prior to January 1, 1995, to include a reserve for Immediate
             Payment of Claims (previously there was no IPC reserve on this block)
                                                                                             $ (50,380)
        Increase in surplus relating to the use of the appropriate net premium in
             calculating due and deferred premium                                               38,632
                                                                                         ---------------
                                                                                         ---------------
        Net decrease credited directly to unassigned surplus                                 $ (11,748)
                                                                                         ===============

4. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash, Cash Equivalents and Short-term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

   Investment Securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

   For fixed maturity securities (including preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

   Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

   Policy Loans: The fair value of policy loans is assumed to equal their carrying amount.

   Derivative Financial Instruments: The estimated fair values of interest rate floors and caps are based upon the latest quoted market price. The estimated fair value of swaps, including interest rate swaps and swaptions and currency swaps, are based upon the pricing differential as of the balance sheet date for similar swap agreements. The carrying value of these items is included in the liability section of the balance sheet.

   Credit Default Swaps: The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements.

   Separate Accounts: The fair value of separate account assets are based on quoted market prices. The fair value of separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

   Investment Contracts: Fair values for the Company's liabilities under investment-type insurance contracts, which include guaranteed interest contracts and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

   Borrowed Money: Fair values for borrowed money are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

   Receivable From or Payable to Parents, Subsidiaries and Affiliates: The fair values for short-term notes receivable from and payable to affiliates are assumed to equal their carrying amount.

Fair values for the Company's insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments:

                                                                    December 31
                                                      2007                              2006
                                         -------------------------------- ---------------------------------
                                             Carrying         Fair            Carrying          Fair
                                              Amount          Value            Amount          Value
                                         -------------------------------- ---------------------------------
   Admitted assets
   Bonds, other than affiliates             $ 16,206,188    $ 16,203,265      $16,488,866     $16,852,177
   Preferred stocks, other than                  545,135         519,142          718,501         753,501
     affiliates
   Common stocks, other than affiliates          176,641         176,641          255,727         255,727
   Mortgage loans on real estate, other
     than affiliates                           4,507,913       4,497,005        4,301,048       4,356,148
   Policy loans                                  390,494         390,494          387,465         387,465
   Derivatives:
       Floors, caps, options and                      63              63               10              10
     swaptions
        Interest rate and currency swaps         (39,755)        (22,103)         (34,399)         (2,852)
       Credit default swaps                            -         324,282                -         335,262
    Cash, cash equivalents and
short-term                                                71,248                  280,875         280,875
        investments, other than                  171,248
affiliates                                               1
   Receivable from parent, subsidiaries
     and affiliates                              169,099         169,099          231,049         231,049
   Separate account assets                     2,776,745       2,776,745        2,575,661       2,575,661

   Liabilities
   Investment contract liabilities            11,078,333      11,120,735       11,478,713      11,498,634
   Borrowed money                                      -               -          312,669         312,669
   Payable to parent, subsidiaries and
     affiliates                                  158,861         158,861          157,228         157,228
   Separate account annuity liabilities        2,316,497       2,316,497        2,132,216       2,132,216





5. Investments

Investments in common stocks of affiliated entities were as follows:

                                                                    December 31
                                                        2007                             2006
                                          --------------------------------- -------------------------------
                                                           Carrying Amount                 Carrying Amount
                Affiliate                       Cost                             Cost
--------------------------------------------------------------------------- -------------------------------
--------------------------------------------------------------------------- -------------------------------

Wholly owned subsidiaries:
   NEF Investment Company                  $        1,278   $           -    $      1,278   $          -
   Transamerica Life Insurance Company            678,418       1,685,600         678,418      1,165,228
   USA Administration Services Inc.                16,161             134          16,161            290
   Transamerica Life (Bermuda) Ltd.               169,430         267,825         134,430        189,240
   Asia Investments Holdings, LTD                   1,164               -           1,164              -
                                          ---------------------------------
                                          --------------------------------- -------------------------------
                                                  866,451       1,953,559         831,451      1,354,758
Minority-owned subsidiaries:
   Transamerica Financial Life Insurance
     Company (12.6% of issued and
     outstanding shares)                          141,438          95,326         141,438        104,750
   Real Estate Alternatives Portfolio 3A
     Inc. (10% of issued and outstanding
     shares)                                        1,875           2,242           1,286          1,470
                                          --------------------------------- -------------------------------
                                           $    1,009,764  $    2,051,127    $    974,175   $  1,460,978
                                          ================================= ===============================

Additionally, the Company holds preferred stock of USA Administration Services Inc. with a carrying value of $1,739 and $1,739 at December 31, 2007 and 2006, respectively.

The Company owns 12.6% of the preferred shares of Transamerica Financial Life Insurance Company with a carrying value of $7,162 at December 31, 2007 and 2006, respectively. The cost of the preferred shares is $7,162.

The Company purchased 17.2% of the outstanding preferred shares of Malibu Loan Fund Ltd. during 2006. At December 31, 2007 and 2006, the carrying value of these shares was $827 and $551, respectively. The cost of the preferred shares is $827 and $551, respectively.


The Company owns 100% of the membership interests for two affiliated limited liability companies, Transamerica Pyramid Properties LLC and Transamerica Realty
Investment Properties LLC. At December 31, 2007 and 2006, the Company's carrying value for these two affiliated entities was $181,377 and $195,001, respectively.
The investment in these two entities is included in other invested assets in the accompanying balance sheets. Summarized combined balance sheet information for these two companies is as follows:

                                                                                    December 31
                                                                             2007                2006
                                                                      ----------------------------------------
   Real estate                                                           $    188,403       $    190,751
   Other assets                                                                19,204             27,681
                                                                      ----------------------------------------
                                                                      ----------------------------------------
   Total assets                                                          $    207,607       $    218,432
                                                                      ========================================

                                                                                    December 31
                                                                             2007                2006
                                                                      ----------------------------------------
   Current liabilities                                                   $     26,230       $     23,431
   Total member's interest                                                    181,377            195,001
                                                                      ----------------------------------------
   Total liabilities and member's interest                               $    207,607       $    218,432
                                                                      ========================================

The carrying amount and estimated fair value of investments in bonds and preferred stock were as follows:

                                                           Gross          Gross         Gross       Estimated
                                                                       Unrealized    Unrealized
                                                        Unrealized      Losses 12    Losses less
                                          Carrying         Gains      onths or More    Than 12         Fair
                                           Amount                    M                 Months         Value
                                       ---------------------------------------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and
       agencies                          $  1,271,337   $    39,736    $   17,525     $       731  $  1,292,817
     State, municipal and other
       government                             181,254        19,541           196             121       200,478
     Public utilities                       1,131,987        48,503        11,314           5,766     1,163,410
     Industrial and miscellaneous           8,724,925       308,805        86,428         104,570     8,842,732
     Mortgage and other asset- backed
       securities                           4,896,685        33,328        37,754         188,431     4,703,828
                                       ---------------------------------------------------------------------------
                                           16,206,188       449,913       153,217         299,619    16,203,265
   Unaffiliated preferred stocks              545,135         7,368         7,127          26,234       519,142
                                       ---------------------------------------------------------------------------
                                         $ 16,751,323   $   457,281    $  160,344     $   325,853  $ 16,722,407
                                       ===========================================================================


5. Investments (continued)

                                                           Gross          Gross         Gross       Estimated
                                                                       Unrealized    Unrealized
                                                        Unrealized      Losses 12    Losses less
                                          Carrying         Gains      onths or More    Than 12         Fair
                                           Amount                    M                 Months         Value
                                       ---------------------------------------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and
       agencies                          $  1,512,572   $    22,278    $   17,721     $     2,472  $  1,514,657
     State, municipal and other
       government                             268,893        24,368         2,593             284       290,384
     Public utilities                       1,149,454        62,102        10,402           3,494     1,197,660
     Industrial and miscellaneous           8,935,264       424,224       103,261          32,122     9,224,105
     Mortgage and other asset- backed
       securities                           4,622,683        40,161        34,041           3,432     4,625,372
                                       ---------------------------------------------------------------------------
                                           16,488,866       573,133       168,018          41,804    16,852,177
   Unaffiliated preferred stocks              718,501        40,300         4,137           1,163       753,501
                                       ---------------------------------------------------------------------------
                                         $ 17,207,367   $   613,433    $  172,155     $    42,967  $ 17,605,678
                                       ===========================================================================

The Company held bonds and preferred stock at December 31, 2007 and 2006, with a carrying value of $3,825 and $7,602, respectively, and amortized cost of $6,941 and $9,062, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These securities are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2007 and 2006, respectively, for securities that have been in a continuous loss position greater than or equal to twelve months, the Company held 548 and 724 securities with a carrying value of $3,202,354 and $4,597,358 and an unrealized loss of $160,344 and $172,155 with an average price of 95.0 and 96.2 (NAIC market value/amortized cost). Of this portfolio, 95.7% and 95.9% were investment grade with associated unrealized losses of $138,502 and $149,586, respectively.

At December 31, 2007 and 2006, respectively, for securities in an unrealized loss position for less than twelve months, the Company held 774 and 529 securities with a carrying value of $6,422,879 and $3,158,334 and an unrealized loss of $325,853 and $42,967 with an average price of 94.9 and 98.6 (NAIC market value/amortized cost). Of this portfolio, 93.7% and 96.8% were investment grade with associated unrealized losses of $288,209 and $40,183, respectively.




5. Investments (continued)

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company's decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2007 and 2006 is as follows:
                                                                                  Total
                                                    Losses 12    Losses Less
                                                 Months or More Than 12 Months
                                                 -------------------------------------------
                                                 -------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and agencies         $   485,907    $   80,743    $   566,650
     State, municipal and other government               2,295         9,443         11,738
     Public utilities                                  213,348       214,351        427,699
     Industrial and miscellaneous                    1,633,992     2,454,039      4,088,031
     Mortgage and other asset-backed securities        613,555     3,075,674      3,689,229
                                                 -------------------------------------------
                                                 -------------------------------------------
                                                     2,949,097     5,834,250      8,783,347
      Preferred stocks                                  92,911       262,777        355,688
                                                 -------------------------------------------
                                                   $3,042,008     $6,097,027    $ 9,139,035
                                                 ===========================================





5. Investments (continued)

                                                                                  Total
                                                    Losses 12    Losses Less
                                                 Months or More Than 12 Months
                                                 -------------------------------------------
                                                 -------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and agencies         $   795,903   $   296,792     $1,092,695
     State, municipal and other government              52,933        13,303         66,236
     Public utilities                                  265,842       193,440        459,282
     Industrial and miscellaneous                    2,343,486     1,704,457      4,047,943
     Mortgage and other asset-backed securities        828,040       828,576      1,656,616
                                                 -------------------------------------------
                                                 -------------------------------------------
                                                     4,286,204     3,036,568      7,322,772
      Preferred stocks                                 138,998        78,799        217,797
                                                 -------------------------------------------
                                                   $ 4,425,202    $3,115,367     $7,540,569
                                                 ===========================================

The carrying amount and estimated fair value of bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                            Estimated
                                                                           Carrying            Fair
                                                                            Amount            Value
                                                                       ------------------------------------

   Due in one year or less                                               $      224,842   $      225,134
   Due after one year through five years                                      2,949,237        2,987,245
   Due after five years through ten years                                     3,302,465        3,285,161
   Due after ten years                                                        4,832,959        5,001,897
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                             11,309,503       11,499,437
   Mortgage and other asset-backed securities                                 4,896,685        4,703,828
                                                                       ------------------------------------
                                                                         $   16,206,188   $   16,203,265
                                                                       ====================================


Sub-prime mortgages are loans to homebuyers who have weak or impaired credit histories, are loans that are non-conforming or are loans that are second in priority. The Company's businesses in the United States do not sell or buy sub-prime mortgages directly. The Company's position is related to so-called "asset-backed securities" (ABS). These securities are pools of mortgages that have been securitized and offered to investors as asset-backed securities, where the mortgages are collateral. Most of the underlying mortgages within the pool have FICO scores below 660. Therefore, the ABS has been classified by the Company as a sub-prime mortgage position. Also included in the Company's total sub-prime mortgage position are ABS with second lien mortgages as collateral. The second lien mortgages may not necessarily have sub-prime FICO scores; however, the Company has included these ABS in its sub-prime position as it's the second priority in terms of repayment. The Company does not have any "direct" residential mortgages to sub-prime borrowers outside of the ABS structures.

For ABS in an unrealized loss position, the Company considers them for impairment when there has been an adverse change in estimated cash flows from the cash flows previously projected at purchase, which is in accordance with SSAP 43, Loan-backed and Structured Securities. The Company did not impair any of its sub-prime mortgage positions in 2007 or 2006.

The following table provides the actual cost, carrying value and fair value by asset class of the Company's sub-prime mortgage position at December 31, 2007:

                                                        Actual Cost     Carrying Value          Fair Value
Residential Mortgage Backed Securities                $   484,775           $   485,226      $   434,272
Collateralized Debt Obligations                                   800                   800              800
                                                      ----------------- -------------------- -----------------
                                                      ----------------- -------------------- -----------------
                                                      $   485,575           $   486,026      $   435,072
                                                      ================= ==================== =================

The following table provides the actual cost, carrying value and fair value by asset class of the Company's sub-prime mortgage position at December 31, 2007, which are reported off balance sheet for statutory reporting purposes.

                                                        Actual Cost     Carrying Value          Fair Value
Residential Mortgage Backed Securities                     $      786             $               $      770
                                                                        786



A detail of net investment income (loss) is presented below:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
   Income:
     Bonds                                             $    1,046,615    $    1,067,740   $    1,042,982
      Preferred stocks                                         41,920            55,905            6,801
     Common stocks                                             30,705             4,280            4,036
     Mortgage loans                                           277,798           268,938          253,439
     Real estate                                                1,230               653            2,519
     Policy loans                                              26,069            25,872           26,548
     Cash, cash equivalents and short-term
     investments                                               25,574            13,280            8,006
     Derivative instruments                                    (5,337)          (24,747)         (38,548)
     Other invested assets                                     22,718            25,249           66,793
     Other                                                      4,257             7,599            7,492
                                                     ------------------------------------------------------
   Gross investment income                                  1,471,549         1,444,769        1,380,068

   Less investment expenses                                   (72,375)          (67,984)         (62,185)
                                                     ------------------------------------------------------
   Net investment income                               $    1,399,174    $    1,376,785   $    1,317,883
                                                     ======================================================

Proceeds from sales and maturities of bonds and preferred stock and related gross realized capital gains and losses were as follows:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------

   Proceeds                                            $   11,484,782    $   11,087,866   $    6,850,357
                                                     ======================================================
                                                     ======================================================

   Gross realized gains                                $      120,912    $       88,162   $       94,724
   Gross realized losses                                     (114,009)         (106,913)         (48,198)
                                                     ------------------------------------------------------
   Net realized capital gains (losses)                 $        6,903    $      (18,751)  $       46,526
                                                     ======================================================

Gross realized losses in 2007, 2006 and 2005 include $30,211, $21,070 and $8,724, respectively, which relate to losses recognized on other than temporary declines in market values of bonds and preferred stocks.



5. Investments (continued)

At December 31, 2007, investments with an aggregate carrying value of $5,763 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

Net realized capital gains (losses) on investments and change in unrealized capital gains (losses) are summarized below:

                                                                           Realized
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------

   Bonds                                               $        223      $    (22,320)    $     45,794
   Preferred stocks                                           6,680             3,569              732
   Common stocks                                             47,562            11,903           15,410
   Derivatives                                                3,337             5,011           (2,370)
   Other invested assets                                     86,501            56,560           32,705
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                            144,303            54,723           92,271

   Federal income tax effect                                (64,520)          (28,158)         (28,274)
   Transfer to interest maintenance reserve                 (27,822)              677          (27,526)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Net realized capital gains on investments           $     51,961      $     27,242     $     36,471
                                                     ======================================================

                                                                     Change in Unrealized
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------

   Bonds                                               $     (1,656)     $     22,332     $    (20,416)
   Preferred stocks                                             263             1,178               39
   Common stocks                                            536,642           328,209           38,992
   Derivatives                                                4,245           (15,902)          27,458
   Other invested assets                                    107,793            94,177           (9,449)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Change in unrealized capital gains(losses)          $    647,287      $    429,994     $     36,624
                                                     ======================================================



Gross unrealized gains and gross unrealized losses on common stock of unaffiliated entities are as follows:

                                                                                   December 31
                                                                             2007              2006
                                                                       ------------------------------------
                                                                       ------------------------------------

   Unrealized gains                                                           $15,332          $35,445
   Unrealized losses                                                           (1,366)          (1,532)
                                                                       ------------------------------------
                                                                       ------------------------------------
   Net unrealized gains                                                       $13,966          $33,913
                                                                       ====================================

During 2007, the Company issued mortgage loans with interest rates ranging from 5.55% to 7.76% for commercial loans and 6.67% to 8.67% for agricultural loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 89%. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 2007 and 2006, respectively, the Company did not hold any impaired loans with a related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2007 and 2006, respectively.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days), and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans nor did the Company recognize any interest income on a cash basis for the years ended December 31, 2007 or 2006. The Company recognized interest income on impaired loans of $494 for the year ended December 31, 2005. Interest income of $495 was recognized on a cash basis for year ended December 31, 2005.


The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

                                                                         Year Ended December 31
                                                                    2007          2006           2005
                                                               --------------------------------------------
                                                               --------------------------------------------

   Balance at beginning of period                                   $      -     $       -       $  9,120
   Additions, net charged to operations                                    -             -              -
   Reduction due to write-downs charged against the allowance
                                                                           -             -         (7,566)
   Recoveries of amounts previously charged off
                                                                           -             -         (1,554)
                                                               --------------------------------------------
                                                               --------------------------------------------
   Balance at end of period                                         $      -     $       -      $       -
                                                               ============================================

During 2005, one loan with a book value of $14,345 was transferred to real estate. No loans were foreclosed or acquired by deed and transferred to real estate during 2007 or 2006. At December 31, 2007 and 2006, the Company held a mortgage loan loss reserve in the AVR of $108,183 and $136,653, respectively.

The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                Geographic Distribution                            Property Type Distribution
   --------------------------------------------------- ----------------------------------------------------
   --------------------------------------------------- ----------------------------------------------------
                                      December 31                                          December 31
                                     2007     2006                                       2007      2006
                                  --------------------                                 --------------------

   South Atlantic                    27%       27%     Office                             27%      27%
   Pacific                           21        22      Apartment                          25       21
   E. North Central                  14        13      Retail                             20       22
   Mountain                          12        10      Industrial                         17       18
   Middle Atlantic                   10        13      Other                              11       12
   W. North Central                   6         7
   W. South Central                   4         3
   E. South Central                   3         3
   New England                        3         2


At December 31, 2007, the Company had recorded investments in restructured securities of $1,576. The capital losses taken as a direct result of restructures in 2007 were $638. The Company did not record any investments in restructured securities at December 31, 2006 and did not take any capital losses as a direct result of restructures for the years ended December 31, 2006 or 2005. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

There were no investments in loans for which an impairment has been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring, as of December 31, 2007 and 2006. There were no commitments to lend additional funds to debtors owing receivables whose terms have been modified in a troubled debt restructuring for either 2007 or 2006.

At December 31, 2007, the Company had ownership interests in 30 Low Income Housing Tax Credit (LIHTC) properties. The remaining years of unexpired tax credits ranged from 2 to 13 and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from 2 to 17 years. The amount of contingent equity commitments expected to be paid during the years 2008 to 2019 is $15,481.

For the year ended December 31, 2007, an impairment of $4,285 was recorded for MP Shoreline Associates, a LIHTC property. The impairment was determined by comparing the current book value to the fair value. The fair value was determined by discounting the anticipated future cash flows. Since the decline in fair value was determined to be other than temporary, the investment in partnership was written down to fair value.

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the




5. Investments (continued)

beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges; consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

Under exchange traded currency futures and options, the Company agrees to purchase a specified number of contracts with other parties and to post a variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange. The Company recognized net realized gains (losses) from futures contracts in the amount of $(1,342), $1,065 and $125 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company may issue foreign denominated assets or liabilities and uses forward rate agreements to hedge foreign currency risk associated with its foreign denominated assets or liabilities. Cash payments and/or receipts represent the difference between market values and those of the contracts.

An interest rate floor provides for the receipt of payments in the event interest rates fall below the strike rates in the contract. The floor is designed to generate cash flows to offset the lower cash flows received on assets during low interest rate environments. The Company may also invest in capped floating rate commercial mortgage loans and use interest rate caps to convert the commercial mortgage loan into a pure floating rate asset in order to meet its overall asset/liability strategy. Interest rate caps provide for the receipt of payments when interest rates rise above the strike rates in the contract. A single premium is paid by the Company at the beginning of the interest rate cap/floor contracts.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. Using the swap market to replicate credit quality enables the Company to enhance the relative values while having the ability to execute larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income. At December 31, 2007 and 2006, the Company had replicated assets with a fair value of $324,282 and $343,880 and credit default swaps with a fair value of $437 and $3,383, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company has recognized no capital losses related to replication transactions.

The Company issues products providing the customer a return based on the S&P 500 indices. The Company uses S&P 500 index futures contracts and/or options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded as income in the financial statements. There were no expenses recognized by the Company for the years ended December 31, 2007 or 2006 from option contracts. The Company recognized expense from options contracts in the amount of $121 for the year ended December 31, 2005.

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of 'A' or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company's behalf. The posted amount is


5. Investments (continued)

equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. At December 31, 2007, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $65,992. At December 31, 2007, the fair value of all contracts, aggregated at counterparty level, with a negative fair value amount to $88,031.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 24 years. At December 31, 2007 and 2006, none of the Company's cash flow hedges have been discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

At December 31, 2007 and 2006, the Company has recorded $17,331 and $14,084, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

The Company did not recognize any unrealized gains and losses during 2007 and 2006 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The Company has pledged securities as collateral for derivative transactions in the amount of $48,037 and $17,797 as of December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Company's outstanding financial instruments with on and off balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                                 Notional Amount
                                                                       ------------------------------------
                                                                             2007              2006
                                                                       ------------------------------------
   Derivative securities Interest rate and currency swaps:
     Receive float-pay float                                              $     198,500      $   313,783
     Receive fixed-pay float                                                  4,619,955        3,876,835
     Receive float-pay fixed                                                  4,070,816        4,631,642
     Receive fixed-pay fixed                                                     94,594           81,195
   Caps                                                                         145,400           35,000


5. Investments (continued)

Open futures contracts at December 31, 2007 and 2006, were as follows:

                                                                         Opening Market      Year-End
       Number of                                                             Value            Market
       Contracts                       Contract Type                                           Value
   --------------------------------------------------------------------------------------------------------

   December 31, 2007
                                          S&P 500
          39                        March 2008 Futures                        $14,379          $14,403

   December 31, 2006
                                          S&P 500
          31                        March 2007 Futures                        $11,045          $11,070

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.


Premiums earned and reserves and claims liability amounts reflect the following reinsurance assumed and ceded amounts:

                                           Ceded/Retroceded to           Assumed from
                                       -------------------------------------------------------
                                       -------------------------------------------------------
                             Direct     Affiliated   Unaffiliated   Affiliated  Unaffiliated      Net
                             Amount      Companies    Companies     Companies     Companies     Amount
                          ---------------------------------------------------------------------------------
   Year ended
     December 31, 2007:
       Premium revenue     $  2,038,914 $    987,444 $    849,696  $   218,399   $  1,723,553 $  2,143,726
                          =================================================================================
                          =================================================================================

   At December 31, 2007:
     Reserves for future
       policy benefits     $18,367,525  $  7,542,424 $  3,164,980  $   594,972   $  4,679,634 $ 12,934,727
     Policy and contract
       claims payable           207,962      166,964      129,831        1,875        416,750      329,792
                          ---------------------------------------------------------------------------------
                          ---------------------------------------------------------------------------------
                           $ 18,575,487 $  7,709,388 $  3,294,811  $   596,847   $  5,096,384 $ 13,264,519
                          =================================================================================
                          =================================================================================
   Year ended
     December 31, 2006:
       Premium revenue     $  2,303,401 $  1,049,122 $    826,156  $     6,348   $  1,529,701 $  1,964,172
                          =================================================================================
                          =================================================================================

   At December 31, 2006:
     Reserves for future
       policy benefits     $17,403,364  $  6,346,320 $  2,838,797  $   331,829   $  4,192,951 $ 12,743,027
     Policy and contract
       claims payable           231,217      107,935      173,235        7,943        344,401      302,391
                          ---------------------------------------------------------------------------------
                          ---------------------------------------------------------------------------------
                           $ 17,634,581 $  6,454,255 $  3,012,032  $   339,772   $  4,537,352 $ 13,045,418
                          =================================================================================
                          =================================================================================
   Year ended
     December 31, 2005:
       Premium revenue     $  2,566,208 $  1,047,890 $    812,737  $     5,924   $  1,329,601 $  2,041,106
                          =================================================================================
                          =================================================================================

   At December 31, 2005:
     Reserves for future
       policy benefits     $ 17,166,531 $  5,761,998 $  2,514,348  $     5,445   $  3,653,590 $ 12,549,220
     Policy and contract
       claims payable           247,906       94,388      187,255       10,863        333,568      310,694
                          ---------------------------------------------------------------------------------
                          ---------------------------------------------------------------------------------
                           $ 17,414,437 $  5,856,386 $  2,701,603  $    16,308   $  3,987,158 $ 12,859,914
                          =================================================================================

Effective December 31, 2007, the Company entered into a reinsurance agreement with Transamerica Life Insurance Company (TLIC), an affiliate, to cede certain universal life business that includes certain policies that originated on Transamerica Life (Bermuda) Ltd. (TLB), a direct wholly-owned subsidiary of the Company. Universal life secondary guarantee reserves ceded were $143,515, resulting in a pre-tax gain of $143,515 that has been recorded directly to unassigned surplus on a net of tax basis.

During 2007, the Company entered into an agreement with Transamerica International Re (Bermuda) Ltd. (TIRe), an affiliate, to retrocede certain life insurance policies issued by Seguros Argos, S.A. de C.V., effective January 1, 2007. The Company received consideration of $21,955, resulting in an initial transaction pre-tax gain of $21,955. The net of tax gain was recorded directly to unassigned surplus on a net of tax basis. During 2007, the Company amortized $2,925 on a pre-tax basis into earnings with a corresponding charge to unassigned surplus.

Effective October 1, 2007, the Company recaptured the risks related to specified blocks of policies that were previously retroceded to TIRe. The consideration received was $59,744 and life and claim reserves recaptured were $358,102 and $7,900, respectively. This resulted in a pre-tax loss on the statutory income statement of $306,258. The Company subsequently entered into an indemnity retrocession agreement with Transamerica International Re (Ireland) Ltd (TIRI), an affiliate, to retrocede specific blocks of policies ceded to the Company. The consideration that was given in the transaction was $59,744 and the life and claim reserves ceded were $358,102 and $7,900, respectively. This resulted in a pre-tax gain on a statutory basis of $306,258 that was recorded directly to unassigned surplus on a net of tax basis.

The Company entered into an agreement effective December 30, 2006 to recapture a block of in force term life business that was ceded to Transamerica Pacific Insurance Company, Ltd. The consideration received was $37,614. Reserves recaptured included $223,404 of life reserves and $5,400 of claim reserves resulting in a pre-tax loss of $191,190, which has been included in the statement of operations.

The Company entered into an agreement effective December 30, 2006 to recapture a block of in force universal life business that was ceded to Transamerica Pacific Insurance Company, Ltd. The recapture consideration received was $635,128 for assets held related to the block; the recapture fee paid was $45,334 for a net consideration received of $589,794. Reserves recaptured included $678,272 of life reserves and $927 of claim reserves resulting in a pre-tax loss of $89,405, which has been included in the statement of operations.

6. Reinsurance (continued)

The Company entered into an agreement effective December 31, 2006, to allow TIRI to recapture a retrocession agreement whereby the Company assumed mortality risks on a block of in force universal life business which subsequently allowed the Company to recapture the entire universal life contract ceded to TIRI. The recapture consideration paid was $1,245, and reserves recaptured were $4,562, for a net pre-tax gain of $3,317. Subsequent to the transaction, the Company entered into an agreement to recapture the universal life business ceded to TIRI effective December 31, 2006. The recapture consideration received was $361,986; a recapture fee of $11,400 was paid for a net consideration of $350,586. Reserves recaptured included $804,865 of life reserves and $1,152 of claim reserves, resulting in a pre-tax loss of $455,431, which is included in the statement of operations.

TLB acquired the direct liability to the policyholder through a court order from the Hong Kong Special Administrative Region Court, effective December 31, 2006, for most of the business issued from TOLIC's branch in Hong Kong. TLB also acquired the direct liability to the policyholder through a court order from the High Court of the Republic of Singapore, effective December 31, 2006 for all business issued from TOLIC's branch in Singapore. The novation of the contracts was approved by the Iowa Insurance Department and all policyholder liabilities were transferred to TLB. All balances assumed by TLB were reflected as direct adjustments to the balance sheet. As the transfer occurred between affiliated companies no gain or loss was recognized, and the difference between the assets transferred and the statutory liabilities assumed in the amount of $78,993 was recorded as goodwill and will be amortized into operations over the life of the business, not to exceed ten years. Below is a summary of the net policyholder liabilities and assets transferred:

Invested assets/cash transferred                              $1,004,909
Reinsurance recoverable                                              178
Due premiums                                                         396
Due premiums ceded                                                (1,502)
Deferred premiums                                                    576
Policy loans                                                       7,276
Policyholder life reserves                                      (928,481)
Policyholder premium deposit and dividend accumulations           (1,025)
Life claim reserves                                               (3,200)
Advance premiums                                                    (134)
                                                        ------------------
                                                        ------------------
Net impact of transfer to subsidiary - goodwill            $      78,993
                                                        ==================

Goodwill in the amount of $9,274 was amortized during 2007 related to this transaction. TLB is valued on a U.S. statutory basis and includes a deferred gain liability of a similar amount to the goodwill reflected in the financials of the Company.

Subsequent to the novation of the Hong Kong and Singapore business the Company entered into a reinsurance agreement to assume certain risks related to the in force block from TLB effective December 31, 2006. The initial premium received was $261,418, reserves assumed included $328,985 of life reserves and $258 of claim reserves, resulting in a pre-tax loss of $67,825, which is included in the statement of operations.

Effective December 31, 2006, the Company entered into a reinsurance agreement with LIICA Re II, Inc., an affiliate, to cede term and universal life business. The initial premium paid was $120,000. Reserves ceded included $212,319 of term life reserves, $834,446 of universal life secondary guarantee reserves, $1,067 of claim reserves and $5,911 of miscellaneous policyholder assets, resulting in a pre-tax gain of $921,921 that was recorded directly to unassigned surplus on a net of tax basis. During 2007, the Company amortized $1,321 on a net of tax basis into earnings with a corresponding charge to unassigned surplus.

Effective December 31, 2006, the Company recaptured a block of in force term life business that was ceded to TIRe. The recapture premium received was $86,705; the commission expense allowance paid was $43,730, for a net consideration received of $42,975. Reserves recaptured included $286,151 of life reserves and $16,892 of claim reserves, resulting in a pre-tax loss of $260,068, which has been included in the statement of operations.



6. Reinsurance (continued)

Subsequent to the recapture, the Company entered into a reinsurance agreement with LIICA Re I, an affiliate, to retrocede term life business effective December 31, 2006. The initial premium paid was $77,479, offset by the commission expense received of $42,022, for a net consideration of $35,457. Reserves ceded included $256,795 of life reserves and $13,146 of claim reserves, resulting in a pre-tax gain of $234,484 that was recorded directly to unassigned surplus on a net of tax basis.

Effective January 1, 2007, the Company recaptured the risks related to specified blocks of policies that were previously retroceded to TIRe. The recapture premium received was $9,677 and the commission expense allowance paid was $15,357 for a net consideration paid of $5,680. Reserves recaptured included $81,657 in life reserves and $457 in claim reserves resulting in a pre-tax loss of $87,793 which has been included in the statement of operations. The Company subsequently entered into an indemnity retrocession agreement with LIICA Re I to retrocede specific blocks of policies ceded to the Company. Net consideration received by the Company was $16,006 and the life and claim reserves ceded were $81,657 and $457, respectively. This resulted in a pre-tax gain of $98,119 that was recorded directly to unassigned surplus on a net of tax basis. During 2007, the Company amortized $7,220 on a net of tax basis into earnings with a corresponding charge to unassigned surplus.

During 2005, the Company executed novation agreements associated with 13 reinsurance treaties originally assumed by TIRe. As a result of the novations, $174,925 of statutory reserves were assumed. Subsequently, the Company entered into a reinsurance agreement to cede these risks back to TIRe. These transactions occurred with no gain or loss in the statement of operations or capital and surplus.

Effective December 31, 2005, the Company recaptured the risks related to the universal life business that was previously ceded to TIRI. The consideration that was given in the transaction was $288,500 and the reserves recaptured were $566,600. This resulted in a pre-tax loss on the statutory income statement of $278,100. In addition, the Company recaptured the risks related to the term business that was ceded to TIRe. The consideration received in the transaction was $125,400, the commission expense allowance paid was $84,000 and the reserves recaptured were $508,200. This resulted in a pre-tax loss on the statutory basis statement of operations of $466,800. The Company subsequently entered into a reinsurance agreement with Stonebridge Reinsurance Company, an affiliate, to cede the term business and the secondary guarantee related to the universal life business. The consideration that was given in the transaction was $103,900, the commission expense allowance received was $67,400 and the reserves


6. Reinsurance (continued)

ceded were $832,400 ($508,200 term and $324,200 secondary guarantee). This resulted in a pre-tax gain on a statutory basis of $795,900 that was recorded directly to unassigned surplus on a net of tax basis and will be amortized back into earnings based upon contract experience.

During 2001, the Company novated certain traditional life insurance contracts to Transamerica Financial Life Insurance Company (TFLIC), an affiliate, via an assumption reinsurance transaction. Under the terms of this agreement, a significant portion of the future statutory-basis profits from the contracts assumed by TFLIC will be passed through to the Company as an experience rated refund. The Company recorded a deferred liability of $14,281 as a result of this transaction, which has an unamortized balance of $12,848 at December 31, 2007. The accretion of the deferred liability was $1,433 for 2007, 2006 and 2005.

During 2001, the Company entered into a reinsurance transaction with TIRe. Under the terms of this transaction, the Company ceded the obligation of future guaranteed minimum death benefits included in certain of its variable annuity contracts. The gain on the transaction of $28,967 was credited directly to unassigned surplus on a net of tax basis. Subsequent to the initial gain, the Company amortized $1,883 for each of the years ended December 31, 2007 and 2006, into earnings with a corresponding charge to unassigned surplus. At December 31, 2007, the Company holds collateral from this affiliate in the form of letters of credit of $427,484, covering this reinsurance agreement and others.

The Company reports a reinsurance deposit receivable of $120,582 and $112,956 as of December 31, 2007 and 2006, respectively. In 1996, the Company entered into a reinsurance agreement with Berkshire Hathaway where, for a net consideration of $59,716, the Company ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993. Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit. The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

7. Income Taxes

The main components of deferred income tax amounts are as follows:

                                                                            December 31
                                                                       2007             2006
                                                                ------------------------------------
                                                                -------------------
   Deferred income tax assets:
     Non-admitted assets                                           $    33,466         $  32,071
     Provision for contingent experience rated refund                    7,743             8,139
     Derivatives                                                        12,283             3,933
     Partnerships                                                       42,950                 -
     Tax basis deferred acquisitions costs                             216,772           204,561
     Reserves                                                          237,150           241,052
     Unrealized capital losses                                          28,103            21,572
     ss.807(f) assets                                                    7,084             9,343
     Deferred intercompany losses                                       18,283            18,283
     Investment in controlled foreign company                           91,874            76,240
     Other                                                              37,512            39,450
                                                                ------------------------------------
                                                                ------------------------------------
   Total deferred income tax assets                                    733,220           654,644

     Deferred income tax assets non-admitted                           256,592           290,618
                                                                ------------------------------------
                                                                ------------------------------------
   Admitted deferred income tax assets                                 476,628           364,026

   Deferred income tax liabilities:
     Partnerships                                                      196,774            93,379
     Agent deferred compensation                                        23,499            22,476
     Real estate                                                        21,737            31,551
     ss.807(f) liabilities                                              10,590            12,179
     Separate account seed money                                         2,853             2,853
     Unrealized capital gains                                           37,580            44,359
     Deferred intercompany gains                                        20,983            20,857
     PGAAP income                                                       24,402            27,648
     Other                                                               6,184             8,838
                                                                ------------------------------------
                                                                ------------------------------------
   Total deferred income tax liabilities                               344,602           264,140
                                                                ------------------------------------
                                                                ------------------------------------
   Net admitted deferred income tax asset                          $   132,026       $    99,886
                                                                ====================================




The change in net deferred income tax assets and deferred income tax assets are as follows:
                                                              December 31
                                                  --------------------------------------------------------
                                                         2007              2006             Change
                                                  --------------------------------------------------------
                                                  --------------------------------------------------------

   Total deferred income tax assets                 $     733,220      $     654,644    $      78,576
   Total deferred income tax liabilities                  344,602            264,140           80,462
                                                  --------------------------------------------------------
                                                  --------------------------------------------------------
   Net deferred income tax asset                    $     388,618      $     390,504           (1,886)
                                                  =====================================
                                                  =====================================
   Tax effect of unrealized gains (losses)                                                     24,190
                                                                                      --------------------
                                                                                      --------------------
   Change in net deferred income tax                                                    $      22,304
                                                                                      ====================

                                                              December 31
                                                  --------------------------------------------------------
                                                         2006              2005             Change
                                                  --------------------------------------------------------
                                                  --------------------------------------------------------

   Total deferred income tax assets                 $     654,644      $     608,768    $      45,876
   Total deferred income tax liabilities                  264,140            249,472           14,668
                                                  --------------------------------------------------------
                                                  --------------------------------------------------------
   Net deferred income tax asset                    $     390,504      $     359,296           31,208
                                                  =====================================
                                                  =====================================
   Tax effect of unrealized gains (losses)                                                     38,412
                                                                                      --------------------
                                                                                      --------------------
   Change in net deferred income tax                                                    $      69,620
                                                                                      ====================

Non-admitted deferred income tax assets increased (decreased) $(52,862) and $49,218 for the years ended December 31, 2007 and 2006, respectively.



Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to gain (loss) from operations before federal income tax expense (benefit) and net realized capital gains
(losses) on investments for the following reasons:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
   Income tax expense (benefit) on operational             $  16,893       $(148,131)          $(54,197)
     gains and capital gains (losses) on
     investments computed at the federal statutory
     rate (35%)
       Agent deferred compensation                          (1,023)           (1,605)             236
       Controlled foreign corporation income - TA
         Life Bermuda                                       15,633             3,483                -
       Deferred acquisition costs - tax basis               12,211            35,573           26,033
       Dividends received deduction                         (2,283)           (2,073)          (2,415)
       IMR amortization                                     (7,180)           (7,472)          (7,709)
       Investment income items                               7,715            (8,293)         (31,487)
       Limited partnership book/tax difference             (17,771)          (15,675)          (7,185)
       Prior year under (over) accrual                       7,061           (36,883)          94,218
       Earnings from affiliated LLC                          1,113             2,967            3,520
       Reinsurance adjustments                             127,507           256,777          176,144
       Tax credits                                         (30,699)          (29,553)         (20,784)
       Tax reserve valuation                                (4,391)          (11,637)          24,666
       Other                                                (6,356)            1,304           (4,052)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Federal income tax expense on operations and            118,430            38,782          196,988
     capital gains (losses) on investments
   Less tax (benefit) on capital gains (losses)             64,520            28,158           28,274
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Total federal income tax expense                       $   53,910      $    10,624         $168,714
                                                     ======================================================

The total statutory income taxes are computed as follows:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
   Federal income tax expense on operations and            $118,430        $   38,782         $196,988
     capital gains (losses) on investments
   Change in net deferred income taxes                      (22,304)          (69,620)          55,353
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Total statutory income taxes                             $96,126         $ (30,838)        $252,341
                                                     ======================================================







7. Income Taxes (continued)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with other affiliated companies. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that current credit for tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income. A tax return has not yet been filed for 2007.

Income taxes incurred during 2007, 2006 and 2005 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses is $327,937, $244,223 and $137,713 respectively.

The amount of tax contingencies calculated for the Company as of December 31, 2007 and December 31, 2006 is $29,410. The total tax contingencies represent the amount that, if recognized, would affect the effective income tax rate in future periods. It is reasonably possible that a portion of the tax contingencies may decrease within twelve months of the reporting date. This possibility arises from a controversy currently at the IRS appellate division that may be settled within the next 12 months. At this time, an estimate of this possible decrease cannot be made. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company's interest expense related to income taxes is $3,448 and $1,612 for December 31, 2007 and December 31, 2006 respectively. The Company recorded no liability for penalties.

The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 2000. The examination for the years 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. An examination is underway for 2005 and 2006.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the "policyholders' surplus account" (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA in the amount of


7. Income Taxes (continued)

$117,701 was made in 2005, reducing the balance in the PSA to zero. Due to US tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 were deemed to come first out of the PSA and are not taxed. There was no reduction to net earnings due to this distribution.

8. Policy and Contract Attributes

A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relates to liabilities established on a variety of the Company's annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

                                                                     December 31
                                                         2007                            2006
                                            ------------------------------- -------------------------------
                                                Amount         Percent          Amount         Percent
                                            ------------------------------- -------------------------------
   Subject to discretionary withdrawal with adjustment:
       With market value adjustment         $  2,715,162          14%        $  3,303,542        17%

       At book value less surrender charge         365,438         2               377,020         2
       At fair value                             1,881,818        10             2,004,697        11
                                            ------------------------------- -------------------------------
                                            ------------------------------- -------------------------------
   Total with adjustment or at market value      4,962,418        26             5,685,259        30
   Subject to discretionary withdrawal
     without adjustment                            689,184         4               805,485         4
   Not subject to discretionary withdrawal
     provision                                  13,245,572        70            12,639,876        66
                                            ----------------                ----------------
                                                           ----------------                ----------------
   Total annuity reserves and deposit           18,897,174       100%           19,130,620       100%
     liabilities
                                                           ================                ================
   Less reinsurance ceded                       (2,733,627)                     (2,900,660)
                                            ----------------
                                                                            ----------------
   Net annuity reserves and deposit            $16,163,547                     $16,229,960
     liabilities
                                            ================                ================

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at estimated fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.




8. Policy and Contract Attributes (continued)

The Separate Account includes funds related to variable annuities of a nonguaranteed nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets and liabilities of the accounts are carried at fair value.

Information regarding the separate accounts of the Company is as follows:

                                    Guaranteed    Nonindexed    Nonindexed   Nonguaranteed      Total
                                                                Guaranteed
                                                  Guaranteed       More         Separate
                                     Indexed     Less Than 4%    Than 4%        Accounts
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
   Premiums, deposits and other      $      -      $     853     $ 574,226     $    24,240    $  599,319
     considerations for the year
     ended December 31, 2007
                                  =========================================================================
                                  =========================================================================

   Reserves for accounts with
     assets at fair value as of
     December 31, 2007               $    997      $  97,270     $ 635,878     $ 1,809,575    $2,543,720
                                  =========================================================================

   Reserves by withdrawal
     characteristics as of
     December 31, 2007:
       At fair value                 $      -      $       -     $       -     $ 1,765,085    $1,765,085
       Not subject to
         discretionary withdrawal         997         97,270       635,878          44,490       778,635
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
                                     $    997      $  97,270     $ 635,878     $ 1,809,575    $2,543,720
                                  =========================================================================
                                  =========================================================================

   Reserves for separate accounts by withdrawal characteristics at December 31,
     2007:
     Subject to discretionary
       withdrawal:
       With market value
       adjustment                    $      -      $       -     $       -     $         -    $        -
       At book value without
         market value adjustment
         and with current
         surrender charge of 5%
         or more                            -              -             -               -             -
       At fair value                        -              -             -       1,765,085     1,765,085
       At book value without
         market value adjustment
         and with current
         surrender charge of
         less than 5%                       -              -             -               -             -
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Subtotal                               -              -             -       1,765,085     1,765,085
     Not subject to
       discretionary withdrawal           997         97,270       635,878          44,490       778,635
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Total separate account          $    997      $  97,270     $ 635,878     $ 1,809,575    $2,543,720
       liabilities at December
       31, 2007
                                  =========================================================================


8. Policy and Contract Attributes (continued)

                                    Guaranteed    Nonindexed    Nonindexed   Nonguaranteed      Total
                                                                Guaranteed
                                                  Guaranteed       More         Separate
                                     Indexed     Less Than 4%    Than 4%        Accounts
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
   Premiums, deposits and other     $     4,878   $    2,877    $  160,623    $    30,023     $  198,401
     considerations for the year
     ended December 31, 2006
                                  =========================================================================
                                  =========================================================================

   Reserves for accounts with
     assets at fair value as of
     December 31, 2006              $    30,198   $  194,062    $  237,420    $ 1,909,855     $2,371,535
                                  =========================================================================

   Reserves by withdrawal
     characteristics as of
     December 31, 2006:
       At fair value                $         -   $        -    $        -    $ 1,870,494     $1,870,494
       Not subject to
         discretionary withdrawal        30,198      194,062       237,420         39,361        501,041
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
                                    $    30,198   $  194,062    $  237,420    $ 1,909,855     $2,371,535
                                  =========================================================================
                                  =========================================================================

   Reserves for separate accounts by withdrawal characteristics at December 31,
     2006:
     Subject to discretionary
       withdrawal:
       With market value
       adjustment                   $         -   $        -    $        -    $         -     $        -
       At book value without
         market value adjustment
         and with current
         surrender charge of 5%
         or more                              -            -             -              -              -
       At fair value                          -            -             -      1,870,494      1,870,494
       At book value without
         market value adjustment
         and with current
         surrender charge of
         less than 5%                         -            -             -              -              -
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Subtotal                                 -            -             -      1,870,494      1,870,494
     Not subject to
       discretionary withdrawal          30,198      194,062       237,420         39,361        501,041
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Total    separate     account  $    30,198   $  194,062    $  237,420    $ 1,909,855     $2,371,535
       liabilities   at   December
       31, 2006
                                  =========================================================================






8. Policy and Contract Attributes (continued)

                                                                Nonindexed
                                                  Nonindexed    Guaranteed   Nonguaranteed
                                    Guaranteed    Guaranteed       More         Separate
                                     Indexed     Less Than 4%    Than 4%        Accounts        Total
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
   Premiums, deposits and other     $   1,022     $  201,736    $   84,839    $     34,813    $  322,410
     considerations for the year
     ended December 31, 2005
                                  =========================================================================
                                  =========================================================================

   Reserves for accounts with
     assets at fair value as of
     December 31, 2005              $  76,476     $  542,004    $  169,358    $  1,942,392    $2,730,230
                                  =========================================================================

   Reserves by withdrawal
     characteristics as of
     December 31, 2005:
       At fair value                $       -     $        -    $        -    $  1,904,124    $1,904,124
       Not subject to
         discretionary withdrawal      76,476        542,004       169,358          38,268       826,106
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
                                    $  76,476     $  542,004    $  169,358    $  1,942,392    $2,730,230
                                  =========================================================================
                                  =========================================================================

   Reserves for separate accounts by withdrawal characteristics at December 31,
     2005:
     Subject to discretionary
       withdrawal:
       With market value
       adjustment                   $       -     $        -    $        -    $          -    $        -
       At book value without
         market value adjustment
         and with current
         surrender charge of 5%
         or more                            -              -             -               -             -
       At fair value                        -              -             -       1,904,124     1,904,124
       At book value without
         market value adjustment
         and with current
         surrender charge of
         less than 5%                       -              -             -               -             -
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Subtotal                               -              -             -       1,904,124     1,904,124
     Not subject to
       discretionary withdrawal        76,476        542,004       169,358          38,268       826,106
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Total    separate     account  $  76,476     $  542,004    $  169,358    $  1,942,392    $2,730,230
       liabilities   at   December
       31, 2005
                                  =========================================================================



A reconciliation of the amounts transferred to and from the Company's separate accounts is presented below:
                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
   Transfer as reported in the summary of operations of the separate accounts statement:

       Transfers to separate accounts                $        24,877        $   30,023       $   34,812
       Transfers from separate accounts                      306,751           251,518          290,561
                                                     ------------------------------------------------------
   Net transfers from separate accounts                     (281,874)         (221,495)        (255,749)
   Other reconciling adjustments                              (4,249)               73             (525)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Net transfers as reported in the statements          $   (286,123)        $(221,422)       $(256,274)
     of operations
                                                     ======================================================

A reclassification was made to the amounts previously reported to the Insurance
Division, Department of Commerce, State of Iowa in the 2007 Annual Statement, to move $189 from net transfers to separate accounts to reserve adjustments on reinsurance ceded within the Statement of Operations, which also affected the reconciliation of net transfers to or from separate accounts as reflected in the notes to financials. This reclassification had no impact on net income.

Reserves on certain of the Company's traditional life insurance products are computed using mean reserving methodologies. The Company moved to a continuous reserve methodology from a mean reserve method on certain products. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2007 and 2006, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                           Gross            Loading            Net
                                                     ------------------------------------------------------
   December 31, 2007
   Life and annuity:
     Ordinary first-year business                       $    18,461       $      102       $     18,359
     Ordinary renewal business                              448,991            9,470            439,521
     Group life direct business                              27,282                -             27,282
     Reinsurance ceded                                     (194,866)               -           (194,866)
                                                     ------------------------------------------------------
                                                            299,868            9,572            290,296
   Accident and health                                      (46,642)               -            (46,642)
                                                     ------------------------------------------------------
                                                       $    253,226      $     9,572      $     243,654
                                                     ======================================================
8. Policy and Contract Attributes (continued)

                                                           Gross            Loading            Net
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   December 31, 2006
   Life and annuity:
     Ordinary first-year business                         $  77,441        $     126          $  77,315
     Ordinary renewal business                              413,485           10,187            403,298
     Group life direct business                               3,828                -              3,828
     Reinsurance ceded                                     (171,071)               -           (171,071)
                                                     ------------------------------------------------------
                                                            323,683           10,313            313,370
   Accident and health                                       11,187                -             11,187
                                                     ------------------------------------------------------
                                                           $334,870          $10,313           $324,557
                                                     ======================================================

At December 31, 2007 and 2006, the Company had insurance in force aggregating $333,883,262 and $273,530,416, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $621,198 and $589,996 to cover these deficiencies at December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Company had variable annuities with minimum guaranteed income benefits as follows:

          Benefit and Type of Risk                             Subjected    Amount of Reserve    Reinsurance
                                                                                               Reserve Credit
   Year                                                      Account Value         Held
   -------------------------------------------------------------------------------------------------------------
   2007   Minimum Guaranteed Income Benefit                     $1,468,917         $196,485         $120,374
   2006   Minimum Guaranteed Income Benefit                     $1,612,235         $335,827         $208,398


For Variable Annuities with Guaranteed Living Benefits (VAGLB), the Company complies with Actuarial Guideline 39. This guideline defines a two step process for the determination of VAGLB reserves. The first step is to establish a reserve equal to the accumulated VAGLB charges for the policies in question. The second step requires a standalone asset adequacy analysis to determine the sufficiency of these reserves. This step has been satisfied by projecting 30 years into the future along 1,000 stochastic variable return paths using a variety of assumptions as to VAGLB charges, lapse, withdrawal, annuitization and death. The results of this analysis are discounted back to the valuation date and compared to the accumulation of fees reserve to determine if an additional reserve needs to be established.


8. Policy and Contract Attributes (continued)

At December 31, 2007 and 2006, the Company had variable annuities with minimum guaranteed death benefits as follows:

                                                                                                 Reinsurance
                                                               Subjected     mount of Reserve  Reserve Credit
   Year   Benefit and Type of Risk                           Account Value  A      Held
   -------------------------------------------------------------------------------------------------------------
   -------------------------------------------------------------------------------------------------------------
   2007   Minimum Guaranteed Death Benefit                    $ 10,115,886         $474,945         $263,952
   2006   Minimum Guaranteed Death Benefit                    $ 11,245,800         $608,816         $350,618

For Variable Annuities with Minimum Guaranteed Death Benefits (MGDB), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company's divisional actuaries using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2007 and 2006 was $1,286 and $1,274, respectively. The Company incurred $452 and paid $440 of claim adjustment expenses in the current year, of which $376 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the provision for insured events of prior years.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts.








9. Securities Lending

The Company participates in two agent-managed securities lending programs. Under the first program, the Company receives collateral equal to 102% of the fair market value of the loaned securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair market value of the loaned security. At December 31, 2007 and December 31, 2006, respectively, securities in the amount of $543,195 and $621,756 were on loan under security lending agreements and the collateral the Company received was in the form of cash in this program.

Under the second program, the Company receives collateral equal to 102/105% of the fair market value of the loaned securities as of the transaction date for domestic/international securities, respectively. The counterparty is mandated to deliver additional collateral if the fair value of the collateral is at any time less than 100% of the fair value of the loaned securities. This additional collateral, along with the collateral already held in connection with the lending transaction, must then be at least equal to 102/105% of the fair value of the loaned domestic/international securities, respectively. Except for the amount of $54,132 as of December 31, 2007, the program requirements restrict the collateral from rehypothecation by any party involved in the transaction and has minimum limitations related to credit worthiness, duration and borrower levels. At December 31, 2007 and December 31, 2006, respectively, securities in the amount of $68,642 and $64,801 were on loan under security lending agreements as part of this program. Liabilities are recorded with respect to the cash collateral received in connection with the securities on loan when it is available for the general use of the Company. Liabilities were recorded in the amount of $76,806 and $72,132, at December 31, 2007 and 2006, respectively.

10.      Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company's statutory surplus as of the preceding December 31, or (b) the Company's statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2008, without the prior approval of insurance regulatory authorities, is $357,034.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

11.      Capital Structure

The Company has 1,103,466 shares of preferred stock issued and outstanding. The par value of the preferred stock is $12.50 per share. Holders of the preferred shares shall be entitled to receive dividends equal to the amount of income generated from a segregated pool of assets, including cash, cash equivalents, mortgages and debt securities and these dividends are cumulative in nature. Holders of the shares of preferred stock have no right to cause mandatory or optional redemption of the shares. As of December 31, 2007, cumulative unpaid dividends relating to the preferred shares were $1,596. There were no cumulative unpaid dividends relating to preferred shares at December 31, 2006.

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

During 2006 and 2005, the Company sold $592 and $9,029, respectively, of agent balances without recourse to an affiliated entity. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliate company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and thus retains such balances as non-admitted receivables. Receivables in the amount of $23,781 and $17,261 were non-admitted as of December 31, 2007 and 2006, respectively.

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities (continued)

The Company has recorded liabilities of $270,370 and $455,262 for municipal reverse repurchase agreements as of December 31, 2007 and 2006, respectively. The reverse repurchase agreements are collateralized securities with book values of $295,517 and $499,775 as of December 31, 2007 and 2006, respectively. These securities have maturity dates that range from 2010 to 2029 and have a weighted average interest rate of 7.60%.

There were no dollar reverse repurchase agreements at December 31, 2007. At December 31, 2006, securities with a book value of $309,458 and a market value of $310,032 were subject to dollar reverse repurchase agreements. The Company has no outstanding liability for borrowed money due to participation in dollar reverse repurchase agreements at December 31, 2007 and $312,669 at December 31, 2006.

13. Pension Plan and Other Postretirement Benefits

The Company's employees participate in a qualified benefit plan sponsored by AEGON USA, Inc. (AEGON), an affiliate. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $4,297, $4,142 and $3,616, for the years ended December 31, 2007, 2006 and 2005, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary.






13. Pension Plan and Other Postretirement Benefits (continued)

Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Benefits expense of $2,491, $2,328 and $2,136 were allocated for the years ended December 31, 2007, 2006 and 2005, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company's allocation of expense for these plans for each of the years ended December 31, 2007, 2006 and 2005 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for individuals employed and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $371, $248 and $349 related to these plans for the years ended December 31, 2007, 2006 and 2005, respectively.

14. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

The Company is party to a cost sharing agreement between AEGON USA, Inc. companies, providing for services needed. The Company is also party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company's mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2007, 2006 and 2005, the Company paid $67,022, $71,245 and $62,683, respectively, for these services, which approximates their costs to the affiliates. During 2006, the Company executed an administration service agreement with Transamerica Fund Advisors, Inc. to provide administrative services to the AEGON/Transamerica Series Trust.

On December 19, 2007, the Company paid a $50,627 dividend to its preferred shareholder, Transamerica and a $149,373 dividend to its common shareholder as of that date, TSC. On December 13, 2006, the Company paid a $54,068 dividend to its preferred shareholder as of that date, Scottish Equitable. On December 8, 2005, the Company paid a $193,048 dividend to its common stockholder, TSC, and a $106,952 dividend to its preferred shareholder, Scottish Equitable Finance Limited.

On December 19, 2006, based on approval from the Insurance Division, Department of Commerce, of the State of Iowa, the Company redeemed the surplus note it held with Transamerica Corporation. During 2002, the Company received $200,000 from Transamerica Corporation in exchange for surplus notes. These notes were due 20 years from the date of issuance and were subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. Additional information related to the surplus notes at December 31, 2006 is as follows:


  December 31, 2006
-----------------------------------------------------------------------------------------------------
                                  Original              Interest Paid   Total            Date
                       Interest    Amount     Current   Current Year   Interest
     Date Issued         Rate     of Notes     Value                     Paid    Redeemed
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

September 30, 2002       6.0%     $ 200,000     $ -       $ 11,633       $ 47,633  December 19, 2006

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. At December 31, 2007 and 2006, the Company reported a net amount of receivables from affiliates of $83,638 and $73,821, respectively. Terms of settlement require that these amounts be settled within 90 days. As of December 31, 2007, the Company has five short-term notes receivable. There are notes from the following companies: Transamerica Corporation, in the amount of $56,300 which is due on or before November 28, 2008; two notes from TIRe in the amounts of $8,900 and $100 which are due by December 10, 2008 and December 23, 2008, respectively; AEGON USA, Inc., in the amount of $295,000 which is due on or before December 27, 2008; and Transamerica Life Insurance Company in the amount of 42,500 which is due on or before December 30, 2008. The Transamerica Corporation note bears interest at 4.72%, while the other four notes bear interest at 4.75%. These notes are reported as short-term investments. The Company has two short-term notes payable to Monumental Life Insurance Company of $26,300 and $47,100 outstanding at December 31, 2007. These notes are due by October 22, 2008 and October 23, 2008, respectively, and bear interest at 5.05%. During 2007, 2006 and 2005 the Company received (paid) net interest of $2,053, $(5,414) and $2,033, respectively, to affiliates.

15. Commitments and Contingencies

The Company has contingent commitments for $339,073 and $491,486 as of December 31, 2007 and 2006, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $15,481 and $29,312, respectively.

At December 31, 2007 and 2006, the Company has mortgage loan commitments of $108,081 and $289,635, respectively.

At December 31, 2007 and 2006, the Company has private placement commitments outstanding of $59,474 and $70,920, respectively.

The net amount of securities being sold on a "to be announced" (TBA) basis was $116,510 as of December 31, 2007. There were no securities acquired or sold on a TBA basis as of December 31, 2007.

The Company may pledge assets as collateral for transactions involving funding agreements. At December 31, 2007 and 2006, the Company has pledged invested assets with a carrying amount of $163,758 and $144,384, respectively, and fair value of $160,357 and $141,906, respectively, in conjunction with these transactions.

Assets in the amount of $2,767,511 and $2,028,003 as of December 31, 2007 and 2006, respectively, were pledged as collateral in conjunction with funding agreements associated with the Federal Home Loan Bank.

The Company has provided a guarantee for the performance of an affiliated noninsurance entity that was involved in a guaranteed sale of investments in low-income housing tax credit partnerships. These partnerships are majority owned by a noninsurance subsidiary of the Company for which a third party is the primary investor. The balance of the investor's capital account covered by this transaction is $15,752 as of December 31, 2007. The nature of the obligation is to provide the investor with a minimum guaranteed annual and cumulative return on their contributed capital. The Company is not at risk for changes in tax law or the investor's inability to fully utilize tax benefits. Accordingly, the Company believes the likelihood of having to make material payments under the guarantee is remote.

The Company serves as guarantor for an affiliate's guaranties of the principal value of loans made to entities which invest in certain investment funds. There was no notional amount associated with these guarantees as of December 31, 2007. The investment funds' assets are restricted based on established investment guidelines and are required, upon a decline in value below a formula based threshold, to either replace the assets with fixed income instruments or sell assets and pay down the loan in order to minimize the guarantor's principal protection liability. There are no expected payments associated with these guarantees.

At December 31, 2007, the Company had entered into multiple agreements with notional amounts of $643,923 for which it was paid a fee to provide credit enhancements and standby liquidity asset purchase agreements. The Company believes the chance of draws or other performance features being exercised under these agreements is minimal.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company's balance sheet. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $6,174 and $6,175 at December 31, 2007 and 2006, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $261, $260 and $(11,023), for the years ended December 31, 2007, 2006 and 2005, respectively.

In the normal course of business, the Company has obtained letters of credit of $330,543 for the benefit of non affiliated companies that have reinsured business to the Company where the ceding companies' state of domicile does not recognize the Company as an authorized reinsurer.

The Company has also provided a guarantee for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. There are no expected payments associated with this guarantee.

15. Commitments and Contingencies (continued)

The Company is party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion that damages arising from such demands will not be material to the Company's financial position.

16. Leases

The Company leases office buildings under various noncancelable operating lease agreements. At December 31, 2007, the future minimum aggregate rental commitments are as follows:

        Year ending December 31:
          2008                                              $  9,233
          2009                                                9,943
          2010                                                8,798
          2011                                                8,599
          2012                                                6,909
          Thereafter                                         34,165

The Company, both on its own and through its holdings in two LLCs, Transamerica Realty Investment Properties, LLC and Transamerica Pyramid Properties, LLC, owns buildings that are rented out to others. Future minimum lease payment receivables under noncancelable leasing arrangements as of December 31, 2007 are as follows:

        Year ending December 31:
          2008                                             $  29,950
          2009                                               26,220
          2010                                               24,360
          2011                                               21,802
          2012                                               14,660
          Thereafter                                         20,408

17. Reconciliation of Capital and Surplus

The following table reconciles capital and surplus as reported in the Annual Statement filed with the Insurance Division, Department of Commerce, of the State of Iowa to the amounts reported in the accompanying financial statements:

                                                           December 31, 2005
                                                         -----------------------
                                                         -----------------------
                                                           Total Capital and
                                                                Surplus
                                                         -----------------------
                                                         -----------------------
   Amounts reported in the Annual Statement                          $2,132,653
   Adjustment for affiliated common stock valuation                     478,102
                                                         -----------------------
                                                         -----------------------
   Amounts reported herein                                           $2,610,755
                                                         =======================

There were no reconciling items at December 31, 2007 and 2006 for the years then ended.

18. Event (Unaudited) Subsequent to the Date of the Report of Independent Public Accounting Firm

On June 13, 2008, the board of directors of the Company approved the merger of the Company into Transamerica Life Insurance Company (TLIC), an affiliated company, subject to regulatory approval. It is anticipated the merger will occur on October 1, 2008. As a result of the merger, TLIC will assume ownership of all assets, and responsibility for all liabilities of the Company.

                                 Statutory-Basis
                          Financial Statement Schedules


                 Transamerica Occidental Life Insurance Company

       Summary of Investments - Other Than Investments in Related Parties
                             (Dollars in Thousands)

                                December 31, 2007

Schedule I
                                                                                        Amount at Which
                                                                                             Shown
                                                                         Market              in the
Type of Investment                                  Cost (1)             Value           Balance Sheet
-----------------------------------------------------------------------------------------------------------
Fixed maturities
Bonds:
   United States government and government
     agencies and authorities
                                                 $     1,322,063    $     1,343,713     $     1,322,063
   States, municipalities and political
     subdivisions                                        208,451            221,463             208,451
   Foreign governments                                   120,359            132,860             120,359
   Public utilities                                    1,131,987          1,163,410           1,131,987
   All other corporate bonds                          13,423,328         13,341,818          13,423,328
Preferred stocks                                         545,135            519,142             545,135
                                               ------------------------------------------------------------
Total fixed maturities                                16,751,323         16,722,406          16,751,323

Equity securities
Common stocks:
   Banks, trust and insurance                            109,012            109,012             109,012
   Industrial, miscellaneous and all other                53,663             67,629              67,629
                                               ------------------------------------------------------------
                                               ------------------------------------------------------------
Total common stocks                                      162,675            176,641             176,641

Mortgage loans on real estate                          4,507,913                              4,507,913
Real estate                                                8,998                                  8,998
Policy loans                                             390,494                                390,494
Other long-term investments                            1,135,575                              1,367,797
Cash, cash equivalents and short-term
   investments                                           171,248                                171,248
                                               --------------------                   ---------------------
Total investments                                $    23,128,226                        $    23,374,414
                                               ====================                   =====================

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.



                 Transamerica Occidental Life Insurance Company

                       Supplementary Insurance Information
                             (Dollars in Thousands)

                                December 31, 2007

Schedule III
                                                                                                                      Benefits,
                                                                                                                       Claims
                                           Future Policy                 Policy and                       Net        Losses and
                                           Benefits and     Unearned      Contract       Premium      Investment     Settlement
                                             Expenses       Premiums    Liabilities      Revenue        Income*       Expenses
                                          ------------------------------------------------------------------------------------------
Year ended December 31, 2007
Individual life                            $  8,059,940    $       -     $   245,323   $ 1,572,697    $   529,945    $ 1,483,409
Individual health                               175,028       33,102           3,450        85,676         12,874         62,322
Group life and health                            50,503          707          70,336        78,138          6,944         53,671
Annuity                                       4,615,448            -          10,682       407,215        849,411      1,566,368
                                          ------------------------------------------------------------------------------------------
                                          ------------------------------------------------------------------------------------------
                                           $ 12,900,919    $  33,809     $   329,791   $ 2,143,726    $ 1,399,174    $ 3,165,770
                                          ==========================================================================================
                                          ==========================================================================================

Year ended December 31, 2006
Individual life                            $  7,687,646    $       -     $   214,368   $ 1,297,849    $   505,298    $ 2,258,824
Individual health                               146,729       33,787          19,541        76,429         11,314         53,052
Group life and health                            39,315          822          61,229        47,745          6,708         30,790
Annuity                                       4,834,728            -           7,253       542,149        853,465      1,626,099
                                          ------------------------------------------------------------------------------------------
                                          ------------------------------------------------------------------------------------------
                                           $ 12,708,418    $  34,609     $   302,391   $ 1,964,172    $ 1,376,785    $ 3,968,765
                                          ==========================================================================================
                                          ==========================================================================================

Year ended December 31, 2005
Individual life                            $  7,418,637    $       -     $   218,906   $ 1,456,551    $   483,189    $ 1,710,877
Individual health                               124,003       32,135           9,519        47,826          9,419         45,465
Group life and health                            31,642          835          83,040        21,577          6,999         32,978
Annuity                                       4,941,968            -            (771)      515,152        818,276      1,477,790
                                          ------------------------------------------------------------------------------------------
                                          ------------------------------------------------------------------------------------------
                                           $ 12,516,250    $  32,970     $   310,694   $ 2,041,106    $ 1,317,883    $ 3,267,110
                                          ==========================================================================================



                 Transamerica Occidental Life Insurance Company

                       Supplementary Insurance Information
                             (Dollars in Thousands)

                                December 31, 2007

Schedule III


                                            Other
                                          Operating      Premiums
                                          Expenses*       Written
                                          ----------------------------
Year ended December 31, 2007
Individual life                           $   812,070
Individual health                              74,572    $116,865
Group life and health                          26,429      26,432
Annuity                                      (431,234)
                                          -------------
                                          -------------
                                          $   481,837
                                          =============
                                          =============

Year ended December 31, 2006
Individual life                           $   936,437
Individual health                              55,324    $113,640
Group life and health                          27,512      37,488
Annuity                                      (528,671)
                                          -------------
                                          -------------
                                          $   490,602
                                          =============
                                          =============

Year ended December 31, 2005
Individual life                           $   934,163
Individual health                              35,735    $110,930
Group life and health                           6,889      36,808
Annuity                                      (277,973)
                                          -------------
                                          -------------
                                          $   698,814
                                          =============







*Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.


                 Transamerica Occidental Life Insurance Company

                                   Reinsurance
                             (Dollars in Thousands)

                                December 31, 2007

Schedule IV
                                                                       Assumed                        Percentage
                                                       Ceded to          From                         of Amount
                                         Gross          Other           Other            Net           Assumed
                                        Amount        Companies       Companies         Amount          to Net
                                    --------------------------------------------------------------------------------
Year ended December 31, 2007
Life insurance in force               $ 371,022,644  $ 710,707,357   $ 568,750,218   $ 229,065,505        248%
                                    ================================================================================
                                    ================================================================================

Premiums:
   Individual life                    $   1,761,443  $   1,604,712   $   1,415,966   $   1,572,697         90%
   Individual health                        116,865        166,128         134,939          85,676        157%
   Group life and health                     26,432          5,045          56,751          78,138         73%
   Annuity                                  134,173         61,254         334,296         407,215         82%
                                    --------------------------------------------------------------------------------
                                      $   2,038,913  $   1,837,139   $   1,941,952   $   2,143,726         91%
                                    ================================================================================

Year ended December 31, 2006
Life insurance in force               $ 372,372,922  $ 622,857,401   $ 470,257,834   $ 219,773,355        214%
                                    ================================================================================
                                    ================================================================================

Premiums:
   Individual life                    $   1,865,592  $   1,542,594   $     974,851   $   1,297,849         75%
   Individual health                           113, 639    145,878         108,668          76,429        142%
   Group life and health                     37,489         15,460          25,716          47,745         54%
   Annuity                                  361,879        246,544         426,814         542,149         79%
                                    --------------------------------------------------------------------------------
                                      $   2,378,599  $   1,950,476   $   1,536,049   $   1,964,172         78%
                                    ================================================================================

Year ended December 31, 2005
Life insurance in force               $ 378,985,142  $ 529,840,825   $ 384,372,793   $ 233,517,110        165%
                                    ================================================================================
                                    ================================================================================

Premiums:
   Individual life                    $   2,222,423  $   1,633,313   $     867,441   $1   ,456,551         61%
   Individual health                        110,930        108,162          45,058          47,826         94%
   Group life and health                     36,808         19,581           4,350          21,577         20%
   Annuity                                  196,047         99,571         418,676         515,152         81%
                                    --------------------------------------------------------------------------------
                                      $   2,566,208  $   1,860,627   $   1,335,525   $   2,041,106         66%
                                    ================================================================================


FINANCIAL STATEMENTS AND SCHEDULES - STATUTORY BASIS

Transamerica Life Insurance Company
Years Ended December 31, 2007, 2006 and 2005

                       Transamerica Life Insurance Company

               Financial Statements and Schedules- Statutory Basis

                  Years Ended December 31, 2007, 2006 and 2005




                                    Contents

Report of Independent Registered Public Accounting Firm..................................................1

Audited Financial Statements

Balance Sheets - Statutory Basis.........................................................................3
Statements of Operations - Statutory Basis...............................................................5
Statements of Changes in Capital and Surplus - Statutory Basis...........................................6
Statements of Cash Flow - Statutory Basis................................................................9
Notes to Financial Statements - Statutory Basis.........................................................11

Statutory-Basis Financial Statement Schedules

Summary of Investments - Other Than Investments in Related Parties......................................66
Supplementary Insurance Information.....................................................................67
Reinsurance.............................................................................................68


             Report of Independent Registered Public Accounting Firm

The Board of Directors
Transamerica Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Life Insurance Company (an indirect wholly owned subsidiary of AEGON N.V.) as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2007. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X,
Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Life Insurance Company at December 31, 2007 and 2006, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2007.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Life Insurance Company at December 31, 2007 and 2006, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in 2006 Transamerica Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties and in 2005 the Company changed its method of accounting for certain subsidiaries and affiliates.



March 28, 2008



                       Transamerica Life Insurance Company

                        Balance Sheets - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                                                                  December 31
                                                                             2007             2006
                                                                       ------------------------------------
                                                                       ------------------------------------
Admitted assets Cash and invested assets:
   Cash, cash equivalents and short-term investments                   $
                                                                              1,182,364      $ 1,552,965
   Bonds:
     Affiliated entities                                                        512,234          501,180
     Unaffiliated                                                            27,987,619       32,103,292
   Preferred stocks:
     Affiliated entities                                                          1,627            1,085
     Unaffiliated                                                             1,328,054        1,689,094
   Common stocks:
     Affiliated entities (cost: 2007 - $85,125; 2006 - $84,843)                  84,902           82,202
     Unaffiliated (cost: 2007 - $169,868; 2006 - $366,148)                      175,403          393,176
   Mortgage loans on real estate                                              6,038,594        5,760,667
   Real estate (net of encumbrances):
       Home office properties                                                     6,160            6,237
       Properties held for production of income                                   2,463            2,466
       Properties held for sale                                                  20,268           21,508
   Policy loans                                                                  92,978          130,144
   Receivable for securities                                                     55,363            6,651
   Other invested assets                                                      2,152,611        1,543,092
                                                                       ------------------------------------
                                                                       ------------------------------------
Total cash and invested assets                                               39,640,640       43,793,759

Premiums deferred and uncollected                                                20,822           20,444
Due and accrued investment income                                               767,993          853,244
Reinsurance balances recoverable                                                  5,078            2,914
Net deferred income tax asset                                                   139,589          108,342
 Receivable from parent, subsidiaries, and affiliates                            69,694          165,881
Other admitted assets                                                           105,384          109,938
Separate account assets                                                      32,759,905       28,875,013
                                                                       ------------------------------------

Total admitted assets                                                       $73,509,105      $73,929,535
                                                                       ====================================




                                                                                 December 31
                                                                            2007              2006
                                                                     --------------------------------------
Liabilities and capital and surplus
Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                                $  3,887,337       $  4,040,838
     Annuity                                                               19,297,739         23,038,230
     Accident and health                                                      896,258            812,961
   Policy and contract claim reserves:
     Life                                                                      33,849             35,143
     Accident and health                                                       43,078             39,502
   Liabilities for deposit-type contracts                                   5,962,783          7,085,285
   Other policyholders' funds                                                   2,542              2,646
   Remittances and items not allocated                                        135,840            167,889
   Borrowed money                                                                   -            493,336
   Asset valuation reserve                                                    816,295            803,012
   Interest maintenance reserve                                               176,160            159,356
   Case level liabilities                                                      20,561             18,865
   Other liabilities                                                          439,903            503,931
   Reinsurance in unauthorized companies                                       15,612                  -
   Funds held under coinsurance and other reinsurance treaties              7,008,745          5,950,970
   Transfers from separate accounts due or accrued (including
     $(469,120) and $(477,683) accrued for expense allowances
     recognized in reserves, net of reinsured allowances)                    (472,791)          (482,082)
   Federal and foreign income taxes payable (including $175,872 and
     $50,291 on realized capital gains (losses) at December 31,
     2007 and 2006, respectively)                                             111,200             20,923
   Payable for securities                                                     133,303             90,398
   Payable to affiliates                                                      251,087            230,656
   Separate account liabilities                                            32,759,855         28,874,898
                                                                     --------------------------------------
                                                                     --------------------------------------
Total liabilities                                                          71,519,356         71,886,757

Capital and surplus:
   Common stock, $10 per share par value, 1,000,000 shares
     authorized, 316,955 issued and outstanding shares                          3,170              3,170
   Preferred stock, Series A, $10 per share par value, 42,500 shares authorized and issued (total liquidation value - $58,000); Series B,
     $10 per share par value, 250,000 shares authorized, 87,755 shares issued and 30,415 shares outstanding as of December 31, 2007 and 87,755 shares issued and outstanding at December 31, 2006 (total liquidation value -
     $877,550)                                                                  1,302              1,302
   Treasury stock, Series A Preferred, $10 per share par value,
     42,500 shares and Series B Preferred, $10 per share par value,
     57,340 shares as of December 31, 2007.  Series A Preferred, 10
     per share par value, 57,340 shares as of December 31, 2006.             (631,400)           (58,000)
   Paid-in surplus                                                          1,437,881          1,437,768
   Unassigned surplus                                                       1,178,796            658,538
                                                                     --------------------------------------
Total capital and surplus                                                   1,989,749          2,042,778
                                                                     --------------------------------------
                                                                     --------------------------------------
Total liabilities and capital and surplus                                 $73,509,105        $73,929,535
                                                                     ======================================

See accompanying notes.


                       Transamerica Life Insurance Company

                   Statements of Operations - Statutory Basis
                             (Dollars in Thousands)

                                                                     Year Ended December 31
                                                             2007             2006             2005
                                                        ---------------------------------------------------
Revenues:
   Premiums and other considerations, net of reinsurance:
       Life                                               $   113,191     $   392,558      $   734,878
       Annuity                                              5,168,514       4,322,254        4,191,484
       Accident and health                                    198,224         194,973          178,855
   Net investment income                                    2,293,196       2,376,911        2,390,054
   Amortization of interest maintenance reserve                14,771          21,795           39,488
   Commissions and expense allowances on reinsurance           55,684         187,363          105,759
     ceded
   Consideration for reinsurance recapture                    253,942               -                -
   Income from fees associated with investment
     management, administration and contract
     guarantees for separate accounts                         418,291         369,936          276,684
   Reserve adjustments on reinsurance ceded                 1,324,466       1,234,064         (219,021)
   Income from administrative service agreement with           48,726          42,513                -
     TFA
   Other income                                                55,569          51,256           62,744
                                                        ---------------------------------------------------
                                                            9,944,574       9,193,623        7,760,925
Benefits and expenses:
   Benefits paid or provided for:
     Life                                                     143,572         115,217          118,906
     Accident and Health                                      129,402         113,547          102,075
     Surrender benefits                                     8,253,615       7,291,738        5,415,085
     Other benefits                                         1,425,984       1,487,689        1,380,601
     Increase (decrease) in aggregate reserves for
       policies and contracts:
         Life                                                (153,501)         32,072           45,992
         Annuity                                           (3,787,437)     (3,863,633)      (1,974,994)
         Accident and health                                   83,297          98,588           86,538
                                                        ---------------------------------------------------
                                                            6,094,932       5,275,218        5,174,203
   Insurance expenses:
     Commissions                                              452,260         435,419          425,434
     General insurance expenses                               268,195         253,636          242,493
     Insurance taxes, licenses and fees                        39,076          41,256           27,899
     Net transfers to separate accounts                     1,727,725       2,417,521        1,365,516
     Reinsurance reserve recapture                                  -               -              813
     Change in case liability                                  20,561          18,865           13,640
     Consideration paid on reinsurance transaction            607,721               -                -
     Other expenses                                           621,276         396,828          216,748
                                                        ---------------------------------------------------
                                                            3,736,814       3,563,525        2,292,543
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Total benefits and expenses                                 9,831,746       8,838,743        7,466,746
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Gain from operations before dividends to policyholders,       112,828         354,880          294,179
   federal income tax expense and net realized capital
   gains on investments
Dividends to policyholders                                        534             557              455
                                                        ---------------------------------------------------
Gain from operations before federal income tax expense        112,294         354,323
   and net realized capital gains on investments                                               293,724
Federal income tax expense                                     71,239         136,412            4,302
                                                        ---------------------------------------------------
Gain from operations before net realized capital gains         41,055         217,911          289,422
   on investments
Net realized capital gains on investments (net of related federal income taxes and amounts transferred
   to/from interest maintenance reserve)                      229,723         114,487            9,223
                                                        ---------------------------------------------------
Net income                                                 $   270,778    $   332,398      $   298,645
                                                        ===================================================
See accompanying notes.



                       Transamerica Life Insurance Company

                          Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in Thousands)

                                                                                                                  Total

                                          Common    Preferred   Treasury    Surplus     Paid-in    Unassigned   Capital and
                                           Stock      Stock      Stock       Notes      Surplus      Surplus    Surplus
                                        ------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------
Balance at January 1, 2005               $  2,578    $   425    $       -   $ 575,000  $1,787,236   $ 205,372   $2,570,611
   Net income                                   -          -            -           -           -     298,645      298,645
   Change in net unrealized capital
     gains/losses, net of tax                   -          -            -           -           -      39,668       39,668
   Change in other non-admitted assets          -          -            -           -                  (1,718)      (1,718)
   Change in asset valuation reserve            -          -            -           -           -    (146,776)    (146,776)
   Repayment of surplus in separate                                                 -
     accounts                                   -          -            -                       -         199          199
   Change in provision for reinsurance
     in unauthorized companies                  -          -            -           -           -     (17,011)     (17,011)
   Change in net deferred income tax
     asset                                      -          -            -           -           -      34,505       34,505
   Cumulative effect of change in
     accounting principle                       -          -            -           -           -      (6,668)      (6,668)
   Issuance of common stock in
     connection with statutory merger         592        877            -           -      (1,812)        343            -
   Return of capital                            -          -            -                (348,051)          -     (348,051)
   Reinsurance transactions                     -          -            -           -           -      (5,982)      (5,982)
   Contributed surplus related to
     stock appreciation rights plan of
     indirect parent                            -          -            -           -         623           -          623
                                        ------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------
Balance at December 31, 2005              $  3,170    $1,302    $       -   $ 575,000  $1,437,996   $ 400,577   $2,418,045





                       Transamerica Life Insurance Company

         Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in Thousands)


                                                                                                                  Total
                                          Common    Preferred   Treasury    Surplus     Paid-in    Unassigned   Capital and
                                           Stock      Stock      Stock       Notes      Surplus      Surplus    Surplus
                                        ------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------
Balance at December 31, 2005               $ 3,170    $1,302  $              $575,000  $1,437,996   $ 400,577   $2,418,045
                                                                        -
   Cumulative effect of change in
     accounting principle                       -          -            -           -           -      (1,665)      (1,665)
   Net income                                   -          -            -           -           -     332,398      332,398
   Change in net unrealized capital
     gains/losses, net of tax                   -          -            -           -           -     105,010      105,010
   Change in net unrealized foreign
     exchange capital gains/losses,
     net of tax                                 -          -            -           -           -      (3,602)      (3,602)
   Change in other non-admitted assets          -          -            -           -           -     (98,040)     (98,041)
   Change in asset valuation reserve            -          -            -           -           -    (139,821)    (139,821)
   Repayment of surplus in separate
     accounts                                   -          -            -           -           -          79           79
   Change in provision for reinsurance
     in unauthorized companies                  -          -            -           -           -      17,264       17,264
   Change in net deferred income tax
     asset                                      -          -            -           -           -      91,021       91,021
   Reinsurance transactions                     -          -            -           -           -       4,640        4,640
   Dividend to stockholders                     -          -            -           -           -     (69,803)     (69,803)
   Repurchase of Series A preferred
     stock                                      -          -      (58,000)          -           -           -      (58,000)
   Correction of prior period error             -          -            -           -           -      20,480       20,480
   Repayment of surplus notes                   -          -            -    (575,000)          -           -     (575,000)
   Contributed surplus related to
     stock appreciation rights plan of
     indirect parent                            -          -            -           -        (228)          -         (228)
                                        ------------------------------------------------------------------------------------
                                                                 $(58,000)$
Balance at December 31, 2006               $ 3,170    $1,302                        -  $1,437,768   $ 658,538   $2,042,778










                       Transamerica Life Insurance Company

   Statements of Changes in Capital and Surplus - Statutory Basis (continued)
                             (Dollars in Thousands)


                                                                                                                  Total
                                          Common    Preferred   Treasury    Surplus     Paid-in    Unassigned   Capital and
                                           Stock      Stock      Stock       Notes      Surplus      Surplus    Surplus
                                        ------------------------------------------------------------------------------------

Balance at December 31, 2006               $ 3,170    $1,302    $ (58,000)$         -  $1,437,768   $ 658,538   $2,042,778
   Net income                                   -          -            -           -           -     270,778      270,778
   Change in net unrealized capital
     gains/losses, net of tax                   -          -            -           -           -     122,039      122,039
   Change in net unrealized foreign
     exchange capital gains/losses,
     net of tax                                 -          -            -           -           -       6,861        6,861
   Change in other non-admitted assets          -          -            -           -           -      51,329       51,329
   Change in asset valuation reserve            -          -            -           -           -     (13,283)     (13,283)
   Repayment of surplus in separate
     accounts                                   -          -            -           -           -         (64)         (64)
   Change in provision for reinsurance
     in unauthorized companies                  -          -            -           -           -     (15,612)     (15,612)
   Change in net deferred income tax
     asset                                      -          -            -           -           -      (6,996)      (6,996)
   Reinsurance transactions                     -          -            -           -           -     187,828      187,828
   Dividend to stockholders                     -          -            -           -           -     (51,600)     (51,600)
   Change in reserve on account of
     change  in valuation basis                 -          -            -           -           -      (1,736)      (1,736)
   Repurchase of Series B preferred
     stock                                      -          -     (573,400)          -           -           -     (573,400)
   Tax benefit on stock options
     exercised                                  -          -            -           -           2           -            2
   Correction of prior period error             -          -            -           -           -     (29,286)     (29,286)
   Contributed surplus related to
     stock appreciation rights plan of
     indirect parent                            -          -            -           -         111           -          111
                                        ------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------
Balance at December 31, 2007              $ 3,170    $1,302   $(631,400)              $1,437,881  $1,178,796   $1,989,749
                                                                          $         -
                                        ====================================================================================

See accompanying notes.

                       Transamerica Life Insurance Company

                    Statements of Cash Flow - Statutory Basis
                             (Dollars in Thousands)

                                                                     Year Ended December 31
                                                             2007             2006             2005
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------

Operating activities
Premiums collected, net of reinsurance                     $   5,470,210   $   4,910,880     $  5,105,476
Net investment income                                          2,484,234       2,490,060        2,466,077
Miscellaneous income                                           2,305,880       1,972,319          259,085
Benefit and loss related payments                            (11,509,376)    (10,395,471)      (7,792,780)
Net transfers to separate accounts                            (1,720,824)     (2,326,426)      (1,199,281)
Commissions, expenses paid and aggregate write-ins for                        (1,155,948)
   deductions                                                 (1,998,299)                        (985,993)
Dividends paid to policyholders                                     (521)           (523)            (584)
Federal and foreign income taxes paid                           (140,792)        (53,236)        (175,128)
                                                        ---------------------------------------------------
Net cash used in operating activities                         (5,109,488)     (4,558,345)      (2,323,128)

Investing activities
Proceeds from investments sold, matured or repaid:
   Bonds                                                      19,515,825      18,812,848       23,151,411
   Common stocks                                                 422,290         200,499           83,756
   Preferred stocks                                              587,261         398,977          361,028
   Mortgage loans                                                992,102       1,271,404        1,303,236
   Real estate                                                     1,508           7,004           15,683
   Other invested assets                                         492,895         346,990          284,913
   Receivable for securities                                      42,905          66,568           17,374
   Miscellaneous proceeds                                          5,856               -           11,490
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Total investment proceeds                                     22,060,642      21,104,290       25,228,891

Cost of investments acquired:
   Bonds                                                     (15,271,610)    (16,845,468)     (20,643,565)
   Common stock                                                 (148,636)       (361,184)        (106,718)
   Preferred stock                                              (179,343)       (468,081)        (223,919)
   Mortgage loans                                             (1,269,740)     (1,266,019)      (1,346,022)
   Real estate                                                      (394)         (2,486)            (303)
   Other invested assets                                        (861,354)       (609,485)        (396,494)
   Payable for securities                                        (48,712)              -       (1,346,713)
   Miscellaneous applications                                     (5,777)        (13,718)          (5,322)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Total cost of investments acquired                           (17,785,566)    (19,566,441)     (24,069,056)
Net decrease (increase) in policy loans                           37,166          (6,923)          (6,969)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Net cost of investments acquired                             (17,748,400)    (19,573,364)     (24,076,025)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Net cash provided by investing activities                 $    4,312,242   $   1,530,926      $ 1,152,866




                       Transamerica Life Insurance Company

              Statements of Cash Flow - Statutory Basis (continued)
                             (Dollars in Thousands)

                                                                     Year Ended December 31
                                                             2007             2006             2005
                                                        ---------------------------------------------------
Financing and miscellaneous activities
Other cash provided:
   Borrowed funds received (returned)                        $
                                                        (491,075)            $   482,624     $      8,450
   Net deposits (withdrawals) on deposit-type contract
     funds and other liabilities without life or
     disability contingencies                           399,533                  542,778         (360,558)
   Funds held under reinsurance treaty with
     unauthorized reinsurers                            1,055,389              3,654,695          973,428
   Other sources
                                                        87,798                   249,848          (74,352)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Total cash provided                                                            4,929,945          546,968
                                                        1,051,645
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------

 Other cash applied:
   Dividends paid to stockholders
                                                        (51,600)                 (42,588)               -
   Repurchase of surplus notes
                                                        -                       (575,000)               -
   Repurchase of preferred stock
                                                        (573,400)                (58,000)
   Capital distribution
                                                        -                              -         (348,051)
                                                        ---------------------------------------------------
Total other cash applied
                                                        (625,000)               (675,588)        (348,051)
                                                        ---------------------------------------------------
Net cash provided by financing and miscellaneous                               4,254,357          198,917
   activities                                           426,645
                                                        ---------------------------------------------------



Net increase (decrease) in cash, cash equivalents and        (370,601)
   short-term investments                                                      1,226,938         (971,345)

Cash, cash equivalents and short-term investments:
   Beginning of year
                                                        1,552,965                326,027        1,297,372
                                                        ---------------------------------------------------
   End of year                                               $
                                                        1,182,364             $1,552,965      $   326,027
                                                        ===================================================
                                                        ===================================================

Supplemental disclosure of cash flow information for non-cash transactions:
  Dividend paid in non-affiliated stock                      $
                                                              -             $     27,215  $             -
                                                        ===================================================
                                                        ===================================================

Non-cash proceeds:
                                                        ===================================================
  Hybrid schedule reclass                                    $
                                                        7,200                 $1,231,903   $            -
                                                        ===================================================





See accompanying notes.

                       Transamerica Life Insurance Company

                 Notes to Financial Statements - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                December 31, 2007

1. Organization and Summary of Significant Accounting Policies

Organization

Transamerica Life Insurance Company (the Company) is a stock life insurance company and is owned by AEGON USA, Inc. (100% of preferred shares) and Transamerica Occidental Life Insurance Company (100% of common shares). AEGON USA, Inc. (AEGON) and Transamerica Occidental Life Insurance Company (TOLIC) are both indirect wholly-owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2005, the Company completed a merger with Transamerica Life Insurance and Annuity Company (TALIAC), which was a wholly-owned subsidiary of an affiliate, TOLIC. The merger was accounted for in accordance with Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. Prior to the merger of the Company and TALIAC, TALIAC owned 34,295 shares and AEGON owned 223,500 shares in common stock of the Company. TOLIC owned 100% (25,000 shares) of the outstanding common shares of TALIAC prior to the merger. As a result of the merger, the 34,295 outstanding shares of the Company previously held by TALIAC were retired and considered authorized but unissued stock of the merged entity. AEGON exchanged its 223,500 common shares of the Company for 87,755 shares of a newly issued Series B non-voting class of preferred stock of the merged entity, shares equivalent in value to that of the common shares previously held. Also in conjunction with the merger, the TALIAC stock was deemed cancelled by operation of law. In exchange for its agreement to merge TALIAC into the Company, TOLIC received 316,955 shares of the merged entity, which was an equivalent fair value of the TALIAC stock that was deemed cancelled. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities and surplus of TALIAC were carried forward to the merged company. Total capital and surplus of the Company was reduced by the value of the Company's stock held by TALIAC prior to the merger in the amount of $171,482.

                       Transamerica Life Insurance Company

                 Notes to Financial Statements - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)


1. Organization and Summary of Significant Accounting Policies (continued)

Summarized financial information for the Company and TALIAC restated for the period prior to the merger is as follows:
                                              Nine Months Ended
                                                September 30
                                                  2005
                                       ----------------------------
                                       ----------------------------
                                                Unaudited
   Revenues:
     Company                                $      3,371,185
     TALIAC                                         2,857,854
   Merger elimination                                   (51,949)
                                       ----------------------------
                                       ----------------------------
   As restated                              $      6,177,090
                                       ============================
                                       ============================

   Net income:
                                            $
     Company                           72,538
     TALIAC                                            158,430
   Merger elimination                                  (51,949)
                                       ----------------------------
                                       ----------------------------
   As restated                              $        179,019
                                       ============================


Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products, as well as a broad line of single fixed and flexible premium annuity products and guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico, and the US Virgin Islands. Sales of the Company's products are primarily through the Company's agents and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

   Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

  All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CCO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

   Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

   Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

   Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

   The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

   Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual bond or mortgage loan sold. That net deferral is reported as the "interest maintenance reserve"
   (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.



1. Organization and Summary of Significant Accounting Policies (continued)

   The "asset valuation reserve" (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

   Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

   Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

   Separate Accounts with Guarantees: Some of the Company's separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

   Non-admitted Assets: Certain assets designated as "non-admitted", primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and for guaranteed interest in group annuity contracts are recorded and for guaranteed interest in group annuity contracts using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest

1. Organization and Summary of Significant Accounting Policies (continued)

credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

   Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

   Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

   Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

   Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

   Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software, and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are non-admitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years and a valuation allowance is established for deferred income tax assets not realizable.





1. Organization and Summary of Significant Accounting Policies (continued)

     Surplus Notes: Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

     Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

   Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds (except those to which the Securities Valuation Office of the NAIC (SVO) has ascribed an NAIC designation of a 6), are reported at cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except principal-only and interest-only securities, which are valued using the prospective method.

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value. Nonredeemable preferred stocks are reported at fair value or lower of cost or fair value as determined by the Securities Valuation Office of the NAIC (SVO) and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.


1. Organization and Summary of Significant Accounting Policies (continued)

Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer's senior note holders. Reclassifications of securities from bonds to preferred stock have been made by the Company in the amount of $7,200 and $1,231,903 as of December 31, 2007 and 2006, respectively, due to the SVO identification of such securities. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.

Common stocks of unaffiliated companies and mutual funds are carried at fair value as determined by the SVO and the related unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance companies are reported based on underlying audited GAAP equity. The net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

The Company is restricted to trading Primus Guaranty, Ltd (Primus) and ACA Capital Holdings, Inc. (ACA), both common stock holdings, due to its ownership interest, which would require special securities filings prior to executing any purchase or sale transactions in regard to these securities. The carrying amount in Primus, which is carried at fair value, as of December 31, 2007 and 2006 was $39,134 and $64,479, respectively. The carrying amount in ACA, which is carried at fair value, as of December 31, 2007 was $629. ACA was not restricted as of December 31, 2006.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.



1. Organization and Summary of Significant Accounting Policies (continued)

Real estate occupied by the Company is reported at cost less allowances for depreciation. Land is reported at cost. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is computed by the straight-line method over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

The Company has minor ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying GAAP equity of the investee. The Company did not recognize impairment write-downs for its investments in joint ventures and limited partnerships during the year ended December 31, 2007. The Company recognized impairment write-downs for its investments in joint ventures and limited partnerships in the amount of $2,172 and $2,261, during the years ended December 31, 2006 and 2005, respectively.

Investments in Low Income Housing Tax Credits (LIHTC) Properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other "admitted assets" are valued principally at cost.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2007 and 2006, the Company excluded investment income due and accrued of $302 and $1,299, respectively, with respect to such practices.

The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

1. Organization and Summary of Significant Accounting Policies (continued)

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the market value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus along with any adjustments for federal income taxes, until the transaction is terminated.

The Company may hold foreign denominated assets or liabilities and cross currency swaps are utilized to convert the asset or liability to a US denominated security. Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually and the terms of the swap must meet the terms of the hedged instrument. For cross currency swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

1. Organization and Summary of Significant Accounting Policies (continued)

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 indices. The Company uses S&P 500 and NASDAQ 1000 futures and/or options to hedge the liability option risk associated with these products. Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements. Options are marked to fair value in the balance sheet and fair value adjustments are recorded in unassigned surplus.


Capped floating rate commercial mortgage loans and interest rate caps that are designated as hedges and meet hedge accounting rules are carried at amortized cost in the financial statements. A gain or loss upon early termination would be reflected in the IMR similar to the underlying instrument.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The carrying value of derivative instruments is reflected in either the other invested assets or the other liabilities line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2007 and 2006, derivatives in the amount of $174,391 and $157,037, respectively, were reflected in the other liabilities line within the financial statements.

1. Organization and Summary of Significant Accounting Policies (continued)


Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by the Insurance Division, Department of Commerce, of the State of Iowa.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 6.0 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. The Company returns any portion of the final premium beyond the date of death.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to
11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in Statement of Statutory Accounting Principles (SSAP) No. 50, Classifications and Definitions of Insurance or Managed Care Contracts in Force. These liabilities have annuitization options at


1.  Organization and Summary of Significant Accounting Policies (continued)

guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners' Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and are amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals received on these contracts are recorded as a direct increase or decrease to the liability balance, and are not reflected as premiums, benefits or changes in reserve in the statement of operations.

The Company issues funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Separate Accounts

Separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with market value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with market value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist. The Company received variable contract premiums of $5,533,742, $4,875,079 and $3,593,932 in 2007, 2006 and
2005, respectively. In addition, the Company received $418,291, $369,936 and $276,684, in 2007, 2006 and 2005, respectively, related to fees associated with investment management, administration, and contractual guarantees for separate accounts.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Stock Option and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 through 2007, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company's employees participate in various stock appreciation rights (SAR) plans issued by the Company's indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company's employees has been charged to the Company, with an offsetting amount credited to paid-in surplus. The Company recorded an expense of $(159), $(272) and $359 for the years ended December 31, 2007, 2006 and 2005 respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $270, $44 and $264 for years ended December 31, 2007, 2006 and 2005 respectively.

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation.

2. Prescribed and Permitted Statutory Accounting Practices

The financial statements of the Company are presented in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. The Insurance Division, Department of Commerce, of the State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law.

The NAIC's Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits with respect to secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

                                                        2007                2006               2005
                                                 ----------------------------------------------------------

Net income (loss), State of Iowa basis                $    241,492       $    332,398        $    298,645
State prescribed practice for secondary
   guarantee reinsurance
                                                              -                  -                    -
                                                 ----------------------------------------------------------
Net income (loss), NAIC SAP                            $                 $    332,398        $    298,645
                                                              241,492
                                                 ==========================================================

Statutory surplus, State of Iowa basis                 $ 1,989,749       $ 2,042,778         $ 2,418,045
State prescribed practice for secondary
   guarantee reinsurance
                                                       (286,392)                 -                    -
                                                 ----------------------------------------------------------
Statutory surplus, NAIC SAP                           $ 1,703,357         $2,042,778          $2,418,045
                                                 ==========================================================



3.  Accounting Changes and Correction of Errors

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company's investments in LIHTC investments were reported in accordance with SSAP No. 48 and SSAP No. 88 and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $1,665 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities (SCA entities). According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company's investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated Entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $6,668 at January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings and repurchase agreements are accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.



3.  Accounting Changes and Correction of Errors (continued)

During 2007, the Company discovered that the cash surrender value used in the calculation of statutory reserves for a specific product did not reflect the three percent guarantee that is a part of the strategy option. As a result, the reserve balance was understated by $45,055 as of and for the year ended 2006. The current year statement of operations reflects a decrease in the change in reserve balance with an offset to unassigned surplus to correct this error.

During 2006, the Company discovered that the Interest Maintenance Reserve (IMR) incorrectly included interest-related realized gains and losses associated with specific assets supporting a block of business in which the policyholders were being credited the daily return on such investments. As a result, the IMR balance was overstated by $20,480 as of and for the year ended 2005. The 2006 financials reflect a reduction in the IMR balance with an offset to unassigned surplus to correct this error.

4. Capital and Surplus

On December 26, 2006, the Company repurchased its 42,500 shares of non-voting Series A preferred shares for $58,000, which is reflected as treasury stock as of December 31, 2006. On December 19, 2007, the Company repurchased 57,340 shares of its Series B preferred shares for $573,400. The par value of each class of preferred stock is $10 per share and the liquidation value of Series A is $1,365 per share and Series B is $10 per share. The per share liquidation values shall be adjusted proportionally to reflect any resulting increase or decrease in the number of outstanding shares of preferred stock. Holders of the Series A preferred shares shall be entitled to receive dividends equal to the amount of income generated from a segregated pool of assets, including cash, cash equivalents, mortgages and debt securities and these dividends are cumulative in nature. Holders of the Series B preferred shares shall be entitled to receive dividends equal to the rate of six percent of the issue price of the Series B preferred Stock. Holders of both series of preferred stock have no right to cause mandatory or optional redemption of the shares. As of December 31, 2007 and 2006, cumulative unpaid dividends relating to the preferred shares were $24,881 and $23,828, respectively.

The Company paid a preferred stock dividend of $51,600 to its Series B preferred stock shareholder, AEGON, on December 19, 2007. The Company paid a preferred stock dividend of $42,588 to its Series A and Series B preferred shareholder, AEGON, on December 26, 2006. On October 23, 2006, the Company paid a preferred stock dividend to AEGON through a transfer of a non-affiliated investment in common stock with a fair value of $27,215. The Company did not pay a common stock dividend to its parent company during 2007 or 2006. On September 29, 2005, the Company distributed $338,551 to its parent company of record on that date, AEGON, a return of additional paid-in capital. In addition, the Company distributed $9,500 as a return of additional paid-in capital to its preferred shareholder, AEGON, on September 29, 2005.

On December 19, 2006, the Company repaid the surplus notes outstanding in the amount of $575,000 with AEGON with approval from the Iowa Insurance Division.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

5. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash, cash equivalents and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

   Investment securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

   For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

5. Fair Values of Financial Instruments (continued)

   Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

   Policy loans: The fair value of policy loans is assumed to equal their carrying amount.

   Interest rate caps and swaps: Estimated fair value of interest rate caps are based upon the quoted market price at the balance sheet date. Estimated fair value of swaps, including interest rate and currency swaps, are based upon the pricing differential for similar swap agreements.

   Credit default swaps: Estimated fair value of credit default swaps are based upon the pricing differential for similar swap agreements.

   Receivable from or payable to parents, subsidiaries, and affiliates: The fair values for short-term notes receivable from and payable to affiliates are assumed to equal their carrying amount.

   Separate accounts: The fair value of separate account assets are based on quoted market prices. The fair value of separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

   Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts, which include guaranteed interest contracts and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

   Borrowed money: Fair values for borrowed money are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

Fair values for the Company's insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

5. Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments:
                                                                     December 31
                                                         2007                            2006
                                            ------------------------------- -------------------------------
                                            Carrying Amount                 Carrying Amount
                                                             Fair Value                      Fair Value
                                            ------------------------------- -------------------------------
                                            ------------------------------- -------------------------------
   Admitted assets
   Cash, cash equivalents and short-term       $  1,182,364    $ 1,182,364     $  1,552,965  $   1,552,965
        investments
   Unaffiliated bonds                            27,987,619     27,899,563       32,103,292     32,462,380
   Unaffiliated preferred stocks                  1,328,054      1,243,658        1,689,094      1,773,025
   Unaffiliated common stocks                       175,403        175,403          393,176        393,176
   Mortgage loans on real estate                  6,038,594      6,086,856        5,760,667      5,863,158
   Policy loans                                      92,978         92,978          130,144        130,144
   Interest rate caps                                 4,454          4,454           10,793         10,793
   Receivable from parents, subsidiaries
     and affiliates                                  69,694         69,694          503,881        503,881
   Separate account assets                       32,759,905     32,759,905       28,875,013     28,875,013

   Liabilities
   Investment contract liabilities               24,409,453     24,956,387       29,617,295     30,115,504
   Swaps                                           (179,775)       166,946         (167,913)       348,111
   Borrowed money                                         -              -          493,336        493,336
   Separate account annuity liabilities          24,693,597     24,693,979       22,890,368     22,890,368

6. Investments

The carrying amounts and estimated fair values of non-affiliated investments in bonds and preferred stocks were as follows:

                                                                            Gross        Gross
                                                                         Unrealized    Unrealized
                                                               Gross     Losses Less   Losses 12
                                                Carrying    Unrealized     Than 12   Months or MoreEstimated Fair
                                                 Amount        Gains       Months                       Value
                                              ---------------------------------------------------------------------
                                              ---------------------------------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and agencies    $               $    9,166$                 $        $
                                                    400,772                       202        1,859         407,877
     State, municipal and other government          654,523       40,467        7,092        7,246         680,652
     Public utilities                             1,746,365       46,100        6,580       13,849       1,772,036
     Industrial and miscellaneous                16,313,521      424,640      166,084      157,223      16,414,854
     Mortgage and other asset-backed
       securities                                 8,872,438       51,606      219,631       80,269       8,624,144
                                              ---------------------------------------------------------------------
                                              ---------------------------------------------------------------------
                                                 27,987,619      571,979      399,589      260,446      27,899,563
   Unaffiliated preferred stocks                  1,328,054       19,956       87,248       17,104       1,243,658
                                              ---------------------------------------------------------------------
                                                $29,315,673     $591,935     $486,837     $277,550     $29,143,221
                                              =====================================================================



6. Investments (continued)

                                                               Gross        Gross        Gross     Estimated Fair
                                                                         Unrealized    Unrealized
                                                                         Losses Less   Losses 12
                                                Carrying    Unrealized     Than 12   Months or More
                                                 Amount        Gains       Months                       Value
                                              ---------------------------------------------------------------------
                                              ---------------------------------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and agencies    $     423,901   $    2,140   $      876   $    5,701   $     419,464
     State, municipal and other government          684,807       61,035        1,710       10,418         733,714
     Public utilities                             2,159,941       85,344        3,766       20,344       2,221,175
     Industrial and miscellaneous                18,867,823      549,897       47,310      211,195      19,159,214
     Mortgage and other asset-backed
       securities                                 9,966,820       46,050        9,222       74,836       9,928,813
                                              ---------------------------------------------------------------------
                                              ---------------------------------------------------------------------
                                                 32,103,292      744,466       62,884      322,494      32,462,380
   Unaffiliated preferred stocks                  1,689,094       94,679        2,098        8,650       1,773,025
                                              ---------------------------------------------------------------------
                                                $33,792,386     $839,145      $64,982     $331,144     $34,235,405
                                              =====================================================================

The Company held bonds and preferred stock at December 31, 2007 and 2006 with a carrying value of $47,219 and $44,139, respectively, and amortized cost of $58,807 and $56,799, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These securities are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2007 and 2006, for securities that have been in a continuous loss position for greater than or equal to twelve months, the Company held 1,027 and 1,502 securities with a carrying amount of $6,911,761 and $11,033,069 and an unrealized loss of $277,550 and $331,144 with an average price of 96.0 and 97.0 (NAIC market value/amortized cost), respectively. Of this portfolio, 95.0% and 94.4% were investment grade with associated unrealized losses of $245,901 and $291,095, respectively.

At December 31, 2007 and 2006, for securities in an unrealized loss position less than twelve months, the Company held 1,134 and 808 securities with a carrying amount of $9,766,323 and $5,751,378 and an unrealized loss of $486,837 and $64,982 with an average price of 95.0 and 46.7 (NAIC market value/amortized cost), respectively. Of this portfolio, 90.0% and 96.8% were investment grade with associated unrealized losses of $398,133 and $52,315, respectively.

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company's decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired in the period the determination is made.

The estimated fair value of bonds, common stocks and preferred stocks with gross unrealized losses at December 31, 2007 and 2006 is as follows:
                                                                                    Total
                                                    Losses Less      Losses 12
                                                      Than 12        Months or
                                                       Months           More
                                                 -------------------------------------------------
                                                 -------------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and agencies         $     32,613  $         74,807$        107,420

     State, municipal and other government              121,626          82,427         204,053
     Public utilities                                   287,588         436,534         724,122
     Industrial and miscellaneous                     4,462,473       3,790,402       8,252,875
     Mortgage and other asset-backed securities       3,729,867       2,062,829       5,792,696
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                      8,634,167       6,446,999      15,081,166
   Unaffiliated preferred stocks                        645,319         187,211         832,530
   Unaffiliated common stocks                            45,390               -          45,390
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                     $9,324,876      $6,634,210     $15,959,086
                                                 =================================================











6. Investments (continued)
                                                                                    Total
                                                    Losses Less      Losses 12
                                                      Than 12        Months or
                                                       Months           More
                                                 -------------------------------------------------
                                                 -------------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and agencies           $  101,985   $     203,936   $     305,921
     State, municipal and other government              107,264         103,700         210,964
     Public utilities                                   325,631         618,315         943,946
     Industrial and miscellaneous                     3,082,806       6,373,498       9,456,304
     Mortgage and other asset-backed securities       1,890,306       3,081,179       4,971,485
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                      5,507,992      10,380,628      15,888,620
   Unaffiliated preferred stocks                        178,404         321,295         499,699
   Unaffiliated common stocks                            75,770               -          75,770
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                     $5,762,166     $10,701,923     $16,464,089
                                                 =================================================

The carrying amounts and estimated fair values of bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                        Carrying Amount   Estimated Fair
                                                                                              Value
                                                                       ------------------------------------
                                                                       ------------------------------------

   Due in one year or less                                             $      1,274,677      $ 1,270,825
   Due after one year through five years                                      9,186,021        9,256,980
   Due after five years through ten years                                     4,757,998        4,760,097
   Due after ten years                                                        3,896,485        3,987,517
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                             19,115,181       19,275,419
   Mortgage and other asset-backed securities                                 8,872,438        8,624,144
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                            $27,987,619      $27,899,563
                                                                       ====================================

At December 31, 2007, the Company's banking sector portfolio reported $138,938 in unrealized losses. The absolute exposure to the banking sector is large and of high quality. Because of the banking sector's size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on all securities in an unrealized loss position is 94%. While the sector has some exposure to the subprime market, the issuers are highly diversified and any impact is not expected to be material to their credit profile.

There is one individual issuer rated below investment grade in the banking sector. The Company's exposure to Northern Rock PLC bonds is rated B3 and has unrealized losses of $37,989. Northern Rock PLC, a British mortgage bank, suffered a run on the bank in the fall of 2007. The Bank of England has provided guarantees and liquidity support to stabilize this UK mortgage lender, and its support is expected to continue until a buyer can be found. Given the support provided by the Bank of England, the Company does not consider Northern Rock PLC to be impaired as of December 31, 2007. Subsequent to year end, Northern Rock PLC, failed to find bids that suited the Bank of England's loan repayment requirements. As a result, Northern Rock PLC has been nationalized. The Company's bonds continue to remain as listed securities even under what has been described as temporary public ownership, and no impairment appears warranted.

Sub-prime mortgages are loans to homebuyers who have weak or impaired credit histories, are loans that are non-conforming or are loans that are second in priority. The Company's businesses in the United States do not sell or buy sub-prime mortgages directly. The Company's position is related to so-called "asset-backed securities" (ABS). These securities are pools of mortgages that have been securitized and offered to investors as asset-backed securities, where the mortgages are collateral. Most of the underlying mortgages within the pool have FICO scores below 660. Therefore, the ABS has been classified by the Company as a sub-prime mortgage position. Also included in the Company's total sub-prime mortgage position are ABS with second lien mortgages as collateral. The second lien mortgages may not necessarily have sub-prime FICO scores; however, the Company has included these ABS in its sub-prime position as it's the second priority in terms of repayment. The Company does not have any "direct" residential mortgages to sub-prime borrowers outside of the ABS structures.

For ABS in an unrealized loss position, the Company considers them for impairment when there has been an adverse change in estimated cash flows from the cash flows previously projected at purchase, which is in accordance with SSAP 43, Loan-backed and Structured Securities. The Company did not impair any of its sub-prime mortgage positions in 2007 or 2006.

The following table provides the actual cost, carrying value and fair value by asset class of the Company's sub-prime mortgage position at December 31, 2007:

                                                        Actual Cost     Carrying Value          Fair Value
Residential Mortgage Backed Securities                $1,464,313            $1,463,975       $1,365,233
Collateralized Debt Obligations                                6,579                 6,579            6,579
                                                      ----------------- -------------------- -----------------
                                                      ----------------- -------------------- -----------------
                                                      $1,470,892            $1,470,554       $1,371,812
                                                      ================= ==================== =================

6. Investments (continued)

The following table provides the actual cost, carrying value and fair value by asset class of the Company's sub-prime mortgage position at December 31, 2007, which are reported off balance sheet for statutory reporting purposes.

                                                        Actual Cost     Carrying Value          Fair Value
Residential Mortgage Backed Securities                     $21,352                $21,357          $20,210

At December 31, 2007, the Company's residential mortgage backed securities sub-sector, CMO Non Agency-whole loan, reported $78,760 in unrealized losses. The majority of the unrealized loss is attributed to SASCO (Structured Asset Securities Corporation) in the amount of $37,766. The Company owns several securities under the SASCO name, with each deal containing its own unique pool of collateral and representing a separate and distinct trust. The combination of low reset margin, slower prepayment speeds, illiquidity in the market and general level of credit spread widening have pushed the overall market value as a percent of book on those residential mortgage backed securities bonds in an unrealized loss position of 92%. The unrealized loss on SASCO is not credit driven but rather a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced.

A detail of net investment income is presented below:

                                                                      Year Ended December 31
                                                              2007            2006             2005
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------

   Bonds                                                    $1,779,152      $1,908,966       $2,054,492
   Preferred stock                                              96,000          89,786           23,293
   Common stock                                                  5,313           5,404            3,688
   Mortgage loans                                              395,076         389,683          383,849
   Real estate                                                   3,573           4,238            4,871
   Policy loans                                                  7,684           8,501            9,277
   Derivatives                                                   6,734          (6,687)         (29,658)
   Cash, cash equivalents and short-term investments
                                                                76,339          24,043           12,461
   Other                                                        19,073          68,733           65,023
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
   Gross investment income                                   2,388,944       2,492,667        2,527,296

   Less investment expenses                                    (95,748)       (115,756)        (137,242)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
   Net investment income                                    $2,293,196      $2,376,911       $2,390,054
                                                        ===================================================


6. Investments (continued)

Proceeds from sales and maturities of bonds and preferred stocks and related gross realized gains and losses were as follows:
                                                                      Year Ended December 31
                                                              2007            2006             2005
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------

   Proceeds                                                 $20,110,285     $20,443,729      $23,512,439
                                                        ===================================================
                                                        ===================================================

   Gross realized gains                                    $    413,061    $    259,277     $    291,791
   Gross realized losses                                       (194,877)       (223,665)        (203,370)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
   Net realized gains                                      $    218,184   $      35,612    $      88,421
                                                        ===================================================

Gross realized losses for the years ended December 31, 2007, 2006 and 2005 include $37,211, $21,993 and $42,184, respectively, which relates to losses recognized on other than temporary declines in market value of debt securities.

Net realized capital gains/losses on investments and change in net unrealized capital gains/losses on investments are summarized below:
                                                                                Realized
                                                              ---------------------------------------------
                                                              ---------------------------------------------
                                                                         Year Ended December 31
                                                                   2007          2006           2005
                                                              ---------------------------------------------
                                                              ---------------------------------------------

   Bonds                                                           $193,427     $    (758)      $ 97,640
   Preferred stocks                                                  24,757        36,370         (9,219)
   Common stocks                                                     77,658        (1,982)        (4,465)
   Mortgage loans on real estate                                      2,962           385         (3,054)
   Real estate                                                           26           515          2,538
   Short-term investments                                            (5,737)           (5)            (7)
   Derivatives                                                      (13,505)        6,275        (27,493)
   Other invested assets                                            157,582       110,648         69,851
                                                              ---------------------------------------------
                                                              ---------------------------------------------
                                                                    437,170       151,448        125,791

   Tax effect                                                      (175,872)      (50,291)       (53,227)
   Transfer to interest maintenance reserve                         (31,575)       13,330        (63,341)
                                                              ---------------------------------------------
                                                              ---------------------------------------------
   Net realized capital gains on investments                       $229,723      $114,487      $   9,223
                                                              =============================================






6. Investments (continued)

                                                                         Change in Unrealized
                                                             ----------------------------------------------
                                                             ----------------------------------------------
                                                                        Year Ended December 31
                                                                  2007           2006           2005
                                                             ----------------------------------------------

   Bonds                                                     $                  $  13,177      $(112,374)
                                                                     1,072
   Preferred stocks                                                    585         45,805          1,816
   Common stocks                                                   (21,486)        (5,460)         5,085
   Affiliated entities                                               2,417          7,086          2,619
   Other invested assets                                           161,158        116,799         58,498
   Derivative instruments                                           11,198        (59,193)        88,809
                                                             ----------------------------------------------
   Change in net unrealized capital gains/(losses)                $154,944       $118,214     $   44,453
                                                             ==============================================

Gross unrealized gains and gross unrealized losses on unaffiliated common stocks are as follows:

                                                                                     December 31
                                                                                 2007           2006
                                                                            -------------------------------
                                                                            -------------------------------

   Unrealized gains                                                         $                   $34,180
                                                                                  24,188
   Unrealized losses                                                             (18,647)        (7,153)
                                                                            -------------------------------
                                                                            -------------------------------
   Net unrealized gains                                                        $   5,541        $27,027
                                                                            ===============================

During 2007, the Company issued mortgage loans with interest rates ranging from 5.55% to 9.58% for commercial loans and 6.30% to 9.45% for agricultural loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 89%. Mortgage loans with a carrying amount of $18 were non-income producing for the previous 180 days. Accrued interest of $3 and $4 related to these mortgage loans was excluded from investment income at December 31, 2007 and 2006, respectively. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

The Company did not recognize any impaired loans with a related allowance for credit losses as of December 31, 2007 or 2006. There were also no impaired mortgage loans held without an allowance for credit losses as of December 31, 2007 or 2006. The average recorded investment in impaired loans during 2006 was $17.


6. Investments (continued)

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized interest income on impaired loans of $110 for the year ended December 31, 2005. Interest income in the amount of $126 was recognized on a cash basis for the year ended December 31, 2005. There was no interest income on impaired loans recognized nor was there any interest income recognized on a cash basis for years ended December 31, 2007 and 2006.

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

                                                                         Year Ended December 31
                                                                    2007          2006           2005
                                                               --------------------------------------------
                                                               --------------------------------------------

   Balance at beginning of period                                   $      -          $104       $  8,184
   Additions, net charged to operations                                    -             -            838
   Reduction due to write-downs charged against the allowance
                                                                           -           104          7,612
   Recoveries in amounts previously charged off                            -             -          1,306
                                                               --------------------------------------------
                                                               --------------------------------------------
   Balance at end of period                                         $      -        $    -       $    104
                                                               ============================================

At December 31, 2007 and 2006, the Company had recorded investments in restructured securities of $672 and $9,644, respectively. The capital gains (losses) taken as a direct result of restructures in 2007 and 2006 were $(75) and $4,198, respectively. There were no capital gains taken as a direct result of restructures in 2005. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

At December 31, 2007, 2006 and 2005, the Company had no loans for which impairments have been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2007, 2006 and 2005 related to such restructurings. There are no commitments to lend additional funds to debtors owing receivables.


At December 31, 2007 and 2006, the Company held a mortgage loan loss reserve in the AVR of $105,211 and $172,414, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                 Geographic Distribution                            Property-Type Distribution
   ---------------------------------------------------- ---------------------------------------------------
   ---------------------------------------------------- ---------------------------------------------------
                                     December 31                                          December 31
                                   2007       2006                                      2007       2006
                                -----------------------                              ----------------------

   Pacific                              22%   22%       Office                           36%        35%
   South Atlantic                    21        21       Industrial                       20         21
   Middle Atlantic                   17        17       Retail                           17         16
   Mountain                          16        15       Apartment                        16         19
   E. North Central                   9        10       Agriculture                       6          4
   W. North Central                   5         5       Other                              4          4
   W. South Central                   5         5       Medical                           1          1
   E. South Central                   3         3
   New England                        2         2

For the year ending December 31, 2007, the Company has 36 Low Income Housing Tax Credits. The remaining years of unexpired tax credits ranged from 2 to12 and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from 4 to 16 years. The amount of contingent equity commitments expected to be paid during the years 2008 to 2019 is $15,733. There were no impairment losses, write-downs or reclassifications during the year related to these credits.

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.


6. Investments (continued)

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 24 years for forecasted hedge transactions. For forecasted hedge transactions, the deferred gain (loss) is recognized in income as the purchased asset affects income. If the forecasted transaction no longer qualifies for hedge accounting or if the forecasted transaction is no longer probable, the forward-starting swap will cease to be valued at amortized cost and will be marked to fair value through surplus. For the year ended December 31, 2007, none of the Company's cash flow hedges has been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the years ended December 31, 2007 and 2006, the Company has recorded $5,572 and $(2,256), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss. The Company did not recognize any unrealized gains or losses during 2007 or 2006 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

An interest rate floor provides a receipt of payments in the event interest rates fall below the strike rates in the contract. An interest rate floor is designed to generate cash flows to offset lower cash flows received on assets during low interest rate environments. The Company pays a single premium at the beginning of the contract. These interest rate floors are marked to fair value in the balance sheet and the fair value adjustment is recorded in capital and surplus.









6.  Investments (continued)

The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset to a lower rated investment grade asset. Using the swap market to replicate credit enables the Company to enhance the relative values while having the ability to execute larger transactions in a shortened time frame. At December 31, 2007 and 2006, the Company had replicated assets with a fair value of $198,205 and $170,856, respectively, and credit default swaps with a fair value of $(1,344) and $1,128, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company did not recognize any capital losses related to replication transactions.

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of 'A' or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company's behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead. As of December 31, 2007, the fair value of all contracts, aggregated at a counterparty level, with a positive and negative fair value amounted to $402,904 and $(230,573), respectively.

At December 31, 2007 and 2006, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                                 Notional Amount
                                                                       ------------------------------------
                                                                             2007              2006
                                                                       ------------------------------------
   Derivative securities:
     Interest rate and currency swaps:
       Receive fixed - pay floating                                          $5,641,240       $6,156,247
       Receive floating - pay fixed                                           5,325,510        6,860,032
       Receive fixed - pay fixed                                                129,869          107,148
       Receive floating (uncapped) - pay floating (capped)                    3,254,357        4,093,896
     Interest rate cap agreement                                              4,500,000        4,521,900
     Interest rate floor agreements                                              60,800           59,200



6.  Investments (continued)

At December 31, 2007, investments with an aggregate carrying value of $60,914 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

7. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------

   Direct premiums                                       $ 8,481,394        $7,282,848       $6,263,720
   Reinsurance assumed - non affiliates                       28,936             4,025            4,151
   Reinsurance assumed - affiliates                           46,715           229,506          118,163
   Reinsurance ceded - non affiliates                       (121,441)          (99,068)        (143,292)
   Reinsurance ceded - affiliates                         (2,955,675)       (2,507,526)      (1,137,525)
                                                     ------------------------------------------------------
   Net premiums earned                                   $ 5,479,929        $4,909,785       $5,105,217
                                                     ======================================================

The Company received reinsurance recoveries in the amount of $306,393, $266,434 and $207,576, during 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $13,986 and $12,977, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2007 and 2006 of $11,702,802 and $8,260,587, respectively.

The net amount of the reduction in surplus at December 31, 2007 if all reinsurance agreements were cancelled is $21,653.





7. Reinsurance (continued)

At December 31, 2007 and 2006, amounts recoverable from unaffiliated unauthorized reinsurers of $474 and $1,034, respectively, and reserve credits for reinsurance ceded of $20,287 and $25,221, respectively were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $21,765 and $27,616 at December 31, 2007 and 2006, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days.

During 2001, the Company entered into a reinsurance transaction with an unaffiliated company to cede certain annuity benefits on an inforce group of contracts. The gain from this transaction of $13,674 was credited directly to unassigned surplus. During 2007, 2006 and 2005, $1,119, $1,403 and $1,437,
respectively, of the initial gain were amortized into earnings, with a corresponding charge to unassigned surplus.

During 2001, the Company entered into a reinsurance transaction with Transamerica International Re (Bermuda) Ltd. (TIRE), an affiliate of the Company. Under the terms of this transaction, the Company ceded certain traditional life insurance contracts. The net of tax impact from the cession of inforce business was $33,042, which was credited directly to unassigned surplus. During 2007, 2006 and 2005, the Company has amortized $3,304 per year into earnings with a corresponding charge to unassigned surplus. The Company has a liability for funds held under reinsurance of $376,833, $585,938, and $625,459 at December 31, 2007, 2006, and 2005, respectively.

During 2003, the Company entered into an indemnity reinsurance agreement in which the Company agreed to cede the obligations and benefits related to certain fixed annuity contracts on a coinsurance and modified coinsurance basis. The Company received a ceding commission of $13,386 at the inception of the contract. In addition, the Company released the IMR liability of $19,855 related to the assets backing the ceded contracts because the future investment experience to be transferred to the assuming company will be without adjustment of the IMR that existed at the date of the initial transaction. The resulting gain from the ceding commission and the IMR release has been recorded directly to unassigned surplus on a net of tax basis. During 2007, 2006 and 2005, the Company has amortized $1,538, $2,632 and $985, respectively, into earnings with a corresponding charge to unassigned surplus.







7. Reinsurance (continued)

During 2006, the Company entered into a reinsurance agreement with Transamerica Ireland Reinsurance, an affiliate, to retrocede an inforce block of universal life business. The initial commission expense allowance received of $148,162 less ceded reserves of $169,062 resulted in an initial transaction gain of $20,900 pre-tax ($13,585 net of tax). The net of tax gain was reclassified to unassigned surplus. During 2007 and 2006, the Company amortized $1,019 and $1,359 into earnings with a corresponding charge to unassigned surplus, respectively.

Effective December 31, 2007, TIRE recaptured all inforce business that was previously retroceded to the Company under the retrocessional agreement effective January 1, 2003. The difference between the life and claim reserves released of $172 and $11, respectively, and consideration paid of $82 was included in the Statement of Operations.

The Company entered into an agreement effective December 31, 2007 to recapture obligations and benefits related to certain universal life insurance contracts that were previously ceded to TIRE in 2003. The Company assumed assets of $4,690 associated with this business and paid recapture consideration of $308. Reserves recaptured included life reserves of $1,070 and claim reserves of $111. As a result, a pre-tax gain of $3,201 was included in the Statement of Operations. In addition, the unamortized pre-tax ceded gain held by the Company in unassigned surplus resulting from the original reinsurance transaction was released into income in the amount of $1,608 ($1,045 net of tax). Prior to this transaction, the Company had amortized $365 and $380 on a pre-tax basis ($237 and $247 on a net of tax basis) into earnings for 2007 and 2006, respectively, with a corresponding charge to unassigned surplus.

Effective December 31, 2007, the Company and Life Investors Insurance Company of America (LIICA), an affiliate of the Company, entered into an indemnity reinsurance agreement to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by LIICA, with issue dates ranging from January 1, 2007 through December 31, 2007, and also will be covering policies issued between January 1, 2008 and December 31, 2008. As a result, the Company assumed reserves of $104,707.









7. Reinsurance (continued)

The Company and Monumental Life Insurance Company (MLIC), an affiliate of the Company, also entered into an indemnity reinsurance agreement effective December 31, 2007, to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by MLIC or People's Benefit Life Insurance Company, which was merged by operation of law into MLIC effective October 1, 2007, with issue dates ranging from January 1, 2007 through December 31, 2007, and also will be covering policies issued between January 1, 2008 and December 31, 2008. As a result, the Company assumed reserves of $26,573.

The Company entered into an indemnity reinsurance agreement effective December 31, 2007, with TOLIC to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by TOLIC and assumed by TOLIC on policies originally issued by Transamerica Life (Bermuda) Ltd., an affiliate of the Company, with issue dates ranging from January 1, 2007 through December 31, 2007, and also will be covering policies issued between January 1, 2008 and December 31, 2008. As a result, the Company assumed reserves of $143,515.

Subsequent to the above transactions, also effective December 31, 2007, the Company entered into an indemnity reinsurance agreement with Pine Falls Re, Inc., an affiliate, to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by the Company and assumed by the Company from various affiliated entities. Universal life secondary guarantee reserves ceded were $286,392, resulting in a pre-tax gain of $286,392 ($186,154, net of tax) that has been credited directly into unassigned surplus.

On October 1, 2007 the Company recaptured various fixed deferred annuity plans that were ceded to MLIC under a July 1, 1990 agreement. The recapture premium received was $249,642 and the commission expense allowance paid was $3,386, for a net consideration received of $246,256. Reserves recaptured were $249,642. The resulting pretax loss of $3,386 was included in the Statement of Operations.

The Company entered into an indemnity reinsurance agreement with a nonaffiliated company effective July 1, 2007, in which the Company agreed to cede a closed block of fixed and variable deferred annuities on a coinsurance and modified coinsurance basis. The net of tax gain of $10,931 from this transaction was credited directly to unassigned surplus. During 2007 the Company amortized $995 into earnings with a corresponding charge to unassigned surplus.

8. Income Taxes

The main components of net deferred income taxes are as follows:

                                                              December 31
                                                        2007               2006
                                                 ---------------------------------------
                                                 ---------------------------------------
   Deferred income tax assets:
     Guaranty funds                                    $   2,984         $    6,350
     Non-admitted assets                                   6,455              6,959
     807(f) assets                                         6,910              6,042
     Partnerships                                         61,354             33,185
     Tax basis deferred acquisition costs                265,534            242,335
     Reserves                                            107,173            103,702
     Unrealized capital losses                            23,150             44,330
     Derivatives                                          75,277             36,455
     Deferred intercompany losses                         15,139             11,042
     Other                                                13,290              7,690
                                                 ---------------------------------------
                                                 ---------------------------------------
   Total deferred income tax assets                      577,266            498,090

       Non-admitted deferred tax assets                  176,768            251,610
                                                 ---------------------------------------
                                                 ---------------------------------------
   Admitted deferred tax assets                          400,498            246,480

   Deferred income tax liabilities:
     Unrealized capital gains                             87,516            112,838
     807(f) liability                                      6,629              6,742
     Accrued dividends                                       443              3,561
     Deferred intercompany gains                          14,556             13,724
     Partnerships                                        150,914                  -
     Other                                                   851              1,273
                                                 ---------------------------------------
                                                 ---------------------------------------
   Total deferred income tax liabilities                 260,909            138,138
                                                 ---------------------------------------
                                                 ---------------------------------------
   Net admitted deferred tax asset                     $ 139,589          $ 108,342
                                                 =======================================




The change in net deferred income tax assets and deferred income tax assets are as follows:
                                                                   December 31
                                                       -------------------------------------------------------
                                                              2007              2006             Change
                                                       -------------------------------------------------------
                                                       -------------------------------------------------------

   Total deferred tax assets                                  $577,266           $498,090        $  79,176
   Total deferred tax liabilities                              260,909            138,138          122,771
                                                       -------------------------------------------------------
                                                       -------------------------------------------------------
   Net deferred tax asset                                     $316,357           $359,952          (43,595)
                                                       =====================================
                                                       =====================================
   Tax effect of unrealized gains (losses)                                                          36,599
                                                                                           -------------------
                                                                                           -------------------
   Change in net deferred income tax                                                             $  (6,996)
                                                                                           ===================

                                                                   December 31
                                                       -------------------------------------------------------
                                                              2006              2005             Change
                                                       -------------------------------------------------------
                                                       -------------------------------------------------------

   Total deferred tax assets                                  $498,090           $464,807          $33,283
   Total deferred tax liabilities                              138,138            179,070           40,932
                                                       -------------------------------------------------------
                                                       -------------------------------------------------------
   Net deferred tax asset                                     $359,952           $285,737           74,215
                                                       =====================================
                                                       =====================================
   Tax effect of unrealized gains (losses)                                                          16,806
                                                                                           -------------------
                                                                                           -------------------
   Change in net deferred income tax                                                               $91,021
                                                                                           ===================

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:





8. Income Taxes (continued)



                                                                  Year Ended December 31
                                                       2007                2006               2005
                                                -----------------------------------------------------------
                                                -----------------------------------------------------------

   Income tax expense (benefit) on operational
     gains and capital gains (losses) on
     investments computed at the federal
     statutory rate (35%)                             $ 192,312          $ 177,020          $  146,830
     Deferred acquisition costs - tax basis              25,195             28,780               3,237
     Dividends received deduction                       (19,606)           (22,343)            (22,887)
     IMR amortization                                    (5,170)            (7,628)            (13,821)
     Investment income items                             14,361             (7,952)                 42
     Limited partnerships book/tax difference            (1,363)            (3,754)             (2,477)
     Miscellaneous accruals                               2,706               (339)             (1,664)
     Non-Deductible items                                   382                433                 202
     Prior year over (under) accrual                     13,036             33,117             (40,480)
     Reinsurance transactions                            65,740              1,624              (2,094)
     Tax credits                                        (38,023)            (9,115)             (5,854)
     Tax reserve adjustment                              (2,382)              (285)             (3,549)
     Other                                                  (77)            (2,855)                 44
                                                -----------------------------------------------------------
                                                -----------------------------------------------------------
   Federal income tax expense on operations
     and capital gains (losses) on investments          247,111            186,703              57,529
   Less tax (benefit) on capital gains (losses)         175,872             50,291              53,227
                                                -----------------------------------------------------------
                                                -----------------------------------------------------------
   Total federal income tax expense                    $ 71,239          $ 136,412           $   4,302
                                                ===========================================================

The total statutory income taxes are computed as follows:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
   Federal income tax expense on operations and            $247,111         $ 186,703         $ 57,529
     capital gains (losses) on investments
   Change in net deferred income taxes                        6,996           (91,021)         (34,505)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Total statutory income taxes                            $254,107          $ 95,682         $ 23,024
                                                     ======================================================

Effective October 1, 2005, the Company joined in a consolidated income tax return filing with TOLIC. Prior to that date, the Company filed a consolidated tax return with its indirect parent company, AEGON US Holding Corporation. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.


8. Income Taxes (continued)

In addition, any operating loss or capital loss carryforwards are calculated for the life and nonlife subgroups on a consolidated basis. At December 31, 2006, the consolidated returns had no loss carryforwards. A tax return has not yet been filed for 2007.

The amount of tax contingencies calculated for the Company as of December 31, 2007 and 2006 is not material to the Company's financial position. Therefore, the total amount of tax contingencies that, if recognized, would affect the effective income tax rate is immaterial. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company's interest expense related to income taxes as of December 31, 2007 and 2006 was negligible and the Company recorded no liability for penalties.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing arguments have been executed through 2000. The examination fieldwork for 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax provisions. An examination is underway for 2005 and 2006.

Income taxes incurred during 2007, 2006 and 2005 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses is $324,348, $244,223 and $137,713, respectively.

Prior to 1984, as provided for under the Life insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the "policyholders' surplus account" (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA was made in 2006 in the amount of $20,258, which reduced the balance in the PSA to zero. Due to United States tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 are deemed to come first out of the PSA and are not taxed. There was no reduction to net earnings due to this distribution.

9. Policy and Contract Attributes

A portion of the Company's policy reserves and other policyholders' funds
(including separate account liabilities) relate to liabilities established on a variety of the Company's annuity and deposit-type products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

                                                                      December 31
                                                        2007                             2006
                                              --------------------------     ------------------------------
                                                               Percent                          Percent
                                                   Amount     of Total            Amount       of Total
                                              --------------------------     ------------------------------
    Subject to discretionary withdrawal         $ 2,649,492           5%       $ 3,073,540         5%
        With market value adjustment
     At book value less current surrender
     charge of 5% or more                         4,946,290         9            6,661,713        11
     At fair value                               24,766,862        45           22,471,785        38
                                              --------------------------     ------------------------------
                                              --------------------------     ------------------------------
     Total with adjustment or at market value    32,362,644        59           32,207,038        54
     At book value without adjustment
     (minimal or no charge or adjustment)        12,290,063        23           13,065,825        22
   Not subject to discretionary withdrawal        9,938,264        18           14,206,871        24
                                              --------------------------     ------------------------------
                                                              ----------                     --------------
   Total annuity reserves and deposit fund
     liabilities  - before reinsurance           54,590,971       100%          59,479,734       100%
                                                              ==========                     ==============
                                                              ==========                     ==============
   Less reinsurance ceded                         4,508,540                      6,254,160
                                              -----------------              -----------------
   Net annuity reserves and deposit fund
     liabilities                               $50,082,431                   $ 53,225,574
                                              =================              =================

Included in the liability for deposit-type contracts at December 31, 2007 and 2006 are $843,245 and $2,215,320, respectively, of funding agreements issued by an affiliate to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from an affiliated Company which secures that particular series of notes. The funding agreement is reinsured to the Company. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders. At December 31, 2007, the contractual maturities were as follows:

                    Year                                   Amount
                    ------------------------------------- ---------------
                    ------------------------------------- ---------------
                    2008
                                                          $
                                                          -
                    2009                                     372,903
                    2010                                       55,451
                    2011                                     125,294
                    2012                                       52,646
                    Thereafter                               236,951
9. Policy and Contract Attributes (continued)

The Company's liability for deposit-type contracts includes GIC's and funding agreements assumed from MLIC, an affiliate. The liabilities assumed are $4,122,609 and $5,805,497 at December 31, 2007 and 2006, respectively.

Separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or market value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these are carried at market value. The life insurance policies typically provide a guaranteed minimum death benefit. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2007 and 2006 is as follows:

                                                         Nonindexed
                                                         Guaranteed       Nonindexed
                                                        Less than or      Guaranteed       Nonguaranteed
                                                        equal to 4%      More than 4%    Separate Account         Total
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Premiums, deposits and other                  $   14,714    $            -      $  5,528,274      $  5,542,988
              considerations for the year ended
              December 31, 2007
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts with assets at:
              Fair value                                $          -     $           -       $30,695,300       $30,695,300
              Amortized cost                                 521,653                 -                 -            521,653
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Total at December 31, 2007                     $ 521,653     $           -       $30,695,300       $31,216,953
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts by withdrawal characteristics at
              December 31, 2007: Subject to discretionary withdrawal:
                With market value adjustment              $   41,480        $         - $                 -  $        41,480
                At fair value                                      -                  -       30,695,300          30,695,300
                At book value without market
                  value adjustment and with current
                  surrender charge of less than 5%           480,173                  -                -             480,173
              Not subject to discretionary
                withdrawal                                         -                  -                -                   -
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
              Total separate account liabilities at        $ 521,653       $          -      $30,695,300         $31,216,953
                December 31, 2007
                                                     ==========================================================================





9. Policy and Contract Attributes (continued)

                                                         Nonindexed       Nonindexed       Nonguaranteed          Total
                                                         Guaranteed
                                                        Less than or      Guaranteed
                                                        equal to 4%      More than 4%    Separate Account
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Premiums, deposits and other                 $     7,471   $               -   $   4,874,131      $  4,881,602
              considerations for the year ended
              December 31, 2006
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts with assets at:
              Fair value                              $            -   $              -     $ 27,230,773      $ 27,230,773
              Amortized cost                                 493,802                 -                 -            493,802
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Total at December 31, 2005                     $ 493,802   $               -    $ 27,230,773      $ 27,724,575
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts by withdrawal characteristics at
              December 31, 2006: Subject to discretionary withdrawal:
                With market value adjustment               $  37,244   $               -$                 - $         37,244
                At fair value                                      -                  -       27,230,773          27,230,773
                At book value without market
                   value adjustment and with
                   current surrender charge of less
                   than 5%                                   456,558                  -                -             456,558
              Not subject to discretionary
                 withdrawal                                        -                  -                -                   -
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
              Total separate account liabilities at        $ 493,802   $               -    $ 27,230,773        $ 27,724,575
                December 31, 2006
                                                     ==========================================================================






9. Policy and Contract Attributes (continued)

                                                          Nonindexed      Nonindexed       Nonguaranteed          Total
                                                          Guaranteed
                                                         Less than or     Guaranteed
                                                         equal to 4%     More than 4%    Separate Account
                                                       ------------------------------------------------------------------------
                                                       ------------------------------------------------------------------------
            Premiums, deposits and other                   $     7,756  $            -      $  3,592,608      $  3,600,364
              considerations for the year ended
              December 31, 2005
                                                       ========================================================================
                                                       ========================================================================

            Reserves for separate accounts with assets at:
              Fair value                                $            -   $           -       $22,429,774       $22,429,774
              Amortized cost                                   472,193         136,956                 -           609,149
                                                       ------------------------------------------------------------------------
                                                       ------------------------------------------------------------------------
            Total at December 31, 2005                       $ 472,193       $ 136,956       $22,429,774       $23,038,923
                                                       ========================================================================
                                                       ========================================================================

            Reserves for separate accounts by withdrawal characteristics at
              December 31, 2005:
              Subject to discretionary withdrawal:
                With market value adjustment           $             -       $  136,956 $                -  $     136,956
                At fair value                                        -                -       22,429,774        22,429,774
                At book value without market value
                   adjustment and with current
                   surrender charge of less than 5%            436,447                -                -           436,447
              Not subject to discretionary withdrawal           35,746                -                -            35,746
                                                       ------------------------------------------------------------------------
                                                       ------------------------------------------------------------------------
              Total separate account liabilities at          $ 472,193        $ 136,956      $22,429,774       $23,038,923
                December 31, 2005
                                                       ========================================================================




9. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:
                                                                        Year Ended December 31
                                                                  2007           2006           2005
                                                             ----------------------------------------------
   Transfers as reported in the summary of operations of the separate accounts statement:
       Transfers to separate accounts                            $5,533,742     $4,875,079     $3,593,932
       Transfers from separate accounts                          (3,805,743)    (2,463,321)    (2,235,249)
                                                             ----------------------------------------------
   Net transfers to separate accounts                             1,727,999      2,411,758      1,358,683

   Miscellaneous reconciling adjustments                               (274)         5,763          6,833
                                                             ----------------------------------------------
   Transfers as reported in the summary of operations of
     the life, accident and health annual statement              $1,727,725     $2,417,521     $1,365,516
                                                             ==============================================

A reclassification was made to the amounts previously reported to the Insurance
Division, Department of Commerce, State of Iowa in the 2007 Annual Statement, to move $78,402 from net transfers to separate accounts to reserve adjustments on reinsurance ceded within the Statement of Operations, which also affected the reconciliation of net transfers to or from separate accounts as reflected in the notes to financials. This reclassification had no impact on net income.

At December 31, 2007 and 2006, the Company had separate account annuities with guaranteed benefits as follows:

        Benefit and Type of Risk                     Subjected Account     Amount of       Reinsurance
                                                           Value         Reserve Held     Reserve Credit
   --------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------
   December 31, 2007
      Minimum guaranteed death benefit                    $15,411,880       $224,163      $  16,502
      Minimum guaranteed income benefit                     7,936,482        162,120          9,608
      Guaranteed premium accumulation fund                     53,508          8,212              -
      Minimum guaranteed withdrawal benefit                 3,483,468         36,448        (10,328)

   December 31, 2006
      Minimum guaranteed death benefit                    $14,637,639       $174,306        $18,781
      Minimum guaranteed income benefit                     9,710,748        134,293          8,043
      Guaranteed premium accumulation fund                     54,534          8,575              -
      Minimum guaranteed withdrawal benefit                    60,452            440              -

9. Policy and Contract Attributes (continued)

For Variable Annuities with Guaranteed Living Benefits (VAGLB), which includes minimum guaranteed income, minimum guaranteed withdrawal and guaranteed premium accumulation fund benefits, the Company complies with Actuarial Guideline 39. This guideline defines a two step process for the determination of VAGLB reserves. The first step is to establish a reserve equal to the accumulated VAGLB charges for the policies in question. The second step requires a stand alone asset adequacy analysis to determine the sufficiency of these reserves. This step has been satisfied by projecting 30 years into the future along 1000 stochastic variable return paths using a variety of assumptions as to VAGLB charges, lapse, withdrawal, annuitization, and death. The results of this analysis are discounted back to the valuation date and compared to the accumulation of fees reserve to determine if an additional reserve needs to be established.

For Variable Annuities with Minimum Guaranteed Death Benefits (MGDB), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2007 and 2006, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loading, are as follows:

                                                               Gross          Loading           Net
                                                          -------------------------------------------------
   December 31, 2007
   Life and annuity:
     Ordinary direct first year business                     $     559       $    399        $     160
     Ordinary direct renewal business                           21,399          7,100           14,299
     Group life direct business                                  2,665          2,060              605
                                                          -------------------------------------------------
   Total life and annuity                                       24,623          9,559           15,064
   Accident and health - direct                                  5,758              -            5,758
                                                          -------------------------------------------------
                                                          -------------------------------------------------
                                                               $30,381        $ 9,559          $20,822
                                                          =================================================





9. Policy and Contract Attributes (continued)

   December 31, 2006                                           Gross          Loading           Net
                                                          -------------------------------------------------
                                                          -------------------------------------------------
   Life and annuity:
     Ordinary direct first year business                     $   4,172      $   2,781        $   1,391
     Ordinary direct renewal business                           21,163          6,794           14,369
     Group life direct business                                  2,680          1,913              767
                                                          -------------------------------------------------
                                                          -------------------------------------------------
   Total life and annuity                                       28,015         11,488           16,527
   Accident and health - direct                                  3,917              -            3,917
                                                          -------------------------------------------------
                                                          -------------------------------------------------
                                                              $ 31,932       $ 11,488         $ 20,444
                                                          =================================================

At December 31, 2007 and 2006, the Company had insurance in force aggregating $734,408 and $853,719, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $121,452 and $24,001 to cover these deficiencies at December 31, 2007 and 2006, respectively.

10. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2008, without the prior approval of insurance regulatory authorities, is $198,528.




11. Retirement and Compensation Plans

The Company's employees participate in a qualified defined benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based the based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. The Company's allocation of pension expense for each of the years ended December 31, 2007, 2006 and 2005 was $3,310, $2,679 and $2,789,
respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary.

Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Benefits expense of $1,912, $1,683 and $1,515 were allocated for the years ended December 31, 2007, 2006 and 2005, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company's allocation of expense for these plans for each of the years ended December 31, 2007, 2006 and 2005 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for individuals employed and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.




11. Retirement and Compensation Plans (continued)

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans, calculated on the pay-as-you-go basis, are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $278, $215 and $273, for the years ended December 31, 2007, 2006 and 2005, respectively.

12. Sales, Transfer, and Servicing of Financial Assets, and Extinguishments of Liabilities

During 2006 and 2005, the Company sold $6,050 and $10,788, respectively, of agent balances without recourse to an affiliated company. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliated company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and as a result retains such balances as non-admitted receivables. Receivables in the amount of $13,383 and $9,846 were non-admitted as of December 31, 2007 and 2006, respectively.

The Company has recorded liabilities of $127,333 and $156,180 for municipal reverse repurchase agreements as of December 31, 2007 and 2006, respectively. The reverse repurchase agreements are collateralized by securities with book values of $135,974 and $161,711 as of December 31, 2007 and 2006, respectively. These securities have maturity dates that range from 2019 to 2028 and have a weighted average interest rate of 7.63%.

At December 31, 2007, the Company did not participate in dollar reverse repurchase agreements. At December 31, 2006, securities with a book value of $486,968 and a market value of $489,615 were subject to dollar reverse repurchase agreements. The Company has an outstanding liability for borrowed money in the amount of $493,336 as of December 31, 2006 due to participation in dollar reverse repurchase agreements.







12. Sales, Transfer, and Servicing of Financial Assets, and Extinguishments of Liabilities (continued)

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 100%/102% of the fair market value of the loaned government/other domestic securities, respectively, as of the transaction date. If the fair value of the collateral is at any time less than 100%/102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 100%/102% of the fair value of the loaned government/other domestic securities, respectively. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair market value of the loaned security. At December 31, 2007 and 2006, the value of securities loaned amounted to $1,079,702, and $1,501,263, respectively. At December 31, 2007, the collateral the Company received from securities lending was in the form of cash.

13. Related Party Transactions

The Company is party to a common cost allocation service arrangement between AEGON USA, Inc. companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company's mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2007, 2006 and 2005, the Company paid $89,291, $108,387 and $82,913, respectively, for these services, which approximates their costs to the affiliates. During 2006, the Company executed an administrative service agreement with Transamerica Fund Advisors, Inc. (TFA) to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $48,726 and $42,513 for these services during 2007 and 2006, respectively.

Payables to affiliates bear interest at the thirty-day commercial paper rate. At December 31, 2007 and 2006, the Company reported a net amount of $110,594 and $64,775 due to Parent, Subsidiary and Affiliated Companies, respectively. The 2007 balance excludes $70,800 of short-term intercompany notes payable. The 2006 balance excludes $338,000 of short-term intercompany notes receivable. Terms of the settlement require that these amounts are settled within 90 days.


13. Related Party Transactions (continued)

At December 31, 2007 the Company had short-term notes receivable of $314,800, $29,700, and $595,600 from Transamerica Corporation, TIRE and AEGON, respectively. The Transamerica Corporation note is due by August 28, 2008 and bears interest at 5.28%. The TIRE and AEGON notes are due by December 10, 2008 and December 27, 2008, respectively. Both of these notes bear interest at 4.75%. These notes are reported as short-term investments. The Company has short-term notes payable to TOLIC, LIICA and Stonebridge Life Insurance Company of $42,500, $18,400 and $9,900 at December 31, 2007. All three notes are due by December 30, 2008 and bear interest at 4.75%. At December 31, 2006 the Company had a short-term note receivable of $338,000 from Transamerica Corporation. The note was due by June 22, 2007. During 2007, 2006 and 2005, the Company paid net interest of $7,774, $5,767 and $14,352, respectively, to affiliates.

At December 31, 2007 and 2006, the Company has a note payable to Commonwealth General Corporation of $10,000, bearing interest at 6% and due on December 31, 2030.

During 1998, the Company issued life insurance policies to certain affiliated companies, covering the lives of certain employees of those affiliates. Aggregate reserves for policies and contracts related to these policies are $264,159 and $255,273 at December 31, 2007 and 2006, respectively.

14. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $5,485,324 as of December 31, 2007. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results.



14. Commitments and Contingencies (continued)

The Company has also provided a guarantee for the obligations of non-insurance affiliates. These entities accept assignments of structured settlement payment obligations from other insurers and purchases structured settlement insurance policies from subsidiaries of the Company that match those obligations. There are no expected payments associated with this guarantee.

At December 31, 2007, 2006 and 2005, the Company had entered into an agreement with commitment amounts of $21,090, $21,090 and $21,090, respectively, for which it was paid a fee to provide credit enhancement and standby liquidity asset purchase agreements on municipal variable rate demand note facilities. The Company believes the chance of draws or other performance features being exercised under these agreements is minimal.

At December 31, 2007 and 2006, the net amount of securities being acquired
(sold) on a "to be announced" (TBA) basis was $38,086 and $(10,668), respectively.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2007 and 2006, the Company has pledged invested assets with a carrying value and market value of $117,615 and $118,526, respectively, in conjunction with these transactions.

Assets in the amount of $1,598,229 and $1,553,519 as of December 31, 2007 and 2006, respectively, were pledged as collateral in conjunction with funding agreements associated with the Federal Home Loan Bank.

The Company has contingent commitments for $706,323 and $649,558 at December 31, 2007 and 2006, respectively, for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $15,733 and $3,361, respectively.

At December 31, 2007 and 2006 the Company has mortgage loan commitments of $199,312 and $381,650, respectively.

Private placement commitments outstanding were at December 31, 2007 and 2006 were $83,844 and $144,009 respectively.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion that damages arising from such demands will not be material to the Company's financial position.



14. Commitments and Contingencies (continued)

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $3,497 and $3,931 with no offsetting premium tax benefit at December 31, 2007 and 2006, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $813, $1,116 and $286 for the years ended December 31, 2007, 2006 and 2005, respectively.

15. Reconciliation to Statutory Annual Statement

The following is a reconciliation of amounts previously reported to the Insurance Division, Department of Commerce, of the State of Iowa in the 2007
Annual Statement, to those reported in the accompanying statutory-basis financial statements:


                                                                              2007
                                                                        -----------------
Balance Sheet:
   Assets as reported in the Company's Annual Statement                    $73,509,106


   Adjust federal income tax recoverable                                   -
                                                                        -----------------
                                                                        -----------------
   Assets as reported in the accompanying                                  $73,509,106
     audited statutory-basis balance sheet
                                                                        =================
                                                                        =================
                                                                           $71,519,356
   Liabilities as reported in the Company's Annual Statement

   Adjust federal income taxes payable                                              -
                                                                        -----------------
                                                                        -----------------
   Liabilities as reported in the accompanying                             $71,519,356
     audited statutory-basis balance sheet
                                                                        =================
                                                                        =================
                                                                           $1,989,749
Capital and surplus as reported in the Company's Annual       Statement
   Decrease change in aggregate reserves for annuity policies and
     contracts                                                                    45,055

   Adjust federal income tax expense                                       (15,769)

   Decrease surplus net of tax - correction of an error                    (29,286)
                                                                        -----------------
                                                                        -----------------
   Total capital and surplus as reported in the accompanying audited       $1,989,749
     statutory-basis balance sheet
                                                                        =================
                                                                        =================

Statements of Income (Operations):
   Statutory net income (loss) as reported in the Company's
     Annual Statement                                                      $   241,492
   Decrease change in aggregate reserves for annuity policies and
     contracts                                                                    45,055

   Adjust federal income tax expense                                       (15,769)
                                                                        -----------------
                                                                        -----------------
   Total statutory net income (loss) per financial statements              $   270,778
                                                                        =================

The 2007 Annual Statement included an increase in aggregate reserves for annuity policies and contract that should have been recognized through income during 2006. There was no impact to the 2006 or 2005 financial statements due to this change.

16. Event (Unaudited) Subsequent to the Date of the Report of Independent Public Accounting Firm

On June 13 and June 26, 2008, the board of directors of the Company approved the mergers of Transamerica Occidental Life Insurance Company (TOLIC) and Life Investors Insurance Company of America (LIICA), respectively, both affiliated companies, into the Company, subject to regulatory approval. It is anticipated the mergers will occur on October 1, 2008 for TOLIC and October 2, 2008 for LIICA. As a result of the mergers, the Company will assume ownership of all assets, and responsibility for all liabilities of TOLIC and LIICA.

                            Statutory-Basis Financial
                               Statement Schedules


                       Transamerica Life Insurance Company


                       Summary of Investments - Other Than
                         Investments in Related Parties
                             (Dollars in Thousands)

                                December 31, 2007

SCHEDULE I


                                                                                         Amount at Which
                                                                                           Shown in the
                                                                            Market        Balance Sheet
                 Type of Investment                       Cost (1)           Value
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Fixed maturities
Bonds:
   United States Government and government agencies
     and authorities                                    $     447,899      $    455,339     $    447,899
   States, municipalities and political subdivisions        1,147,105         1,150,824        1,147,105
   Foreign governments                                        495,284           524,821          495,284
   Public utilities                                         1,746,365         1,772,036        1,746,365
   All other corporate bonds                               24,150,966        23,996,543       24,150,966
Preferred stocks                                            1,328,054         1,243,658        1,328,054
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Total fixed maturities                                     29,315,673        29,143,221       29,315,673

Equity securities
Common stocks:
   Public utilities                                                 -                 -                -
   Banks, trust and insurance                                  68,085            68,012           68,012
   Industrial, miscellaneous and all other                    101,783           107,391          107,391
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Total common stocks                                           169,868           175,403          175,403

Mortgage loans on real estate                               6,038,594                          6,038,594
Real estate                                                    28,891                             28,891
Policy loans                                                   92,978                             92,978
Other long-term investments                                 2,152,611                          2,152,611
Cash, cash equivalents and short-term investments           1,182,364                          1,182,364
                                                     -------------------                -------------------
                                                     -------------------                -------------------
Total investments                                        $ 38,980,979                       $ 38,986,514
                                                     ===================                ===================

 (1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.



                  Transamerica Life Insurance Company
                      Supplementary Insurance Information
                             (Dollars in Thousands)

SCHEDULE III

                                                                                                                     Benefits,
                                                                                                                      Claims
                                        Future Policy                  Policy and                  Net Investment   Losses and
                                        Benefits and     Unearned       Contract    Premium Revenue    Income*      Settlement
                                          Expenses       Premiums      Liabilities                                   Expenses
                                       --------------------------------------------------------------------------------------------
Year ended December 31, 2007
Individual life                        $   3,589,561  $           -     $ 24,055     $      56,610  $   274,448   $      84,829
Individual health                            735,347       11,524         26,983           129,011       51,650        155,934

Group life and health                        443,821        3,342         23,159           125,794       32,405        106,638
Annuity                                   19,297,739            -          2,730         5,168,514    1,934,693      5,792,586
                                       --------------------------------------------------------------------------------------------
                                        $ 24,066,468     $ 14,866       $ 76,927       $ 5,479,929  $ 2,293,196    $ 6,139,987
                                       ============================================================================================

Year ended December 31, 2006
Individual life                         $  3,757,098  $           -     $ 22,168      $    331,370  $   254,197    $    237,374
Individual health                            654,089       12,108         27,846           132,849       41,169         168,879
Group life and health                        426,975        3,529         20,792           123,312       28,551          91,478
Annuity                                   23,038,230            -          3,839         4,322,254    2,052,994       4,777,487
                                       --------------------------------------------------------------------------------------------
                                        $ 27,876,392     $ 15,637       $ 74,645       $ 4,909,785  $ 2,376,911     $ 5,275,218
                                       ============================================================================================

Year ended December 31, 2005
Individual life                          $ 3,733,738  $         -        $21,092        $  658,856  $   231,660     $   212,786
Individual health                            562,473       11,670         22,345           126,590       32,417         146,318
Group life and health                        411,648        3,611         28,479           128,286       24,716         124,052
Annuity                                   26,901,713            -          5,628         4,191,485    2,101,261       4,691,047
                                       --------------------------------------------------------------------------------------------
                                       --------------------------------------------------------------------------------------------
                                         $31,609,572      $15,281        $77,544        $5,105,217   $2,390,054      $5,174,203
                                       ============================================================================================

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.




                 Transamerica Life Insurance Company


                       Supplementary Insurance Information
                             (Dollars in Thousands)

SCHEDULE III



                                           Other
                                         Operating      Premiums
                                         Expenses*       Written
                                       ------------------------------
Year ended December 31, 2007
Individual life                         $ 1,813,371
Individual health                            37,813  $
                                                           129,457
Group life and health                        72,145        209,854
Annuity                                   1,813,485
                                       ---------------
                                        $ 3,736,814
                                       ===============

Year ended December 31, 2006
Individual life                         $ 1,991,303
Individual health                            39,561      $ 132,054
Group life and health                        66,974        200,964
Annuity                                   1,465,687
                                       ---------------
                                        $ 3,563,525
                                       ===============

Year ended December 31, 2005
Individual life                         $   659,658
Individual health                            42,532      $ 127,460
Group life and health                        52,140        214,013
Annuity                                   1,538,213
                                       ---------------
                                       ---------------
                                         $2,292,543
                                       ===============

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.


                       Transamerica Life Insurance Company

                                   Reinsurance
                             (Dollars in Thousands)

SCHEDULE IV

                                                                                                    Percentage of
                                                                   Assumed From                    Amount Assumed
                                                 Ceded to Other  Other Companies        Net            to Net
                                 Gross Amount       Companies                         Amount
                               -------------------------------------------------------------------------------------
Year ended December 31, 2007
Life insurance in force         $   35,254,514  $                  $                $ 28,351,558         0%
                                                      6,996,197          93,241
                               =====================================================================================

Premiums:
   Individual life              $    1,867,637     $  1,814,808     $     3,781        $  56,610         7
   Individual health                   129,457              446               -          129,011         0
   Group life and health               209,854           84,060               -          125,794         0
   Annuity                           6,274,446        1,177,802          71,870        5,168,514         1
                               -------------------------------------------------------------------------------------
                                $    8,481,394     $  3,077,116      $   75,651     $  5,479,929         1%
                               =====================================================================================

Year ended December 31, 2006
Life insurance in force           $ 37,877,300     $  6,921,308      $   99,276     $ 31,055,268         0%
                               =====================================================================================

Premiums:
   Individual life               $   2,005,429     $  1,678,175     $     4,116   $      331,370         1%
   Individual health                   132,054             (795)              -          132,849         0
   Group life and health               200,964           77,652               -          123,312         0
   Annuity                           4,944,401          851,562         229,415        4,322,254         5
                               -------------------------------------------------------------------------------------
                                 $   7,282,848     $  2,606,594       $ 233,531    $   4,909,785         5%
                               =====================================================================================

Year ended December 31, 2005
Life insurance in force           $ 44,440,385      $13,277,543      $   95,282     $ 31,258,124         0%
                               =====================================================================================
                               =====================================================================================

Premiums:
   Individual life              $      901,447    $     246,822     $     4,231   $      658,856         1%
   Individual health                   127,460              870               -          126,590         0
   Group life and health               214,013           85,727               -          128,286         0
   Annuity                           5,020,800          947,398         118,083        4,191,485         3
                               -------------------------------------------------------------------------------------
                               -------------------------------------------------------------------------------------
                                 $   6,263,720     $  1,280,817       $ 122,314    $   5,105,217         2%
                               =====================================================================================

FINANCIAL STATEMENTS AND SCHEDULES -     STATUTORY BASIS

Life Investors Insurance Company of America
Years Ended December 31, 2007, 2006 and 2005

                   Life Investors Insurance Company of America

               Financial Statements and Schedules- Statutory Basis


                  Years Ended December 31, 2007, 2006 and 2005



                                    Contents

Report of Independent Registered Public Accounting Firm..................................................1

Audited Financial Statements

Balance Sheets - Statutory Basis.........................................................................3
Statements of Operations - Statutory Basis...............................................................5
Statements of Changes in Capital and Surplus - Statutory Basis...........................................6
Statements of Cash Flow - Statutory Basis................................................................8
Notes to Financial Statements - Statutory Basis.........................................................10

Statutory-Basis Financial Statement Schedules

Schedule I - Summary of Investments - Other Than Investments in Related Parties.........................64
Schedule III - Supplementary Insurance Information......................................................65
Schedule IV - Reinsurance...............................................................................66



                  A member firm of Ernst & Young Global Limited




             Report of Independent Registered Public Accounting Firm

The Board of Directors
Life Investors Insurance Company of America

We have audited the accompanying statutory-basis balance sheets of Life Investors Insurance Company of America (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2007. Our audit also included the statutory-basis financial schedules required by Regulation S-X,
Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Life Investors Insurance Company of America at December 31, 2007 and 2006, or the results of its operations or its cash flow for the three years in the period ended December 31, 2007.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Investors Insurance Company of America at December 31, 2007 and 2006, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in 2006 Life Investors Insurance Company of America changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 3 to the financial statements, in 2005 Life Investors Insurance Company of America changed its accounting for investment in subsidiary, controlled and affiliated entities as well as its accounting for transfers and servicing of financial assets and extinguishments of liabilities.

                              /s/ Ernst & Young LLP

August 5, 2008


                   Life Investors Insurance Company of America

                        Balance Sheets - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                                                                   December 31
                                                                             2007              2006
                                                                       ------------------------------------
                                                                       ------------------------------------

Admitted assets Cash and invested assets:
   Bonds                                                                 $    6,976,787      $ 7,364,292
   Preferred stocks                                                             145,648          150,937
   Common stocks:
     Affiliated entities (cost: 2007 - $99,513; 2006 - $97,545)                   7,488            4,911
     Unaffiliated (cost: 2007 - $2,352; 2006 - $7,273)                            4,894           10,567
   Mortgage loans on real estate                                              1,080,994        1,074,000
   Real estate, at cost less accumulated depreciation (2007 -
     $34,762; 2006 - $31,833):
       Home office properties                                                    71,309           70,957
       Investment properties                                                     37,276           33,926
       Properties held for sale                                                     693            4,696
   Policy loans                                                                 207,383          203,983
   Cash, cash equivalents and short-term investments                            157,174          293,005
   Receivable for securities                                                        849               75
   Other invested assets                                                        249,166          313,812
                                                                       ------------------------------------
                                                                       ------------------------------------
Total cash and invested assets                                                8,939,661        9,525,161

Premiums deferred and uncollected                                                27,702           32,451
Accrued investment income                                                        93,438          101,753
Cash surrender value of life insurance policies                                 269,910          260,462
Receivable from parent, subsidiaries and affiliates                             105,565          104,656
Net deferred income tax asset                                                    65,663           58,417
Reinsurance balances recoverable                                                  6,889            7,323
Other admitted assets                                                            14,057           29,290
Separate account assets                                                         505,065          186,704
                                                                       ------------------------------------
Total admitted assets                                                    $   10,027,950      $10,306,217
                                                                       ====================================





                                                                                   December 31
                                                                             2007             2006
                                                                       ------------------------------------

Liabilities and capital and surplus Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                                $    3,373,446    $  3,426,772
     Annuity                                                                  2,943,580       3,370,639
     Accident and health                                                      1,936,158       1,736,518
   Policy and contract claim reserves:
     Life                                                                        37,240          33,305
     Accident and health                                                         86,284         119,571
   Liability for deposit type contracts                                         172,945         179,016
   Other policyholders' funds                                                     7,061           6,475
   Remittances and items not allocated                                            9,178          10,319
   Asset valuation reserve                                                      180,816         108,316
   Interest maintenance reserve                                                  53,010          56,002
   Funds held under coinsurance and other reinsurance treaties                   51,531          48,237
   Reinsurance in unauthorized companies                                          2,487           2,817
   Payable for securities                                                         8,476          74,658
   Federal and foreign income taxes payable                                      28,170          22,491
   Payable to affiliates                                                         54,664         117,070
   Transfers from separate accounts due or accrued                               (8,158)         (9,045)
   Amounts withheld or retained                                                  54,927          80,583
   Borrowed money                                                                     -          21,790
   Other liabilities                                                            108,596          80,087
   Separate account liabilities                                                 505,065         186,704
                                                                       ------------------------------------
                                                                       ------------------------------------
Total liabilities                                                             9,605,476       9,672,325

Capital and surplus:
   Common stock, $2.48 per share par value, 1,164,315 shares
     authorized, 679,802 issued and outstanding                                   1,686           1,686
   Preferred stock, $2.48 per share par value, 504,033 shares
     authorized, issued and outstanding                                           1,250           1,250
   Surplus notes                                                                150,000         150,000
   Paid-in surplus                                                              236,007         510,109
   Unassigned surplus (deficit)                                                  33,531         (29,153)
                                                                       ------------------------------------
                                                                       ------------------------------------
Total capital and surplus                                                       422,474         633,892
                                                                       ------------------------------------
Total liabilities and capital and surplus                                $   10,027,950     $10,306,217
                                                                       ====================================
See accompanying notes.



                   Life Investors Insurance Company of America

                   Statements of Operations - Statutory Basis
                             (Dollars in Thousands)

                                                                          Year Ended December 31
                                                                    2007            2006           2005
                                                              ------------------------------------------------
                                                                                                   Restated
Revenues
Premiums and other considerations, net of reinsurance:
   Life                                                          $  210,431      $  197,757      $  286,769
   Annuity                                                           22,804          26,718          41,098
   Accident and health                                              419,927         437,639         435,747
Net investment income                                               519,953         526,157         579,755
Amortization of interest maintenance reserve                          6,774           9,435          13,941
Commissions and expense allowances on reinsurance ceded              26,503          82,768          77,676
Income from fees associated with investment management,
   administration and contract guarantees for separate
   accounts                                                           1,188             325             115
Reinsurance transaction - modco reserve adjustment on
   reinsurance ceded                                                161,885        (181,776)       (202,418)
Consideration received on reinsurance recaptured                    144,665               -               -
Other                                                                13,446          24,759          22,733
                                                              ------------------------------------------------
                                                                                              ----------------
                                                                  1,527,576       1,123,782       1,255,416
Benefits and expenses Benefits paid or provided for:
   Life benefits                                                    142,352         170,097         169,730
   Accident and health benefits                                     192,775         250,670         252,521
   Surrender benefits                                               513,737         662,605         622,249
   Other benefits                                                    97,237         107,948         104,284
   Increase (decrease) in aggregate reserves for policies
     and contracts:
       Life                                                         (53,326)        (29,145)        (27,394)
       Annuity                                                     (429,238)       (784,279)       (552,055)
       Accident and health                                          199,640         167,829         207,339
                                                              ------------------------------------------------
                                                                    663,177         545,725         776,674
Insurance expenses:
   Commissions                                                      156,433         173,062         204,360
   General insurance expenses                                       137,172         112,002         115,864
   Taxes, licenses and fees                                          37,950          27,379          28,408
   Net transfers to separate accounts                               140,883          86,791             511
   Modco reinsurance premium paid                                   173,147               -               -
   Other expenses                                                    52,017          67,179          68,010
                                                              ------------------------------------------------
                                                                                              ----------------
                                                                    697,602         466,413         417,153
                                                              ------------------------------------------------
                                                                                              ----------------
Total benefits and expenses                                       1,360,779       1,012,138       1,193,827
                                                              ------------------------------------------------
                                                                                              ----------------
Gain from operations before dividends to policyholders,             166,797         111,644          61,589
   federal income tax expense and  net realized capital gains on investments
Dividends to policyholders                                            1,955           2,116           2,194
                                                              ------------------------------------------------
Gain from operations before federal income tax expense and
   net realized capital gains on investments                        164,842         109,528          59,395
Federal income tax expense (benefit)                                 77,825          15,103          (4,749)
                                                              ------------------------------------------------
                                                                                              ----------------
Gain from operations before net realized capital gains on            87,017          94,425          64,144
   investments
Net realized capital gains on investments (net of related federal income taxes and amounts transferred
   to/from interest maintenance reserve)                             32,115           7,658          11,292
                                                                                              ----------------
                                                              ------------------------------------------------
Net income                                                       $  119,132      $  102,083      $   75,436
                                                              ================================================
See accompanying notes.



                   Life Investors Insurance Company of America

         Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in Thousands)

                                                  Common    Preferred   Surplus    Paid-in   Unassigned      Total
                                                                                               Surplus    Capital and
                                                   Stock      Stock      Notes     Surplus    (Deficit)     Surplus
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------
Balance at January 1, 2005                         $ 1,250                       $ 378,726    $  75,035     $ 606,261
    As originally presented:
    Life Investors Insurance Company of
         America                                              $ 1,250 $   150,000
     Academy Life Insurance Company                  2,500          -          -     36,891      13,844        53,235
     Merger adjustment                              (2,064)         -          -      2,064           -             -
                                                -----------------------------------------------------------------------
Balance at January 1, 2005, as restated              1,686      1,250     150,000  417,681       88,879       659,496
   Net income                                            -          -          -          -      75,436        75,436
   Change in net unrealized capital
     gains/losses, net of tax                            -          -          -          -       1,050         1,050
   Change in non-admitted assets                         -          -          -          -      11,027        11,027
   Change in asset valuation reserve                     -          -          -          -     (21,831)      (21,831)
   Change in surplus in separate accounts                -          -          -          -           2             2
   Change in liability for reinsurance
     in unauthorized companies                           -          -          -          -      (1,576)       (1,576)
   Dividends to stockholder                              -          -          -    (60,000)    (70,000)     (130,000)
   Change in reserve on account of change in
     valuation basis                                     -          -          -          -       6,999         6,999
   Change in deferred income tax asset                   -          -          - -              (37,138)      (37,138)
   Reinsurance transactions                              -          -          -          -        (739)          (739)
   Contributed surplus related to stock
     appreciation rights plans of indirect                          -          -      5,328
     parent                                              -                                            -         5,328
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------
Balance at December 31, 2005, as restated            1,686      1,250    150,000   363,009       52,109       568,054
   Change in accounting principal                        -          -          -          -      (6,127)       (6,127)
   Net income                                            -          -          -          -     102,083       102,083
   Change in net unrealized capital
     gains/losses, net of tax                            -          -          -          -    (232,877)     (232,877)
    Change in net unrealized foreign capital
        gains/losses, net of tax                         -          -          -          -       1,126         1,126
   Change in non-admitted assets, as restated            -          -          -          -    (227,559)     (227,559)
   Change in asset valuation reserve                     -          -          -          -      52,355        52,355
   Change in surplus in separate accounts                -          -          -          -          (3)           (3)
   Change in liability for reinsurance
     in unauthorized companies                           -          -          -          -        (714)         (714)
   Capital contribution                                  -          -          -    145,000           -     145,000
   Change in deferred income tax asset, as
     restated                                            -          -          -          -     230,917       230,917
   Reinsurance transactions                              -          -          -          -        (463)         (463)
   Tax benefit on stock options exercised                -          -          -          9           -             9
   Contributed surplus related to stock
     appreciation rights plans of indirect
     parent                                              -          -          -      2,091           -         2,091
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------
Balance at December 31, 2006                       $ 1,686   $  1,250   $150,000 $ 510,109    $ (29,153)    $ 633,892






                   Life Investors Insurance Company of America

                    Statements of Changes in Capital and Surplus - Statutory Basis (continued)
                             (Dollars in Thousands)


                                                ----------------------------------------------------------------------
                                                                                             Unassigned     Total
                                                  Common    Preferred   Surplus    Paid-in    Surplus    Capital and
                                                   Stock      Stock      Notes     Surplus   (Deficit)     Surplus
                                                ----------------------------------------------------------------------
Balance at December 31, 2006                       $ 1,686    $ 1,250   $150,000 $510,109     $ (29,153)   $ 633,892
   Net income                                            -          -          -          -     119,132      119,132
   Change in net unrealized capital
     gains/losses, net of tax                            -          -          -          -      57,022       57,022
   Change in net unrealized foreign capital
     gains/losses, net of tax                            -          -          -          -       9,386        9,386
   Change in non-admitted assets                         -          -          -          -      18,496       18,496
   Change in asset valuation reserve                     -          -          -          -     (72,500)     (72,500)
   Change in liability for reinsurance
     in unauthorized companies                           -          -          -          -         330          330
   Dividends to stockholders                             -          -          -          -    (130,000)    (130,000)
   Change in reserve on account of change in
     valuation basis                                     -          -          -          -      (2,179)      (2,179)
                                                                    -          -

   Return of capital                                     -                         (270,000)       -       (270,000)
   Change in deferred income tax asset                   -          -          -          -      (3,231)      (3,231)
   Reinsurance transactions                              -          -          -          -      66,228       66,228
   Tax benefit on stock options exercised                -          -          -         21           -           21
   Return of capital related to stock
     appreciation rights plans of indirect
     parent                                              -          -          -     (4,123)          -       (4,123)
                                                ----------------------------------------------------------------------
Balance at December 31, 2007                       $ 1,686    $ 1,250 $ 150,000  $236,007     $  33,531   $  422,474
                                                ======================================================================

See accompanying notes.



                   Life Investors Insurance Company of America

                    Statements of Cash Flow - Statutory Basis
                             (Dollars in Thousands)

                                                                       Year Ended December 31
                                                                 2007           2006            2005
                                                            -----------------------------------------------

Operating activities
Premiums collected, net of reinsurance                       $    659,181  $     660,773   $     759,279
Net investment income                                             554,244        580,061         625,613
Miscellaneous income (expense)                                    420,610        (66,367)       (101,445)
Benefit and loss related payments                                (981,693)    (1,187,274)     (1,152,969)
Net transfers to separate, segregated accounts and
   protected cell amounts                                        (134,199)       (90,309)         (1,121)
Commissions, expenses paid and aggregate write-ins for
   deductions                                                    (542,288)      (384,777)       (411,404)
Dividends paid to policyholders                                    (2,036)        (2,114)         (2,273)
Federal and foreign income taxes (paid) recovered                 (74,553)         7,068          (7,959)
                                                            -----------------------------------------------
Net cash used in operating activities                            (100,734)      (482,939)       (292,279)

Investing activities
Proceeds from investments sold, matured or repaid:
   Bonds                                                        3,876,177      4,196,395       4,988,857
   Stocks                                                          68,854         39,924          45,964
   Mortgage loans                                                 200,829        276,566         413,570
   Real estate                                                      4,073         11,663          10,371
   Other invested assets                                          175,211         31,652          48,626
   Miscellaneous proceeds                                          20,329         45,471          15,367
                                                            -----------------------------------------------
Total investment proceeds                                       4,345,473      4,601,671       5,522,755

Cost of investments acquired:
   Bonds                                                       (3,473,487)    (3,537,494)     (4,611,376)
   Stocks                                                         (69,781)      (155,885)        (18,546)
   Mortgage loans                                                (207,619)      (160,679)        (97,004)
   Real estate                                                     (6,631)       (11,598)        (30,951)
   Other invested assets                                          (33,571)      (240,139)        (83,653)
   Miscellaneous applications                                     (69,206)           (53)       (143,350)
                                                            -----------------------------------------------
Total cost of investments acquired                             (3,860,295)    (4,105,848)     (4,984,880)
Net increase in policy loans                                       (3,400)        (1,313)         (1,341)
                                                            -----------------------------------------------
Net cost of investments acquired                               (3,863,695)    (4,107,161)     (4,986,221)
                                                            -----------------------------------------------
Net cash provided by investing activities                         481,778        494,510         536,534




                   Life Investors Insurance Company of America

              Statements of Cash Flow - Statutory Basis (continued)
                             (Dollars in Thousands)

                                                                       Year Ended December 31
                                                                 2007           2006            2005
                                                            -----------------------------------------------

Financing and miscellaneous activities
Borrowed funds (repaid) received                             $    (21,685) $      19,799   $     (55,114)
Net withdrawals on deposit-type contracts and other
   liabilities                                                    (15,527)       (13,249)        (13,267)
Dividends and return of capital to stockholders                  (400,000)             -        (130,000)
Capital contribution                                                    -        145,000               -
Other cash (applied) provided                                     (79,663)         1,512           7,156
                                                            -----------------------------------------------
Net cash (used in) provided by financing and miscellaneous
   activities                                                    (516,875)       153,062        (191,225)
                                                            -----------------------------------------------

Net (decrease) increase in cash, cash equivalents and
   short-term investments                                        (135,831)       164,633          53,030

Cash, cash equivalents and short-term investments:
   Beginning of year                                              293,005        128,372          75,342
                                                            -------------------------------
                                                                           --------------------------------
   End of year                                               $    157,174  $     293,005   $     128,372
                                                            ===============================================

See accompanying notes.

                   Life Investors Insurance Company of America

                 Notes to Financial Statements - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                December 31, 2007

1. Organization and Summary of Significant Accounting Policies

Organization

Life Investors Insurance Company of America (the Company) is a stock life insurance company and is a wholly-owned subsidiary of AEGON USA, Inc. (AEGON). AEGON is a wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

On July 1, 2006, the Company completed a merger with Academy Life Insurance Company (ALIC), which was a wholly-owned subsidiary of an affiliate, Commonwealth General Corporation (Commonwealth). The merger was accounted for in accordance with Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities and surplus of ALIC were carried forward to the merged company. ALIC's outstanding common shares were wholly-owned by Academy Insurance Group as of December 31, 2005. Prior to the merger, several transactions took place which resulted in AEGON owning all of the outstanding common shares of ALIC. As a result of the merger, the Company issued an additional 175,770 shares of common stock to AEGON.

Summarized financial information for the Company and ALIC restated for periods prior to the merger are as follows:

                                                            Six Months Ended
                                                                                     Year Ended
                                                                 June 30             December 31
                                                                   2006                 2005
                                                           ------------------------------------------
                                                                       Unaudited
                     Revenues:
                       Company                               $       529,226      $     1,197,933
                       ALIC                                           29,094               57,483
                                                           ------------------------------------------
                                                           ------------------------------------------
                     As restated                             $       558,320            1,255,416
                                                           ==========================================
                                                           ==========================================

                     Net income:
                       Company                               $        54,545      $        64,395
                       ALIC                                            6,257               11,041
                                                           ------------------------------------------
                                                           ------------------------------------------
                     As restated                             $        60,802      $        75,436
                                                           ==========================================





                   Life Investors Insurance Company of America

           Notes to Financial Statements - Statutory Basis (continued)
                (Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

                                                                 June 30             December 31
                                                                    2006                  2005
                                                          --------------------------------------------
                                                          --------------------------------------------
                                                                       Unaudited
                     Assets:
                       Company                              $     9,869,509        $   10,194,151
                       ALIC                                         478,023               473,200
                                                          --------------------------------------------
                     As restated                                $10,347,532        $   10,667,351
                                                          ============================================
                                                          ============================================

                     Liabilities:
                       Company                              $     9,300,046        $    9,689,041
                       ALIC                                         408,695               410,256
                                                          --------------------------------------------
                     As restated                            $     9,708,741        $   10,099,297
                                                          ============================================
                                                          ============================================

                     Capital and surplus:
                       Company                              $       569,463        $      505,110
                       ALIC                                          69,328                62,944
                                                          --------------------------------------------
                     As restated                            $       638,791        $      568,054
                                                          ============================================

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies. The Company is licensed in 49 states, the District of Columbia, Puerto Rico and Canada. Sales of the Company's products are primarily through the general agency system.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

   Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

   All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.

   Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (e.g., amortized cost or fair value with the related net unrealized capital gains (losses) reported in unassigned surplus along with any adjustment for federal income taxes). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

   Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

   Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

   Valuation allowances for mortgage loans are established, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

   The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

   Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the "interest maintenance reserve" (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

   The "asset valuation reserve" (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

   Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

   Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

   Non-admitted Assets: Certain assets designated as "non-admitted", principally deferred income tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

   Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received, and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

   Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

   Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

   Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

   Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

   Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are non-admitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years and a valuation allowance is established for deferred income tax assets not realizable.

   Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

   Surplus Notes: Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

   Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office
(SVO) of the NAIC has ascribed a designation of an NAIC 6, are reported at amortized cost using the interest method.


1. Organization and Summary of Significant Accounting Policies (continued)

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except principal-only and interest-only securities, which are valued using the prospective method.

Redeemable preferred stocks that have the characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value. Non-redeemable preferred stock are reported at fair value or lower of cost or fair value as determined by the SVO and related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies and mutual funds are carried at fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity and the net unrealized capital gains (losses) are reported in unassigned surplus.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances and other "admitted assets" are valued principally at cost.

The Company has minor ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying GAAP equity of the investee. The Company recognized an impairment write-down of $4,556, $992 and $6,777 related to its investments in various partnerships during the year ending December 31, 2007, 2006 and 2005, respectively.

Investments in Low Income Housing Tax Credits (LIHTC) Properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2006, the Company excluded investment income due and accrued of $132 with respect to such practices. The Company did not exclude any investment income due and accrued during 2007.

The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that are designated in hedging relationships and meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, a premium is received by the Company on a periodic basis and recognized in investment income as earned. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate.

1. Organization and Summary of Significant Accounting Policies (continued)

The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

For forecasted hedge transactions, the deferred gain (loss) is recognized in income as the purchased asset affects income. If the derivative is no longer effective at achieving the desired risk management objective or if the forecasted transaction is no longer probable, hedge accounting will cease and the forward-starting swap will be marked to fair value through unassigned surplus.

The carrying value of derivative instruments is reflected in either the other invested assets or the other liabilities line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2007 and 2006, derivatives in the amount of $654 and $940, respectively, were reflected in the other liabilities line within the financial statements.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company's divisional actuaries using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2007 and 2006 was $11,348 and $10,631, respectively.

The Company incurred $5,002 and paid $4,286 of claim adjustment expenses during 2007, of which $1,718 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the provision for insured events of prior years.
1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums unearned beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. The Company returns any portion of the final premium beyond the date of death.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. On funds not involving life contingencies, tabular interest is equal to the actual interest earned and/or credited to the account, or where the reserve is equal to the present value of future benefits, the interest on the mean reserve for the year implied by the valuation rate of interest.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner's Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2 to 6 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

During 2005, the Company changed the valuation method on a block of group life insurance from using the 1958 Commissioners Standard Ordinary Mortality and American Experience Tables to be on an unearned premium reserve methodology. This caused a decrease in reserves of $6,999, which was credited directly to capital and surplus.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and will be amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency, and are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Separate Accounts

Assets held in trust for purchases of variable universal life contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are reported at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholders. The Company received variable contract premiums of $133,210, $19,394 and $3,963, in 2007, 2006 and 2005, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 through 2007, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the fair value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company's employees participate in various stock appreciation rights (SAR) plans issued by the Company's indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company's employees has been charged to the Company, with an offsetting amount credited to paid-in surplus. The Company recorded (income) expense of $(4,958), $1,506 and $5,328 for the years ended December 31, 2007, 2006 and
2005, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $856 and $593 for years ended December 31, 2007 and 2006, respectively. There was no recorded adjustment to paid-in surplus for the income tax effect related to these plans for the year ended December 31, 2005.

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation.

2. Prescribed and Permitted Statutory Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed by the Insurance Division, Department of Commerce, of the State of Iowa. The Iowa Insurance Division recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under Iowa Insurance Law.

The NAIC's Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits with respect to secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61 - Life, Deposit-Type and Accident and Health Reinsurance (SSAP No. 61) and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed by the State of Iowa is shown below:

                                                 2007                   2006                     2005
                                        ------------------------------------------------------------------------

Net income, State of Iowa basis            $         119,132     $           102,083      $            75,436
State prescribed practice for secondary
   guarantee reinsurance                                   -                       -                        -
                                        ------------------------------------------------------------------------
Net income, NAIC SAP                       $         119,132     $           102,083      $            75,436
                                        ========================================================================

Statutory surplus, State of Iowa basis     $         422,474     $           633,892      $           568,054
State prescribed practice for secondary
   guarantee reinsurance                            (104,706)                      -                        -
                                        ------------------------------------------------------------------------
Statutory surplus, NAIC SAP                $         317,768     $           633,892      $           568,054
                                        ========================================================================




3. Accounting Changes

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company's investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $6,127 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88. According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company's investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principles had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned funds (surplus) as of January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings, and repurchase agreements are accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.


4. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash, Cash Equivalents and Short-term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

   Investment Securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

   For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

   Mortgage Loans on Real Estate and Policy Loans: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

   Interest Rate and Credit Default Swaps: Estimated fair value of interest rate and credit default swaps are based upon the pricing differential for similar swap agreements.

   Separate Account Assets and Liabilities: The fair value of separate account assets and liabilities are based on quoted market prices.

   Investment Contracts: Fair values for the Company's liabilities under investment-type insurance contracts with defined maturities are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.




4. Fair Values of Financial Instruments (continued)

   Surplus Notes and Borrowed Money: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

   Receivable for Securities and Payable for Securities: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair value.

Fair values for the Company's insurance contracts other than investment-type contracts (including separate accounts universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company's unaffiliated financial instruments:

                                                                    December 31
                                                      2007                              2006
                                         -------------------------------- ---------------------------------
                                         Carrying Amount   Fair Value     Carrying Amount    Fair Value
                                         -------------------------------- ---------------------------------
                                         -------------------------------- ---------------------------------
   Admitted assets
   Cash, cash equivalents and
     short-term investments                 $   103,874     $   103,874      $   293,005     $   293,005
   Bonds                                      6,976,787       6,945,592        7,364,292       7,405,587
   Preferred stocks                             145,648         137,371          150,937         161,712
   Common stocks, other than affiliates           4,894           4,894           10,567          10,567
   Mortgage loans on real estate              1,080,994       1,116,019        1,074,000       1,126,078
   Policy loans                                 207,383         207,383          203,983         203,983
   Interest rate swaps                             (654)        152,009              940         119,563
   Credit default swaps                               -              14                -              74
   Separate account assets                      505,065         505,065          186,704         186,704

   Liabilities
   Investment contract liabilities            3,085,226       3,075,552        3,532,781       3,523,668
   Borrowed money                                     -               -           21,790          21,790
   Surplus notes                                150,000         150,000          150,000         150,000







5. Investments

At December 31, 2007 and 2006, investments in common stock affiliated entities were as follows:

                                                            2007                          2006
                                                ----------------------------- -----------------------------
                                                                 Carrying                      Carrying
                      Affiliate                      Cost         Amount           Cost         Amount
   -------------------------------------------------------------------------- -----------------------------

   Common:
      LIICA Re II, Inc.                           $  80,000       $     -        $ 80,000       $     -
      Life Investors Alliance LLC                    13,250             -          13,250             -
      Garnet Assurance Corp.                              1             -               1             -
      Real Estate Alternatives Portfolio 3A           6,262         7,488           4,294         4,911
                                                ----------------------------- -----------------------------
                                                  $  99,513       $ 7,488        $ 97,545       $ 4,911
                                                ============================= =============================

The Company made an investment of $172,000 in LIICA Holdings, LLC, a wholly-owned subsidiary, on December 27, 2006. This investment is considered an other invested asset on the balance sheet and was carried at no value as of December 31, 2007 and 2006.

The carrying amounts and estimated fair values of investments in bonds and preferred stocks were as follows:

                                          Carrying        Gross          Gross         Gross     Estimated Fair
                                                       Unrealized     Unrealized     Unrealized
                                                          Gains        Losses 12    Losses Less
                                           Amount                   Months or More Than 12 Months     Value
                                       --------------------------------------------------------------------------
                                       --------------------------------------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and
       agencies                           $   192,415   $    6,604     $      57      $      36     $   198,926
     State, municipal and other
       government                             130,847        7,556         5,600            732         132,071
     Public utilities                         555,176       11,383         3,824          1,721         561,014
     Industrial and miscellaneous           4,197,784       85,266        33,426         49,907       4,199,717
     Mortgage and other asset-backed
       securities                           1,900,565       13,319        18,973         41,047       1,853,864
                                       --------------------------------------------------------------------------
                                            6,976,787      124,128        61,880         93,443       6,945,592
   Preferred stocks                           145,648        1,585           772          9,090         137,371
                                       --------------------------------------------------------------------------
                                          $ 7,122,435   $  125,713     $  62,652      $ 102,533     $ 7,082,963
                                       ==========================================================================
                                       ==========================================================================





5. Investments (continued)

                                                          Gross          Gross         Gross
                                                       Unrealized     Unrealized     Unrealized
                                          Carrying        Gains        Losses 12    Losses Less  Estimated Fair
                                           Amount                   Months or More Than 12 Months     Value
                                       --------------------------------------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and
       agencies                           $   415,384   $    4,075     $   4,363      $   1,495     $   413,601
     State, municipal and other
       government                             128,442       10,529         6,093            824         132,054
     Public utilities                         560,025       12,838         5,892            988         565,983
     Industrial and miscellaneous           4,176,381      102,001        46,532         11,864       4,219,986
     Mortgage and other asset-backed
       securities                           2,084,060       11,794        18,974          2,917       2,073,963
                                       --------------------------------------------------------------------------
                                       --------------------------------------------------------------------------
                                            7,364,292      141,237        81,854         18,088       7,405,587
   Preferred stocks                           150,937       11,684           605            304         161,712
                                       --------------------------------------------------------------------------
                                          $ 7,515,229   $  152,921     $  82,459      $  18,392     $7,567,299
                                       ==========================================================================

The Company held bonds at December 31, 2007 with a carrying amount of $14,234 and amortized cost of $14,296 that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These bonds are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2007 and 2006, respectively, for securities that have been in a continuous unrealized loss position for greater than or equal to twelve months, the Company held 453 and 665 securities with a carrying amount of $1,694,224 and $2,591,365 and an unrealized loss of $62,652 and $82,459 with an average price of 96.3 and 96.8 (NAIC market value/amortized cost). Of this portfolio, 94.6% and 94.0% were investment grade with associated unrealized losses of $52,508 and $68,874, respectively.

At December 31, 2007 and 2006, respectively, for securities in an unrealized loss position less than twelve months, the Company held 551 and 425 securities with a carrying amount of $1,975,479 and $1,715,245 and an unrealized loss of $102,533 and $18,392 with an average price of 94.8 and 98.9. (NAIC market value/amortized cost). Of this portfolio, 86.4% and 92.5% were investment grade with associated unrealized losses of $85,908 and $14,417, respectively.





5. Investments (continued)

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in affect at the date of acquisition; and (2) the Company's decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash from trends and underlying levels of collateral (for asset-backed securities only) are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

At December 31, 2007, the Company's banking sub-sector portfolio reported $14,705 in unrealized losses and had a carrying value of $366,373. The absolute exposure to the banking sector is significant, but the Company's securities in this sector are generally highly rated. Because of the banking sector's size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on all securities in an unrealized loss position is 94%. While the sector has some exposure to the sub prime market, the issuers are highly diversified and any impact is not expected to be material to their credit profile.

At December 31, 2007, the Company's basic industry sector portfolio reported $9,011 in unrealized losses and had a carrying value of $134,055. While the performance of some of the individual credits and sub-sectors was somewhat below expectations, overall valuations remain largely stable. Since the securities in an unrealized loss position are trading close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.








5. Investments (continued)

At December 31, 2007 the consumer cyclical sector portfolio reported $9,391 in unrealized losses and had a carrying value of $207,221. The consumer cyclical sub-sector covers a range of industries including autos, home construction, lodging, media and retailers. These industries include some of the largest credit issuers in the market. As a result, the Company's exposure is large. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which has led to credit deterioration. The more significant of these sub-sectors from an unrealized loss perspective are retailers, automotive and home construction.
Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit-related concerns. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

At December 31, 2007, the Company's non-captive finance sub-sector portfolio reported $14,391 in unrealized losses and had a carrying value of $175,462. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit-related concerns. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

Sub-prime mortgages are loans to homebuyers who have weak or impaired credit histories, are loans that are non-conforming or are loans that are second in priority. The Company's businesses in the United States do not sell or buy sub-prime mortgages directly. The Company's position is related to asset-backed securities (ABS). These securities are pools of mortgages that have been securitized and offered to investors as asset-backed securities, where the mortgages are collateral. Most of the underlying mortgages within the pool have FICO scores below 660. Therefore, the ABS has been classified by the Company as a sub-prime mortgage position. Also included in the Company's total sub-prime mortgage position are ABS with second lien mortgages as collateral. The second lien mortgages may not necessarily have sub-prime FICO scores; however, the Company has included these ABS in its sub-prime position as they are the second priority in terms of repayment. The Company does not have any "direct" residential mortgages to sub-prime borrowers outside of the ABS structures.


5. Investments (continued)

The Company considers ABS in an unrealized loss position for impairment when there has been an adverse change in estimated cash flows from the cash flows previously projected at purchase, which is in accordance with SSAP No. 43, Loan-backed and Structured Securities. The Company did not impair any of its sub-prime mortgage positions in 2007 or 2006.

The following table provides the actual cost, carrying amount and fair value by asset class of the Company's sub-prime mortgage position at December 31, 2007:

                                                   Actual Cost         Carrying Amount          Fair Value
                                                ------------------ ------------------------- -----------------
                                                ------------------ ------------------------- -----------------
Residential Mortgage Backed Securities
                                                        $ 350,063                $349,915         $ 324,369
Collateralized Debt Obligations                               800                     800               800
                                                ------------------ ------------------------- -----------------
                                                ------------------ ------------------------- -----------------
                                                        $ 350,863                $350,715         $ 325,169
                                                ================== ========================= =================

At December 31, 2007, the Company's commercial mortgage backed securities portfolio had a carrying amount of $378,741 and reported $14,072 in unrealized losses. The fundamentals of the commercial mortgage backed securities market are, on average, strong but are starting to show some signs of deterioration in some markets. The lending market remains virtually frozen as lenders continue to tighten their lending standards. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes. The introduction of the 20% and 30% credit enhanced super senior AAA classes provides an offset to these negative fundamentals. Of the total commercial mortgage backed securities, $104,989 of carrying amount and $4,698 of unrealized losses are attributable to Lehman Brothers and UBS origination platform ("LBUBS") deal shelf, which is collateralized by diversified mortgages. The unrealized losses are a function of the absolute size of the LBUBS holdings and not due to credit related concerns. The Company believes that the underlying investments are well underwritten and have performed relatively better than other comparable commercial mortgage backed securities structures. The unrealized loss on LBUBS is not credit driven, but rather a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced. As the unrealized losses on the Company's commercial mortgage-backed securities are attributable to credit spread widening and not fundamental credit problems with the issuer or collateral, the Company does not consider the underlying investments to be impaired as of December 31, 2007.



5. Investments (continued)

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2007 and 2006 were as follows:
                                                                                      Total
                                                    Losses 12      Losses Less
                                                  Months or More  Than 12 Months
                                                 -------------------------------------------------
                                                 -------------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and agencies         $     13,693    $      2,758    $     16,451
     State, municipal and other government               27,187          19,773          46,960
     Public utilities                                   115,911         105,539         221,450
     Industrial and miscellaneous                       904,577       1,092,515       1,997,092
     Mortgage and other asset-backed securities         555,767         564,429       1,120,196
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                      1,617,135       1,785,014       3,402,149
    Preferred stocks                                     14,437          87,932         102,369
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                   $  1,631,572    $  1,872,946    $  3,504,518
                                                 =================================================

                                                                                      Total
                                                    Losses 12      Losses Less
                                                  Months or More  Than 12 Months
                                                 -------------------------------------------------
                                                 -------------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and agencies          $   181,966    $    110,632    $    292,598
     State, municipal and other government               14,450          15,866          30,316
     Public utilities                                   184,153          94,784         278,937
     Industrial and miscellaneous                     1,373,657         862,374       2,236,031
     Mortgage and other asset-backed securities         730,370         584,755       1,315,125
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                      2,484,596       1,668,411       4,153,007
    Preferred stocks                                     24,310          28,443          52,753
                                                 -------------------------------------------------
                                                   $  2,508,906    $  1,696,854    $  4,205,760
                                                 =================================================





5. Investments (continued)

The carrying amounts and estimated fair values of bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                           Carrying         Estimated
                                                                            Amount          Fair Value
                                                                       ------------------------------------
                                                                       ------------------------------------

   Due in one year or less                                               $     325,213     $   323,307
   Due one through five years                                                2,090,814         2,103,521
   Due five through ten years                                                1,451,636         1,442,254
   Due after ten years                                                       1,208,559         1,222,646
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                             5,076,222         5,091,728
   Mortgage and other asset-backed securities                                1,900,565         1,853,864
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                         $   6,976,787     $6,945,592
                                                                       ====================================

A detail of net investment income is presented below:

                                                                    Year Ended December 31
                                                            2007              2006             2005
                                                      -----------------------------------------------------
   Income:
      Bonds                                                 $421,409          $443,351         $468,191
      Preferred stock                                          9,520             9,852            1,770
      Common stock                                               226               105              217
      Mortgage loans on real estate                           83,326            88,032          117,527
      Real estate                                             17,529            16,469           13,504
      Policy loans                                            13,097            12,363           12,358
      Derivatives                                                847               722             (787)
      Cash, cash equivalents and
short-term                                                    11,659             3,904            1,733
         investments
      Other                                                      651            (6,048)           7,417
                                                      -----------------------------------------------------
                                                                                         ------------------
   Gross investment income                                   558,264           568,750          621,930

   Less investment expenses                                  (38,311)          (42,593)         (42,175)
                                                                                         ------------------
                                                      -----------------------------------------------------
   Net investment income                                    $519,953          $526,157         $579,755
                                                      =====================================================



5. Investments (continued)

Proceeds from sales and maturities of bonds and preferred stocks and related gross realized gains and losses were as follows:

                                                                    Year Ended December 31
                                                            2007              2006             2005
                                                      -----------------------------------------------------

   Proceeds                                             $   3,936,559     $   4,326,042    $   5,007,229
                                                      =====================================================
                                                                                         ==================

   Gross realized gains                                 $      48,457     $      22,450    $      46,917
   Gross realized losses                                      (35,826)          (64,595)         (46,830)
                                                      -----------------------------------------------------
   Net realized gains (losses)                          $      12,631     $     (42,145)   $          87
                                                      =====================================================

Gross realized losses for the years ended December 31, 2007, 2006 and 2005 include $3,302, $3,454 and $11,823, respectively, related to losses recognized on other than temporary declines in fair values of debt securities.

Gross unrealized gains and gross unrealized losses on unaffiliated common stocks are as follows:

                                                                                     December 31
                                                                                 2007           2006
                                                                            -------------------------------
                                                                            -------------------------------

   Unrealized gains                                                               $2,609         $3,295
   Unrealized losses                                                                 (67)            (1)
                                                                            -------------------------------
                                                                            -------------------------------
   Net unrealized gains                                                           $2,542         $3,294
                                                                            ===============================

The changes in net unrealized capital gains (losses) on investments were as follows:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------

   Bonds                                                 $    20,012       $     4,079      $       170
   Common stocks                                                (143)          (78,708)          (2,606)
   Other invested assets                                      52,545          (150,876)          (7,882)
                                                     ------------------------------------------------------
   Change in unrealized capital gains (losses)           $    72,414       $  (225,505)     $   (10,318)
                                                     ======================================================




5. Investments (continued)

At December 31, 2007, investments with an aggregate carrying amount of $7,951 were on deposit with certain state regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such state regulatory authorities, as required by statute.

Net realized capital gains (losses) on investments are summarized below:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------

   Bonds                                                    $ 11,746          $(42,251)     $       (34)
   Preferred stocks                                              885               106              121
   Common stocks                                              (9,589)           (2,057)           3,316
   Mortgage loans on real estate                                   -                 3            8,670
   Real estate                                                    70             4,138            4,867
   Cash, cash equivalents and short-term investments          (2,208)                -            1,048
   Derivatives                                                    69             4,421             (390)
   Other invested assets                                      38,885            16,001           20,631
                                                     ------------------------------------------------------
                                                                                        -------------------
                                                              39,858           (19,639)          38,229

   Tax effect                                                  3,962             6,042          (13,033)
   Transfer to (from) interest maintenance reserve             3,781            21,255          (13,904)
                                                                                        -------------------
                                                     ------------------------------------------------------
   Net realized capital gains on investments                $ 32,115         $   7,658      $    11,292
                                                     ======================================================

The maximum and minimum lending rates for commercial mortgages during 2007 were 6.78% and 5.86%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 80%. There were no mortgage loans that were non-income producing for the 180 day period prior to December 31, 2007. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgage loans to carry fire insurance equal to the value of the underlying property.


No loans were foreclosed or acquired by deed and transferred to real estate during 2007 or 2006. There were no impaired mortgage loans held as of December
31, 2007 and 2006. At December 31, 2007 and 2006, the Company held a mortgage loan loss reserve in the AVR of $63,871 and $35,494, respectively. At December
31, 2007 and 2006, the mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                Geographic Distribution                            Property Type Distribution
                                      December 31                                         December 31
                                    2007      2006                                      2007      2006
                                  --------------------                                --------------------

   Pacific                            32%      30%     Industrial                         29%      27%
   South Atlantic                     21       22      Office                             27       27
   Mountain                           12       14      Retail                             19       19
   E. North Central                   10       12      Apartment                          14       15
   Middle Atlantic                    10        5      Other                               6        6
   W. South Central                    5        7      Agriculture                         5        6
   E. South Central                    4        5
   W. North Central                    4        3
   New England                         2        2

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The company recognized interest income on impaired loans of $297 for the year ended December 31, 2005. Interest income in the amount of $340 was recognized on a cash basis for the year ended December 31, 2005. There was no interest income on impaired loans recognized nor was there any interest income recognized on a cash basis for the year ended December 31, 2007 or 2006.

At December 31, 2006 and 2005, the Company had recorded investments in restructured securities of $11,031 and $2,024. The capital gains taken as a direct result of the restructures in 2006 were $4,803. There were no capital gains taken as a direct result of the restructures in 2005. The Company has often impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved. The Company did not record any investments in restructured securities at December 31, 2007.


5. Investments (continued)

At December 31, 2007, 2006 and 2005, the Company had no loans for which impairments have been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2007, 2006 and 2005 related to such restructurings. There are no commitments to lend additional funds to debtors owing receivables.

The Company has an investment in Invenergy TN, LLC, a partnership which owns a 27 MW wind generating facility in Anderson County, Tennessee. This investment generates tax credits based on the amount of electricity produced from the wind turbines. Based on the project's actual performance and a revised wind study, it was determined that the investment will not perform to the levels originally expected. For the year ending December 31, 2007, an impairment of $4,556 was recorded for the Invenergy TN LLC partnership. The impairment was determined by comparing the current book value to the fair value as supplied by a third party. The fair value was determined by discounting future cash flows, expected future tax credits and income tax benefits of losses from the investment. Since the decline in fair value was determined to other than temporary, the partnership was written down to the fair value amount. For the year ending December 31, 2006, no impairment was recorded for the Invenergy TN LLC partnership.

For the year ending December 31, 2007, the Company has 14 LIHTCs. The remaining years of unexpired tax credits ranged from 4 to 12 and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from 6 to 17 years. The amount of contingent equity commitments expected to be paid during the years 2008 to 2019 is $10,566. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset in a lower rated investment grade asset. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. At December 31, 2007 and 2006, the Company had replicated assets with a fair value of $8,044 and $7,987, respectively, and credit default swaps with a fair value of $14 and $74, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company did not recognize any capital losses related to replication transactions.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 indices. The Company uses S&P 500 and NASDAQ 1000 future contracts and/or options to hedge the liability option risk associated with these products. The Company recognized expense from options contracts in the amount of $15 for the year ended December 31, 2005. The Company did not recognize any expense from options contracts for the years ended December 31, 2007 or 2006.

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of 'A' or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company's behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. As of December 31, 2007 and 2006, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $152,247 and $119,595, respectively. At December 31, 2007 and 2006, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amount to $239 and $55, respectively.

At December 31, 2007 and 2006, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                                    Notional Amount
                                                                            --------------------------------
                                                                            --------------------------------
                                                                                  2007            2006
                                                                            --------------------------------
                                                                            ------------------
   Derivative securities:
     Interest rate swaps - receive fixed - pay fixed                          $       5,911  $             -
     Interest rate swaps - receive fixed - pay floating                           2,453,000        1,794,000
     Interest rate swaps - receive floating - pay floating                                -            5,686
     Interest rate swaps - receive floating - pay fixed                             144,456          249,431
     Swaption - receive floating - pay fixed                                              -            2,500

The Company utilizes futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as "variation margin" and are recorded by the Company as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains (losses) since they are effectively settled daily through the variation account. When a futures contract closes, the Company recognizes a final daily realized gain or loss which


5. Investments (continued)

effectively closes the transaction and, if any, the Company's cost basis. The Company recognized net realized gains from futures contracts in the amount of $47, $971 and $43 for the years ended December 31, 2007, 2006 and 2005, respectively.

Open futures contracts at December 31, 2007 and 2006 are as follows:

                                                                     Opening Market        Year-End
       Number of                        Contract                          Value             Market
       Contracts                          Type                                               Value
   --------------------------------------------------------------------------------------------------------

   December 31, 2007:
                                        S&P 500
          40                       March 2008 Futures                   $   14,902       $   14,772

   December 31, 2006:
                                        S&P 500
          39                       March 2007 Futures                   $   13,897       $   13,927

The Company's use of futures contracts may expose the Company to certain risks. Risks include the possibility of an illiquid market and the change in the value of the contracts may not correlate with changes in the value of the securities being hedged. Unexpected adverse price movements could cause the Company's hedging strategy to be unsuccessful and result in losses.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 24 years. For the year ended December 31, 2007, none of the Company's cash flow hedges have been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the year ended December 31, 2006, the Company recorded $(64) for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss. The Company did not record anything during the year ended December 31, 2007 for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2007, 2006 or 2005 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.


6. Reinsurance

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                                   Year Ended December 31
                                                         2007               2006               2005
                                                  ---------------------------------------------------------
                                                                                        -------------------

   Direct premiums                                     $  957,263         $  858,942         $  876,065
   Reinsurance assumed - non affiliates                     3,978              3,768              4,685
   Reinsurance assumed - affiliates                        27,733             79,605             80,391
   Reinsurance ceded - non affiliates                    (143,817)          (149,834)          (164,576)
   Reinsurance ceded - affiliates                        (191,995)          (130,367)           (32,951)
                                                                                        -------------------
                                                  ---------------------------------------------------------
   Net premiums earned                                 $  653,162         $  662,114         $  763,614
                                                  =========================================================

The Company received reinsurance recoveries in the amount of $125,343, $139,648 and $144,206, during 2007, 2006 and 2005, respectively. At December 31, 2007, 2006 and 2005, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $17,734, $15,884 and $15,308, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2007, 2006 and 2005 of $602,947, $394,648 and $265,825, respectively.

During 2006, the Company entered into a reinsurance agreement with Transamerica Ireland Reinsurance (TIRI), an affiliate, to retrocede an inforce block of term life business effective January 1, 2006. The initial commission expense allowance received of $1,000 less ceded reserves of $574 resulted in an initial transaction gain of $426 pre-tax ($277 net of tax). This gain was credited directly to unassigned surplus. During both 2007 and 2006, the Company has amortized $28 into earnings related to this transaction with a corresponding charge to unassigned surplus.

On April 1, 2007 the Company entered into a recapture agreement with Veterans Life Insurance Company (VLIC), an affiliate, whereby VLIC recaptured all liabilities ceded to the Company under an October 1, 2001 modified coinsurance agreement. The recapture consideration received was $76,086 and the reserves recaptured by VLIC were $173,147. The Company paid a recapture premium of $173,147. The resulting pre-tax gain of $76,086 has been included in the Statement of Operations.

6. Reinsurance (continued)

On October 1, 2007 the Company recaptured various fixed deferred annuity plans that were ceded to Monumental Life Insurance Company (MLIC), an affiliate, under a July 1, 1990 agreement. The recapture premium received was $53,085 and the commission expense allowance paid was $384, for a net consideration received of $52,701. Reserves recaptured were $53,085. The resulting pretax loss of $384 was included in the Statement of Operations.

During 2007, the Company amended its 50% reinsurance treaty with Canadian Premier Life Insurance Company, an affiliate. The Company will reinsure up to 85% of its business effective November 1, 2007. The Company received a ceding commission of $2,910 ($1,892 net of tax). This gain was credited directly to unassigned surplus.

Effective December 31, 2007, TIRe recaptured all inforce business that was retroceded to the Company. The difference between the life and claim reserves released of $369 and $34, respectively, and the return of assets related to this business of $284 was included in the Statement of Operations. In addition, the Company entered into an agreement to recapture obligations and benefits related to certain universal life insurance contracts that were previously ceded to TIRe. The Company assumed assets of $19,047 associated with this business and paid recapture considerations of $1,250. Reserves recaptured included life reserves of $2,865 and claim reserves of $323. As a result, a pre-tax gain of $14,608 was included in the Statement of Operations. In addition, the unamortized pre-tax ceded gain held by the Company in unassigned surplus resulting from the original reinsurance transaction was released into income in the amount of $4,632 ($3,011 net of tax). Prior to this transaction, the Company had amortized $1,053, $712 and $739 on a pre-tax basis and $684, $463 and $480 on a net of tax basis into earnings for 2007, 2006 and 2005, respectively, with a corresponding charge to unassigned surplus. The Company had held collateral in the form of letters of credit.

Also effective December 31, 2007, the Company recaptured all inforce universal life business that was previously reinsured to TIRI, an affiliate. The Company paid recapture fee of $4,004 and recovered miscellaneous assets of $1,985. Life and claims reserves were recaptured in the amount of $40,482 and $120, respectively. This transaction resulted in a net pre-tax loss of $42,622 which is included in the Statement of Operations.

The Company subsequently entered into a reinsurance agreement with Transamerica Life Insurance Company (TLIC), an affiliate, on December 31, 2007 to cede certain universal life business. Universal life secondary guarantee reserves ceded were $104,707, resulting in a pre-tax gain of $104,707 ($68,059, net of tax) that has been credited directly to unassigned surplus.

6. Reinsurance (continued)

During 2007, the Company obtained letters of credit of $3,948 for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company's state of domicile does not recognize the Company as an authorized reinsurer.

7. Accident and Health Claim Liability

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company using statistical claim development models to develop best estimates for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

                                      Unpaid Claims        Claims           Claims        Unpaid Claims
                                        Liability
                                        Beginning                                         Liability End
                                         of Year          Incurred           Paid            of Year
                                    -----------------------------------------------------------------------
   Year ended December 31, 2007
   2007                               $         -      $    251,754      $     77,748     $   174,006
   2006 and prior                          447,339          (18,813)          148,315         280,211
                                    ------------------                                  -------------------
                                                     ------------------------------------
                                           447,339     $    232,941      $    226,063         454,217
                                                     ====================================
   Active life reserve                   1,408,750                                          1,568,225
                                    ------------------                                  -------------------
   Total accident and health
     reserves                         $  1,856,089                                        $ 2,022,442
                                    ==================                                  ===================

                                      Unpaid Claims        Claims           Claims        Unpaid Claims
                                        Liability
                                        Beginning                                         Liability End
                                         of Year          Incurred           Paid            of Year
                                    -----------------------------------------------------------------------
   Year ended December 31, 2006
   2006                               $          -     $    281,808      $     83,985     $   197,823
   2005 and prior                          429,226          (22,175)          157,535         249,516
                                    ------------------                                  -------------------
                                                     ------------------------------------
                                           429,226     $    259,633      $    241,520         447,339
                                                     ====================================
   Active life reserve                   1,249,886                                          1,408,750
                                    ------------------                                  -------------------
   Total accident and health
     reserves                         $  1,679,112                                        $ 1,856,089
                                    ==================                                  ===================

7. Accident and Health Claim Liability (continued)

The Company's unpaid claims reserve decreased by $18,813 and $22,175 for the years ended December 31, 2007 and 2006, respectively, for health claims that occurred prior to those balance sheet dates. The decrease in 2007 and 2006 resulted primarily from variances in the estimated frequency of claims and claim severity.

8. Income Taxes

The main components of deferred tax amounts are as follows:

                                                                         December 31
                                                                    2007               2006
                                                             -------------------------------------
                                                             -------------------------------------
                                                                                    Restated
   Deferred income tax assets:
     Deferred intercompany losses                               $      6,392       $      6,392
     Non-admitted assets                                              11,677             12,338
     Miscellaneous accruals                                           27,728             17,114
     Tax basis deferred acquisition costs                             84,492             83,578
     Reserves                                                        139,340            137,538
     Partnerships                                                      6,334             10,076
     Credit carryforwards                                             32,123             29,377
     807(f) assets                                                     4,923              4,493
     Unrealized capital losses                                        20,090             16,924
     Other                                                            13,168             13,196
                                                             -------------------------------------
                                                             -------------------------------------
   Total deferred income tax assets                                  346,267            331,026

      Non-admitted deferred tax assets                               216,538            233,023
                                                             -------------------------------------
                                                             -------------------------------------
   Admitted deferred tax assets                                      129,729             98,003

   Deferred income tax liabilities:
     Unrealized capital gains                                         23,398              5,392
     Deferred intercompany gain                                        7,015              7,015
     Partnerships                                                     25,264             19,571
     Foreign currency adjustment                                       3,969              3,969
     807(f) liabilities                                                3,830              3,349
     Other                                                               590                290
                                                             -------------------------------------
                                                             -------------------------------------
   Total deferred income tax liabilities                              64,066             39,586
                                                             -------------------------------------
                                                             -------------------------------------
   Net admitted deferred tax asset                              $     65,663       $     58,417
                                                             =====================================




The change in net deferred income tax assets and liabilities are as follows:

                                                                     December 31
                                                     ------------------------------------------------------
                                                            2007             2006             Change
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                                              Restated

   Total deferred tax assets                         $    346,267           $  331,026      $    15,241
   Total deferred tax liabilities                             64,066            39,586           24,480
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Net deferred tax asset                                 $  282,201        $  291,440           (9,239)
                                                     ====================================
                                                     ====================================
   Tax effect of unrealized gains (losses)                                                        6,008
                                                                                        -------------------
                                                                                        -------------------
   Change in net deferred income tax                                                        $    (3,231)
                                                                                        ===================


                                                                     December 31
                                                     ------------------------------------------------------
                                                            2006             2005             Change
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                            Restated

   Total deferred tax assets                              $  331,026          $272,389       $   58,637
   Total deferred tax liabilities                             39,586           205,621         (166,035)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Net deferred tax asset                                   $291,440         $  66,768          224,672
                                                     ====================================
                                                     ====================================
   Tax effect of unrealized gains (losses)                                                        6,245
                                                                                        -------------------
                                                                                        -------------------
   Change in net deferred income tax                                                          $ 230,917
                                                                                        ===================

Non-admitted deferred tax assets increased by $16,485 and $217,942 for 2007 and 2006, respectively.


Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

                                                                               Year Ended December 31
                                                                     2007              2006               2005
                                                              ---------------------------------------------------------
   Income tax expense (benefit) on operational gains and        $      71,645     $      31,461      $      34,169
     capital gains (losses) on investments computed at the
     federal statutory rate (35%)
       Deferred acquisition costs - tax basis                             915            (2,628)            (4,147)
       Depreciation                                                     1,673              (999)              (999)
       Dividends received deduction                                      (112)             (113)              (127)
       Investment income items                                        (18,441)           (7,577)            (2,895)
       Tax credits                                                    (11,913)          (26,997)           (15,680)
       Prior year under accrual                                        12,874             5,638             16,507
       Tax reserve valuation                                            1,752             9,748              1,951
       Amortization of IMR                                             (2,371)           (3,302)            (4,879)
         Limited partnership book/tax difference                       (1,956)              697             (5,735)
       Reinsurance transactions                                        23,180              (162)              (259)
         LOLI                                                          (3,806)           (3,448)            (3,418)
         Other                                                          8,347             6,743              1,282
                                                              ---------------------------------------------------------
                                                              ---------------------------------------------------------
   Federal income tax expense on operations and capital                81,787             9,061             15,770
     gains (losses) on investments
   Less tax expense (benefit) on capital gains (losses)                 3,962            (6,042)            20,519
                                                              ---------------------------------------------------------
                                                              ---------------------------------------------------------
   Total federal income tax expense (benefit)                   $      77,825     $      15,103      $      (4,749)
                                                              =========================================================

The total statutory income taxes are computed as follows:

                                                                                Year Ended December 31
                                                                      2007              2006             2005
                                                               ------------------------------------------------------
      Federal income tax expense on operations and capital        $     81,787      $      9,061      $       15,770
        gains (losses) on investments
      Change in net deferred income taxes, restated                      3,231          (230,917)             37,138
                                                               ------------------------------------------------------
                                                               ------------------------------------------------------
      Total statutory income taxes                                $     85,018      $   (221,856)     $       52,908
                                                               ======================================================


For federal income tax purposes, the Company joins in a consolidated income tax return filing with its parent and other affiliated companies. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income. In addition, any operating loss or capital loss carryforwards are calculated for the life and nonlife subgroups on a consolidated basis. At December 31, 2006 and 2005, the consolidated returns had no loss carryforwards. At December 31, 2007 the life subgroup had $71,230 of general business credit carryforwards and $25,067 of foreign tax credit carryforwards which originated in 2006 and 2007. A tax return has not yet been filed for 2007.

Income taxes incurred during 2007 and 2005 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses is $59,076 and $286,973, respectively. There were no income taxes incurred during 2006 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2007 is $20,085. As of December 31, 2006 the amount of tax contingencies calculated was $19,336. The total tax contingencies represent the amount that, if recognized, would affect the effective income tax rate in future periods. It is reasonably possible that a portion of the tax contingencies may decrease within twelve months of the reporting date. This possibility arises from a controversy currently at the IRS appellate division that may be settled within the next 12 months. At this time, an estimate of this possible decrease cannot be made. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company's interest expense related to income taxes is $3,893 and $2,245 for December 31, 2007 and December 31, 2006, respectively. The Company recorded no liabilities for penalties.

The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 2000. The examination for the years 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. An examination is under way for 2005 and 2006.

9. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted approximately 1% of ordinary life insurance in force at December 31, 2007 and 2006.

For the years ended 2007, 2006 and 2005, premiums for life participating policies were $7,806, $8,153 and $8,309, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,955, $2,116 and $2,194 to policyholders during 2007, 2006 and 2005, respectively, and did not allocate any additional income to such policyholders.

A portion of the Company's policy reserves and other policyholders' funds relates to liabilities established on a variety of the Company's annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

                                                                     December 31

                                                2007                   2006                  2005
                                       --------------------------------------------------------------------
                                                                                    -----------------------
                                          Amount    Percent      Amount    Percent     Amount    Percent
                                                     of Total              of Total              of Total
                                       --------------------------------------------------------------------
                                                              ---------------------------------------------
 Subject to discretionary withdrawal:
   With market value adjustment        $    285,983      9%   $    310,217      8%  $   340,640      8%
   At book value less current
     surrender charge of 5% or more         115,218      4         190,736      5       113,106      2
                                       --------------------------------------------------------------------
                                       --------------------------------------------------------------------
   Total with adjustment or at market       401,201     13         500,953     13       453,746     10
     value
   At book value without adjustment
     (minimal or no charge or
     adjustment)                          2,656,562     82       3,060,016     82     3,896,058     86
   Not subject to discretionary
     withdrawal                             160,551      5         166,340      5       177,630      4
                                       --------------------------------------------------------------------
                                                    -----------            --------------------------------
   Total annuity reserves and deposit     3,218,314    100%      3,727,309    100%    4,527,434    100%
     fund liabilities  - before
     reinsurance
                                                    ===========            ==========           ===========
                                                                                                ===========
   Less reinsurance ceded                    24,232                 81,717               88,838
                                                                                    -------------
                                       --------------         --------------        -------------
   Net annuity reserves and deposit    $  3,194,082           $  3,645,592          $ 4,438,596
     fund liabilities
                                       ==============         ==============        =============


9. Policy and Contract Attributes (continued)

Separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or market value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these are carried at market value. The life insurance policies typically provide a guaranteed minimum death benefit. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2007 and 2006 is as follows:

                                                         Nonindexed       Nonindexed       Nonguaranteed          Total
                                                         Guaranteed
                                                        Less than or      Guaranteed
                                                        equal to 4%      More than 4%    Separate Account
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Premiums, deposits and other                $          -      $          -        $  133,210         $  133,210
              considerations for the year ended
              December 31, 2007
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts with assets at:
              Fair value                               $           -     $           -         $ 263,352          $ 263,352
              Amortized cost                                       -                 -                 -                  -
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Total at December 31, 2007                 $           -     $           -         $ 263,352          $ 263,352
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts by withdrawal characteristics at
              December 31, 2007: Subject to discretionary withdrawal:
                With market value adjustment           $           -     $           -    $            -     $            -
                At fair value                                       -                 -          263,352            263,352

                At book value without market                                          -
                  value adjustment and with current
                  surrender charge of less than 5%                  -                                  -                  -
              Not subject to discretionary
                withdrawal                                          -                 -                -                  -
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
              Total separate account liabilities at      $          -      $          -        $ 263,352          $ 263,352
                December 31, 2007
                                                     ==========================================================================









9. Policy and Contract Attributes (continued)

                                                Nonindexed        Nonindexed       Nonguaranteed          Total
                                                Guaranteed
                                               Less than or       Guaranteed
                                               equal to 4%       More than 4%    Separate Account
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
   Premiums, deposits and other             $               - $               -       $   19,394        $   19,394
     considerations for the year ended
     December 31, 2006
                                            ===========================================================================
                                            ===========================================================================

   Reserves for separate accounts with assets at:
     Fair value                             $              -  $              -         $ 106,014         $ 106,014
     Amortized cost                                       -                 -                  -                 -
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
   Total at December 31, 2006               $               - $               -        $ 106,014         $ 106,014
                                            ===========================================================================
                                            ===========================================================================

   Reserves for separate accounts by withdrawal characteristics at December 31,
     2006: Subject to discretionary withdrawal:
       With market value adjustment         $               - $               - $                 -$                 -
       At fair value                                       -                 -           106,014             106,014
       At book value without market
          value adjustment and with
          current surrender charge of less
          than 5%                                          -                 -                 -                   -
     Not subject to discretionary
        withdrawal                                         -                 -                 -                   -
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
     Total separate account liabilities at  $               - $               -        $ 106,014         $ 106,014
       December 31, 2006
                                            ===========================================================================

















9. Policy and Contract Attributes (continued)

                                                Nonindexed        Nonindexed       Nonguaranteed          Total
                                                Guaranteed
                                               Less than or       Guaranteed
                                               equal to 4%       More than 4%    Separate Account
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
   Premiums, deposits and other             $               - $               -        $   3,963         $   3,963
     considerations for the year ended
     December 31, 2005
                                            ===========================================================================
                                            ===========================================================================

   Reserves for separate accounts with assets at:
     Fair value                             $              -  $              -           $11,459           $11,459
     Amortized cost                                       -                 -                  -                 -
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
   Total at December 31, 2005               $               - $               -          $11,459           $11,459
                                            ===========================================================================
                                            ===========================================================================

   Reserves for separate accounts by withdrawal characteristics at December 31,
     2005: Subject to discretionary withdrawal:
       With market value adjustment         $               - $               - $                 -$                 -
       At fair value                                       -                 -            11,459              11,459
       At book value without market
          value adjustment and with
          current surrender charge of less
          than 5%                                          -                 -                 -                   -
     Not subject to discretionary
        withdrawal                                         -                 -                 -                   -
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
     Total separate account liabilities at  $               - $               -          $11,459           $11,459
       December 31, 2005
                                            ===========================================================================















9. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                       Year Ended December 31
                                                                 2007            2006           2005
                                                           ------------------------------------------------
                                                           ------------------------------------------------
   Transfers as reported in the summary of operations of the separate accounts statement:
       Transfers to separate accounts                          $  133,210       $  19,394     $   3,963
       Transfers from separate accounts                            (7,672)        (67,396)        3,452
                                                           ------------------------------------------------
                                                           ------------------------------------------------
   Net transfers to separate accounts                             140,882          86,790           511
   Miscellaneous reconciling adjustments                                1               1             -
                                                           ------------------------------------------------
                                                           ------------------------------------------------
   Transfers as reported in the summary of operations          $  140,883       $  86,791     $     511
     of the life, accident and health annual statement
                                                           ================================================

A reclassification was made to the amounts previously reported to the Insurance Division, Department of Commerce, State of Iowa in the 2007 Annual Statement, to move $5,798 from net transfers to (from) separate accounts to reserve adjustments on reinsurance ceded within the Statement of Operations, which also affected the reconciliation of net transfers to or from separate accounts as reflected in the notes to financials. This reclassification had no impact on net income.

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2007 and 2006, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:





9. Policy and Contract Attributes (continued)

                                                                    Gross        Loading         Net
                                                                -------------------------------------------
   December 31, 2007
   Life and annuity:
     Ordinary direct first year business                          $    1,282    $     413     $      869
     Ordinary direct renewal business                                 31,874       (2,118)        33,992
     Group life direct business                                        2,899          104          2,795
     Credit life direct business                                      (4,231)           -         (4,231)
     Reinsurance ceded                                                (6,782)           -         (6,782)
                                                                -------------------------------------------
   Total life and annuity                                             25,042       (1,601)        26,643

   Accident and health:
     Direct                                                            1,164            -          1,164
     Reinsurance ceded                                                  (106)           -           (106)
                                                                -------------------------------------------
                                                                -------------------------------------------
   Total accident and health                                           1,058            -          1,058
                                                                -------------------------------------------
                                                                -------------------------------------------
                                                                  $   26,100    $  (1,601)    $   27,701
                                                                ===========================================

   December 31, 2006
   Life and annuity:
     Ordinary direct first year business                          $    5,864    $     878     $    4,986
     Ordinary direct renewal business                                 30,317       (2,017)        32,334
     Group life direct business                                        2,651          148          2,503
     Credit life direct business                                      (2,726)           -         (2,726)
     Reinsurance ceded                                                (7,357)           -         (7,357)
                                                                -------------------------------------------
   Total life and annuity                                             28,749         (991)        29,740

   Accident and health:
     Direct                                                            2,786            -          2,786
     Reinsurance ceded                                                   (75)           -            (75)
                                                                -------------------------------------------
   Total accident and health                                           2,711            -          2,711
                                                                -------------------------------------------
                                                                  $   31,460    $    (991)    $   32,451
                                                                ===========================================

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Heath Contracts. At December 31, 2007 and 2006, the Company had insurance in force aggregating $4,980,094 and $6,184,922, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $92,162 and $45,082 to cover these deficiencies at December 31, 2007 and 2006, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

10. Securities Lending

The Company participates in an agent managed securities lending program. The Company receives collateral equal to 100/102 percent of the fair market value of the loaned government/other domestic securities, respectively, as of the transaction date. If the fair value of the collateral is at any time less than 100/102 percent of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 100/102 percent of the fair value of the loaned government/other securities, respectively. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105 percent of the fair market value of the loaned security.

At December 31, 2007 and 2006, respectively, securities in the amount of $406,071 and $652,946 were on loan under security lending agreements. At December 31, 2007, the collateral the Company received from securities lending was in the form of cash.

11. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2008, without the prior approval of insurance regulatory authorities, is $87,017.

On September 26, 2007 the Company paid $400,000 to its Parent Company, AEGON. This payment consisted of a return of additional paid-in capital of $270,000, an ordinary common stock dividend of $94,400 and an extraordinary dividend of $35,600. No dividends were paid in 2006. The Company received capital contributions of $145,000 from its Parent Company in 2006. The Company did not receive any capital contributions from its Parent in 2007.

On December 27, 2006, the Company made an investment of $80,000 for the formation of LIICA Re II, a Vermont-domiciled pure captive subsidiary. The Company made a $172,000 capital contribution to LIICA Holdings, LLC on December 27, 2006 and received a return of capital on September 26, 2007 in the amount of $37,000 from LIICA Holdings, LLC.

The Company paid $130,000 in cash dividends to its parent in 2005. The 2005 dividend consisted of an ordinary dividend of $21,000, an extraordinary dividend of $49,000 and a return of capital of $60,000. No dividends were paid in 2006. The Company received a capital contribution of $145,000 from its Parent Company in 2006.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus to be maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

On September 30, 2002, the Company received $150,000 from AEGON in exchange for surplus notes. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. Additional information related to the surplus notes at December 31, 2007, 2006 and 2005 is as follows:


                                                       Total Interest  Accrued Interest

                             Balance
      For Year Ending      Outstanding  Interest Paid       Paid
   --------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------

            2007            $150,000         $9,000       $45,000           $2,250
            2006            $150,000         $9,000       $36,000           $2,250
            2005            $150,000         $9,000       $27,000           $2,250

The Company has 504,033 shares of preferred stock issued and outstanding at December 31, 2007 and 2006. The par value of the preferred stock is $2.48 per share and the liquidation value is equal to $777.73 per share. This per share liquidation value shall be adjusted proportionally to reflect any resulting increase or decrease in the number of outstanding shares of preferred stock. Holders of the preferred shares shall be entitled to receive dividends equal to the amount of income generated from a segregated pool of assets, including cash, cash equivalents, mortgages and debt securities and these dividends are cumulative in nature. Holders of the shares of preferred stock have no right to cause mandatory or optional redemption of the shares. As of December 31, 2006, cumulative unpaid dividends relating to the preferred shares were $26,563. There were no cumulative unpaid dividends relating to the preferred shares as of December 31, 2007.

12. Retirement and Compensation Plans

The Company's employees participate in a qualified defined benefit plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $6,740, $5,482 and $5,088, for the years ended December 31, 2007, 2006 and 2005, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $4,388, $3,856 and $3,428, for the years ended December 31, 2007, 2006 and 2005, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company's allocation of expense for these plans for each of the years ended December 31, 2007, 2006 and 2005 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for individuals employed and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $555, $423 and $499, for the years ended December 31, 2007, 2006 and 2005, respectively, related to these plans.








13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a cost sharing agreement between AEGON USA, Inc. companies, providing for services needed. The Company is also party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company's mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company.

As a party to these agreements, the Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 2007, 2006 and 2005, the Company paid $162,888, $162,603 and $172,720, respectively, for such services, which approximates their costs to the affiliates. In addition, the Company provides office space, marketing and administrative services to certain affiliates. During 2007, 2006 and 2005, the Company received $300,512, $290,700 and $292,210, respectively, for these services, which approximates their costs to the Company.

Payables to, and receivables from affiliates bear interest at the 30-day commercial paper rate. At December 31, 2007 and 2006, the Company reported $50,901 and $12,414 as net amounts due to affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days. During 2007, 2006 and 2005, the Company (received) paid net interest of $(237), $516 and $377, respectively, (from) to affiliates.

At December 31, 2007 and 2006, the Company has two notes payable to Commonwealth General Corporation, an affiliate, of $10 each, bearing interest at 6% and due on December 31, 2030. At December 31, 2007, the Company had short-term notes receivable from AEGON, MLIC, and TLIC, all affiliates, of $10,600, $24,300 and $18,400, respectively, bearing interest at 4.75%. The AEGON and MLIC notes are due notes are due on December 27, 2008. The TLIC note is due on December 30, 2008.

During 1999, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2007 and 2006, the cash surrender value of these policies was $134,211 and $129,862, respectively.






14. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

At December 31, 2006, securities with a book value of $21,494, and a fair value of $21,651 were subject to dollar reverse repurchase agreements. These securities have maturity dates ranging from 2035 to 2036 and have a weighted average interest rate of 5.8%. The Company had an outstanding liability for borrowed money in the amount of $21,790 as of December 31, 2006, due to participation in dollar reverse repurchase agreements. The Company did not participate in dollar reverse repurchase agreements at December 31, 2007.

During 2006, the Company sold $7,749 of agent balances without recourse to an affiliated company. Prior to July 1, 2006, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliate company. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and as a result retains such balances as non-admitted receivables. Receivables in the amount of $8,234 and $12,246 were non-admitted as of December 31, 2007 and 2006, respectively.

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2007 and reacquired within 30 days of the sale date are:

                                                                  Cost of
                             Number of       Book Value of       Securities
                            Transactions    Securities Sold     Repurchased           Loss
                         -------------------------------------------------------------------------

Bonds:
   NAIC 5                               3      $2,773            $2,402               $320












15. Commitments and Contingencies

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion that damages arising from such demands will not be material to the Company's financial position.

The Company has guaranteed that Transamerica Financial Life Insurance Company, an affiliate, will maintain capital and surplus amounts in excess of the statutory minimum requirements of $3,000. At December 31, 2007, Transamerica Financial Life Insurance Company had capital and surplus of $813,295. The Company has recorded no liability for this guarantee.

The Company has provided a guarantee for the performance of a noninsurance subsidiary that was involved in a guaranteed sale of investments in low-income housing tax credit partnerships. These partnerships are partially owned by a noninsurance subsidiary of the Company for which a third party is the primary investor. The balance of the investor's capital accounts covered by this transaction is $4,549 at December 31, 2007. The nature of the obligation is to provide the investor with a minimum guaranteed annual and cumulative return on their contributed capital. The Company is not at risk for changes in tax law or the investor's inability to fully utilize the tax benefits. Accordingly, the Company believes the chance of having to make material payments under the guarantee is remote.

The Company has contingent commitments of $30,913 and $65,938, as of December 31, 2007 and 2006, respectively, for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $10,566 and $27,119, respectively.

The Company pledged assets as collateral for derivative transactions in the amount of $2,780 and $3,041 at December 31, 2007 and 2006, respectively. In conjunction with derivative transactions, cash in the amount of $63,936 and $80,144 and securities in the amount of $26,725 and $32,674 were posted to the Company as of December 31, 2007 and 2006, respectively, which were not included in the financial statements of the Company.

At December 31, 2007 and 2006, the net amount of securities being acquired on a "to be announced" (TBA) basis was $1,016 and $70,348, respectively.

The Company has private placement commitments outstanding as of December 31, 2007 and 2006 of $5,000 and $8,700, respectively.


15. Commitments and Contingencies (continued)

In the normal course of business, the Company has obtained letters of credit of $3,948 for the benefit of non-affiliated companies that have reinsured business to the Company where the ceding company's state of domicile does not recognize the Company as an authorized reinsurer.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $4,986 and $5,177 at December 31, 2007 and 2006, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $571, $503 and $460, for the years ended December 31, 2007, 2006 and 2005, respectively.

16. Leases

The Company owns several properties that are leased to others. Future minimum lease payments receivable under non-cancelable leasing arrangements as of December 31, 2007 are as follows:

                      2008                          $5,054
                      2009                           3,354
                      2010                           3,005
                      2011                           2,359
                      2012                           1,403
                      Thereafter                     5,778

17. Subsequent Events

On June 2, 2008, AEGON made a capital contribution to the Company in the amount of $408,438 in exchange for 427,831 shares of common stock. On June 3, 2008, the Company purchased its outstanding Series A preferred stock from AEGON for $392,000, and paid accumulated accrued dividends of $16,438.

17. Subsequent Events (continued)

Effective July 1, 2008, the Company entered into a reinsurance agreement with Canadian Premier, an affiliate, to reinsure on an assumption basis all of the insurance policies and assign all of its insurance obligations of its Canadian branch.

The Company is scheduled to merge into Transamerica Life Insurance Company, an affiliate, on October 2, 2008.

                            Statutory-Basis Financial
                               Statement Schedules

                   Life Investors Insurance Company of America

       Summary of Investments - Other Than Investments in Related Parties

                                December 31, 2007


SCHEDULE I


                                                                                         Amount at Which
                                                                                           Shown in the
                                                                            Market        Balance Sheet
                 Type of Investment                       Cost (1)           Value
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Fixed maturities
Bonds:
   United States Government and government agencies
     and authorities                                   $      260,390    $      266,874   $      260,390
   States, municipalities and political subdivisions          236,348           233,019          236,348
   Foreign governments                                         85,518            91,964           85,518
   Public utilities                                           555,176           561,014          555,176
   All other corporate bonds                                5,839,355         5,792,721        5,839,355
Preferred stocks                                              145,648           137,371          145,648
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Total fixed maturities                                      7,122,435         7,082,963        7,122,435

Equity securities
Common stocks:
   Public utilities                                                 -                 -                -
   Banks, trust and insurance                                     424               435              435
   Industrial, miscellaneous and all other                      1,928             4,459            4,459
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Total common stocks                                             2,352             4,894            4,894

Mortgage loans on real estate                               1,080,994                          1,080,994
Real estate                                                   109,278                            109,278
Policy loans                                                  207,383                            207,383
Other long-term investments                                   249,166                            249,166
Cash, cash equivalents and short-term investments             157,174                            157,174
                                                     -------------------                -------------------
                                                     -------------------                -------------------
Total investments                                      $    8,928,782                     $    8,931,324
                                                     ===================                ===================

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.


                   Life Investors Insurance Company of America

                       Supplementary Insurance Information

                                December 31, 2007




SCHEDULE III
                                                                                                                     Benefits,
                                                                                                                      Claims
                                        Future Policy                  Policy and                  Net Investment   Losses and
                                        Benefits and     Unearned       Contract    Premium Revenue    Income*      Settlement
                                          Expenses       Premiums      Liabilities                                   Expenses
                                       --------------------------------------------------------------------------------------------
Year ended December 31, 2007
Individual life                          $ 2,644,969    $       -      $  22,582      $    154,696   $  170,058     $  150,685
Individual health                          1,580,963      129,113         67,582           301,154      103,718        295,834
Group life and health                        916,810       13,503         33,333           174,508       56,619        181,187
Annuity                                    2,943,580            -             27            22,804      189,558         35,471
                                       ---------------------------------------------------------------------------------------------
                                         $ 8,086,322    $ 142,616      $ 123,524      $    653,162   $  519,953     $  663,177
                                       =============================================================================================

Year ended December 31, 2006
Individual life                          $ 2,708,451    $       -      $  21,725      $    124,485   $  166,698     $   171,165
Individual health                          1,432,572      128,383         98,740           311,478       90,872         323,888
Group life and health                        879,796       14,088         32,366           199,433       52,227         194,062
Annuity                                    3,370,639            -             45            26,718      216,360        (143,390)
                                       ---------------------------------------------------------------------------------------------
                                         $ 8,391,458    $ 142,471      $ 152,876      $    662,114   $  526,157     $   545,725
                                       =============================================================================================

Year ended December 31, 2005
Individual life                          $ 2,753,940    $       -      $  20,062      $    207,266   $  177,631     $   244,311
Individual health                          1,293,458      122,983         86,523           303,044       84,391         365,782
Group life and health                        838,937       15,288         37,225           212,206       52,481         198,642
Annuity                                    4,154,918            -             77            41,098      265,252         (32,061)
                                       ---------------------------------------------------------------------------------------------
                                       ---------------------------------------------------------------------------------------------
                                         $ 9,041,253    $ 138,271      $ 143,887      $    763,614   $  579,755     $   776,674
                                       =============================================================================================

     *Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                   Life Investors Insurance Company of America

                       Supplementary Insurance Information

                                December 31, 2007




SCHEDULE III


                                          Other
                                        Operating      Premiums
                                        Expenses*       Written
                                       -----------------------------
Year ended December 31, 2007
Individual life                         $  374,815
Individual health                          117,034     $  345,938
Group life and health                      131,082        219,838
Annuity                                     68,876
                                       --------------
                                        $  691,807
                                       ==============

Year ended December 31, 2006
Individual life                         $  205,410
Individual health                          113,835     $  348,227
Group life and health                       64,335        227,969
Annuity                                     82,833
                                       --------------
                                        $  466,413
                                       ==============

Year ended December 31, 2005
Individual life                         $   88,332
Individual health                          137,880     $  342,921
Group life and health                       74,262        243,837
Annuity                                    116,679
                                       --------------
                                       --------------
                                        $  417,153
                                       ==============

     *Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.


                   Life Investors Insurance Company of America

                                   Reinsurance

                                December 31, 2007



SCHEDULE IV

                                                                                                    Percentage of
                                                                   Assumed From                    Amount Assumed
                                                 Ceded to Other  Other Companies        Net            to Net
                                 Gross Amount       Companies                         Amount
                               -------------------------------------------------------------------------------------
Year ended December 31, 2007
Life insurance in force           $ 56,646,000     $ 26,059,136     $   582,871     $ 31,169,735         2%
                               =====================================================================================

Premiums:
   Individual life                $    367,382     $    226,006     $    13,319     $    154,695         9
   Individual health                   345,938           53,500           8,716          301,154         3
   Group life and health               219,838           54,300           8,971          174,509         5
   Annuity                              24,105            2,006             705           22,804         3
                               -------------------------------------------------------------------------------------
                                  $    957,263     $    335,812     $    31,711     $    653,162         5%
                               =====================================================================================

Year ended December 31, 2006
Life insurance in force           $ 53,958,644     $ 25,127,949     $ 2,538,338     $ 31,369,033         8%
                               =====================================================================================

Premiums:
   Individual life                $    253,009     $    170,476     $    41,952     $    124,485        34%
   Individual health                   348,227           48,423          11,674          311,478         4
   Group life and health               227,969           57,791          29,255          199,433        15
   Annuity                              29,737            3,510             491           26,718         2
                               -------------------------------------------------------------------------------------
                                  $    858,942     $    280,200     $    83,372     $    662,114        13%
                               =====================================================================================

Year ended December 31, 2005
Life insurance in force           $ 55,599,689     $ 24,195,573     $ 2,864,494     $ 34,268,610         8%
                               =====================================================================================
                               =====================================================================================

Premiums:
   Individual life                $    239,432     $     72,140     $    39,975     $    207,267        19%
   Individual health                   342,921           51,601          11,724          303,044         4
   Group life and health               243,837           63,822          32,190          212,205        15
   Annuity                              49,874            9,964           1,188           41,098         3
                               -------------------------------------------------------------------------------------
                               -------------------------------------------------------------------------------------
                                  $    876,064     $    197,527     $    85,077     $    763,614        11%
                               =====================================================================================




 FINANCIAL STATEMENTS

 Transamerica Occidental Life Insurance Company Separate Account VUL-2 Year Ended December 31, 2007
 With Report of Independent Registered Public Accounting Firm

                             Separate Account VUL-2
                 Transamerica Occidental Life Insurance Company

                              Financial Statements

                          Year Ended December 31, 2007




                                    Contents

Report of Independent Registered Public Accounting Firm...........................................................1

Financial Statements

Statements of Assets and Liabilities..............................................................................2
Statements of Operations..........................................................................................6
Statements of Changes in Net Assets - Year Ended December 31, 2007...............................................10
Statements of Changes in Net Assets - Year Ended December 31, 2006...............................................14
Notes to Financial Statements....................................................................................18

             Report of Independent Registered Public Accounting Firm

Contract Owners of Separate Account VUL-2
    of Transamerica Occidental Life Insurance Company
The Board of Directors, Transamerica Occidental Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the subaccounts of Separate Account VUL-2 of Transamerica Occidental Life Insurance Company (comprised of the Transamerica Equity, Transamerica Money Market, Alger American Income & Growth, AllianceBernstein VP Growth & Income, AllianceBernstein VP Large Cap Growth, Dreyfus Appreciation, Dreyfus Developing Leaders, Janus Aspen Series Balanced, Janus Aspen Series Worldwide Growth, MFS(R) Growth, MFS(R) Investors Trust, MFS(R) Research, PIMCO VIT StocksPLUS Growth & Income, Premier VIT OpCap Managed, Premier VIT OpCap Small Cap, Van Kampen UIF Emerging Markets Equity, Van Kampen UIF Fixed Income, Van Kampen UIF High Yield, and Van Kampen UIF International Magnum subaccounts) (the Separate Account) as of December 31, 2007, and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Separate Account VUL-2 of Transamerica Occidental Life Insurance Company at December 31, 2007, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


                              /s/ Ernst & Young LLP

March 31, 2008


                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                      Statements of Assets and Liabilities

                                December 31, 2007


                                                                         Alger
                                                     Transamerica      American    AllianceBernstein  AllianceBernstein
                                     Transamerica        Money         Income &       VP Growth &       VP Large Cap
                                        Equity          Market          Growth           Income            Growth
                                   --------------------------------------------------------------------------------------
                                   --------------------------------------------------------------------------------------

     Assets
     Investments, at fair value      $    2,729,569  $      508,494   $  1,261,315  $      2,505,106  $      1,416,756
     Due from (to) Transamerica                 202               -           (152)              198              (135)
                                   --------------------------------------------------------------------------------------
                                   --------------------------------------------------------------------------------------

     Net assets                      $    2,729,771  $      508,494  $   1,261,163  $      2,505,304  $      1,416,621
                                   ======================================================================================

     Accumulation unit value         $         15.38 $         1.24  $        13.07 $            17.64$             9.65
                                   ======================================================================================

     Accumulation units outstanding       177,487.60     410,430.99       96,462.54         142,055.69        146,772.84
                                   ======================================================================================

     Investment subaccount
        information


     Number of mutual fund shares          94,448.74     508,494.44      104,068.92          93,404.41         46,284.08

     Net asset value per share       $         28.90 $         1.00  $        12.12 $            26.82$            30.61

     Investments, at cost            $    1,858,201  $      508,494  $   1,019,470  $      1,940,633  $       1,270,517





                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                Statements of Assets and Liabilities (continued)




                                                                         Janus           Janus
                                                        Dreyfus          Aspen        Aspen Series
                                       Dreyfus        Developing        Series         Worldwide            MFS(R)
                                     Appreciation       Leaders        Balanced          Growth            Growth
                                   --------------------------------------------------------------------------------------
                                   --------------------------------------------------------------------------------------

     Assets
     Investments, at fair value     $       887,227 $       711,170  $  2,537,564   $       1,615,487 $        507,831
     Due from (to) Transamerica                  (2)            (15)           42                (166)             (69)
                                   --------------------------------------------------------------------------------------

     Net assets                     $       887,225 $       711,155  $  2,537,606   $       1,615,321 $        507,762
                                   ======================================================================================

     Accumulation unit value        $            12.51           14.86       16.24  $            12.84$            11.74
                                   ======================================================================================

     Accumulation units outstanding          70,930.47       47,853.52  156,239.42          125,824.99         43,256.80
                                   ======================================================================================

     Investment subaccount
        information

     Number of mutual fund shares            19,777.68       21,990.41   84,444.73           45,725.63         20,305.14

     Net asset value per share      $            44.86          $ 32.3     $  30.05             $ 35.33            25.01

     Investments, at cost           $         673,501 $       776,925  $  2,167,006   $       1,395,849 $        359,534





                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                Statements of Assets and Liabilities (continued)




                                                                       PIMCO VIT        Premier            Premier
                                         MFS(R)                         StocksPLUS          VIT                VIT
                                      Investors          MFS(R)          Growth &          OpCap           OpCap Small
                                        Trust          Research         Income          Managed              Cap
                                   --------------------------------------------------------------------------------------
                                   --------------------------------------------------------------------------------------

     Assets
     Investments, at fair value     $       552,931 $       537,867  $      456,388 $       642,434   $       744,938
     Due from (to) Transamerica                  21              (8)              (2)           (36)                3
                                   --------------------------------------------------------------------------------------
                                   --------------------------------------------------------------------------------------

     Net assets                     $       552,952 $       537,859  $      456,386 $       642,398   $       744,941
                                   ======================================================================================

     Accumulation unit value        $            11.97           12.50           12.91           13.74$            25.53
                                   ======================================================================================

     Accumulation units outstanding          46,205.00       43,025.55        35,341.05      46,747.83         29,177.40
                                   ======================================================================================

     Investment subaccount
        information

     Number of mutual fund shares            23,508.96       26,522.05        41,339.47      16,604.65         25,520.33

     Net asset value per share      $            23.52           20.28           11.04           38.69$            29.19

     Investments, at cost           $          368,827         341,327         $369,506 $       624,010   $       727,255





                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                Statements of Assets and Liabilities (continued)




                                      Van Kampen          Van             Van          Van Kampen
                                     UIF Emerging       Kampen          Kampen            UIF
                                       Markets            UIF             UIF        International
                                        Equity       Fixed Income     High Yield         Magnum
                                   -------------------------------------------------------------------
                                   -------------------------------------------------------------------

    Assets
                                  $     705,171  $     1,039,323    $    300,578         $553,299
Investments, at fair value
Due from (to) Transamerica
                                           236               67                (3)            110
                                 --------------------------------------------------------------------------
                                 --------------------------------------------------------------------------

                                  $        705,407  $     1,039,390    $  300,575        553,409
Net assets
                                 ==========================================================================

Accumulation unit value                 $ 34.30             $14.85           $12.21          $16.93
                                 ==========================================================================

                                         20,564.69         69,983.09      24,609.32      32,688.56
Accumulation units outstanding
                                 ==========================================================================

Investment subaccount
information

                                         29,055.24         89,751.59        23,336.80      38,158.53
Number of mutual fund shares

Net asset value per share         $      24.27             11.58              12.88          14.50


                                  $        619,685  $     1,013,020    $   310,012        412,061
Investments, at cost
See accompanying notes.




                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                            Statements of Operations

                          Year Ended December 31, 2007


                                                                         Alger
                                                      Transamerica      American    AllianceBernstein AllianceBernstein
                                      Transamerica        Money         Income &       VP Growth &       VP Large Cap
                                         Equity          Market          Growth          Income             Growth
                                    -------------------------------------------------------------------------------------

     Investment income               $               $                $             $                  $
                                    106,885         26,967           9,802         159,276                        -

     Expenses
     Mortality and expense risk and
     administrative expense charge
                                    (20,861)        (4,428)          (10,236)      (20,422)           (11,067)
                                    -------------------------------------------------------------------------------------
     Net investment income (loss)
                                    86,024          22,539           (434)         138,854            (11,067)

     Net realized and unrealized
        gain (loss) on investments
     Realized gain (loss) on
        investment transactions     (2,874)         -                (12,028)      36,851             (51,592)
     Change in unrealized
        appreciation/depreciation
        of investments              284,811         -                122,182       ( 69,889)           228,681
                                    -------------------------------------------------------------------------------------
     Net gain (loss) on investments
                                    281,937         -                110,154       (33,038)           177,089
                                    -------------------------------------------------------------------------------------
     Net increase in net assets
     resulting from operations       $               $                $             $                  $
                                    367,961         22,539           109,720       105,816            166,022
                                    =====================================================================================





                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                      Statements of Operations (continued)




                                                                                          Janus
                                                         Dreyfus      Janus Aspen     Aspen Series
                                        Dreyfus        Developing        Series         Worldwide            MFS(R)
                                      Appreciation       Leaders        Balanced         Growth             Growth
                                    -------------------------------------------------------------------------------------

     Investment income               $               $                $             $                  $
                                    13,311          108,561          63,731        12,377                         -

     Expenses
     Mortality and expense risk and
        administrative expense
        charge                      (7,057)         (6,238)        (19,619)      (13,301)                  (4,016)
                                    -------------------------------------------------------------------------------------
     Net investment income (loss)
                                    6,254           102,323          44,112                  (924)    (4,016)

     Net realized and unrealized
        gain (loss) on investments
     Realized gain (loss) on
        investment transactions     9,109           (502)            234,154       (26,064)           (13,112)
     Change in unrealized
        appreciation/depreciation
        of investments              37,169          ( 196,786)       (42,512)      159,767                  106,534
                                    -------------------------------------------------------------------------------------
     Net gain (loss) on investments
                                    46,278          (197,288)        191,642       133,703                   93,422
                                    -------------------------------------------------------------------------------------
     Net increase (decrease) in net
        assets resulting from
        operations                  52,532          (94,965)          235,754       132,779                  89,406
                                    =====================================================================================





                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                      Statements of Operations (continued)




                                                                       PIMCO VIT         Premier           Premier
                                          MFS(R)                         StocksPLUS          VIT               VIT
                                       Investors          MFS(R)          Growth &          OpCap          OpCap Small
                                         Trust          Research         Income          Managed             Cap
                                    -------------------------------------------------------------------------------------
                                    -------------------------------------------------------------------------------------

     Investment income               $               $                $             $                  $
                                    9,043           3,544            35,381        61,690             170,864

     Expenses
     Mortality and expense risk and
        administrative expense
        charge                      (4,430)         (4,252)         (3,744)       (5,279)             (6,205)
                                    -------------------------------------------------------------------------------------
                                    -------------------------------------------------------------------------------------
     Net investment income (loss)
                                    4,613           (708)            31,637        56,411             164,659

     Net realized and unrealized
        gain (loss) on investments
     Realized gain (loss) on
        investment transactions     8,984           6,091            23,126          (649)              13,708
     Change in unrealized
        appreciation/depreciation
        of investments              35,535          54,720         (27,326)      (41,998)              (178,132)
                                    -------------------------------------------------------------------------------------
     Net gain (loss) on investments
                                    44,519          60,811           (4,200)       (42,647)           (164,424)
                                    -------------------------------------------------------------------------------------
     Net increase in net assets      $               $                $             $                  $
        resulting from operations   49,132          60,103           27,437        13,764                 235
                                    =====================================================================================





                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                      Statements of Operations (continued)




                                                       Van Kampen         Van              Van            Van Kampen
                                                      UIF Emerging       Kampen          Kampen              UIF
                                                         Markets          UIF              UIF          International
                                                         Equity       Fixed Income     High Yield           Magnum
                                                    ---------------------------------------------------------------------
                                                    ---------------------------------------------------------------------

     Investment income                               $                $             $                  $
                                                    71,377           36,691        26,680             63,224

     Expenses
     Mortality and expense risk and
        administrative expense
        charge                                      (5,299)         (8,212)       (2,451)              (4,451)
                                                    ---------------------------------------------------------------------
     Net investment income
                                                    66,078           28,479        24,229                58,773

     Net realized and unrealized
        gain (loss) on investments
                           Realized gain on investment
        transactions                                423,772          2,260         1,528                 19,163
     Change in unrealized
        appreciation/depreciation
        of investments                              (306,217)       15,454        (16,253)                (9,130)
                                                    ---------------------------------------------------------------------

     Net gain (loss) on investments                 117,555          17,714        (14,725)                  10,033
                                                    ---------------------------------------------------------------------
     Net increase in net assets                      $                $             $                  $
        resulting from operations                   183,633          46,193               9,504       68,806
                                                    =====================================================================

     See accompanying notes.



                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                       Statements of Changes in Net Assets

                          Year Ended December 31, 2007


                                                                      Alger
                                                 Transamerica        American      AllianceBernstein  AllianceBernstein
                                Transamerica         Money           Income &         VP Growth &       VP Large Cap
                                   Equity           Market            Growth            Income             Growth
                             --------------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------------
     Operations
     Net investment income    $                 $                $                 $                  $
        (loss)               86,024            22,539           (434)             138,854            (11,067)
     Realized gain (loss) on
        investment
        transactions         (2,874)           -                (12,028)         36,851              (51,592)
     Change in unrealized
        appreciation/deprecia
        of investments       284,811           -                 122,182        (69,889)              228,681
                             --------------------------------------------------------------------------------------------
     Increase in net assets
        resulting from
        operations               367,961          22,539            109,720           105,816            166,022


     Contract transactions
     Deposits
                             -                 -                -                                 -               -
     Withdrawals
                             (52,576)          (58,130)            (54,100)          (107,193)          (50,865)
     Transfers between
        subaccounts          2,188             23,067              (16,101)          (14,335)           (31,699)
                             --------------------------------------------------------------------------------------------
     Net (decrease) in net
        assets resulting
        from contract
        transactions         (50,388)          (35,063)           (70,201)         (121,528)            (82,564)
                             --------------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------------
     Increase (decrease) in
        net assets           317,573           (12,524)         39,519            (15,712)           83,458

     Net assets at beginning
        of year              2,412,198         521,018          1,221,644        2,521,016          1,333,163
                             --------------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------------
     Net assets at end of     $      2,729,771  $ 508,494   $    1,261,163    $  2,505,304          $1,416,621
        year
                             ============================================================================================





                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)




                                                                                         Janus
                                                    Dreyfus        Janus Aspen       Aspen Series
                                  Dreyfus         Developing          Series           Worldwide            MFS(R)
                                Appreciation        Leaders          Balanced           Growth             Growth
                             --------------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------------
     Operations
     Net investment income    $                 $                $         44,112  $                  $
        (loss)               6,254             102,323                                       (924)   (4,016)
     Realized gain (loss) on
        investment
        transactions         9,109             (502)                      234,154          26,064)     (13,112)
     Change in unrealized
        appreciation/deprecia
        of investments       37,169            (96,786)                  (42,512)          159,767       106,534
                             --------------------------------------------------------------------------------------------
     Increase (decrease) in
        net assets resulting
        from operations      52,532            ( 94,965)               235,754             132,779    89,406

     Contract transactions
     Deposits
                             -                 -                -                               -                 -
     Withdrawals
                             (10,639)          (11,410)               (73,168)            (42,890)           (40,835)
     Transfers between
        subaccounts          (31,794)          9,140                   279,808            (37,520)           (6,237)
                             --------------------------------------------------------------------------------------------
     Net increase (decrease)
        in net assets
        resulting from
        contract transactions(42,433)          (2,270)                206,640              (80,410)           (47,072)
                             --------------------------------------------------------------------------------------------
     Increase (decrease) in
        net assets           10,099            (97,235)                442,394              52,369              42,334

     Net assets at beginning
        of year              877,126           808,390                2,095,212            1,562,952          465,428
                             --------------------------------------------------------------------------------------------
     Net assets at end of
        year                 887,225           711,155                2,537,606             1,615,321          507,762
                             ============================================================================================





                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)




                                                                                PIMCO VIT        Premier        Premier
                                              MFS(R)                            StocksPLUS         VIT            VIT
                                            Investors               MFS(R)       Growth &         OpCap       OpCap Small
                                              Trust               Research        Income         Managed          Cap
                                      --------------------------------------------------------------------------------------------
Operations
Net investment income (loss)                        $4,613            ($708)       $31,637         $56,411         $164,659
Realized gain (loss) on investment transactions      8,984            6,091         23,126         (649.00)          13,708
Change in unrealized
appreciation/depreciation of investments            35,535           54,720        (27,326)        (41,998)        (178,132)
                                      --------------------------------------------------------------------------------------
Increase in net assets resulting from operations    49,132           60,103         27,437          13,764              235

Contract transactions
Deposits                                                 -                -              -               -                -
Withdrawals                                      (23940.00)       (10270.00)     (31962.00)      (21781.00)       (42052.00)
Transfers between subaccounts                      (688.00)       (30971.00)     (24049.00)       (4070.00)        (1400.00)
                                      --------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from contract transactions               (24,628)         (41,241)       (56,011)        (25,851)         (43,452)
                                      --------------------------------------------------------------------------------------
Increase (decrease) in net assets                   24,504           18,862        (28,574)        (12,087)         (43,217)

Net assets at beginning of year                    528,448          518,997        484,960         654,485          788,158
                                      --------------------------------------------------------------------------------------
Net assets at end of year                         $552,952         $537,859       $456,386        $642,398         $744,941
                                      ======================================================================================





                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)




                                                   Van Kampen              Van                Van               Van Kampen
                                                  UIF Emerging            Kampen             Kampen                UIF
                                                     Markets               UIF                UIF             International
                                                     Equity            Fixed Income        High Yield             Magnum
                                                  -------------------------------------------------------------------------------
Operations
Net investment income                                   66078              28479              24229                  58773
Realized gain on investment transactions               423772               2260               1528                  19163
Change in unrealized appreciation/                    (306217)             15454             (16253)                 (9130)
depreciation of investments
                                                  -------------------------------------------------------------------------
Increase in net assets resulting from operations       183633              46193               9504                  68806

Contract transactions
Deposits                                              -                     -                      -                -
Withdrawals                                            (54322)            (10052)             (5781)                (24510)
Transfers between subaccounts                         (318769)               (68)            (11165)                (14551)
                                                  -------------------------------------------------------------------------
Net increase (decrease) in net assets                 (373091)            (10120)            (16946)                (39061)
resulting from contract transaction
                                                  -------------------------------------------------------------------------
Increase (decrease) in net assets                     (189458)             36073              (7442)                 29745

Net assets at beginning of year                        894865            1003317             308017                 523664
                                                  -------------------------------------------------------------------------
Net assets at end of year                              705407            1039390             300575                 553409
                                                  =========================================================================

See accompanying notes.


                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                       Statements of Changes in Net Assets

                          Year Ended December 31, 2006


                                                                              Alger
                                                           Transamerica      American      AllianceBernstein    AllianceBernstein
                                 Transamerica                  Money         Income &         VP Growth &          VP Large Cap
                                    Equity                    Market          Growth             Income               Growth
                                -----------------------------------------------------------------------------------------
Operations
Net investment income (loss)         (32111)                20288              (1215)            125458          (18253)
Realized gain (loss) on
investment transactions              (14068)               -                  (56563)              7809          (77317)
Change in unrealized
appreciation/depreciatiion
of investments                       213952                -                  146177             210760           66813
                             -------------------------------------------------------------------------------------------
Increase (decrease) in net
assets resulting from operations      167,773               20288              88399             344027          (28757)

Contract transactions
Deposits                              (2268)                  379              (2108)             (2311)          (2176)
Withdrawals                         (123925)              (102967)            (66031)            (98130)         (35341)
Transfers between subaccounts          9687                (87277)            (51664)            (38324)         (41464)
                             -------------------------------------------------------------------------------------------
Net increase (decrease) in
net assets resulting from
contract transactions              (116506)              (189865)           (119803)           (138765)         (78981)
                             -------------------------------------------------------------------------------------------
Increase (decrease) in net assets     51267               (169577)            (31404)            205262         (107738)

Net assets at beginning of year     2360931                690595            1253048            2315754         1440901
                             -------------------------------------------------------------------------------------------
Net assets at end of year           2412198                521018            1221644            2521016         1333163
                             ===========================================================================================



                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)




                                                                                                    Janus
                                                              Dreyfus         Janus Aspen        Aspen Series
                                    Dreyfus                 Developing           Series           Worldwide               MFS(R)
                                 Appreciation                 Leaders           Balanced            Growth               Growth
                             -------------------------------------------------------------------------------------------------------
Operations
Net investment income (loss)            2447                  61799              18136               5815                  (7217)
Realized gain (loss) on
investment transactions                (2048)                  4906              21180             (62067)                (40207)
Change in unrealized
appreciation/depreciation
       of investments                  116305                (46905)            141290             281803                  76314
                             ----------------------------------------------------------------------------------------------------
Increase in net assets resulting       116704                  19800             180606             225551                  28890
    from operations
Contract transactions
Deposits                               (2286)                 (1030)              (123)             (2181)                 (1095)
Withdrawals                           (34955)                (37786)           (132485)            (51277)                (30788)
Transfers between subaccounts         (11152)                (16446)             60371             (33760)                 (8677)
                             ----------------------------------------------------------------------------------------------------
Net increase (decrease) in
net assets resultin from
contract transactions                 (48393)                (55262)            (72237)            (87218)                (40560)
                             ----------------------------------------------------------------------------------------------------
Increase (decrease) in net assets      68311                 (35462)            108369             138333                 (11670)

Net assets at beginning of year       808815                 843852            1986843            1424619                 477098
                             ----------------------------------------------------------------------------------------------------
Net assets at end of year             877126                 808390            2095212            1562952                 465428
                             ====================================================================================================



                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)




                                                                              PIMCO VIT           Premier         Premier
                                     MFS(R)                                     StocksPLUS            VIT             VIT
                                   Investors                   MFS(R)            Growth &            OpCap        OpCap Small
                                     Trust                   Research           Income            Managed           Cap
                             -----------------------------------------------------------------------------------------
Operations
Net investment income (loss)                 (4150)            (3682)      16580              69091             26905
Realized gain (loss) on
        investment transaction                1631             (3118)       7932              (2103)             3601
Change in unrealized appreciation/
        depreciation of investments          60,181            51008       32824             (16698)           111341
                             -----------------------------------------------------------------------------------------
Increase in net assets
        resulting from operations             57662             44208       57336              50290            141847

Contract transactions
Deposits                                       (16)            (2199)      (2268)               (19)              (17)
Withdrawals                                 (47274)           (14573)     (18190)            (17309)           (12500)
Transfers between subaccounts                (3617)           (10313)      26302               2925             58153
                             -----------------------------------------------------------------------------------------
Net increase (decrease) in
net assets resulting
from contract transactions                  (50907)           (27085)       5844             (14403)            45636
                             -----------------------------------------------------------------------------------------
Increase in net assets                        6755             17123       63180              35887            187483

Net assets at beginning of year             521693            501874      421780             618598            600675
                             -----------------------------------------------------------------------------------------
Net assets at end of year                   528448            518997      484960             654485            788158
                             =========================================================================================



                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)




                                                            Van Kampen            Van                Van         Van Kampen
                                                           UIF Emerging          Kampen             Kampen          UIF
                                                              Markets             UIF                UIF       International
                                                              Equity          Fixed Income        High Yield       Magnum
                                                   -------------------------------------------------------------------------------
Operations
Net investment income                                       12573              34289              22820            28654
Realized gain on investment transactions                    15122               2685               9901            12749
Change in unrealized appreciation/                         198668             (12799)            (10259)           57363
 depreciation of investments
                                                  ----------------------------------------------------------------------
Increase in net assets resulting from operations           226363              24175              22462            98766

Contract transactions
Deposits                                                   -                    -                  -               (2394)
Withdrawals                                                 (7899)            (44838)            (34671)          (29266)
Transfers between subaccounts                               87491               5623             (12668)           76018
                                                   ----------------------------------------------------------------------
Net increase (decrease) in net assets                       79592             (39215)            (47339)           44358
resulting from contract transactions
                                                   ----------------------------------------------------------------------
Increase (decrease) in net assets                          305955             (15040)            (24877)          143124

Net assets at beginning of year                            588910            1018357             332894           380540
                                                   ----------------------------------------------------------------------
Net assets at end of year                                  894865            1003317             308017           523664
                                                   ======================================================================

See accompanying notes.



                           Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                          Notes to Financial Statements

                                December 31, 2007



1. Organization

Separate Account VUL-2 of Transamerica Occidental Life Insurance Company (Separate Account) was established by Transamerica Occidental Life Insurance Company (Transamerica) and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended, and is designed to provide life insurance benefits pursuant to variable life insurance contracts (Contract) issued by Transamerica. The Separate Account commenced operations when initial deposits were received on May 14, 1999. Not all subaccounts within the Separate Account received initial deposits on that date. The Contract allows policyholders to direct funds into a fixed-interest account that is not part of the Separate Account.

In accordance with the terms of the Contract, all payments are directed either to the fixed account or to subaccounts within the Separate Account. Payments allocated to the Separate Account by policy owners must be allocated to purchase units of one or more of the Separate Account's 19 subaccounts as indicated below, each of which invests exclusively in a specific corresponding mutual fund portfolio (Fund). The Funds are open-end management investment companies registered under the Investment Company Act of 1940.

                        Subaccounts                                     Underlying Portfolios
     ----------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------
                                                       Transamerica Series Trust, Inc(1)
     Transamerica Equity                                  Transamerica Equity
     Transamerica Money Market                            Transamerica Money Market
                                                       The Alger American Fund
     Alger American Income & Growth                       Alger American Income & Growth Portfolio
                                                        llianceBernstein Variable Products Series Funds
                                        A
     AllianceBernstein VP Growth & Income                 AllianceBernstein Growth & Income Portfolio
     AllianceBernstein VP Large Cap Growth                AllianceBernstein Large Cap Growth Portfolio
                                                       Dreyfus Variable Investments Fund
     Dreyfus Appreciation                                 Dreyfus VIF Appreciation Portfolio
     Dreyfus Developing Leaders                           Dreyfus VIF Developing Leaders Portfolio
                                                       Janus Aspen Series
     Janus Aspen Series Balanced                          Janus Aspen Series Balanced Portfolio
     Janus Aspen Series Worldwide Growth                  Janus Aspen Series Worldwide Growth Portfolio





                            Separate Account VUL-2 of
                 Transamerica Occidental Life Insurance Company

                    Notes to Financial Statements (continued)




1. Organization (continued)

                        Subaccounts                                     Underlying Portfolios
     ----------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------

                                                       MFS Variable Insurance Trust
     MFS(R) Growth                                          MFS(R) Growth Series(2)
     MFS(R) Investors Trust                                 MFS(R) Investors Trust Series
     MFS(R) Research                                        MFS(R) Research Series

                                                       PIMCO Variable Insurance Trust
     PIMCO VIT StocksPLUS Growth & Income                 PIMCO VIT StocksPLUS Growth & Income Portfolio

                                                       Premier Variable Insurance Trust
     Premier VIT OpCap Managed                            Premier VIT OpCap Managed Portfolio
     Premier VIT OpCap Small Cap                          Premier VIT OpCap Small Cap Portfolio

                                                       Van Kampen Universal Institutional Funds
     Van Kampen UIF Emerging Markets Equity               Van Kampen UIF Emerging Markets Equity
                                                            Portfolio
     Van Kampen UIF Fixed Income                          Van Kampen UIF Core Plus Fixed Income Portfolio
     Van Kampen UIF High Yield                            Van Kampen UIF High Yield Portfolio
     Van Kampen UIF International Magnum                  Van Kampen UIF International Magnum Portfolio

         (1)Formerly AEGON/Transamerica Series Trust, Inc.


         (2)Formerly MFS Emerging Growth


Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from Transamerica's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable, with liabilities arising out of any other business Transamerica may conduct.

2. Significant Accounting Policies

The accompanying financial statements of the Separate Account have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. The accounting principles followed and the methods of applying those principles are presented below:

     Investment Valuation - Investments in the Funds' shares are carried at fair (net asset) value. Realized investment gains or losses on investments are determined on a specific-identification basis. Investment transactions are accounted for on the date the order to buy or sell is executed (trade date).

     Investment Income - Investment income consists of dividend income (both ordinary and capital gains) and is recognized on the ex-dividend date. All distributions received are reinvested in the respective subaccounts.

     Federal Income Taxes - Operations of the Separate Account are part of, and will be taxed with, those of Transamerica, which is taxed as a "life insurance company" under the Internal Revenue Code. Under current federal income tax laws, income from assets maintained in the Separate Account for the exclusive benefit of participants generally is not subject to federal income tax.

3. Expenses and Charges

Transamerica assumes mortality and expense risk related to the operations of the Separate Account. Transamerica deducts a daily charge from each subaccount that is equal, on an annual basis, to 0.80% of the daily net asset value of the subaccount. An administrative expense charge is also deducted by Transamerica from each policy on a monthly basis that is equal, on an annual basis, to 0.30% of the monthly accumulation value of the policy.

On a monthly basis, contract accounts are reduced by a fee for the cost of insurance, which varies depending on the type of contract and underwriting class. In addition, for the first ten contract years, an annual fee equal to 0.40% and 0.20% is deducted for distribution expenses and for federal, state, and local taxes, respectively. Transamerica reserves the right to impose a withdrawal transaction fee of 2.0% of the amount withdrawn, not to exceed $25. The first 18 transfers in a policy year are free. After that, a transfer charge, not to exceed $25, is deducted from amounts transferred in that policy year. For each projection of value in addition to the annual statement during a contract year, a transaction charge of $25 is deducted from the policy value. Currently, there is no transaction fee for partial withdrawals.

4. Investment Transactions

The aggregate cost of purchases and the aggregate proceeds from sales of investments for the year ended December 31, 2007, were:

                                                                               Aggregate         Aggregate
                                                                               Purchases           Sales
                                                                           ------------------------------------
     Subaccount
     Transamerica Equity                                                     $      145,164    $      109,611
     Transamerica Money Market                                                      409,322           421,845
     Alger American Income & Growth                                                  24,475            95,152
     AllianceBernstein VP Growth & Income                                           196,655           179,343
     AllianceBernstein VP Large Cap Growth                                           17,278           110,947
     Dreyfus Appreciation                                                            30,824            67,014
     Dreyfus Developing Leaders                                                     143,155            43,004
     Janus Aspen Series Balanced                                                  1,166,065           915,367
     Janus Aspen Series Worldwide Growth                                             28,493           109,894
     MFS(R) Growth                                                                    4,982            56,102
     MFS(R) Investors Trust                                                          18,785            38,817
     MFS(R) Research                                                                  7,025            48,995
     PIMCO VIT StocksPLUS Growth & Income                                            41,852            66,218
     Premier VIT OpCap Managed                                                       74,211            43,630
     Premier VIT OpCap Small Cap                                                    175,411            54,099
     Van Kampen UIF Emerging Markets Equity                                         455,712           762,820
     Van Kampen UIF Fixed Income                                                     66,048            47,708
     Van Kampen UIF High Yield                                                       33,778            26,498
     Van Kampen UIF International Magnum                                             65,837            46,170


5. Accumulation Units

The changes in accumulation units for the year ended December 31, 2007, are summarized as follows (rounded to whole units):

                                                                Units            Units         Net Increase
                                                               Issued           Redeemed        (Decrease)
                                                          -----------------------------------------------------
     Subaccount
     Transamerica Equity                                             5,111           (8,545)           (3,434)
     Transamerica Money Market                                     331,419         (359,100)          (27,681)
     Alger American Income & Growth                                  2,101           (7,722)           (5,621)
     AllianceBernstein VP Growth & Income                            4,537          (11,542)           (7,005)
     AllianceBernstein VP Large Cap Growth                           3,736          (13,056)           (9,320)
     Dreyfus Appreciation                                            1,910           (5,503)           (3,593)
     Dreyfus Developing Leaders                                      2,817           (2,957)             (140)
     Janus Aspen Series Balanced                                    72,888          (58,101)           14,787
     Janus Aspen Series Worldwide Growth                             2,006           (8,580)           (6,574)
     MFS(R) Growth                                                     788           (5,192)           (4,404)
     MFS(R) Investors Trust                                          1,522           (3,636)           (2,114)
     MFS(R) Research                                                   526           (4,124)           (3,598)
     PIMCO VIT StocksPLUS Growth & Income                            1,709           (6,176)           (4,467)
     Premier VIT OpCap Managed                                       1,448           (3,338)           (1,890)
     Premier VIT OpCap Small Cap                                       492           (2,114)           (1,622)
     Van Kampen UIF Emerging Markets Equity                         10,287          (26,070)          (15,783)
     Van Kampen UIF Fixed Income                                     2,754           (3,439)             (685)
     Van Kampen UIF High Yield                                         774           (2,185)           (1,411)
     Van Kampen UIF International Magnum                               294           (2,767)           (2,473)




5. Accumulation Units (continued)

The changes in accumulation units for the year ended December 31, 2006, are summarized as follows (rounded to whole units):

                                                                Units            Units         Net Increase
                                                               Issued           Redeemed        (Decrease)
                                                          -----------------------------------------------------
                                                          -----------------------------------------------------

     Subaccount
     Transamerica Equity                                             2,880          (12,925)          (10,045)
     Transamerica Money Market                                       5,948         (171,098)         (165,150)
     Alger American Income & Growth                                      2          (11,458)          (11,456)
     AllianceBernstein VP Growth & Income                            2,838          (13,086)          (10,248)
     AllianceBernstein VP Large Cap Growth                              78          (10,597)          (10,519)
     Dreyfus Appreciation                                                3           (4,882)           (4,879)
     Dreyfus Developing Leaders                                         18           (3,596)           (3,578)
     Janus Aspen Series Balanced                                     4,644          (10,517)           (5,873)
     Janus Aspen Series Worldwide Growth                                69           (9,178)           (9,109)
     MFS(R) Growth                                                      32           (4,662)           (4,630)
     MFS(R) Investors Trust                                              -           (5,149)           (5,149)
     MFS(R) Research                                                     -           (2,787)           (2,787)
     PIMCO VIT StocksPLUS Growth & Income                            2,402           (2,056)              346
     Premier VIT OpCap Managed                                         239           (1,606)           (1,367)
     Premier VIT OpCap Small Cap                                     2,565             (658)            1,907
     Van Kampen UIF Emerging Markets Equity                          4,342             (537)            3,805
     Van Kampen UIF Fixed Income                                     2,895           (6,035)           (3,140)
     Van Kampen UIF High Yield                                       6,517          (10,799)           (4,282)
     Van Kampen UIF International Magnum                             7,483           (4,039)            3,444



6. Financial Highlights

A summary of unit values and units outstanding for the subaccount and the expense ratios and investment income ratios, excluding expenses of the underlying funds, and total returns for each of the five years in the period ended December 31, 2007, follows:

                                                                                      Expenses as
                                                                Total      nvestment a Percentage
                                 Accumulation  Accumulation   Subaccount  I Income    of Average     Total
             Subaccount             Units       Unit Value      Value       Ratio*   Net Assets**  Return***
     ----------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------

     Transamerica Equity
     2007                          177,487.60   $     15.38   $2,729,771      0.02%        0.80%      15.35%
     2006                          180,921.61         13.33    2,412,198         -         0.80        7.84
     2005                          190,966.55         12.36    2,360,931      0.37         0.80       15.60
     2004                          197,510.73         10.69    2,112,236         -         0.80       14.88
     2003                          217,249.37          9.31    2,022,526         -         0.80       30.17

     Transamerica Money Market
     2007                          410,430.99          1.24      508,494      4.89         0.80        4.18
     2006                          438,111.93          1.19      521,018      4.61         0.80        3.88
     2005                          603,262.34          1.14      690,595      2.76         0.80        2.06
     2004                          869,128.93          1.12      974,904      0.95         0.80        0.19
     2003                        1,424,497.20          1.12    1,594,756      0.80         0.80       (0.01)

     Alger American Income &
        Growth
     2007                           96,462.54         13.07    1,261,163      0.78         0.80        9.25
     2006                          102,083.58         11.97    1,221,644      1.29         0.80        8.43
     2005                          113,539.63         11.04    1,253,048      1.10         0.80        2.61
     2004                          119,479.19         10.76    1,285,054      0.53         0.80        6.98
     2003                          120,170.36         10.05    1,208,376      0.32         0.80       28.80

     AllianceBernstein VP
        Growth & Income
     2007                          142,055.69         17.64    2,505,304      1.43         0.80        4.28
     2006                          149,060.85         16.91    2,521,016      1.42         0.80       16.35
     2005                          159,308.91         14.54    2,315,754      1.45         0.80        4.02
     2004                          166,063.59         13.97    2,320,549      0.90         0.80       10.57
     2003                          164,741.09         12.64    2,081,978      1.07         0.80       31.44





6. Financial Highlights (continued)

                                                                                      Expenses as
                                                                Total      nvestment a Percentage
                                 Accumulation  Accumulation   Subaccount  I Income    of Average     Total
             Subaccount             Units       Unit Value      Value       Ratio*   Net Assets**  Return***
     ----------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------

     AllianceBernstein VP
        Large Cap Growth
     2007                          146,772.84     $   9.65    $1,416,621          -%      0.80%       13.01%
     2006                          156,092.72         8.54     1,333,163         -        0.80        (1.24)
     2005                          166,612.53         8.65     1,440,901         -        0.80        14.22
     2004                          176,386.30         7.57     1,335,463         -        0.80         7.75
     2003                          182,916.78         7.03     1,285,568         -        0.80        22.68

     Dreyfus Appreciation
     2007                           70,930.47        12.51       887,225      1.52        0.80         6.28
     2006                           74,523.60        11.77       877,126      1.56        0.80        15.55
     2005                           79,402.26        10.19       808,815      0.02        0.80         3.54
     2004                           78,677.15         9.84       774,008      1.77        0.80         4.21
     2003                           75,171.43         9.44       709,708      1.54        0.80        20.20

     Dreyfus Developing
        Leaders
     2007                           47,853.52        14.86       711,155      0.74        0.80       (11.77)
     2006                           47,933.30        16.84       808,390      0.41        0.80         2.94
     2005                           51,571.48        16.36       843,852         -        0.80         4.95
     2004                           54,878.50        15.59       855,577      0.20        0.80        10.45
     2003                           56,424.12        14.12       796,440      0.03        0.80        30.64

     Janus Aspen Series
        Balanced
     2007                          156,239.42        16.24     2,537,606      2.63        0.80         9.65
     2006                          141,451.80        14.81     2,095,212      2.15        0.80         9.83
     2005                          147,324.85        13.49     1,986,843      2.27        0.80         7.09
     2004                          155,436.38        12.59     1,957,523      2.27        0.80         7.66
     2003                          158,899.91        11.70     1,870,569      2.27        0.80        13.14

     Janus Aspen Series
        Worldwide Growth
     2007                          125,824.99        12.84     1,615,321      0.76        0.80         8.75
     2006                          132,398.98        11.80     1,562,952      1.77        0.80        17.26
     2005                          141,507.67        10.07     1,424,619      1.38        0.80         5.02
     2004                          151,693.80         9.59     1,454,192      1.02        0.80         3.94
     2003                          157,749.71         9.22     1,455,228      1.13        0.80        23.00






6. Financial Highlights (continued)

                                                                                      Expenses as
                                                                Total      nvestment a Percentage
                                 Accumulation  Accumulation   Subaccount  I Income    of Average     Total
             Subaccount             Units       Unit Value      Value       Ratio*   Net Assets**  Return***
     ----------------------------------------------------------------------------------------------------------

     MFS(R) Growth
     2007                           43,256.80     $  11.74    $  507,762          -%      0.80%       20.20%
     2006                           47,661.03         9.77       465,428         -        0.80         7.03
     2005                           52,290.60         9.12       477,098         -        0.80         8.32
     2004                           57,602.53         8.42       485,213         -        0.80        12.06
     2003                           60,449.34         7.52       454,566         -        0.80        29.19

     MFS(R) Investors Trust
     2007                           46,205.00        11.97       552,952      0.82        0.80         9.42
     2006                           48,318.54        10.94       528,448      0.49        0.80        12.09
     2005                           53,467.86         9.76       521,693      0.55        0.80         6.45
     2004                           55,865.43         9.17       512,035      0.62        0.80        10.46
     2003                           56,372.51         8.30       467,769      0.63        0.80        21.17

     MFS(R) Research
     2007                           43,025.55        12.50       537,859      0.68        0.80        12.30
     2006                           46,622.59        11.13       518,997      0.50        0.80         9.59
     2005                           49,409.33        10.16       501,874      0.48        0.80         6.94
     2004                           51,697.47         9.50       491,050      1.08        0.80        14.92
     2003                           53,052.90         8.27       438,563      0.63        0.80        23.71

     PIMCO VIT StocksPLUS
        Growth & Income
     2007                           35,341.05        12.91       456,386      7.60        0.80         6.00
     2006                           39,807.76        12.18       484,960      5.04        0.80        13.98
     2005                           39,461.64        10.69       421,780      2.29        0.80         2.66
     2004                           60,556.05        10.41       630,474      1.74        0.80         9.92
     2003                           57,572.72         9.47       545,311      2.28        0.80        29.34

     Premier VIT OpCap Managed
     2007                           46,747.83        13.74       642,398      2.14        0.80         2.12
     2006                           48,638.02        13.46       654,485      1.71        0.80         8.77
     2005                           50,004.86        12.37       618,598      1.16        0.80         4.44
     2004                           51,053.09        11.85       604,728      1.45        0.80         9.88
     2003                           51,955.39        10.78       560,081      1.49        0.80        20.78





6. Financial Highlights (continued)

                                                                                      Expenses as
                                                                Total      nvestment a Percentage
                                 Accumulation  Accumulation   Subaccount  I Income    of Average     Total
             Subaccount             Units       Unit Value      Value       Ratio*   Net Assets**  Return***
     ----------------------------------------------------------------------------------------------------------

     Premier VIT OpCap Small Cap
     2007                           29,177.40     $  25.53    $  744,941          -%      0.80%       (0.23)%
     2006                           30,799.21        25.59       788,158         -        0.80        23.09
     2005                           28,893.01        20.79       600,675         -        0.80        (0.74)
     2004                           31,425.09        20.95       658,212      0.04        0.80        16.94
     2003                           29,079.33        17.91       520,823      0.04        0.80        41.51

     Van Kampen UIF Emerging
        Markets Equity
     2007                           20,564.69         34.30      705,407      0.42        0.80        39.33
     2006                           36,347.71         24.62      894,865      0.74        0.80        36.05
     2005                           32,542.70         18.10      588,910      0.45        0.80        32.78
     2004                           17,999.88         13.63      245,315      0.66        0.80        22.13
     2003                           14,731.00         11.16      164,396         -        0.80        48.47

     Van Kampen UIF Fixed Income
     2007                           69,983.09         14.85    1,039,390      3.60        0.80         4.61
     2006                           70,668.18         14.20    1,003,317      4.09        0.80         2.90
     2005                           73,808.50         13.80    1,018,357      3.60        0.80         3.38
     2004                           74,894.51         13.35      999,553      3.73        0.80         3.53
     2003                           82,419.81         12.89    1,062,452      0.06        0.80         3.80

     Van Kampen UIF High Yield
     2007                           24,609.32         12.21      300,575      8.76        0.80         3.18
     2006                           26,020.28         11.84      308,017      8.32        0.80         7.75
     2005                           30,302.04         10.99      332,894      7.49        0.80         0.25
     2004                           32,488.13         10.96      356,026      6.10        0.80         8.61
     2003                           34,115.83         10.09      344,249         -        0.80        24.70




6. Financial Highlights (continued)

                                                                                      Expenses as
                                                                Total      nvestment a Percentage
                                 Accumulation  Accumulation   Subaccount  I Income    of Average     Total
             Subaccount             Units       Unit Value      Value       Ratio*   Net Assets**  Return***
     ----------------------------------------------------------------------------------------------------------

     Van Kampen UIF
        International Magnum
     2007                           32,688.56     $  16.93    $  553,409      1.48%       0.80%       13.67%
     2006                           35,160.99        14.89       523,664      0.09        0.80        24.13
     2005                           31,717.11        12.00       380,540      1.24        0.80        10.18
     2004                           30,540.36        10.89       332,566      2.92        0.80        16.45
     2003                           24,461.59         9.35       228,753      0.13        0.80        26.40

       * These amounts represent the dividends, excluding distributions or capital gains, received by the subaccount from the underlying portfolios, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying portfolios in which the subaccounts invest.

       ** These ratios represent the annualized contract expenses of each subaccount, consisting primarily of mortality and expense and administrative expense charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units are excluded.

       *** These amounts represent the total return for the year for each subaccount as a whole, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. An individual owner's return may vary based on the timing of the individual's capital transactions.


7. Event (Unaudited) Subsequent to the Date of the Report of Independent Public Accounting Firm

On June 13, 2008, the board of directors of Transamerica Occidental Life Insurance Company approved the merger of Transamerica Occidental Life Insurance Company into Transamerica Life Insurance Company (TLIC), an affiliated company, subject to regulatory approval. It is anticipated the merger will occur on October 1, 2008. As a result of the merger, TLIC will assume ownership of all assets, and responsibility for all liabilities of Transamerica Occidental Life Insurance Company, including those of the separate accounts.

Part C:  Other Information

Item 26:  Exhibits

           (a) (i) Certified copy of Resolutions of the Board of Directors of the Company of December 6, 1996 establishing the Transamerica Occidental Life Separate Account VUL-2. 1/ 3/

                  (ii) Consent of Board of Directors-Merger. 8/

                  (iii) Resolution of the Board of Directors of Transamerica Life Insurance Company for the name change of the separate account. 8/

           (b) Custodian Agreements: Not Applicable.

           (c) (i) Form of Distribution Agreement between Transamerica Securities Sales Corporation and Transamerica Occidental Life Insurance Company. 1/ 3/

                  (ii) Form of Sales Agreement between Transamerica Life Companies, Transamerica Securities Sales Corporation and Broker-Dealers. 1/ 3/

           (d) Forms of Policy and Policy riders. 1/ 2/ 3/

           (e) Form of Application. 1/ 3/

           (f) (i) Certificate of Incorporation of Transamerica Life Insurance Company. 7/

                  (ii) By-Laws of Transamerica Life Insurance Company. 7/

           (g)    Reinsurance Contracts. 6/

           (h) Form of Participation Agreement between: Transamerica Occidental Life Insurance Company and:

                  (a) re The Alger American Fund 1/ 3/
                  (b) re Alliance Variable Products Series Fund, Inc. 1/ 3/ (c) re Dreyfus Variable Investment Fund 1/ 3/ (d) re Janus Aspen Series 1/ 3/ (e) re MFS Variable Insurance Trust 1/ 3/ (f) re Morgan Stanley Universal Funds, Inc. 1/ 3/ (g) re OCC Accumulation Trust 1/ 3/ (h) re Transamerica Variable Insurance Fund, Inc. 1/ 3/ 5/ (i) re PIMCO Variable Insurance Trust 4/

           (i) Administrative Agreements between Transamerica Occidental Life Insurance Company and First Allmerica Financial Life Insurance Company. 1/ 3/

           (j)    Other Material Contracts:  Not Applicable

(k) Opinion of Counsel 8/

(l) Actuarial Opinion 6/

(m)      Calculation:  Not Applicable

           (n) Consent of Independent Registered Public Accounting Firm 8/

           (o)    Omitted Financial Statements:  Not Applicable

(p)      Initial Capital Agreements:  Not Applicable

           (q)    Redeemability Exemption.  1/ 3/

           (r) Powers of Attorney 8/

1/ Incorporated herein by reference to the initial filing of Registration Statement (File No. 333-63215) on September 10, 1998.

2/ Incorporated by reference to Pre-Effective Amendment No. 2 of Registration Statement (File No. 333-63215) on January 15, 1999.

3/ Incorporated by reference to Pre-Effective Amendment No. 3 of Registration Statement (File No. 333-63215) on February 1, 1999.

4/ Incorporated by reference to Post-Effective Amendment No. 3 of Registration Statement (File No. 333-63215) on October 1, 1999.

5/ Incorporated by reference to Post Effective Amendment No. 5 of Registration Statement (File No. 333-63215) on April 26, 2001.

6/ Incorporated by reference to Post Effective Amendment No. 8 of Registration Statement (File No. 333-63215) on April 29, 2003.

7/ Incorporated by reference to Initial Filing of Form N-4 Registration Statement dated June 11, 2001 (File No. 333-62738).

8/   Filed Herewith.


Item 27.  Directors and Officers of the Depositor.

                       DIRECTORS AND PRINCIPAL OFFICERS OF
                       TRANSAMERICA LIFE INSURANCE COMPANY

Name                            Principal Business Address      Position and Offices with Depositor
Kenneth Kilbane                              (2)                Chairman of the Board
Mark W. Mullin                               (1)                Director and Chief Executive Officer
Arthur C. Schneider                          (1)                Director, Chief Tax Officer and Senior Vice President
Craig D. Vermie                              (1)                Director, Senior Vice President, Secretary and
                                                                General Counsel
Eric J. Martin                               (1)                Vice President and Corporate Controller
Brenda K. Clancy                             (1)                Director and President
Darryl D. Button                             (1)                Senior Vice President and Chief Financial Officer

Located at:

(1) 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001 (2) 1150 South Olive Street, Los Angeles, CA 90015

Item 28. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

Registrant is a separate account controlled by the Contract Owners, and is not controlled by or under common control with any other person. The Company, the Fund's Investment Adviser, may be deemed to be in control of the Fund, and the Company and Transamerica Investment Services, Inc., may be deemed to be controlled by their parent, Transamerica Corporation, a subsidiary of AEGON N.V.

The following chart indicates the persons controlled by or under common control with Transamerica.

Name                          Jurisdiction of   Percent of Voting Securities   Business
                              Incorporation     Owned
Academy Alliance Holdings          Canada       100% Creditor Resources, Inc.  Holding company
Inc.
Academy Alliance Insurance         Canada       100% Creditor Resources, Inc.  Insurance
Inc.
ADB Corporation, L.L.C.           Delaware      100% AUSA Holding Company      Special purpose limited Liability
                                                                               company
AEGON Alliances, Inc.             Virginia      100% Benefit Plans, Inc.       Insurance company marketing support
AEGON Asset Management            Delaware      100% AUSA Holding Co.          Registered investment advisor
Services, Inc.
AEGON Assignment Corporation      Illinois      100% AEGON Financial           Administrator of structured settlements
                                                Services Group, Inc.
AEGON Assignment                  Kentucky      100% AEGON Financial           Administrator of structured settlements
Corporation of Kentucky                         Services Group, Inc.
AEGON Canada Inc. ("ACI")          Canada       100% TIHI                      Holding company
AEGON Capital Management,          Canada       100% AEGON Canada Inc.         Portfolio management
Inc.                                                                           company/investment advisor
AEGON Dealer Services              Canada       100% National Financial        Mutual fund dealership
Canada, Inc.                                    Corporation
AEGON Derivatives N.V.          Netherlands     100% AEGON N.V.                Holding company
AEGON Direct Marketing            Maryland      Monumental Life Insurance      Marketing company
Services, Inc.4                                 Company owns 103,324 shares;
                                                Commonwealth General
                                                Corporation owns 37,161
                                                shares
AEGON Direct Marketing           Australia      100% Transamerica Direct       Marketing/operations company
Services Australia Pty Ltd.                     Marketing Asia Pacific Pty
                                                Ltd.
AEGON Direct Marketing             Brazil       749,000 quota shares owned     Brokerage company
Services e Corretora de                         by AEGON DMS Holding B.V.; 1
Seguros Ltda.                                   quota share owned by AEGON
                                                International B.V.
AEGON Direct Marketing         United Kingdom   100% Cornerstone               Marketing
Services Europe Ltd.                            International Holdings, Ltd.
AEGON Direct Marketing             China        100% AEGON DMS Holding B.V.    Provide consulting services ancillary
Services Hong Kong Limited                                                     to the marketing of insurance products
                                                                               overseas.
AEGON Direct Marketing             Japan        100% AEGON DMS Holding B.V.    Marketing company
Services Japan K.K.
AEGON Direct Marketing             Korea        100% AEGON DMS Holding B.V.    Provide consulting services ancillary
Services Korea Co., Ltd.                                                       to the marketing of insurance products
                                                                               overseas.
AEGON Direct Marketing             Mexico       100% AEGON DMS Holding B.V.    Provide management advisory and
Services Mexico, S.A. de                                                       technical consultancy services.
C.V.
AEGON Direct Marketing             Mexico       100% AEGON DMS Holding B.V.     Provide marketing, trading,
Services Mexico Servicios,                                                     telemarketing and advertising services
S.A. de C.V.                                                                   in favor of any third party,
                                                                               particularly in favor of insurance and
                                                                               reinsurance companies.
AEGON Direct Marketing             Taiwan       100% AEGON DMS Holding B.V.    Authorized business:  Enterprise
Services, Inc.                                                                 management consultancy, credit
                                                                               investigation services, to engage in
                                                                               business not prohibited or restricted
                                                                               under any law of R.O.C., except
                                                                               business requiring special permission
                                                                               of government
AEGON Direct Marketing            Thailand      93% Transamerica               Marketing of insurance products in
Services (Thailand) Ltd.                        International Direct           Thailand
                                                Marketing Consultants, LLC;
                                                remaining 7% held by various
                                                AEGON employees
AEGON DMS Holding B.V.          Netherlands     100% AEGON International N.V.  Holding company
AEGON Financial Services         Minnesota      100% Transamerica Life         Marketing
Group, Inc.                                     Insurance Co.
AEGON Fund Management, Inc.        Canada       100% AEGON Canada Inc.         Mutual fund manager
AEGON Funding Corp.               Delaware      100% AEGON USA, Inc.           Issue debt securities-net proceeds
                                                                               used to make loans to affiliates
AEGON Institutional               Delaware      100% Commonwealth General      Provider of investment, marketing and
Markets, Inc.                                   Corporation                    administrative services to insurance
                                                                               companies
AEGON International B.V.        Netherlands     100% AEGON N.V.                Holding company
AEGON Ireland Services            Ireland       100% AEGON Ireland Holding     Provides the services of staff and
Limited                                         B.V.                           vendors to AEGON Financial Assurance
                                                                               Ireland, Limited and AEGON Global
                                                                               Institutional Markets, PLC
AEGON Life Insurance Agency        Taiwan       100% AEGON Direct Marketing    Life insurance
                                                Services, Inc.  (Taiwan)
AEGON Managed Enhanced            Delaware      Members:  Transamerica Life    Investment vehicle for securities
Cash, LLC                                       Insurance Company (42.54%);    lending cash collateral
                                                Transamerica Occidental Life
                                                Insurance Company (21.38%);
                                                Monumental Life Insurance
                                                Company (20.54%); Life
                                                Investors Insurance Company
                                                of America (15.54%)
AEGON Management Company          Indiana       100% AEGON U.S. Holding        Holding company
                                                Corporation
AEGON Direct Marketing             Brazil       749,000 quotes shares owned    Brokerage company
Services e Corretora de                         by AEGON DMS Holding B.V.; 1
Seguros de Vida Ltda.                           quota share owned by AEGON
                                                International N.V.
AEGON N.V.                      Netherlands     22.238% of Vereniging AEGON    Holding company
                                                Netherlands Membership
                                                Association
AEGON Nederland N.V.            Netherlands     100% AEGON N.V.                Holding company
AEGON Nevak Holding B.V.        Netherlands     100% AEGON N.V.                Holding company
AEGON Structured                  Kentucky      100% Commonwealth General      Administers structured settlements of
Settlements, Inc.                               Corporation                    plaintiff's physical injury claims
                                                                               against property and casualty
                                                                               insurance companies
AEGON U.S. Corporation              Iowa        AEGON U.S. Holding             Holding company
                                                Corporation owns 12,962
                                                shares; AEGON USA, Inc. owns
                                                3,238 shares
AEGON U.S. Holding                Delaware      1056 shares of Common Stock    Holding company
Corporation                                     owned by Transamerica Corp.;
                                                225 shares of Series A
                                                Voting Preferred Stock owned
                                                by Transamerica
                                                Corporation
AEGON USA Investment                Iowa        100% AEGON USA, Inc.           Investment advisor
Management, LLC
AEGON USA Real Estate             Delaware      100% AEGON USA Realty          Real estate and mortgage holding
Services, Inc.                                  Advisors, Inc.                 company
AEGON USA Realty Advisors,          Iowa        100% AUSA Holding Co,          Administrative and investment services
Inc.
AEGON USA Travel and                Iowa        100% Money Services, Inc.      Travel and conference services
Conference Services LLC
AEGON USA, Inc.                     Iowa        10 shares Series A Preferred   Holding company
                                                Stock owned by AEGON U.S
                                                Holding Corporation; 150,000
                                                shares of Class B Non-Voting
                                                Stock owned by AEGON U.S.
                                                Corporation; 120 shares
                                                Voting Common Stock owned by
                                                AEGON U.S Corporation
AEGON/Transamerica Series         Delaware      100% AEGON/Transamerica Fund   Mutual fund
Trust                                           Advisors, Inc.
AFSG Securities Corporation     Pennsylvania    100% Commonwealth General      Inactive
                                                Corporation
ALH Properties Eight LLC          Delaware      100% FGH USA LLC               Real estate
ALH Properties Eleven LLC         Delaware      100% FGH USA LLC               Real estate
ALH Properties Fifteen LLC        Delaware      100% FGH USA LLC               Real estate
ALH Properties Five LLC           Delaware      100% FGH USA LLC               Real estate
ALH Properties Four LLC           Delaware      100% FGH USA LLC               Real estate
ALH Properties Nine LLC           Delaware      100% FGH USA LLC               Real estate
ALH Properties Seven LLC          Delaware      100% FGH USA LLC               Real estate
ALH Properties Seventeen LLC      Delaware      100% FGH USA LLC               Real estate
ALH Properties Sixteen LLC        Delaware      100% FGH USA LLC               Real estate
ALH Properties Ten LLC            Delaware      100% FGH USA LLC               Real estate
ALH Properties Twelve LLC         Delaware      100% FGH USA LLC               Real estate
ALH Properties Two LLC            Delaware      100% FGH USA LLC               Real estate
American Bond Services LLC          Iowa        100% Transamerica Life         Limited liability company
                                                Insurance Company (sole
                                                member)
Ampac, Inc.                        Texas        100% Academy Insurance         Managing general agent
                                                Group, Inc.
Apple Partners of Iowa LLC          Iowa        Member:  Monumental Life       Hold title on Trustee's Deeds on
                                                Insurance Company              secured property
ARC Reinsurance Corporation        Hawaii       100% Transamerica Corp,        Property & Casualty Insurance
ARV Pacific Villas, A            California     General Partners -             Property
California Limited                              Transamerica Affordable
Partnership                                     Housing, Inc. (0.5%);
                                                Non-Affiliate of AEGON,
                                                Jamboree Housing Corp.
                                                (0.5%). Limited Partner: TOLIC
                                                (99%)
Asia Investments Holdings,       Hong Kong      99% TOLIC                      Holding company
Limited
AUSA Holding Company              Maryland      100% AEGON USA, Inc.           Holding company
AUSACAN LP                         Canada       General Partner - AUSA         Inter-company lending and general
                                                Holding Co. (1%); Limited      business
                                                Partner - First AUSA Life
                                                Insurance Company (99%)
Bankers Financial Life Ins.       Arizona       Class B Common stock is        Insurance
Co.                                             allocated 75% of total
                                                cumulative vote - AEGON USA,
                                                Inc. Class A Common stock (100%
                                                owned by non-AEGON shareholders)
                                                is allocated 25% of total
                                                cumulative vote.
Bay Area Community               California     70% LIICA; 30% Monumental      Investments in low income housing tax
Investments I, LLC                              Life Insurance Company         credit properties
Bay State Community               Delaware      100% Monumental Life           Investments in low income housing tax
Investments I, LLC                              Insurance Company              credit properties
Bay State Community               Delaware      100% Monumental Life           Investments in low income housing tax
Investments II, LLC                             Insurance Company              credit properties
Beijing Dafu Insurance            Peoples       10% owned by WFG China         Insurance Agency
Agency Co. Ltd.                 Republic of     Holdings, Inc.; 90% owned by
                                   China        private individual
                                                (non-AEGON associated), Chen
                                                Jun
Canadian Premier Holdings          Canada       100% AEGON DMS Holding B.V.    Holding company
Ltd.
Canadian Premier Life              Canada       100% Canadian Premier          Insurance company
Insurance Company                               Holdings Ltd.
Capital General Development Delaware 2.64 shares of common stock Holding company
Corporation owned by AEGON USA, Inc.;
                                                18.79 shares of common stock
                                                owned by Commonwealth
                                                General Corporation
CBC Insurance Revenue             Delaware      100% Clark Consulting, Inc.    Special purpose
Securitization, LLC
Clark/Bardes (Bermuda) Ltd.       Bermuda       100% Clark, Inc.               Insurance agency
Clark, Inc.                       Delaware      100% AUSA Holding Company      Holding company
Clark Consulting, Inc.            Delaware      100% Clark, Inc.               Financial consulting firm
Clark Investment                  Delaware      100% Clark Consulting, Inc.    Registered investment advisor
Strategies, inc.
Clark Securities, Inc.           California     100% Clark Consulting, Inc.    Broker-Dealer
COLI Insurance Agency, Inc.      California     100% Clark Consulting, Inc.    Inactive
Commonwealth General              Delaware      AEGON U.S. Corporation owns    Holding company
Corporation ("CGC")                             100 shares; AEGON USA, Inc.
                                                owns 5 shares
Consumer Membership                Canada       100% Canadian Premier          Marketing of credit card protection
Services Canada Inc.                            Holdings Ltd.                  membership services in Canada
Cornerstone International            UK         100% AEGON DMS Holding B.V.    Holding company
Holdings Ltd.
CRC Creditor Resources             Canada       100% Creditor Resources, Inc.  Insurance agency
Canadian Dealer Network Inc.
CRG Fiduciary Services, Inc.     California     100% Clark Consulting, Inc.    Inactive
CRG Insurance Agency, Inc.       California     100% Clark Consulting, Inc.    Insurance agency
Creditor Resources, Inc.          Michigan      100% AUSA Holding Co.          Credit insurance
CRI Canada Inc.                    Canada       100% Creditor Resources, Inc.  Holding company
CRI Credit Group Services          Canada       100% Creditor Resources, Inc.  Holding company
Inc.
CRI Systems, Inc.                 Maryland      100% Creditor Resources, Inc.  Technology
Diversified Actuarial          Massachusetts    100% Diversified Investment    Employee benefit and actuarial
Services, Inc.                                  Advisors, Inc.                 consulting
Diversified Investment            Delaware      100% AUSA Holding Co.          Registered investment advisor
Advisors, Inc.
Diversified Investors             Delaware      100% Diversified Investment    Broker-Dealer
Securities Corp.                                Advisors, Inc.
ECB Insurance Agency, Inc.       California     100% Clark Consulting, Inc.    Inactive
Edgewood IP, LLC                    Iowa        100% TOLIC                     Limited liability company
Executive Benefit Services,      California     100% Clark Consulting, Inc.    Inactive
Inc.
FGH Eastern Region LLC            Delaware      100% FGH USA LLC               Real estate
FGH Realty Credit LLC             Delaware      100% FGH Eastern Region LLC    Real estate
FGH USA LLC                       Delaware      100% RCC North America LLC     Real estate
FGP 90 West Street LLC            Delaware      100% FGH USA LLC               Real estate
FGP Burkewood, Inc.               Delaware      100% FGH USA LLC               Real estate
FGP Bush Terminal, Inc.           Delaware      100% FGH Realty Credit LLC     Real estate
FGP Franklin LLC.                 Delaware      100% FGH USA LLC               Real estate
FGP Herald Center, Inc.           Delaware      100% FGH USA LLC               Real estate
FGP Heritage Square, Inc.         Delaware      100% FGH USA LLC               Real estate
FGP Islandia, Inc.                Delaware      100% FGH USA LLC               Real estate
FGP Merrick, Inc.                 Delaware      100% FGH USA LLC               Real estate
FGP West 32nd Street, Inc.        Delaware      100% FGH USA LLC               Real estate
FGP West Mezzanine LLC            Delaware      100% FGH USA LLC               Real estate
FGP West Street LLC               Delaware      100% FGH USA LLC               Real estate
FGP West Street Two LLC           Delaware      100% FGH USA LLC               Real estate
Fifth FGP LLC                     Delaware      100% FGH USA LLC               Real estate
Financial Planning              District of     100% Commonwealth General      Special-purpose subsidiary
Services, Inc.                    Columbia      Corporation
Financial Resources                Texas        100% owned by Dan Trivers,     Retail sale of securities products
Insurance Agency of Texas                       VP & Director of Operations
                                                of Transamerica Financial
                                                Advisors, Inc., to comply
                                                with Texas insurance law
First FGP LLC                     Delaware      100% FGH USA LLC               Real estate
Flashdance, LLC                   New York      100% Transamerica Occidental   Broadway production
                                                Life Insurance Company
Fourth & Market Funding, LLC      Delaware      100% Commonwealth General      Investments
                                                Corporation
Fourth FGP LLC                    Delaware      100% FGH USA LLC               Real estate
Garnet Assurance Corporation      Kentucky      100% Life Investors            Investments
                                                Insurance Company of America
Garnet Assurance                    Iowa        100% Monumental Life           Business investments
Corporation II                                  Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments, LLC                                Insurance Company
Garnet Community                  Delaware      100% Life Investors            Securities
Investments I, LLC                              Insurance Company of America
Garnet Community                  Delaware      100% Monumental Life           Securities
Investments II, LLC                             Insurance Company
Garnet Community                  Delaware      100% Transamerica Occidental   Business investments
Investments III, LLC                            Life Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments IV, LLC                             Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments V, LLC                              Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments VI, LLC                             Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments VII, LLC                            Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments VIII, LLC                           Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments IX, LLC                             Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments X, LLC                              Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments XI, LLC                             Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments XII, LLC                            Insurance Company
Garnet LIHTC Fund I, LLC          Delaware      Members:  Garnet Community     Investments
                                                Investments I, LLC (0.01%);
                                                Goldenrod Asset Management,
                                                Inc.--a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund II, LLC         Delaware      Members:  Garnet Community     Investments
                                                Investments II, LLC (0.01%);
                                                Metropolitan Life Insurance
                                                Company, a non-AEGON
                                                affiliate (99.99%)
Garnet LIHTC Fund III, LLC        Delaware      Members:  Garnet Community     Investments
                                                Investments III, LLC
                                                (0.01%); Jefferson-Pilot
                                                Life Insurance Company, a
                                                non-AEGON affiliate (99.99%)
Garnet LIHTC Fund IV, LLC         Delaware      Members:  Garnet Community     Investments
                                                Investments IV, LLC (0.01%);
                                                Goldenrod Asset Management,
                                                Inc., a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund V, LLC          Delaware      Members:  Garnet Community     Investments
                                                Investments V, LLC (0.01%);
                                                Lease Plan North America,
                                                Inc., a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund VI, LLC         Delaware      Members:  Garnet Community     Investments
                                                Investments VI, LLC (0.01%);
                                                Pydna Corporation, a
                                                non-AEGON affiliate (99.99%)
Garnet LIHTC Fund VII, LLC        Delaware      Members:  Garnet Community     Investments
                                                Investments VII, LLC
                                                (0.01%); Washington Mutual
                                                Bank, a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund VIII, LLC       Delaware      Members:  Garnet Community     Investments
                                                Investments VIII, LLC
                                                (0.01%); Washington Mutual
                                                Bank, a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund IX, LLC         Delaware      Members:  Garnet Community     Investments
                                                Investments IX, LLC (0.01%);
                                                Bank of America, N.A., a
                                                non-AEGON affiliate (99.99%)
Garnet LIHTC Fund X, LLC          Delaware      Members:  Garnet Community     Investments
                                                Investments X, LLC (0.01%);
                                                Goldenrod Asset Management,
                                                a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund XI, LLC         Delaware      100% Garnet Community          Investments
                                                Investments XI, LLC
Garnet LIHTC Fund XII, LLC        Delaware      Garnet Community Investments   Investments
                                                XII, LLC (.01%); and the
                                                following non-AEGON
                                                affiliates: Bank of America,
                                                N.A.( 73.39%); Washington
                                                Mutual Bank (13.30%);
                                                NorLease, Inc. (13.30%)
Garnet LIHTC Fund XII-A, LLC      Delaware      Garnet Community Investments   Investments
                                                XII, LLC (.01%); Bank of
                                                America, N.A., a non-AEGON
                                                affiliate (99.99%)
Garnet                                          LIHTC Fund XII-B, LLC Delaware
                                                Garnet Community Investments
                                                Investments XII, LLC (.01%);
                                                Washington Mutual Bank, a
                                                non-AEGON affiliate (99.99%)
Garnet LIHTC Fund XII-C, LLC      Delaware      Garnet Community Investments   Investments
                                                XII, LLC (.01%); NorLease,
                                                Inc., a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund XIII, LLC       Delaware      Members:  Garnet Community     Investments
                                                Investments, LLC (0.01%);
                                                Washington Mutual Bank, a
                                                non-AEGON affiliate
                                                (68.10%); Norlease, Inc., a
                                                non-AEGON affiliate (31.89%)
Garnet LIHTC Fund XIII-A,         Delaware      Members:  Garnet Community     Investments
LLC                                             Investments, LLC (0.01%);
                                                Washington Mutual Bank, a
                                                non-AEGON affiliate (99.99%)
Garnet LIHTC Fund XIII-B,         Delaware      Members:  Garnet Community     Investments
LLC                                             Investments, LLC (0.01%);
                                                Norlease, Inc., a non-AEGON
                                                affiliate (99.99%)
Garnet LIHTC Fund XIV, LLC        Delaware      100% Garnet Community          Investments
                                                Investments, LLC
Garnet LIHTC Fund XV, LLC         Delaware      100% Garnet Community          Investments
                                                Investments, LLC
Garnet LIHTC Fund XVI, LLC        Delaware      100% Garnet Community          Investments
                                                Investments, LLC
Garnet LIHTC Fund XVII, LLC       Delaware      100% Garnet Community          Investments
                                                Investments, LLC
Gemini Investments, Inc.          Delaware      100% TLIC                      Investment subsidiary
Global Preferred Re Limited       Bermuda       100% GPRE Acquisition Corp.    Reinsurance
Global Premier Reinsurance     British Virgin   100% Commonwealth General      Reinsurance company
Company, Ltd.                                   Corporation
GPRE Acquisition Corp.            Delaware      100% AEGON N.V.                Acquisition company
Hott Feet Development LLC         New York      100% Transamerica Occidental   Broadway production
                                                Life Insurance Company
In the Pocket LLC                 New York      100% Transamerica Occidental   Broadway production
                                                Life Insurance Company
Innergy Lending, LLC              Delaware      50% World Financial Group,     Lending
                                                Inc.; 50% ComUnity Lending,
                                                Inc.(non-AEGON entity)
InterSecurities, Inc.             Delaware      100% AUSA Holding Co.          Broker-Dealer
Investors Warranty of               Iowa        100% AUSA Holding Co.          Leases business equipment
America, Inc.
Iowa Fidelity Life                Arizona       Ordinary common stock is       Insurance
Insurance Co.                                   allowed 60% of total
                                                cumulative vote - AEGON USA,
                                                Inc. Participating common stock
                                                (100% owned by non-AEGON
                                                shareholders) is allowed 40% of
                                                total cumulative vote.
JMH Operating Company, Inc.     Mississippi     100% Monumental Life           Real estate holdings
                                                Insurance Company
Legacy General Insurance           Canada       100% Canadian Premier          Insurance company
Company                                         Holdings Ltd.
Life Investors Alliance, LLC      Delaware      100% LIICA                     Purchase, own, and hold the equity
                                                                               interest of other entities
Life Investors Financial            Iowa        100% AUSA Holding Company      Special-purpose subsidiary
Group, Inc.
Life Investors Insurance            Iowa        679,802 shares Common Stock    Insurance
Company of America                              owned by AEGON USA, Inc.;
                                                504,033 shares Series A
                                                Preferred Stock owned by
                                                AEGON USA, Inc.
LIICA Holdings, LLC               Delaware      Sole Member:  Life Investors   To form and capitalize LIICA Re I, Inc.
                                                Insurance Company of America
LIICA Re I, Inc.                  Vermont       100% LIICA Holdings, LLC       Captive insurance company
LIICA Re II, Inc.                 Vermont       100% Life Investors            Captive insurance company
                                                Insurance Company of America
Massachusetts Fidelity              Iowa        100% AUSA Holding Co.          Trust company
Trust Co.
Merrill Lynch Life                Arkansas      100% AEGON USA, Inc.           Insurance company
Insurance Company
ML Life Insurance Company         New York      100% AEGON USA, Inc.           Insurance company
of New York
Money Concepts (Canada)            Canada       100% National Financial        Financial services, marketing and
Limited                                         Corporation                    distribution
Money Services, Inc.              Delaware      100% AUSA Holding Co.          Provides financial counseling for
                                                                               employees and agents of affiliated
                                                                               companies
Monumental General                Maryland      100% Monumental General        Provides management services to
Administrators, Inc.                            Insurance Group, Inc.          unaffiliated third party administrator
Monumental General                Maryland      100% AUSA Holding Co.          Holding company
Insurance Group, Inc.
Monumental Life Insurance           Iowa        99.72% Capital General         Insurance Company
Company                                         Development Corporation;
                                                .28% Commonwealth General
                                                Corporation
nVISION Financial, Inc.             Iowa        100% AUSA Holding Company      Special-purpose subsidiary
National Association              Maryland      100% Monumental General        Provides actuarial consulting services
Management and Consultant                       Administrators, Inc.
Services, Inc.
National Financial                 Canada       100% AEGON Canada, Inc.        Holding company
Corporation
National Financial                 Canada       100% 1488207 Ontario Limited   Insurance agency
Insurance Agency, Inc.
NEF Investment Company           California     100% TOLIC                     Real estate development
New Markets Community               Iowa        50% AEGON Institutional        Community development entity
Investment Fund, LLC                            Markets, Inc.; 50% AEGON USA
                                                Realty Advisors, Inc.
Penco, Inc.                         Ohio        100% AUSA Holding Company      Record keeping
Pensaprima, Inc.                    Iowa        100% AEGON USA Realty          Investments
                                                Advisors, Inc.
Peoples Benefit Services,       Pennsylvania    100% Stonebridge Life          Special-purpose subsidiary
Inc.                                            Insurance Company
Pine Falls Re, Inc.               Vermont       100% Stonebridge Life          Captive insurance company
                                                Insurance Company
Premier Solutions Group,          Maryland      100% Creditor Resources, Inc.  Sales of reinsurance and credit
Inc.                                                                           insurance
Primus Guaranty, Ltd.             Bermuda       Partners are:  Transamerica    Provides protection from default risk
                                                Life Insurance Company         of investment grade corporate and
                                                (13.1%) and non-affiliates     sovereign issues of financial
                                                of AEGON:  XL Capital, Ltd.    obligations.
                                                (34.7%); CalPERS/PCG Corporate
                                                Partners Fund, LLC (13.0%);
                                                Radian Group (11.1%). The
                                                remaining 28.1% of stock is
                                                publicly owned.
Prisma Holdings, Inc. I           Delaware      100% AUSA Holding Co.          Holding company
Prisma Holdings, Inc. II          Delaware      100% AUSA Holding Co.          Holding company
Pyramid Insurance Company,         Hawaii       100% Transamerica Corp.        Property & Casualty Insurance
Ltd.
Quantitative Data                 Delaware      100% TOLIC                     Special purpose corporation
Solutions, LLC
RCC North America LLC             Delaware      100% AEGON USA, Inc.           Real estate
Real Estate Alternatives          Delaware      Members:  38.356%              Real estate alternatives investment
Portfolio 1 LLC                                 Transamerica Life Insurance
                                                Co.; 34.247% TOLIC; 18.356%
                                                LIICA; 6.301% Monumental
                                                Life Insurance Co.; 2.74%
                                                Transamerica Financial Life
                                                Insurance Co.
Real Estate Alternatives          Delaware      Members: 59.5% Transamerica    Real estate alternatives investment
Portfolio 2 LLC                                 Life Insurance Co.; 30.75%
                                                TOLIC; 22.25%; Transamerica
                                                Financial Life Insurance
                                                Co.; 2.25% Stonebridge Life
                                                Insurance Co.
Real Estate Alternatives          Delaware      Members:  30.4% Transamerica   Real estate alternatives investment
Portfolio 3 LLC                                 Life Insurance Company.; 23%
                                                Transamerica Occidental Life
                                                Insurance Company; 1%
                                                Stonebridge Life Insurance
                                                Company; 11% Life Investors
                                                Insurance Company of
                                                America; 19% Monumental Life
                                                Insurance Company
Real Estate Alternatives          Delaware      33.4% owned by Life            Real estate alternatives investment
Portfolio 3A, Inc.                              Investors Insurance Company
                                                of America; 10% owned by
                                                Transamerica Occidental Life
                                                Insurance Company; 41.4%
                                                owned by Monumental Life
                                                Insurance Company; 9.4%
                                                owned by Transamerica
                                                Financial Life Insurance
                                                Company; 1% owned by
                                                Stonebridge Life Insurance
                                                Company
Real Estate Alternatives          Delaware      34% owned by Transamerica      Investment vehicle for alternative
Portfolio 4 HR, LLC                             Life Insurance Company; 30%    real estate investments that are
                                                owned by Transamerica
                                                established annually for our
                                                Occidental Life Insurance
                                                affiliated companies common
                                                investment Company; 32% owned by
                                                Monumental Life Insurance
                                                Company; 4% owned by
                                                Transamerica Financial Life
                                                Insurance Company
Real Estate Alternatives          Delaware      34% owned by Transamerica      Investment vehicle for alternative
Portfolio 4 MR, LLC                             Life Insurance Company; 30%    real estate investments that are
                                                owned by Transamerica
                                                established annually for our
                                                Occidental Life Insurance
                                                affiliated companies common
                                                investment Company; 32% owned by
                                                Monumental Life Insurance
                                                Company; 4% owned by
                                                Transamerica Financial Life
                                                Insurance Company
Real Estate Alternatives          Delaware      Manager:  AEGON USA Realty     Real estate investments
Portfolio 5 NR, LLC                             Advisors, Inc.
Real Estate Alternatives          Delaware      Manager:  AEGON USA Realty     Real estate investments
Portfolio 5 RE, LLC                             Advisors, Inc.
Realty Information Systems,         Iowa        100% AEGON USA Realty          Information Systems for real estate
Inc.                                            Advisors, Inc.                 investment management
Retirement Project Oakmont           CA         General Partners:              Senior living apartment complex
                                                Transamerica International
                                                Holdings, Inc. ; TOLIC;
                                                Transamerica Oakmont
                                                Retirement Associates, a CA
                                                limited partnership.
                                                Co-General Partners of
                                                Transamerica Oakmont
                                                Retirement Associates are
                                                Transamerica Oakmont Corp.
                                                and Transamerica Products I
                                                (Administrative General
                                                Partner).
River Ridge Insurance             Vermont       100% AEGON Management Company  Captive insurance company
Company
Second FGP LLC                    Delaware      100% FGH USA LLC               Real estate
Selient Inc.                       Canada       100% Canadian Premier          Application service provider providing
                                                Holdings Ltd.                  loan origination platforms to Canadian
                                                                               credit unions.
Seventh FGP LLC                   Delaware      100% FGH USA LLC               Real estate
Short Hills Management           New Jersey     100% AEGON U.S. Holding        Holding company
Company                                         Corporation
Southwest Equity Life Ins.        Arizona       Voting common stock is         Insurance
Co.                                             allocated 75% of total
                                                cumulative vote - AEGON USA,
                                                Inc. Participating Common stock
                                                (100% owned by non-AEGON
                                                shareholders) is allocated 25%
                                                of total cumulative vote.
Stonebridge Benefit               Delaware      100% Commonwealth General      Health discount plan
Services, Inc.                                  Corporation
Stonebridge Casualty                Ohio        100% AEGON USA, Inc.           Insurance company
Insurance Company
Stonebridge Group, Inc.           Delaware      100% Commonwealth General      General purpose corporation
                                                Corporation
Stonebridge International            UK         100% Cornerstone               General insurance company
Insurance Ltd.                                  International Holdings Ltd.
Stonebridge Life Insurance        Vermont       100% Commonwealth General      Insurance company
Company                                         Corporation
Stonebridge Reinsurance           Vermont       100% Stonebridge Life          Captive insurance company
Company                                         Insurance Company
TA Air XI, Corp.                  Delaware      100% TCFC Air Holdings, Inc.   Special purpose corporation
TAH-MCD IV, LLC                     Iowa        100% Transamerica Affordable   Serve as the general partner for
                                                Housing, Inc.                  McDonald Corporate Tax Credit Fund IV
                                                                               Limited Partnership
TBK Insurance Agency of             Ohio        500 shares non-voting common   Variable insurance contract sales in
Ohio, Inc.                                      stock owned by Transamerica    state of Ohio
                                                Financial Advisors, Inc.; 1
                                                share voting common stock
                                                owned by James Krost
TCF Asset Management              Colorado      100% TCFC Asset Holdings,      A depository for foreclosed real and
Corporation                                     Inc.                           personal property
TCFC Air Holdings, Inc.           Delaware      100% Transamerica Commercial   Holding company
                                                Finance Corporation, Inc.
TCFC Asset Holdings, Inc.         Delaware      100% Transamerica Commercial   Holding company
                                                Finance Corporation, Inc.
TCFC Employment, Inc.             Delaware      100% Transamerica Commercial   Used for payroll for employees at TFC
                                                Finance Corporation, Inc
The AEGON Trust Advisory          Delaware      AEGON International B.V.       Voting Trust
Board:    Donald J.
Shepard, Joseph B.M.
Streppel, Alexander R.
Wynaendts, and Craig D.
Vermie
The RCC Group, Inc.               Delaware      100% FGH USA LLC               Real estate
TIHI Mexico, S. de R.L. de         Mexico       95% TIHI; 5% TOLIC             To render and receive all kind of
C.V.                                                                           administrative, accountant, mercantile
                                                                               and financial counsel and assistance
                                                                               to and from any other Mexican or
                                                                               foreign corporation, whether or not
                                                                               this company is a shareholder of them
Transamerica Accounts             Delaware      100% TCFC Asset Holdings,      Holding company
Holding Corporation                             Inc.
Transamerica Affinity             Maryland      100% AEGON Direct Marketing    Marketing company
Services, Inc.                                  Services, Inc.
Transamerica Affordable          California     100% TRS                       General partner LHTC Partnership
Housing, Inc.
Transamerica Annuity             New Mexico     100% Transamerica              Performs services required for
Service Corporation                             International Holdings, Inc.   structured settlements
Transamerica Asset                Florida       Western Reserve Life           Fund advisor
Management, Inc.                                Assurance Co. of Ohio owns
                                                77%; AUSA Holding Co. owns
                                                23%
Transamerica Aviation LLC         Delaware      100% TCFC Air Holdings, Inc.   Special purpose corporation
Transamerica Capital, Inc.       California     100% AUSA Holding Co.          Broker/Dealer
Transamerica Commercial           Delaware      100% TFC                       Holding company
Finance Corporation, I
Transamerica Consultora Y          Chile        95% TOLIC; 5% Transamerica     Special purpose limited liability
Servicios Limitada                              International Holdings, Inc.   corporation
Transamerica Consumer             Delaware      100% TCFC Asset Holdings,      Consumer finance holding company
Finance Holding Company                         Inc.
Transamerica Corporation          Delaware      100% The AEGON Trust           Major interest in insurance and finance
Transamerica Corporation           Oregon       100% Transamerica Corp.        Holding company
(Oregon)
Transamerica Direct              Australia      100% AEGON DMS Holding B.V.    Holding company
Marketing Asia Pacific Pty
Ltd.
Transamerica Direct               Maryland      51% Hugh J. McAdorey; 49%      Provide consulting services ancillary
Marketing Consultants, LLC                      AEGON Direct Marketing         to the marketing of insurance products
                                                Services, Inc.                 overseas.
Transamerica Direct                Mexico       100% AEGON DMS Holding B.V.     Provide marketing, trading,
Marketing Group-Mexico                                                         telemarketing and advertising services
Servicios S.A. de C.V.                                                         in favor of any third party,
                                                                               particularly in favor of insurance and
                                                                               reinsurance companies.
Transamerica Direct                Korea        99% AEGON DMS Holding B.V.:    Marketing company
Marketing Services Korea                        1% AEGON International B.V.
Ltd.
Transamerica Distribution         Delaware      100% TCFC Asset Holdings,      Commercial Finance
Finance - Overseas, Inc.                        Inc.
Transamerica Finance              Delaware      100% Transamerica Corp.        Commercial & Consumer Lending &
Corporation ("TFC")                                                            equipment leasing
Transamerica Financial            Delaware      100% Transamerica              Broker/dealer
Advisors, Inc.                                  International Holdings, Inc.
Transamerica Financial Life       New York      87.40% AEGON USA, Inc.;        Insurance
Insurance Company                               12.60% TOLIC
Transamerica Financial            Alabama       100% Transamerica  Financial   Insurance agent & broker
Resources Insurance Agency                      Advisors, Inc.
of Alabama, Inc.
Transamerica Fund Services,       Florida       Western Reserve Life           Mutual fund
Inc.                                            Assurance Co. of Ohio owns
                                                44%; AUSA Holding Company
                                                owns 56%
Transamerica Funding LP             U.K.        99% Transamerica Leasing       Intermodal leasing
                                                Holdings, Inc.; 1%
                                                Transamerica Commercial
                                                Finance Corporation, Inc
Transamerica Holding B.V.       Netherlands     100% AEGON International N.V.  Holding company
Transamerica Home Loan           California     100% Transamerica Finance      Consumer mortgages
                                                Corporation
Transamerica IDEX Mutual          Delaware      100% InterSecurities, Inc.     Mutual fund
Funds
Transamerica Income Shares,       Maryland      100% AEGON/Transamerica Fund   Mutual fund
Inc. Advisers, Inc.
Transamerica Insurance           Australia      100% Transamerica Direct       Insurance intermediary
Marketing Asia Pacific Pty                      Marketing Asia Pacific Pty
Ltd. Ltd.
Transamerica International        Maryland      100% Monumental General        Marketing arm for sale of mass
Direct Marketing Group, Inc.                    Insurance Group, Inc.          marketed insurance coverage
Transamerica International        Delaware      100% AEGON USA, Inc.           Investments
Holdings, Inc.
Transamerica International        Bermuda       100% AEGON USA, Inc.           Reinsurance
RE (Bermuda) Ltd.
Transamerica Investment           Delaware      80% Transamerica Investment    Investment advisor
Management, LLC                                 Services, Inc. as Original
                                                Member; 20% owned by
                                                Professional Members (employees
                                                of Transamerica Investment
                                                Services, Inc.)
Transamerica Investment           Delaware      100% Transamerica Corp.        Holding company
Services, Inc. ("TISI")
Transamerica Investors, Inc.      Maryland      100% Transamerica Investment   Advisor
                                                Management, LLC
Transamerica Leasing              Delaware      100% Transamerica Finance      Holding company
Holdings, Inc.                                  Corporation
Transamerica Life (Bermuda)       Bermuda       100% Transamerica Occidental   Long-term life insurer in Bermuda - -
Ltd.                                            Life Insurance Company         will primarily write fixed universal
                                                                               life and term insurance
Transamerica Life Canada           Canada       AEGON Canada Inc. owns         Life insurance company
                                                9,600,000 shares of common
                                                stock; AEGON International
                                                N.V. owns 3,568,941 shares
                                                of common stock and 184,000
                                                shares of Series IV
                                                Preferred stock.
Transamerica Life Insurance         Iowa        316,955 shares Common Stock    Insurance
Company                                         owned by Transamerica
                                                Occidental Life Insurance
                                                Company; 87,755 shares Series B
                                                Preferred Stock owned by AEGON
                                                USA, Inc.
Transamerica Life                 Delaware      Investors Warranty of          Provision of marketing, training,
Solutions, LLC                                  America, Inc. - sole member    educational, and support services to
                                                                               life  insurance  professionals  relating  to  the
                                                                               secondary market for life insurance, primarily
                                                                               through its affiliation with LexNet, LP,
                                                                               a life settlements marketplace.

Transamerica Minerals            California     100% TRS                       Owner and lessor of oil and gas
Company                                                                        properties
Transamerica Oakmont             California     100% Transamerica              General partner retirement properties
Corporation                                     International Holdings, Inc.
Transamerica Oakmont             California     Co-General Partners are        Senior living apartments
Retirement Associates                           Transamerica Oakmont
                                                Corporation and Transamerica
                                                Products I (Administrative
                                                General Partner)
Transamerica Occidental             Iowa        1,104,117 shares Common        Life Insurance
Life Insurance Company                          Stock owned by Transamerica
("TOLIC")                                       International Holdings,
                                                Inc.; 1,103,466 shares of
                                                Preferred Stock owned by
                                                Transamerica Corporation
Transamerica Occidental's        California     100% TOLIC                     Mutual fund
Separate Account Fund C
Transamerica Pacific               Hawaii       100% Transamerica Corp.        Life insurance
Insurance Company, Ltd.
Transamerica Pyramid                Iowa        100% TOLIC                     Realty limited liability company
Properties LLC
Transamerica Re Consultoria        Brazil       95% TOLIC; 5% Transamerica     Insurance and reinsurance consulting
em Seguros e Servicos Ltda                      International Holdings, Inc.
Transamerica Realty               Delaware      100% TOLIC                     Realty limited liability company
Investment Properties LLC
Transamerica Realty               Delaware      100% AEGON USA Realty          Real estate investments
Services, LLC ("TRS")                           Advisors, Inc.
Transamerica Retirement          Minnesota      100% AEGON Financial           Life Insurance and underwriting
Management, Inc.                                Services Group, Inc.           services
Transamerica Securities           Maryland      100% Transamerica              Broker/Dealer
Sales Corporation                               International Holdings, Inc.
Transamerica Small Business       Delaware      100% TCFC Asset Holdings,      Holding company
Capital, Inc.                                   Inc.
Transamerica Trailer            Switzerland     100% Transamerica Leasing      Leasing
Leasing AG                                      Holdings, Inc.
Transamerica Trailer               Poland       100% Transamerica Leasing      Leasing
Leasing Sp. Z.O.O.                              Holdings, Inc.
Transamerica Vendor               Delaware      100% TCFC  Asset Holdings,     Provides commercial leasing
Financial Services                              Inc.
Corporation
Unicom Administrative           Pennsylvania    100% Academy Insurance         Provider of administrative services
Services, Inc.                                  Group, Inc.
United Financial Services,        Maryland      100% AEGON USA, Inc.           General agency
Inc.
Universal Benefits                  Iowa        100% AUSA Holding Co.          Third party administrator
Corporation
USA Administration                 Kansas       100% TOLIC                     Third party administrator
Services, Inc.
Valley Forge Associates,        Pennsylvania    100% Commonwealth General      Furniture & equipment lessor
Inc.                                            Corporation
Westcap Investors, LLC            Delaware      100% Transamerica Investment   Inactive
                                                Management, LLC
Westcap Investors Series          Delaware      Transamerica Investment        This Series Fund is an unregistered
Fund, LLC                                       Management, LLC is the         investments vehicle for Transamerica
                                                Managing Member                Investment Management, LLC (former
                                                                               Westcap Investors, LLC) clients are
                                                                               Members
Western Reserve Life                Ohio        100% AEGON USA, Inc.           Insurance
Assurance Co. of Ohio
Westport Strategies, LLC          Delaware      AUSA Holding Company - sole    Provide administrative and support
                                                Member                         services, including but not limited to
                                                                               plan consulting, design and
                                                                               administration in connection with
                                                                               retail insurance brokerage business as
                                                                               carried on by producers related to
                                                                               corporate-owned or trust-owned life
                                                                               insurance policies
WFG China Holdings, Inc.          Delaware      100% World Financial Group,    Hold interest in Insurance Agency
                                                Inc.                           located in Peoples Republic of China
WFG Insurance Agency of         Puerto Rico     100% World Financial Group     Insurance agency
Puerto Rico, Inc.                               Insurance Agency, Inc.
WFG Properties Holdings, LLC      Georgia       100% World Financial Group,    Marketing
                                                Inc.
WFG Property & Casualty          California     100% WFG Property & Casualty   Insurance agency
Insurance Agency of                             Insurance Agency, Inc.
California, Inc.
WFG Property & Casualty            Nevada       100% WFG Property & Casualty   Insurance agency
Insurance Agency of Nevada,                     Insurance Agency, Inc.
Inc.
WFG Property & Casualty           Georgia       100% World Financial Group     Insurance agency
Insurance Agency, Inc.                          Insurance Agency, Inc.
WFG Reinsurance Limited           Bermuda       100% World Financial Group,    Reinsurance
                                                Inc.
WFG Securities of Canada,          Canada       100% World Financial Group     Mutual fund dealer
Inc.                                            Holding Company of Canada,
                                                Inc.
World Financial Group              Canada       100% TIHI                      Holding company
Holding Company of Canada
Inc.
World Financial Group             Ontario       50% World Financial Group      Insurance agency
Insurance Agency of Canada                      Holding Co. of Canada Inc.;
Inc.                                            50% World Financial Group
                                                Subholding Co. of Canada Inc.
World Financial Group              Hawaii       100% World Financial Group     Insurance agency
Insurance Agency of Hawaii,                     Insurance Agency, Inc.
Inc.
World Financial Group          Massachusetts    100% World Financial Group     Insurance agency
Insurance Agency of                             Insurance Agency, Inc.
Massachusetts, Inc.
World Financial Group             Wyoming       100% World Financial Group     Insurance agency
Insurance Agency of                             Insurance Agency, Inc.
Wyoming, Inc.
World Financial Group            California     100% Western Reserve Life      Insurance agency
Insurance Agency, Inc.                          Assurance Co. of Ohio
World Financial Group              Canada       100% World Financial Group     Holding company
Subholding Company of                           Holding Company of Canada,
Canada Inc.                                     Inc.
World Financial Group, Inc.       Delaware      100% AEGON Asset Management    Marketing
                                                Services, Inc.
World Group Securities, Inc.      Delaware      100% AEGON Asset Management    Broker-dealer
                                                Services, Inc.
Zahorik Company, Inc.            California     100% AUSA Holding Co.          Inactive
Zero Beta Fund, LLC               Delaware      Manager:  AEGON USA            Aggregating vehicle formed to hold
                                                Investment Management, LLC     various fund investments.

Item 29. Indemnification.

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The code also specifies procedures for determining when indemnification payments can be made.

Article V, Section I, of Transamerica's Bylaws provides: Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. (It is the Corporation's intent that these bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the corporation's Articles of Incorporation.)

The directors and officers of Transamerica Life Insurance Company are covered under a Directors and Officers liability program, which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $300,000,000 for Coverage A and $300,000,000 for Coverage B for the period November 8 2007/2008. Coverage B is subject to a self insured retention of $5,000,000. The primary policy under the program is with AIG/Europe/Landmark Insurance Company Limited.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  Principal Underwriter.

(a) Other Activity.

Transamerica Securities Sales Corporation is the Principal Underwriter for Transamerica Life Insurance Company's Separate Accounts VL, VUL-1, VUL-2, VUL-4, VUL-5, and VUL-6.

The Principal Underwriter is wholly-owned by Transamerica Service Company, a subsidiary of Transamerica International Holdings, Inc., which is wholly owned by AEGON USA, Inc., which is a subsidiary of AEGON, N.V. The address of the Underwriter is 1150 South Olive Street, Los Angeles, California 90015.

(b) Management.

The following table furnishes information with respect to each director and officer of the Principal Underwriter currently distributing securities of the registrant:

Sandra C. Brown   Director, Chairperson and President
George Chuang     Director, Vice President, Treasurer and
                  Chief Financial Officer
Lisa Gok          Vice President and Chief Compliance Officer
Robert Armstrong  Secretary

(c) Compensation from the Registrant.

The following table lists the amounts of commission and other compensation received, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



---------------------- ------------------------------ ---------------------- ----------------- ---------------------
  Name of Principal    Net Underwriting Discounts &      Compensation on        Brokerage
     Underwriter                Commission                 Redemption          Commissions         Compensation
---------------------- ------------------------------ ---------------------- ----------------- ---------------------
---------------------- ------------------------------ ---------------------- ----------------- ---------------------
TSSC                                 0                          0              $248,924.54              0
---------------------- ------------------------------ ---------------------- ----------------- ---------------------

Item 31.  Location of Accounts and Records.

The Company maintains physical possession of each account, book, or other document required to be maintained (by Section 31(a) of the 1940 Act) at its offices at 1150 South Olive Street, Los Angeles, California 90015 and 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

Item 32.  Management Services.   Not applicable.

Item 33.    Fee Representation.

Transamerica Life Insurance Company hereby represents that the fees and charges deducted under the Contracts are reasonable in the aggregate in relation to services rendered, expenses expected to be incurred and risks assumed by Transamerica Life Insurance Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned in the in the City of Saint Petersburg, State of Florida, on the 30th day of September, 2008.

           Transamerica Life Insurance Company Separate Account VUL-2
                       (Formerly Separate Account VUL-2 of
                Transamerica Occidental Life Insurance Company)
                                  (Registrant)

                           By: /s/ Stephen R. Shepard

                               Stephen R. Shepard
         Vice President, Division General Counsel & Assistant Secretary
                       Transamerica Life Insurance Company

                       Transamerica Life Insurance Company
            (Formerly Transamerica Occidental Life Insurance Company)
                                   (Depositor)

                           By: /s/ Stephen R. Shepard

                               Stephen R. Shepard
         Vice President, Division General Counsel & Assistant Secretary


Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                       Title                                           Date
Kenneth Kilbane*/                Director and Chairman of the Board               September 30, 2008

Craig D. Vermie*/                Director, Senior Vice President, Secretary       September 30, 2008
                                 And General Counsel

Brenda K. Clancy*/               Director and President   September 30, 2008

Eric J. Martin*/                 Vice President and Corporate Controller          September 30, 2008

Darryl D. Button*/               Senior Vice President and Chief                  September 30, 2008
                                 Financial Officer

Arthur C. Schneider*/            Director, Senior Vice President and              September 30, 2008
                                 Chief Tax Officer

Mark W. Mullin*/                 Director and Chief Executive Officer             September 30, 2008



/s/ Stephen R. Shepard
*By: Stephen R. Shepard on September 30, 2008, as Attorney-in-Fact pursuant to powers of attorney filed herewith.

                                              EXHIBIT INDEX


Exhibit No.   Description of Exhibit

26(a)(ii)     Consent of the Board of Directors-Merger

26(a)(iii)    Resolution of the Board of Directors of Transamerica Life
              Insurance Company for the name change of the separate account

26(k)         Opinion of Counsel

26(n)         Consent of Independent Registered Public Accounting Firm

26(r)         Powers of Attorney